The registrant is submitting this draft registration statement confidentially as an "emerging growth company"
pursuant to Section 6(e) of the Securities Act of 1933.

As confidentially submitted to the Securities and Exchange Commission on June 30, 2017.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Workspace Property Trust
(Exact name of registrant as specified in governing instruments)

700 Dresher Road, Suite 150
Horsham, PA 19044
(215) 328-2700
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Thomas A. Rizk
Chief Executive Officer
700 Dresher Road, Suite 150
Horsham, PA 19044
(215) 328-2700
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
John P. Napoli, Esq. Blake Hornick, Esq. Michael T. Dunn, Esq. Seyfarth Shaw LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Phone: (212) 218-5500 Facsimile: (212) 218-5526	Michael W. Benjamin, Esq. Lewis W. Kneib, Esq. Julian Kleindorfer, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 Phone: (212) 906-1200 Facsimile: (212) 751-4864	Gilbert G. Menna, Esq. Scott C. Chase, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Phone: (212) 813-8800 Facsimile: (212) 355-3333

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging Growth Company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(2)

Common Shares of Beneficial Interest, $0.01 par value per share

(1)
Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended. Includes additional common shares of beneficial interest that the underwriters have the option to purchase. See "Underwriting."

(2)
Includes the offering price of the common shares of beneficial interest that may be purchased by the underwriters pursuant to their option to purchase additional shares.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                    , 2017.

            Common Shares

Workspace Property Trust

        This is the initial public offering of common shares of beneficial interest, $0.01 par value per share, of Workspace Property Trust. We are selling all of the common shares being sold in this offering.

        Prior to this offering, there has been no public market for the common shares. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to have the common shares listed on the New York Stock Exchange under the symbol "WSPT."

        We intend to elect to be treated and to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. Our common shares will be subject to the ownership and transfer restrictions in our declaration of trust, which are intended to assist us in qualifying and maintaining our qualification as a REIT. Our declaration of trust generally provides that no person may beneficially or constructively own more than 9.8% in value of the aggregate of our outstanding shares of all classes or series or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate number of our outstanding common shares. See "Description of Shares—Restrictions on Ownership and Transfer."

        We are an "emerging growth company" under federal securities laws and will be subject to reduced public company reporting requirements.

        See "Risk Factors" beginning on page 19 to read about factors you should consider before buying the common shares.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Workspace Property Trust	$	$

        To the extent that the underwriters sell more than            common shares, the underwriters have the option to purchase up to an additional            common shares from Workspace Property Trust at the initial price to public, less the underwriting discount, for 30 days after the date of this prospectus.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2017.

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch

Prospectus dated                          , 2017.

PROSPECTUS

i

        Through and including                        , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        We have not authorized anyone to provide any information or to make any representations to you other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

MARKET DATA AND INDUSTRY FORECASTS

        We use market data and industry forecasts throughout this prospectus. We have obtained certain information contained in the sections entitled "Prospectus Summary" and certain information contained in the sections entitled "Industry and Market Data" and "Business and Properties" from market research prepared for us by Jones Lang LaSalle Americas, Inc., or JLL, a nationally recognized real estate consulting firm, and such information is included in this prospectus in reliance on JLL's authority as an expert in such matters. In addition, we have obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of such forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

CERTAIN DEFINED TERMS

        Except where the context suggests otherwise, we define certain terms in this prospectus as follows:

  •
  "adjusted percent leased" is calculated as (i) square footage under commenced leases as of March 31, 2017, plus additional square footage leased pursuant to signed but not commenced leases (net of renewals) as of June 30, 2017, minus square footage under expired or terminated leases between April 1, 2017 and June 30, 2017, divided by (ii) total rentable square feet.

  •
  "annualized rent" represents annualized monthly contractual rent under leases commenced as of March 31, 2017 and is calculated by multiplying total cash rent before abatements for a specified month by 12. Annualized rent is converted from triple net or modified gross to gross basis by adding expense reimbursements to base rent.

  •
  "annualized rent per square foot" represents annualized rent divided by leased square feet under commenced leases as of March 31, 2017.

  •
  "CBD" refers to central business districts in urban areas.

  •
  "capitalization rate" refers to the ratio of the annual net operating income of a property to its purchase price.

  •
  "common units" refers to the common units of limited partnership interest in our operating partnership, which units are redeemable for cash or, at our option, common shares on a one-for-one basis.

  •
  "continuing investors" refer to prior investors in our predecessor that will own common shares or common units following the consummation of the formation transactions.

  •
  "first portfolio" refers to the portfolio of 40 office and flex properties and one land parcel in the Philadelphia market that our predecessor acquired on December 3, 2015.

  •
  "flex" or "flex space" refers to buildings that are generally configured with a combination of office and warehouse space and can be designed to fit a number of uses, including office, research and development, laboratory, assembly, showroom, light manufacturing and other activities.

  •
  "formation transactions" refers to the series of transactions occurring prior to, or concurrently with, the completion of this offering by our predecessor and its affiliates to establish our operating structure. See "Structure and Formation of Our Company."

  •
  "fully diluted basis" refers to all of our outstanding common shares at such time, plus common shares issuable upon the redemption of all outstanding common units on a one-for-one basis, which is not the same as the meaning of "fully diluted" under GAAP.

  •
  "GAAP" refers to generally accepted accounting principles in the United States.

  •
  "Millennials" refers to the age cohort born between 1980 and 2000.

  •
  "modified gross lease" refers to a lease that requires the tenant to pay base rent at the lease's inception and, in subsequent years, the base rent plus a proportional share of some of the property operating expenses, including real estate taxes, utilities, insurance premiums and repair and maintenance costs.

  •
  "net absorption" refers to the change in physically occupied space from one period to another period of time and takes into account newly constructed buildings and the conversion or demolition of buildings.

  •
  "non-recurring capital expenditures" include expenditures to renovate and upgrade the competitive positioning, or convert the use, of a property.

  •
  "our operating partnership" refers to Workspace Property Trust, L.P., a Delaware limited partnership, together with its consolidated subsidiaries.

  •
  "our predecessor" refers to Workspace Property Trust, L.P. and its affiliates, including Workspace RVFP, L.P., Workspace Property Management, L.P., RV OP 2, L.P., RV OP 3, L.P., RV OP 4, L.P., RVFP Limited, L.P., WPT FAMP Limited Partnership and their consolidated subsidiaries.

  •
  "percent leased" is based on commenced leases as of March 31, 2017 and is calculated as total rentable square feet under commenced leases divided by total rentable square feet.

  •
  "pro forma" or "pro forma basis" means that the related financial information gives effect to this offering and the formation transactions as if such offering or formation transactions had occurred (i) with respect to balance sheet data, on March 31, 2017, and (ii) with respect to statement of operations data, on January 1, 2016.

  •
  "psf" means per square foot.

  •
  "recurring capital expenditures" refers to expenditures to maintain an asset's competitive position within the submarket or extend the useful life of the asset due to ordinary wear and tear, including, but not limited to, expenditures to replace or repair mechanical systems, HVAC systems, roof replacements and other structural systems.

  •
  "rentable square feet" or "RSF" is based on management's estimates. As of March 31, 2017, total rentable square feet consisted of 8,737,573 leased square feet, 55,500 square feet with respect to signed but not commenced leases, 1,103,957 square feet available for lease and 32,933 square feet for building management use.

  •
  "revolving credit facility" refers to the $             million senior unsecured revolving credit facility we intend enter into in connection with this offering and the formation transactions.

  •
  "signed but not commenced lease" refers to a lease that has been signed but the tenant is not yet entitled to occupy the space or the renewal term has not yet started as of the date specified.

  •
  "second portfolio" refers to the portfolio of 108 office and flex properties and two land parcels located in the Philadelphia, South Florida, Tampa, Minneapolis and Phoenix markets that our predecessor acquired on October 3, 2016.

  •
  "South Florida" refers to the Fort Lauderdale and West Palm Beach markets.

  •
  "tech flex" or "tech flex space" refers to flex space where the warehouse component of the building (which also includes office space) is used for high-tech or capital intensive uses beyond those uses typically associated with traditional flex space, such as research and development, manufacturing or laboratory activities by technology or biotechnology tenants.

  •
  "total shareholder return" means the appreciation in stock price assuming contemporaneous reinvestment of all dividends and other distributions.

  •
  "triple-net lease" refers to a lease that requires the tenant to pay substantially all of the property operating expenses, including real estate taxes, insurance premiums and repair and maintenance costs.

  •
  "triple-net lease with a cap" refers to triple-net leases that cap the amount by which certain operating expenses may grow on a per annum basis and be reimbursed by the tenant.

  •
  "Workspace," "we," "our," "us," "general partner," and "our company" refer to Workspace Property Trust, a Maryland real estate investment trust, together with its consolidated subsidiaries after giving effect to the formation transactions described in this prospectus, including our operating partnership, and, in certain cases, refer to the activities of Workspace conducted prior to the formation transactions.

 PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the consolidated financial statements and the notes thereto and the other documents to which this prospectus refers before making an investment decision. References in this prospectus to "Workspace," "we," "our," "us," "general partner" and "our company" refer to Workspace Property Trust, together with our consolidated subsidiaries, including Workspace Property Trust, L.P. References in this prospectus to "our operating partnership" refer to Workspace Property Trust, L.P., a Delaware limited partnership, together with its consolidated subsidiaries. Unless the context otherwise requires or indicates, this prospectus (i) assumes the formation transactions, as described under the caption "Structure and Formation of Our Company," have been completed, (ii) assumes the             common shares to be sold in this offering are sold at $            per share, which is the midpoint of the price range set forth on the front cover of this prospectus, (iii) assumes no exercise by the underwriters of their option to purchase up to an additional            common shares to cover over-allotments, or the over-allotment option, and (iv) presents all property-level information as of March 31, 2017 on a pro forma basis for the formation transactions.

Workspace Property Trust

        Workspace Property Trust is a fully integrated real estate investment company primarily focused on acquiring, owning and operating high-quality office and flex real estate in prime locations within transit centric, amenity rich U.S. suburban office submarkets. The founding members of our management team, Thomas A. Rizk and Roger W. Thomas, have a proven track record, having led a public suburban office real estate investment trust ("REIT") that achieved market-leading total shareholder returns during their joint tenure. We believe the U.S. suburban office market is under-represented in the public REIT space despite offering compelling risk-adjusted returns that are supported by recovering demand, limited new supply and an increasing demographic shift back to the suburbs. We intend to capitalize on this market opportunity by sourcing and executing accretive acquisitions and enhancing the value of our portfolio through proactive asset management. As a first step in executing on our strategy, we have assembled a strong portfolio of 148 properties, totaling 9.9 million rentable square feet, and we have identified an acquisition pipeline of high-quality, well-located and attractively-priced suburban office and flex properties in excess of $             billion.

        Thomas A. Rizk, our Chairman and Chief Executive Officer, and Roger W. Thomas, our President and Chief Operating Officer, have over 60 years of combined experience acquiring, owning and operating commercial real estate across markets and cycles, with extensive experience in suburban office and flex real estate. In August 1994, Messrs. Rizk and Thomas orchestrated the highly successful initial public offering of Cali Realty Corporation ("Cali"), a REIT focused on suburban office opportunities. Under their leadership, Cali completed more than $3 billion in acquisitions totaling approximately 23 million square feet, including the acquisition of the suburban office portfolio of The Mack Company in December 1997, and generated total shareholder return of approximately 148% versus 55% for the FTSE NAREIT All REITs Index for the period between its initial public offering and Mr. Rizk's departure in April 1999. After the completion of this offering and the formation transactions, our senior management team is expected to own approximately        % of our company on a fully diluted basis (based on the midpoint of the price range set forth on the front cover of this prospectus), providing a strong alignment of their interests with those of our shareholders.

        We believe our focus on acquiring, owning and operating high-quality office and flex real estate in prime suburban submarkets will generate attractive risk-adjusted returns to our shareholders. We further believe:

  •
  the large and fragmented U.S. suburban office and flex market presents an attractive opportunity to be an active consolidator of suburban office and flex properties within well-positioned suburban submarkets;

  •
  suburban office fundamentals are well-positioned for continued recovery and long-term growth, supported by increasing re-suburbanization trends, robust leasing activity and subdued new construction;

  •
  the current pricing and liquidity dislocations between suburban and CBD office markets, particularly with respect to large, multi-asset portfolios, create attractive acquisition opportunities for high-quality suburban office and flex assets in prime locations with multiple demand generators and limited supply growth;

  •
  as one of the few publicly traded REITs with a core suburban office and flex strategy, our scale, expertise and focus will competitively position us to capitalize on the strong growth potential embedded in suburban office and flex assets relative to other asset classes;

  •
  our senior management team's acquisition experience and deep, long-standing network of relationships with real estate owners and developers, national and regional lenders, brokers, tenants and other market participants will enable us to source and execute attractive off-market acquisitions;

  •
  our market and asset selection process will enable us to pursue acquisition opportunities without geographic constraints in select markets throughout the United States where we believe we can achieve compelling scale and effectively recycle capital;

  •
  our integrated, scalable management platform provides us with significant cost benefits and control over operating expenses and leasing processes, enabling us to drive internal growth; and

  •
  our process of enhancing suburban office properties by creating vibrant and stimulating work environments that appeal to the Millennial workforce and employers will allow us to offer differentiated office and flex products that we believe will drive demand for our properties.

        In 2015, Messrs. Rizk and Thomas jointly founded our predecessor and have since built a senior management team with approximately 50 additional years of commercial real estate experience and an organization of approximately 65 other real estate professionals with extensive operating experience, deep local knowledge and strong relationships in the suburban office industry. Our differentiated investment and operating strategy has enabled us to achieve strong operating results, and we believe we are well positioned to generate significant opportunities for future growth. Since our founding in 2015, we:

  •
  completed two off-market portfolio acquisitions totaling 9.9 million rentable square feet, comprised of 40 office and flex properties and one land parcel (our "first portfolio") that we acquired on December 3, 2015, and 108 office and flex properties and two land parcels (our "second portfolio") that we acquired on October 3, 2016;

  •
  executed 95 leases totaling 1,289,337 square feet, comprised of 27 new leases totaling 219,019 square feet and 68 renewal leases totaling 1,070,318 square feet through March 31, 2017; and

  •
  increased our portfolio's percent leased since the closing of our second portfolio by 130 basis points from 87.0% to 88.3% as of March 31, 2017 (or by 340 basis points to 90.4% as of June 30, 2017, inclusive of signed but not commenced leases).

        We also have identified a pipeline of potential off-market acquisitions consistent with our investment strategy with an estimated aggregate purchase price in excess of $         billion and totaling more than         million rentable square feet.

Our Portfolio

        The following table provides information about our portfolio as of March 31, 2017:

Market	Number of Properties	Rentable Square Feet(1)	Percent Leased(2)	Annualized Rent(3)	Annualized Rent Per Square Foot(4)
Philadelphia
Office	44	3,044,298	80.0%	$57,857,146	$23.75
Flex	26	1,381,915	94.9%	18,304,625	$13.95
South Florida
Office	11	1,136,698	96.7%	31,055,601	$28.26
Tampa
Office	14	684,363	86.9%	13,022,254	$21.89
Flex	20	1,115,205	94.5%	16,226,061	$15.40
Minneapolis
Office	11	921,204	83.8%	18,441,848	$23.89
Flex	8	567,628	87.2%	7,686,985	$15.53
Phoenix
Office	13	977,383	92.8%	18,746,199	$20.67
Flex	1	101,269	100.0%	1,513,972	$14.95

Portfolio Total / Weighted Average	148	9,929,963	88.3%	$182,854,691	$20.85

(1)
Based on management's estimates. Total rentable square feet consists of 8,737,573 leased square feet, 55,500 square feet with respect to signed but not commenced leases, 1,103,957 square feet available for lease and 32,933 square feet for building management use.

(2)
Based on commenced leases as of March 31, 2017 and calculated as total rentable square feet under commenced leases divided by total rentable square feet. As of June 30, 2017, we entered into 33 new leases and 60 renewal leases that had not commenced as of March 31, 2017. The table below sets forth adjusted percent leased data reflecting these signed but not commenced leases.

	Leased Square Feet Under Signed But Not Commenced Leases(a)	Adjusted Percent Leased(b)	Annualized Rent Under Signed But Not Commenced Leases(c)	Total Adjusted Annualized Rent(d)	Total Adjusted Annualized Rent per Square Foot(e)
Portfolio Total / Weighted Average	1,523,828	90.4%	$30,550,273	$188,641,519	$21.02

(a)
Leased square feet under signed but not commenced leases include an aggregate of (i) 236,724 square feet of new leases and 770,568 square feet of renewals in Philadelphia, (ii) 24,068 square feet of new leases and 79,373 square feet of renewals in South Florida, (iii) 29,181 square feet of renewals in Phoenix, (iv) 49,580 square feet of new leases and 40,489 square feet of renewals in Minneapolis and (v) 107,295 square feet of new leases and 186,550 square feet of renewals in Tampa.

(b)
Adjusted percent leased is calculated as (i) square footage under commenced leases as of March 31, 2017, plus additional square footage leased pursuant to signed but not commenced leases (net of renewal space) as of June 30, 2017, minus square footage under expired or terminated leases between April 1, 2017 and June 30, 2017, divided by (ii) total rentable square feet.

(c)
Represents annualized monthly contractual rent under leases that had not commenced as of March 31, 2017. This amount reflects total cash rent before abatements. Abatements committed to signed but not commenced leases for the 12 months ending March 31, 2018 were $1,947,146. This figure includes $1,274,824 of rent abatements for new leases and $672,323 for renewal leases. Annualized rent is converted from triple net or modified gross to gross basis by adding estimated expense reimbursements to base rent. Amounts include approximately $3.1 million of estimated reimbursement revenue attributable to tenants between April 1, 2017 and June 30, 2017. Amounts exclude additional income for areas such as parking space, storage space, roof space and antenna usage.

(d)
Total adjusted annualized rent is calculated by adding annualized rent as of March 31, 2017 and annualized rent under signed but not commenced leases (net of renewals) and subtracting annualized rent for space under leases that were expired or terminated between April 1, 2017 and June 30, 2017. Total adjusted annualized rent does not include annualized rent for space under commenced leases as of March 31, 2017 that were being renewed pursuant to a signed but not commenced lease.

(e)
Total adjusted annualized rent per square foot is calculated as (i) total adjusted annualized rent, divided by (ii) square footage under commenced leases as of March 31, 2017 plus additional square footage leased pursuant to signed but not commenced leases (net of renewal space) as of June 30, 2017 minus square footage under expired or terminated leases between April 1, 2017 and June 30, 2017).

For additional information with respect to our signed but not commenced leases as of June 30, 2017, see "Business and Properties—Our Portfolio."

(3)
Represents annualized monthly contractual rent under leases commenced as of March 31, 2017. This amount reflects total cash rent before abatements. Abatements committed to leases that commenced as of March 31, 2017 for the 12 months ending March 31, 2018 were $0.8 million. Based on annualized rent as of March 31, 2017, approximately 89.9%, 7.4% and 2.7% of our annualized rent was generated from triple-net, triple-net leases with a cap and modified gross leases, respectively. Annualized rent is converted from triple net or modified gross to gross basis by adding expense reimbursements to base rent. Amounts also include $62.6 million of reimbursement revenue attributable to tenants as of March 31, 2017. Amounts exclude $0.2 million of additional income for areas such as parking space, storage space, roof space and antenna usage.

(4)
Represents annualized rent divided by square feet under commenced leases.

        The following charts provide the source of our annualized rent by market and asset type as of March 31, 2017:

Market Opportunity

        Consistent economic growth, robust job creation and reduced levels of new supply relative to prior cycles have fueled strong leasing demand and improved market fundamentals for U.S. suburban office properties since the financial crisis. According to JLL data, vacancy rate spreads between suburban and CBD office properties have come back to pre-financial-crisis levels, with suburban office rent growth outpacing CBD office in three of the last four years. However, capitalization rate spreads between suburban office and CBD office have remained elevated since 2010.

        Further, JLL projects continued positive net absorption, rent growth and below-average levels of speculative construction for the U.S. suburban office market over the next three years, driven by transformational changes in the labor force and associated commercial tenant demand. In particular, we believe that increasing family formation among Millennials will accelerate re-suburbanization trends, particularly in the transit centric, amenity rich submarkets that we operate in and target, and drive enhanced leasing demand in our properties.

        We believe that these strong underlying fundamentals in the suburban office market, coupled with historically high capitalization rate spreads relative to the CBD office market, offer an attractive opportunity to generate superior risk-adjusted returns. As one of the only publicly traded REITs focused on this compelling opportunity, we will leverage our extensive acquisition and operating expertise to selectively invest in the large, fragmented and improving suburban office market.

Competitive Strengths

        We believe that we distinguish ourselves from other owners and operators of office and flex properties through several competitive strengths, including the following:

  •
  Experienced and Aligned Management Team.  Our senior management team has extensive experience acquiring, owning and operating suburban office and flex real estate across markets and cycles, including our founders' experience at a publicly traded suburban office REIT that achieved market-leading total shareholder returns of approximately 148% during their joint tenure. We believe that our senior management team's proven experience, as well as deep and long-standing relationships within the suburban office and flex space, will competitively position us, provide us with access to off-market acquisition opportunities and facilitate our ability to execute our growth plan.

  •
  Differentiated Core Suburban Office and Flex Strategy.  As one of the few publicly traded REITs with a core suburban office and flex strategy, our expertise, scale and focus will competitively position us to capitalize on the strong growth potential embedded in suburban office markets relative to CBD office and other asset classes. Our process of enhancing properties to appeal to the Millennial workforce and employers will allow us to offer differentiated products that we believe will drive demand for our properties.

  •
  Proven Ability to Originate and Execute Acquisition Opportunities.  Our senior management team has an extensive network of longstanding relationships with owners, operators, brokers, lenders and other participants in suburban office and flex markets, which it has leveraged to access a wide variety of acquisition opportunities. We believe our extensive industry network, coupled with our history of successful acquisitions, improves our ability to source and execute attractive transactions.

  •
  Integrated, Scalable Platform.  We operate a platform that is both vertically integrated across functions, including investment, finance, property management and leasing, and horizontally integrated across office and flex real estate assets. Our integrated structure enables us to identify value creation opportunities and realize significant operating efficiencies. We believe proactive, in-house property management and leasing allows us to exercise greater control of operating and capital expenditures while improving re-leasing spreads and occupancy.

  •
  Growth-Oriented Capital Structure.  Our conservative capital structure provides us with significant financial flexibility and capacity to fund future growth. Upon the completion of this offering and the formation transactions, our pro forma net debt to Adjusted EBITDA will be approximately         × for the year ended December 31, 2016. We expect to have substantial liquidity, with a $         million undrawn senior unsecured revolving credit facility and no debt maturities prior to October 2021 (including extensions, which are subject to certain conditions).

Business Objectives and Growth Strategies

        Our primary objective is to generate attractive risk-adjusted returns for our shareholders through dividends and capital appreciation. We believe that pursuing the following strategies will enable us to achieve this objective:

  •
  External Growth through Acquisitions.  We continually evaluate potential new markets throughout the United States, with a focus on targeting markets that possess the vibrant attributes necessary to drive leasing demand and occupancy rates and where we believe we can achieve critical mass. We believe there are many opportunities to acquire large portfolios of suburban office properties from REITs that have determined suburban office to be non-core to their investment strategies and private institutions that have finite investment horizons. Non-core portfolios tend to be under-managed, representing an upside opportunity for an acquirer with operating expertise and focus. We believe this creates an opportunity for us to grow our already compelling scale in markets that meet our investment criteria through strategic and accretive acquisitions that will generate substantial growth.

  •
  Value Creation Through Capital Recycling.  We intend to pursue an efficient capital allocation strategy that maximizes the value of our invested capital. This strategy may include selectively disposing of properties in our portfolio or in portfolios we may acquire in the future that do not fit our investment strategy or for which we believe returns have been maximized given prevailing economic, market and other circumstances and redeploying capital into acquisition opportunities with higher return prospects, in each case, in a manner that is consistent with our qualification as a REIT.

  •
  Aggressive Leasing and Intensive, Value-Enhancing Property Management.  We intensively manage our portfolio, employ aggressive leasing strategies and leverage our tenant relationships to increase the occupancy rates at our properties, attract high-quality tenants and maximize tenant retention rates. We also intend to manage our properties to increase our income by continuing to reduce property-level operating and leasing costs.

  •
  Creating Appealing Modern Suburban Office Environments.  We believe that with minimal investment we can create vibrant and stimulating work environments that appeal to the Millennial workforce while attracting a variety of commercial tenants. We specialize in enhancing suburban office properties to create these work environments through a process we call "Workspacing." We are in the process of Workspacing our multi-tenant buildings that have common areas to create technology-rich facilities with inviting communal lobbies complete with Wi-Fi access, charging stations and quiet areas, as well as our branded "Workspace TV" video wall installation, expanded food service options, premium landscaping and modern fit and finish.

  •
  Financing Strategy.  We intend to employ a conservative leverage strategy and maintain ample liquidity in order to minimize operational risk and retain growth capacity. We are committed to achieving an investment grade rating as soon as practicable, which would allow us to access the unsecured debt markets. However, to effectively manage our long-term leverage strategy, we will continue to analyze various sources of debt capital to determine which sources will be the most advantageous to our investment strategy at any particular point in time.

Summary of Risk Factors

        An investment in our common shares involves various risks, and prospective investors are urged to carefully consider the matters discussed under "Risk Factors" prior to making an investment in common shares. The following is a summary list of some of these risks.

  •
  Adverse market and economic conditions in the United States and globally could adversely affect occupancy levels, rental rates, rent collections, operating and development expenses and the overall value of our assets, and could have a material adverse effect on our results of operations, financial condition, cash flow and our ability to service our debt and to make distributions to our shareholders.

  •
  Substantially all of our rental revenue is derived from properties located in our markets, and adverse economic or other developments in our markets could negatively affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

  •
  We may be unable to identify and execute on acquisitions that meet our criteria, which may impede our growth.

  •
  We have a limited operating history and may not be able to operate our business successfully or implement our business strategy.

  •
  We face significant competition, which may impede our ability to attract or retain tenants and maintain our rental rates.

  •
  Adverse developments concerning the industries in which our tenants are concentrated could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

  •
  We are dependent on our key personnel whose continued service is not guaranteed, and the departure of any of our key personnel could materially and adversely affect us.

  •
  A material weakness has been identified in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, investors could lose confidence in our reported financial information, the trading price of our common shares could decline and our access to the capital markets or other financing sources could become limited.

  •
  We expect to have approximately $         million of indebtedness outstanding following this offering, which may expose us to interest rate fluctuations and the risk of default under our debt obligations.

  •
  Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common shares.

  •
  There has been no public market for our common shares prior to this offering and an active trading market for our common shares may not develop or be sustained following this offering.

  •
  We may be unable to make distributions at expected levels, and we may be required to borrow funds to make distributions, which could result in a decrease in the market value of our common shares.

  •
  Increases in market interest rates may cause prospective purchasers to seek higher distribution yields and therefore reduce demand for our common shares and result in a decline in the market price of our common shares.

Pro Forma Indebtedness

        We expect to have approximately $         million of consolidated indebtedness outstanding upon completion of this offering and the formation transactions. In addition, our indebtedness will have staggered maturities with a weighted average debt maturity of approximately            years, a weighted average interest rate of         % per annum and consist of approximately        % of fixed rate debt. In the future, overall leverage will depend on how we choose to finance our portfolio, including future acquisitions, and the cost of leverage.

Structure and Formation of Our Company

        We were formed as a Maryland real estate investment trust in June 2017, and we intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2017. Prior to, or concurrently with, the completion of this offering, Workspace Property Trust, L.P., our operating partnership, and its affiliates will engage in a series of transactions intended to establish our operating structure.

Our Operating Partnership

        Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for common units. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully under "Description of the Partnership Agreement of Workspace Property Trust, L.P." Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership.

Formation Transactions

        Prior to or concurrently with the completion of this offering, our operating partnership and its affiliates will engage in a series of transactions intended to establish our operating structure. We refer to these transactions, which are described below, as our formation transactions.

  •
  Workspace Property Trust was formed as a Maryland real estate investment trust in June 2017. We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2017.

  •
  Workspace RVFP, L.P., the general partner of our operating partnership, which we refer to as the predecessor general partner, will distribute to its partners certain partnership interests in our operating partnership.

  •
  The predecessor general partner will be merged with and into Workspace Property Trust, with Workspace Property Trust surviving and succeeding as the general partner of our operating partnership, and the owners of the predecessor general partner will receive common shares in exchange for their interests in the predecessor general partner.

  •
  Entities that own Workspace Property Management, L.P., which provides property management services and certain other services to our operating partnership and which we refer to as Workspace Property Management, will contribute to our operating partnership their partnership interests in Workspace Property Management in exchange for common units.

  •
  The entity that owns RV PM GP, LLC, which is the general partner of Workspace Property Management, will contribute to our operating partnership its membership interests in RV PM GP, LLC in exchange for common units, and RV PM GP, LLC will elect to be treated as a taxable REIT subsidiary, or TRS, for U.S. federal income tax purposes in order to cause Workspace Property Management to continue to be treated as a partnership for U.S. federal income tax purposes.

  •
  The existing partnership interests in our operating partnership will be converted into common units in our operating partnership.

  •
  The limited partnership agreement of our operating partnership will be amended and restated.

  •
  We will sell        common shares (or        common shares if the underwriters exercise their over-allotment option in full) in this offering and contribute the net proceeds of this offering to our operating partnership in exchange for common units.

  •
  We expect our operating partnership to use a portion of the net proceeds received from us to repay approximately $         million in outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition opportunities. See "Use of Proceeds."

        The issuance of common shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D of the Securities Act.

Consequences of this Offering and the Formation Transactions

        The completion of this offering and the formation transactions will have the following consequences. All amounts are based on the midpoint of the price range set forth on the front cover of this prospectus.

  •
  We will be the sole general partner of our operating partnership, which indirectly owns, leases and operates all of our assets. We are a holding company and will conduct all of our operations through our operating partnership. We will not have, apart from our ownership of our operating partnership, any independent operations upon the completion of this offering.

  •
  Purchasers of common shares in this offering will own approximately        % of our outstanding common shares, or approximately         % on a fully diluted basis (        % of our outstanding common shares, or        % on a fully diluted basis, if the underwriters exercise their over-allotment option in full).

  •
  Our trustees, executive officers and employees will beneficially own approximately        % of our outstanding common shares or approximately        % of our company on a fully diluted basis (         % of our outstanding common shares, or        % on a fully diluted basis, if the underwriters exercise their over-allotment option in full).

  •
  Continuing investors who are not our trustees, executive officers or employees will beneficially own approximately        % of our outstanding common shares or approximately        % on a fully diluted basis (        % of our outstanding common shares, or        % on a fully diluted basis, if the underwriters exercise their over-allotment option in full).

  •
  We will contribute the proceeds from common shares sold by us in this offering to our operating partnership in exchange for a number of common units equal to the number of common shares that are issued in this offering.

  •
  We will own approximately        % of limited partnership interests in our operating partnership (         % of the interests if the underwriters exercise their over-allotment option in full).

  •
  We expect to have total consolidated indebtedness of approximately $         million.

  •
  The employees of Workspace Property Management will become employees of one of our subsidiaries.

Our Structure

        The following diagram depicts our ownership structure upon completion of this offering, based on the midpoint of the price range set forth on the front cover of this prospectus.

        Information set forth in the table above includes (i)     common shares to be issued in this offering, (ii)             common shares and             common units to be issued in connection with the formation transactions and (iii)       equity-based awards to be granted to our executive officers, trustees and eligible employees concurrently with the completion of this offering. Excludes (a)             common shares issuable upon the exercise in full of the underwriters' over-allotment option, (b)             common shares available for future issuance under our 2017 Equity Incentive Plan and (c)              common shares that may be issued, at our option, upon exchange of            common units to be issued in the formation transactions.

Benefits to Related Parties

        Upon completion of this offering and the formation transactions, certain of our trustees, our executive officers and employees will receive material benefits, including the following:

  •
  We will grant an aggregate of (i)             equity-based awards, subject to certain vesting requirements, to our executive officers and eligible employees and (ii)             equity-based

    awards, subject to certain vesting requirements, to certain of our non-employee trustees. See "Executive and Trustee Compensation—Equity Incentive Plan."

  •
  We will issue an aggregate of            common shares and common units (based on the midpoint of the price range set forth on the front cover of this prospectus) to certain of our trustees, executive officers and employees (or their respective affiliates) in the formation transactions. See "Pricing Sensitivity Analysis."

  •
  We expect to enter into employment agreements with certain of our executive officers that will take effect upon completion of this offering. For a description of the terms of these employment agreements, see "Executive and Trustee Compensation—Employment Agreements."

  •
  We expect to enter into registration rights agreements with the entities and individuals receiving our common shares and common units in the formation transactions, including certain of our trustees and executive officers (or their affiliates). See "Shares Eligible for Future Sale—Registration Rights."

  •
  We expect to enter into indemnification agreements with each of our executive officers, trustees and trustee nominees, whereby we will agree to indemnify our executive officers, trustees and trustee nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions. See "Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws—Limitation of Liability and Indemnification."

Our Tax Status

        We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2017. We believe we have been organized, have operated and will continue to be organized and operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). To maintain REIT status, we must meet a number of organizational, ownership and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our shareholders, computed without regard to the dividends paid deduction and excluding our net capital gain, plus 90% of our net income after tax from foreclosure property (if any), minus the sum of various items of excess non-cash income. We must also meet a number of requirements regarding the nature and composition of our assets and income.

        In any year in which we qualify as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to our shareholders. If we do not meet the applicable requirements, and the statutory relief provisions of the Code do not apply, we will lose our REIT status and be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular U.S. corporate tax rates. Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property and on taxable income that we do not distribute to our shareholders. See "Material U.S. Federal Income Tax Considerations."

Distribution Policy

        We intend to make regular quarterly distributions to our shareholders. We intend to declare a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending                    , 2017, based on a distribution of $            per share for a full quarter. On an annualized basis, this would be $            per share, or an annual distribution rate of approximately        % (based on the midpoint of the price range set forth on the front cover of this prospectus). We

estimate that this initial annual distribution rate will represent approximately        % of estimated cash available for distribution to our common shareholders for the 12-month period ending              , 2018. We do not plan to reduce our intended initial annual distribution rate if the underwriters exercise their over-allotment option in full. We will be subject to prohibitions on distributions to our shareholders if we are in default under the new revolving credit facility we intend to enter into in connection with this offering as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Furthermore, we plan to maintain this rate for the 12-month period following completion of this offering, unless circumstances change materially. All distributions will be made at the discretion of our board of trustees and will depend on our historical and projected results of operations, liquidity and financial condition and other factors our board of trustees deem relevant from time to time. No assurance can be given that our estimated cash available for distribution to our shareholders will be accurate or that our actual cash available for distribution to our shareholders will be sufficient to pay distributions to them at any expected or REIT-required level or at any particular yield, or at all. See "Distribution Policy."

Restrictions on Ownership of Our Common Shares

        Generally, our declaration of trust provides that no person may beneficially own or be deemed to beneficially own by virtue of the attribution rules of the Code more than 9.8% in value of the aggregate of our outstanding shares of all classes or series or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate number of our outstanding common shares. See "Description of Shares—Restrictions on Ownership and Transfer."

        In order for us to maintain our REIT qualification under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year, and at least 100 persons must beneficially own our outstanding shares for at least 335 days per 12-month taxable year, or during a proportionate part of a taxable year of less than 12 months. These tests apply commencing with our second taxable year as a REIT. To help ensure that we meet these tests, our declaration of trust provides that no holder may beneficially own or be deemed to beneficially own by virtue of the attribution rules of the Code more than 9.8% in value of the aggregate of our outstanding shares of all classes or series or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate number of our outstanding common shares. Our board of trustees may waive these ownership limits if it receives evidence that ownership in excess of the limits will not jeopardize our REIT status under the Code.

        The ownership limitations and restrictions on transfer will not apply if our board of trustees determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT under the Code.

Restrictions on Transfer

        Under the partnership agreement of our operating partnership, holders of common units do not have redemption or exchange rights, except under limited circumstances, for the greater of: (i) 12 months from issuance of the common units and (ii) the first business day of the first calendar month after the 12-month anniversary of the completion of this offering, and may not otherwise transfer their common units, except under certain limited circumstances, during such restricted period. After the expiration of this restricted period, transfers of units by limited partners and their assignees are subject to various conditions, including our right of first refusal, described under "Description of the Partnership Agreement of Workspace Property Trust, L.P.—Transfers and Withdrawals." We, our executive officers, trustees and the continuing investors that are receiving our common shares or common units in the formation transactions have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares,

including common units, for      days after the date of this prospectus without first obtaining the written consent of            , subject to certain exceptions.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions in the future. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares and our share price may be more volatile.

        In addition, the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We will remain an "emerging growth company" until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Corporate Information

        Our principal executive offices are located at 700 Dresher Road, Suite 150, Horsham, Pennsylvania 19044. Our telephone number is (215) 328-2700. We maintain a website at http://www.workspaceproperty.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus or any other reports or documents we file with or furnish to the Securities and Exchange Commission ("SEC").

 This Offering

Common shares offered by us	shares
Common shares to be outstanding upon completion of this offering	shares(1)
Common shares and common units to be outstanding upon completion of this offering and the formation transactions (excluding common units held by us)	common shares and common units(1)(2)
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $        million ($        million if the underwriters exercise their option to purchase up to additional common shares in full), in each case based on the midpoint of the price range set forth on the front cover of this prospectus. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. We expect our operating partnership to use a portion of the net proceeds received from us to repay outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition opportunities.

Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 19 and other information included in this prospectus before investing in our common shares.

Proposed NYSE symbol	WSPT

(1)
Includes (i)             common shares to be issued in this offering, (ii)             common shares to be issued in connection with the formation transactions and (iii)             equity-based awards to be granted to our executive officers, trustees and eligible employees concurrently with the completion of this offering. Excludes (a)             common shares issuable upon the exercise in full of the underwriters' over-allotment option, (b)             common shares available for future issuance under our 2017 Equity Incentive Plan and (c)             common shares that may be issued, at our option, upon exchange of common units to be issued in the formation transactions.

(2)
Includes            common units expected to be issued in the formation transactions.

Summary Consolidated Historical and Pro Forma Financial and Other Data

        The following table sets forth summary financial and other data on (i) an historical basis for our predecessor and (ii) a pro forma basis for our company after giving effect to the completion of this offering, the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements beginning on page F-3. We have not presented historical data for Workspace Property Trust because we have not had any corporate activity since our formation other than the issuance of common shares in connection with our initial capitalization and activity in connection with this offering and the formation transactions. Accordingly, we do not believe that a discussion of the historical results of Workspace Property Trust would be meaningful. Prior to or concurrently with the completion of this offering, we will consummate the formation transactions pursuant to which we will become the sole general partner of our operating partnership. Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for common units. For more information regarding our predecessor, our operating partnership and the formation transactions, please see "Structure and Formation of Our Company."

        The historical financial data as of December 31, 2016 and 2015 and for the year ended December 31, 2016, the period December 3, 2015 (when our predecessor commenced operations) to December 31, 2015 and the period January 1, 2015 to December 2, 2015 has been derived from our predecessor's audited combined consolidated financial statements included elsewhere in this prospectus. The historical financial data as of March 31, 2017 and for each of the three months ended March 31, 2017 and 2016 has been derived from our predecessor's unaudited combined consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting of normal accruals, that management considers necessary to present fairly the information set forth therein.

        The unaudited pro forma consolidated financial data as of and for the three months ended March 31, 2017 and for the year ended December 31, 2016 is presented as if this offering, the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements had occurred on March 31, 2017 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2016 for purposes of the unaudited pro forma consolidated statements of operations. Our unaudited pro forma consolidated financial data is not necessarily indicative of what our actual financial condition and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial condition or results of operations.

        You should read the following selected financial data in conjunction with our predecessor's historical combined consolidated financial statements, our unaudited pro forma consolidated financial statements and, in each case, the related notes thereto, along with "Management's Discussion and

Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

					Workspace Ownership Period		Prior Ownership Period
		Workspace Ownership Period
	Pro Forma					Period from December 3, 2015 (commencement of operations) to December 31, 2015
				Pro Forma			Period from January 1, 2015 to December 2, 2015
	Three Months Ended March 31,
				Year Ended December 31, 2016	Year Ended December 31, 2016
(Dollars in thousands, except per share data)	2017	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Operations Data
Revenues:
Rental revenue	$	$29,724	$7,311	$	$51,467	$2,319	$23,083
Tenant reimbursements		16,662	4,371		27,338	1,139	15,521
Other revenue		335	50		3,952	10	115

Total revenue		46,721	11,732		82,757	3,468	38,719

Expenses:
Operating expenses		10,889	3,118		17,531	773	9,564
Real estate taxes		5,862	1,264		9,611	399	4,747
Depreciation and amortization		23,456	5,591		41,129	1,855	9,632
Transaction related costs		28	33		213	778	—
General and administrative		3,260	542		5,644	308	8
Management fees and allocated costs		—	—		—	—	3,199

Total expenses		43,495	10,548		74,128	4,113	27,150

Operating income (loss)		3,226	1,184		8,629	(645)	11,569
Other income (expenses):
Interest expense		(22,112)	(3,291)		(31,545)	(1,030)	—
Loss on extinguishment of debt		—	—		(1,093)	—	—
Unrealized gain (loss) on derivative instruments		124	(624)		(781)	(140)	—

Net income (loss)	$	$(18,762)	$(2,731)		$(24,790)	$(1,815)	$11,569

Per Share Data:
Pro forma earnings (loss) per share—basic and diluted	$	—	—	$	—	—	—
Pro forma weighted average common shares outstanding—basic and diluted		—	—		—	—	—

	Pro Forma	Workspace Ownership Period
(Dollars in thousands)	March 31, 2017	March 31, 2017	December 31, 2016	December 31, 2015
	(Unaudited)	(Unaudited)
Balance Sheet Data
Real estate properties, net	$	$1,050,264	$1,054,968	$231,314
Total assets		1,244,360	1,260,490	264,705
Mortgages and other loan payables, net		1,011,014	1,008,073	205,567
Redeemable preferred equity		101,910	99,585	—
Total liabilities		1,161,347	1,150,929	218,715
Shareholders' / owners' equity		83,013	109,561	45,990
Total liabilities and shareholders' / owners' equity		1,244,360	1,260,490	264,705
Number of properties (at end of period)	148	148	148	40

					Workspace Ownership Period		Prior Ownership Period
Workspace Ownership Period
	Pro Forma					Period from December 3, 2015 (commencement of operations) to December 31, 2015
				Pro Forma			Period from January 1, 2015 to December 2, 2015
Three Months Ended March 31,
				Year Ended December 31, 2016	Year Ended December 31, 2016
(Dollars in thousands, except per share data)	2017	2017	2016

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Other Data
Net cash provided by (used in) operating activities	—	$13,535	$25,799	—	$25,799	$(213)	$16,587
Net cash used in investing activities	—	(4,668)	(975,547)	—	(975,547)	(238,449)	(4,083)
Net cash provided by (used in) financing activities	—	(7,622)	980,513	—	980,513	(242,392)	(12,582)
NOI(1)	$	—	—	$	—	—	—
Adjusted EBITDA(1)		—	—		—	—	—
FFO(1)		—	—		—	—	—
Core FFO(1)		—	—		—	—	—

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a definition of this metric and reconciliation of this metric to the most directly comparable GAAP number and a statement of why our management believes the presentation of the metric provides useful information to investors and, to the extent material, any additional purposes for which management uses the metric.

RISK FACTORS

        An investment in our common shares involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such an event, the trading price of our common shares could decline and you could lose part or all of your investment.

 Risks Related to Our Business and Operations

Adverse market and economic conditions in the United States and globally could adversely affect occupancy levels, rental rates, rent collections, operating and development expenses and the overall value of our assets, and could have a material adverse effect on our results of operations, financial condition, cash flow and our ability to service our debt and to make distributions to our shareholders.

        Our business may be affected by market and economic challenges experienced by the U.S. economy and real estate industry as a whole, including volatility in the financial and credit markets and general global economic uncertainty. Our business, results of operations, financial condition, cash flow and ability to service our debt and to make distributions to our shareholders may be adversely affected by the following conditions, among others:

  •
  significant job losses in the industries in which our tenants do business (including manufacturing, finance, insurance, real estate, healthcare, transportation and communication industries), which may decrease demand for our office and flex properties, causing market rental rates and property values to be negatively impacted;

  •
  decline in the financial condition of our tenants, as a result of which we may see increases in bankruptcies of, and defaults by, our tenants and we may experience higher vacancy rates and delays in re-leasing vacant space;

  •
  availability of financing on terms and conditions that we find acceptable or at all, which could reduce our ability to pursue acquisition or development opportunities and refinance existing debt, reduce our returns from both our existing operations and our acquisition and development activities, and increase our future interest expense; and

  •
  declines in the market values of our properties, which may limit our ability to dispose of properties at attractive prices or to obtain debt financing secured by our properties and also may reduce the availability of unsecured loans.

Substantially all of our rental revenue is derived from properties located in our markets, and adverse economic or other developments in our markets could negatively affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

        Our properties are located in the Philadelphia, South Florida, Tampa, Minneapolis and Phoenix markets. As a result, we are particularly susceptible to adverse economic or other developments in these markets, such as periods of general or industry economic slowdown or recession, business lay-offs or downsizing, relocations of businesses, increases in real estate and other taxes, and the cost of complying with current or new governmental regulations, as well as to natural disasters and other disruptions that occur in such markets. Our operations also may be affected if competing properties are built in our markets. We cannot assure you that our markets will grow or that underlying real estate fundamentals will be favorable to owners, operators and developers of office and flex properties. Any adverse developments in our markets could materially reduce the value of our real estate portfolio and our rental revenues, and thus adversely affect our business, results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

We may be unable to identify and execute on acquisitions that meet our criteria, which may impede our growth.

        We intend to continue to acquire properties consistent with our investment strategy and may attempt to acquire properties when strategic opportunities exist. However, we may be unable to acquire any of the properties in our current acquisition pipeline or that we may identify in the future. Our ability to acquire properties on favorable terms or at all may be subject to the following risks, among others:

  •
  competition from other real estate owners, operators, developers and investors with significant capital, including publicly traded REITs, private equity investors and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices;

  •
  we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

  •
  even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations; and

  •
  we may be unable to finance the acquisition on favorable terms or at all.

        In addition, failure to identify or complete acquisitions of suitable properties could slow our growth. If we are unable to finance property acquisitions or acquire properties on favorable terms or at all, our business, results of operations, financial condition and ability to service our debt and to make distributions to our shareholders may be adversely affected.

Our future acquisitions may not yield the returns we expect.

        Our future acquisitions and our ability to successfully operate the properties we acquire in such acquisitions may be exposed to the following risks, among others:

  •
  even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

  •
  we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

  •
  our cash flow may be insufficient to meet our required principal and interest payments;

  •
  we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

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  we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations; and

  •
  market conditions may result in higher than expected vacancy rates and lower than expected rental rates.

        If we cannot operate acquired properties to meet our financial expectations, our business, results of operations, financial condition and ability to service our debt and to make distributions to our shareholders may be adversely affected.

We have a limited operating history and may not be able to operate our business successfully or implement our business strategy.

        Upon completion of the offering and consummation of the formation transactions, we will own 148 properties totaling 9.9 million rentable square feet. We acquired our first portfolio in December 2015 and our second portfolio in October 2016. As such, we have a limited operating history, and an investment in our common shares may entail more risk than an investment in a real estate company with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that, like us, are in their early stage of operations. Such risks include, among others:

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  insufficient capital to fully realize our operating or investment strategy and objectives;

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  our ability to identify and complete future acquisitions that meet our acquisition criteria and further our investment strategy and objectives;

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  our ability to attract, integrate, motivate and retain qualified personnel to manage our operations;

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  our ability to respond to competition in an environment characterized by well-capitalized competitors; and

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  our ability to be continuously aware of, and correctly interpret, marketing trends and conditions.

        Certain data in this prospectus has been provided by third-party sellers in connection with our acquisition of our first portfolio and our second portfolio, including the 10-year occupancy of our properties. Although we believe such data is reliable, we can provide no assurance as to its accuracy. Furthermore, there can be no assurance that our senior management team will replicate its success in its previous endeavors, and our investment returns could be substantially lower than the returns achieved by their previous endeavors.

We have no operating history as a REIT or a publicly traded company and may not be able to successfully operate as a REIT or a publicly traded company.

        We have no operating history as a REIT or a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC and comply with the Sarbanes-Oxley Act. Upon completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with NYSE listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public company or maintain our qualification as a REIT would have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common shares.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

        Since 2015, we have experienced rapid growth through the acquisition of 148 properties. Our future operating results will depend, in part, on our ability to effectively manage our growth, which is, in turn, dependent upon our ability to:

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  successfully integrate and operate new acquisitions, including the integration of such acquisitions into our financial and operational reporting infrastructure and internal control framework in a timely manner;

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  stabilize and manage an increasing number of properties and tenant relationships across our portfolio and control or adjust our operating expenses;

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  identify and supervise a number of suitable third parties on which we rely to provide certain services outside of property management to our properties;

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  attract, integrate and retain new management and operations personnel; and

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  continue to improve our operational and financial controls and reporting procedures and systems.

        In addition, if we decide to expand beyond our current markets, we will not possess the same level of familiarity with the dynamics and conditions of the new markets we may enter, which could adversely affect the results of our expansion into those markets. We can provide no assurance that we will be able to manage our properties or grow our business efficiently or effectively or without incurring significant additional expenses. Any failure to do so may have an adverse effect on our business, results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers.

        Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of customers, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive the closing of the transactions, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition and results of operations. Finally, indemnification agreements between us and the sellers may provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We face significant competition, which may impede our ability to attract or retain tenants and maintain our rental rates.

        We compete with numerous developers, owners and operators of office and flex properties, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants' leases expire. As a result, our business, results of operations, financial condition and ability to service our debt and to make distributions to our shareholders may be adversely affected.

Our dependence on rental income may adversely affect us, including our profitability, our ability to meet our debt service and other financial obligations and our ability to make distributions to our shareholders.

        Our financial performance depends on our ability to collect rent from tenants. Our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders would be adversely affected if a significant number of our tenants, or any of our major tenants, (i) delay lease commencements, (ii) decline to extend or renew leases upon expiration, (iii) fail to make rental payments when due or (iv) declare bankruptcy. Any of these actions could result in the termination of the tenants' leases with us and the loss of rental income attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, and we may experience lease roll down from time to time.

        As a result of various factors, including competitive pricing pressure in our markets, the desirability of our properties compared to other properties in our markets and adverse conditions in the real estate market generally, we may be unable to realize the asking rents across the properties in our portfolio. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain rental rates that are on average comparable to our asking rents across our portfolio, our ability to generate cash flow growth will be negatively impacted. In addition, depending on asking rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

We may suffer adverse consequences if our rental revenues decline because our operating costs do not necessarily decline proportionally.

        Our operating costs do not necessarily fluctuate in relation to changes in our rental revenue and many of the expenses associated with our business, such as real estate taxes, acquisition, renovation and maintenance costs, and other general corporate expenses are relatively inflexible. Some components of our fixed assets depreciate more rapidly and require ongoing capital expenditures. Our expenses and ongoing capital expenditures also are affected by inflationary increases and certain of our cost increases may exceed the rate of inflation in any given period or market. By contrast, our rental revenue is affected by many factors beyond our control, such as the availability of alternative office and flex space and economic conditions in our markets. As a result, we may not be able to fully offset rising costs and capital spending by increasing rental rates. Additionally, if our operating costs increase but our rental revenues do not, we may be forced to borrow to cover our costs and we may incur losses. Such losses may adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

The inability to pay rent, bankruptcy or insolvency of any of our tenants could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

        If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord and protecting our investments. If a tenant files for bankruptcy, we cannot evict the tenant solely because of the bankruptcy and, following a potential court judgment rejecting and terminating such tenant's lease (which would subject all future unpaid rent to a statutory cap), we may be unable to replace the defaulting tenant with a new tenant at a comparable rental rate without incurring significant expenses or a reduction in rental income. Moreover, if a tenant or lease guarantor files for bankruptcy, we will become a creditor of such entity, but may not be able to collect all pre-bankruptcy amounts owed by such entity. In addition, a tenant that files for bankruptcy protection may terminate its lease with us under federal law, in which event we would have a general unsecured claim against such tenant that would likely be worth less than the full amount owed to us for the remainder of the lease term. The inability to pay rent, bankruptcy or insolvency of any of our tenants could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

        As of March 31, 2017, we had approximately 1,103,957 rentable square feet of available space for lease (excluding signed but not commenced leases). In addition, leases representing approximately 59.7% of our total annualized rent and approximately 52.7% of the rentable square footage of the properties in our portfolio will expire by the end of 2020. We may be unable to renew such expiring leases or our properties may not be re-leased at rental rates equal to or above the current average rental rates.

        When we renew leases or lease to new tenants, we may be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements, or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire or to attract new tenants in sufficient numbers. We may need to raise capital or incur additional indebtedness to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

        In addition, to the extent we undertake build-to-suit or other property improvements that significantly modify a property to meet the needs of a particular tenant, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we intend to charge or provide other concessions in order to lease the property to another tenant. If the rental rates of our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available and soon-to-be-available space, our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders could be adversely affected.

Adverse developments concerning the industries in which our tenants are concentrated could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

        We have tenants concentrated in various industries that may be adversely affected by current or future economic conditions. For instance, tenants in the finance, insurance and real estate industry, health care industry, manufacturing industry and business services industry accounted for 18.4%, 17.0%, 15.8% and 14.5%, respectively, of our annualized rent as of March 31, 2017. If any of these industries suffered a downturn and/or our tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely manner or at all, our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders could be adversely affected.

Leasing office or flex space to start-up and growth-oriented businesses carries the risk of interruption to our cash flow.

        Some of our tenants are smaller, growth-oriented businesses that may have shorter operating histories and lesser financial strength as compared to more established and larger corporate tenants. Start-up and growth-oriented businesses generally experience a higher rate of turnover on real estate leases than their larger counterparts because they have a higher rate of failure than larger businesses, and if they are successful, are likely to outgrow their space and seek alternative office or flex space. Leasing space to such smaller companies could create a higher rate of tenant turnover and lease defaults, which could negatively impact our cash flow and business and adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

Illiquidity of real estate could impede our ability to react quickly in response to changes in economic and other market conditions.

        Real estate investments are relatively illiquid. Such illiquidity may limit our ability to react quickly in response to changes in economic and other market conditions. If we want to sell an investment, we might not be able to dispose of that investment in the time period we desire due to prevailing economic and market conditions, and the sales price of that investment might not recoup or exceed the amount of our investment. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. The provisions in the Code, and related Treasury regulations on a REIT holding property for sale also may restrict our ability to sell property. Furthermore, we will be subject to U.S. federal income tax at the highest regular corporate rate, which is currently 35%, on certain built-in gain recognized in connection with a taxable disposition of property acquired in a carryover basis transaction from a C corporation for a period up to five years following such an acquisition, which may make an otherwise attractive disposition opportunity less attractive or even impractical. The limitations on our ability to sell our investments could adversely affect our ability to change or reduce our portfolio quickly in response to changes in economic or other market conditions, which could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

We may acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in shareholder dilution and limit our ability to sell such assets.

        In the future, we may acquire properties or portfolios of properties through tax-deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in shareholder dilution if we elect to issue common shares upon redemption of partnership interests in our operating partnership. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time or on terms that would be favorable absent such restrictions.

Our properties may be subject to impairment charges.

        On a quarterly basis, we will assess whether there are any indicators that the value of our properties may be impaired. A property's value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows analysis will consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We will be required to make subjective assessments as to whether there are impairments in the value of our properties. These assessments may be influenced by factors beyond our control, such as early vacating by a tenant or damage to properties due to earthquakes, tornadoes, hurricanes and other natural disasters, fire, civil unrest, terrorist acts or acts of war. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take impairment charges in the future related to the impairment of our properties. Any such impairment could have a material adverse effect on our business, financial condition and results of operations in the period in which the charge is taken.

We have recorded net losses in the past and we may continue to record net losses in the future.

        We have recorded consolidated net losses in the three months ended March 31, 2017, in the year ended December 31, 2016, and from December 3, 2015 (when our predecessor commenced operations) through December 31, 2015. These net losses were inclusive in each period of significant depreciation and amortization and interest expense. We expect such depreciation and amortization and interest expense to continue to be significant in future periods and, as a result, we may continue to record net losses in future periods.

We are exposed to risks associated with property development.

        As part of our operating strategy, we may acquire land for development or construct on owned land (including build-to-suit renovations and new developments for anticipated tenants). To the extent that we do so, we will be subject to certain risks, including:

  •
  availability and pricing of financing for development projects on favorable terms or at all;

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  availability and timely receipt of zoning and other regulatory approvals;

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  development costs higher than anticipated;

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  contractor and subcontractor disputes, strikes, labor disputes or supply disruptions;

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  failure to complete construction and lease-up on schedule or within budget, which may result in cost overruns and increase debt service expense and construction and other costs;

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  delays with respect to obtaining, or the inability to obtain, necessary zoning, occupancy, land use and other governmental permits and changes in zoning and land use laws; and

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  failure to rent the development at rent levels originally contemplated or at all.

        These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development activities, any of which could have an adverse effect on our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

Property ownership through joint ventures could subject us to the contrary business objectives of our co-venturers.

        While we do not currently own any properties through joint ventures, in the future, from time to time, we may invest in joint ventures or partnerships in which we do not hold a controlling interest in the assets underlying the entities in which we invest, including joint ventures in which we own a direct interest in an entity which controls such assets or we own a direct interest in an entity which owns indirect interests, through one or more intermediaries, of such assets. These joint venture investments involve risks that do not exist with properties in which we own a controlling interest with respect to the underlying assets, including the possibility that:

  •
  our co-venturers or partners may, at any time, become insolvent or otherwise refuse to make capital contributions when due;

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  we may be responsible to our co-venturers or partners for indemnifiable losses;

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  we may become liable with respect to guarantees of payment or performance by the joint ventures;

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  we may become subject to buy-sell arrangements which could cause us to sell our interests or acquire our co-venturer's or partner's interests in a joint venture; or

  •
  our co-venturers or partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives.

        Because we lack a controlling interest, our co-venturers or partners may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. These contrary actions may implicate compliance with the REIT requirements, and our REIT status could be jeopardized if any of our joint ventures does not operate in compliance with the REIT requirements. While we seek protective rights against such contrary actions, there can be no assurance that we will be successful in procuring any such protective rights, or if procured, that the rights will be sufficient to fully protect us against contrary actions. Our organizational documents do not limit the amount of available funds that we may invest in joint ventures or partnerships. If the objectives of our co-venturers or partners are inconsistent with ours, it may adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

We are dependent on our key personnel whose continued service is not guaranteed, and the departure of any of our key personnel could materially and adversely affect us.

        Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Thomas A. Rizk, our Chairman and Chief Executive Officer, and Roger W. Thomas, our President and Chief Operating Officer, who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition and disposition activity. Among the reasons that they are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lose their services, our relationships with such personnel could diminish.

        Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

Competition for skilled personnel could increase our labor costs.

        We compete intensely with various other companies in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel in order to successfully manage the day-to-day operations of our company. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge our tenants. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

We rely on information technology in our operations, therefore security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

        In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our tenants and business partners, including personally identifiable information of our tenants and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation, which could adversely affect our business. We also may incur costs to remedy damage caused by such disruptions.

A material weakness has been identified in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, we may be unable to report our financial results accurately on a timely basis, investors could lose confidence in our reported financial information, the trading price of our common shares could decline and our access to the capital markets or other financing sources could become limited.

        As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our second Annual Report on Form 10-K following this offering (which we expect will cover our year ending December 31, 2018), we will be required to furnish a management report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly and complicated.

        In connection with the audit of our predecessor's financial statements as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and the period December 3, 2015 to December 31, 2015, our independent registered public accounting firm identified a deficiency in our system of internal control over financial reporting that it considered to be a material weakness. The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness related to our lack of formally designed processes and controls to prevent or mitigate the risk of material errors from occurring within our financial statements.

        Although we are working to remedy this material weakness by (i) hiring a third-party consultant to assist us in developing and implementing formal processes and related control procedures, (ii) hiring additional accounting resources with the appropriate level of technical experience and training in the application of technical accounting guidance to routine and complex transactions in order to properly analyze, review, record and report on business transactions and (iii) implementing policies and procedures focusing on enhancing the review and approval of all relevant data to support our assumptions and judgments in routine and complex transactions appropriately and timely and documenting such review and approval, there is no assurance that these actions, as well as our plans to continue to add additional resources, will allow us to remediate this material weakness and provide a solid foundation to meet the ongoing requirements of being a public company. If we fail to implement and maintain effective internal control over financial reporting (including promptly and effectively remediating this material weakness), we may be unable to report our financial results accurately on a timely basis, investors could lose confidence in our reported financial information and the trading price of our common shares could be adversely affected.

Our business and ability to make distributions to our shareholders are subject to risks associated generally with the real estate industry.

        Our business and ability to make distributions to our shareholders depend on the ability of our properties to generate revenues in excess of operating expenses (including scheduled principal payments on debt and capital expenditures). The following non-exclusive risks, many of which are beyond our control, could adversely affect our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders:

  •
  an oversupply of office or flex space, a reduction in demand for office or flex space, or reductions in office or flex market rental rates in our markets or generally;

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  changes in international, national, regional or local economic, demographic or real estate market conditions;

  •
  adverse changes in financial conditions of buyers, sellers and tenants of properties;

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  decreases in the underlying value of our properties;

  •
  illiquidity of real estate investments, generally;

  •
  vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

  •
  competition from other owners or operators of office and flex properties;

  •
  costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold;

  •
  the cost, quality and condition of the properties we are able to acquire in the future;

  •
  changes in laws and regulations (including tax, environmental, zoning and building codes, landlord/tenant and other property laws and regulations) and agency or court interpretations of such laws and regulations and the related costs of compliance;

  •
  changes in interest rate levels and the availability of financing; and

  •
  civil unrest, earthquakes, acts of terrorism and other natural disasters or acts of God that may result in uninsured losses.

Our insurance coverage on our properties may be inadequate or our insurance providers may default on their obligations to pay claims.

        We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire and flood. We cannot guarantee that the limits of our current policies will be sufficient in the event of a catastrophe to our properties. We cannot guarantee that we will be able to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, while our current insurance policies insure us against loss from toxic mold, in the future, insurance companies may no longer offer coverage against this type of losses, or, if offered, might be prohibitively expensive. If any or all of the foregoing should occur, we may not have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. Should an uninsured loss or a loss in excess of our insured limits occur, we could lose all or a portion of our investment in a property or properties, as well as the anticipated future revenue from the property or properties. Nevertheless, we might remain obligated for any mortgage debt or other financial obligations related to the property or properties. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. If one or more of our insurance providers were to fail to pay a claim as a result of insolvency, bankruptcy or otherwise, the nonpayment of such claims could have an adverse effect on our financial condition and results of operations. In addition, if one or more of our insurance providers were to become subject to insolvency, bankruptcy or other proceedings and our insurance policies with the provider were terminated or canceled as a result of those proceedings, we cannot guarantee that we would be able to find alternative coverage in adequate amounts or at reasonable prices. In such case, we could experience a lapse in any or adequate insurance coverage with respect to one or more properties and be exposed to potential losses relating to any claims that may arise during such period of lapsed or inadequate coverage.

We are subject to risks from natural disasters such as earthquakes and severe weather.

        Natural disasters and severe weather such as earthquakes, tornadoes or hurricanes may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a hurricane, especially in the Florida area) affecting a region may have a significant negative effect on our financial condition and results of operations. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

        We also are exposed to risks associated with inclement winter weather, particularly in the Northeast, Mid-Atlantic, and Mid-Western states, including increased costs for the removal of snow and ice. Inclement weather also could increase the need for maintenance and repair of our communities.

We face possible risks associated with the physical effects of climate change.

        To the extent that climate change does occur, its physical effects could have a material adverse effect on our properties, operations and business. For example, many of our properties are located near or along the East coast, particularly those in Florida and Pennsylvania. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity and rising sea-levels. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Proposed legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change be material in nature or occur for lengthy periods of time, our properties, operations or business would be adversely affected.

We may from time to time be subject to litigation, which could have a material adverse effect on our business, financial condition and results of operations.

        We may be a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which we may be subject from time to time may result in defense costs, settlements, fines or judgments against us, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on our financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flow, expose us to increased risks that would be uninsured, or adversely impact our ability to attract officers and trustees.

We may incur significant costs complying with various federal, state and local laws and regulations that are applicable to our properties.

        The properties in our portfolio are subject to various federal, state and local laws and regulatory requirements, including permitting and licensing requirements, some of which may conflict with one another or be subject to limited judicial or regulatory interpretations. Local regulations, including municipal or local ordinances, zoning restrictions and building codes may restrict our use of our properties and may require us to obtain approval from local officials at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief.

        In addition, federal and state laws and regulations, including laws such as the Americans with Disabilities Act ("ADA"), impose further restrictions on our properties and operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA. If one or more of the properties in our portfolio is not in compliance with the ADA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance and we might incur governmental fines or the award of damages to private litigants. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow and per share trading price of our common shares.

We may experience environmental issues at our properties that are costly to remediate or result in liability for us or, in some cases, our tenants.

        Various federal, state and local laws and regulations subject current or former real property owners or operators to liability for the costs of, and damages resulting from, removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner or operator was responsible for or even knew of the presence or release of such substances. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. The presence of, or failure to, properly remediate hazardous or toxic substances (such as toxic mold, lead paint and asbestos) on our properties may adversely affect our ability to rent, sell, develop or borrow against such contaminated property and may impose liability upon us for personal injury to persons exposed to such substances, property damage or for similar reasons.

        Further, various laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances at another off-site location or treatment facility for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the person arranging for such disposal ever owned or operated the disposal facility and without regard for whether environmental laws were complied with in disposing of such materials. As owners and operators of property and as potential arrangers for hazardous substance disposal, we may be liable under such laws and regulations for removal or remediation costs, governmental penalties, property damage, personal injuries and related expenses. Payment of such costs and expenses could adversely affect our business and our ability to make distributions or payments to our shareholders. In addition, certain other environmental and health and safety laws and regulations impose liability on owners or operators and, in some cases, tenants, of real property, including for building conditions such as the proper management and removal of asbestos-containing or other materials or remediation of indoor air quality issues due to mold, inadequate ventilation, chemical or biological contamination, among other reasons. Moreover, we may be subject to liability for personal injury or property damage sustained as a result of exposure to these building conditions.

        Environmental liabilities could affect a tenant's ability to make rental payments to us. Additionally, if we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties. Costs or liabilities incurred as a result of environmental issues may adversely affect our business, results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

Risks Related to Our Indebtedness and Financing

We expect to have approximately $           million of indebtedness outstanding following this offering, which may expose us to interest rate fluctuations and the risk of default under our debt obligations.

        Upon completion of this offering and the formation transactions, we anticipate that our total consolidated indebtedness will be approximately $           million, of which $           million (or approximately        %) is variable rate debt. In addition, concurrently with the completion of this offering, we intend to enter into a senior unsecured revolving credit facility allowing borrowings of up to $           million, and we may incur significant additional debt to finance future acquisition and development activities.

        Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, pay the dividends currently contemplated or necessary to maintain our REIT qualification or reduce or eliminate entity-level taxes payable by us as a REIT. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

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  our cash flow may be insufficient to meet required payments of principal and interest;

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  we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

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  because a portion of our debt bears interest at variable rates, increases in interest rates could increase our interest expense;

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  we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

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  payments of principal and interest on borrowings could reduce funds available for distribution to our shareholders and may leave us with insufficient cash resources to pay operating expenses;

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  we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations and could possibly lead to loss of property to foreclosure;

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  we may not be able to refinance indebtedness on our properties at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

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  reduce our flexibility to respond to changing business and economic conditions, limit our ability to withstand competitive pressures and increase our vulnerability to an economic downturn; and

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  our default under any loan with cross default provisions could result in a default on other indebtedness.

        If any one of these events were to occur, our results of operations, financial condition, cash flow and ability to service our debt and to pay distributions to our shareholders could be adversely affected.

Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code or could otherwise increase any entity-level taxes payable by us as a REIT. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness to be Outstanding After this Offering."

Upon completion of this offering and the formation transactions, we anticipate our debt will restrict our ability to engage in certain business activities, which could adversely affect our results of operations, financial condition, cash flow and ability to service our debt and to make distributions to our shareholders.

        The agreements governing our current indebtedness contain, and agreements governing the revolving credit facility we intend to enter into concurrently with the completion of this offering will likely contain, customary negative covenants and other financial and operating covenants that:

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  restrict our ability to incur additional indebtedness;

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  restrict our ability to incur additional liens;

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  restrict our ability to make certain investments (including certain capital expenditures);

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  restrict our ability to merge with another company;

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  restrict our ability to sell or dispose of assets;

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  restrict our ability to enter new leases outside of stipulated guidelines or to materially modify existing leases;

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  restrict our ability to make distributions to shareholders; and

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  require us to satisfy certain customary financial covenant ratios, such as minimum tangible net worth requirements and maximum leverage ratios.

        In addition, the agreements governing the indebtedness we incurred in connection with the acquisition of the second portfolio contain certain negative covenants that:

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  restrict our ability to incur additional liens on our properties securing this debt;

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  restrict our ability to sell properties securing this debt; and

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  restrict or limit the use of rent proceeds from the properties securing this debt (with no exceptions allowing for compliance with REIT distribution requirements).

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Certain Debt—Second Portfolio Mortgage and Mezzanine Loans."

        Failure to comply with these covenants could cause a default under the agreements and, in certain circumstances, our lenders may be entitled to accelerate our debt obligations. These limitations will restrict our ability to engage in some business activities, which could adversely affect our results of operations, financial condition, cash flow and ability to service our debt and to pay distributions to our shareholders.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

        In order to maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

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  general market conditions;

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  the market's perception of our growth potential;

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  our current debt levels;

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  our current and expected future earnings;

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  our cash flow and cash distributions; and

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  the market price of our common shares.

        If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our shareholders necessary to maintain our qualification as a REIT.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations, financial condition, cash flow and ability to service our debt and to pay distributions to our shareholders.

        If interest rates increase, so will the interest costs on our unhedged or partially hedged variable rate debt, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures. We seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements (including derivatives) that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations, financial condition, cash flow and ability to service our debt and to pay distributions to our shareholders.

        In addition, while such agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 815, Derivative and Hedging. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our obligation under the hedging agreement.

        When a hedging agreement is required under the terms of our loan agreements, it is often a condition that the hedge counterparty maintains a specified credit rating. There is a risk that a hedge counterparty could have their credit rating downgraded to a level that would not be acceptable under our loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with acceptable credit rating, we could be in default under our loans and the lender could seize the property under our loans through foreclosure, which could adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

        The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property that generates such income or gain) that constitutes "qualifying income" for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute "gross income" for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury Regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a "Taxable REIT Subsidiary," or TRS. The use of a TRS could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear.

Mortgage debt obligations expose us to the possibility of foreclosure on our ownership interests in our properties, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

        Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the distribution requirements applicable to REITs under the Code.

High mortgage rates or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, negatively impact our net income and reduce the amount of cash available for distributions.

        If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our shareholders and may hinder our ability to raise more capital by issuing more shares or by borrowing more money. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to make distributions necessary to meet the distribution requirements imposed on REITs under the Code.

Risks Related to Our Organization and Structure

The ability of our shareholders to control our policies and effect a change of control of our company is limited by certain provisions of our declaration of trust and bylaws and by Maryland law.

        There are provisions of Maryland law and in our declaration of trust and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our shareholders might consider the proposal to be in their best interests. See "Description of Shares" and "Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws". These provisions include the following:

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  Number of Trustees:  Our bylaws provide that a majority of our entire board of trustees may increase or decrease the number of trustees.

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  Shareholder Requested Special Meetings:  Our bylaws provide that a special meeting of shareholders will be called by our secretary to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders who are entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting and who comply with the shareholder-requested special meeting provisions of our bylaws. Such provision, among others, could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common shares or otherwise be in their best interest.

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  Advance Notice Provisions for Shareholder Nominations and Proposals:  Our bylaws require advance written notice for shareholders to nominate persons for election as trustees at, or to bring other business before, any meeting of shareholders. This bylaw provision limits the ability of shareholders to make nominations of persons for election as trustees or to introduce other proposals unless we are notified in a timely manner prior to the meeting. Such provision, among others, could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common shares or otherwise be in their best interest.

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  Authorization of Shares:  Our declaration of trust authorizes our board of trustees, without any action by our shareholders, to amend our declaration of trust from time to time to increase or decrease the aggregate number of authorized shares, to authorize us to issue additional common shares or preferred shares or securities or rights convertible into such shares and to classify or reclassify unissued common shares or preferred shares and thereafter to authorize us to issue such classified or reclassified shares. We believe these provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized common shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of trustees does not currently intend to do so, it could authorize us to issue a class or series of shares that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common shares or that our common shareholders otherwise believe to be in their best interests.

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  Duties of Trustees with Respect to Unsolicited Takeovers:  Maryland law provides protection for Maryland real estate investment trusts against unsolicited takeovers by limiting, among other things, the duties of the trustees in unsolicited takeover situations. The standard of conduct applicable to trustees of Maryland real estate investment trusts does not require them to (a) act to accept, recommend or respond to any proposal by a person seeking to acquire control of the Maryland real estate investment trust, (b) act to authorize the Maryland real estate investment trust to redeem any rights under, or modify or render inapplicable, any shareholder rights plan, (c) act to elect to be subject to or refrain from electing to be subject to any or all of the provisions of Subtitle 8 (as defined herein), (d) act to make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (e) act solely because of the effect the act may have on an acquisition or potential acquisition of control of the Maryland real estate investment trust or the amount or type of consideration that may be offered or paid to the shareholders in an acquisition or a potential acquisition of control. Maryland law also contains a statutory presumption that an act of a trustee of a Maryland real estate investment trust is presumed to be in accordance with the applicable standard of conduct for trustees under Maryland law.

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  Ownership Limits:  In order to qualify as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of any taxable year (beginning with our second taxable year as a REIT). In order to help us qualify as a REIT, our declaration of trust generally provides that no person may beneficially or constructively own more than 9.8% in value of the aggregate of our outstanding shares of all classes or series or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate number of our outstanding common shares. Our declaration of trust provides that the sole purpose of such ownership restrictions is to preserve our status as a REIT under the Code and that our board of trustees may grant exemptions from the restrictions on transfer and ownership of shares to pass-through entities and REITs, subject to the conditions set forth in our declaration of trust. Nevertheless, the ownership restrictions may prevent or delay a change in control and, as a result, could adversely affect our shareholders' ability to realize a premium for their common shares.

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  Maryland Business Combination Act:  The Maryland Business Combination Act provides that unless exempted, a Maryland real estate investment trust may not engage in certain business combinations, including mergers, consolidations, share exchanges or, in circumstances specified in the statute, asset transfers, issuances or reclassifications of shares and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder, for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10 percent or more of the voting power of the outstanding shares of the Maryland real estate investment trust. Our declaration of trust provides that we expressly elect not to be governed by the provisions of the Maryland Business Combination Act, in whole or in part, as to any business combination between us and any interested stockholder or any affiliate of an interested stockholder. Any amendment to or repeal of this provision requires the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. In the event that this provision of our declaration of trust is amended or revoked by our shareholders, we would be subject to the Maryland Business Combination Act.

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  Maryland Control Share Acquisition Act:  Maryland law provides that holders of "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" shall have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes eligible to cast on the matter under the Maryland Control Share Acquisition Act. "Control shares" means shares that, if aggregated with all other shares previously acquired by the acquirer, would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of the voting power: one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more of all voting power. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

            If voting rights of control shares acquired in a control share acquisition are not approved at a shareholders' meeting, then subject to certain conditions and limitations, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a shareholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. Our declaration of trust provides that the Maryland Control Share Acquisition Act will not apply to any acquisition by any person of shares of beneficial interest of us. Any amendment to or repeal of this provision requires the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. In the event that this provision of our declaration of trust is amended or revoked by our shareholders, we would be subject to the Maryland Control Share Acquisition Act.

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  Unsolicited Takeovers:  Under Subtitle 8 of Title 3 of the Maryland General Corporation Law ("Subtitle 8"), a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act, and at least three independent trustees may elect to be subject, by provision in its declaration of trust or bylaws or by a resolution of its board of trustees, without shareholder approval and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of the following five provisions of the statute: (i) the board will be divided into three classes; (ii) the affirmative vote of two-thirds of the votes entitled to be cast in the election of trustees is required to remove a trustee; (iii) the number of trustees may be fixed only by vote of the trustees; (iv) a vacancy on the board must be filled only by the remaining trustees, and trustees elected to fill a vacancy will serve for the remainder of the full term of the class of trustees in which the vacancy occurred; and (v) the request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of shareholder-requested special meetings. Our declaration of trust provides that once we become eligible to do so (which we expect will be upon closing of this offering), we will elect to be subject to the provision of Subtitle 8 providing that any vacancy on our board must be filled only by the remaining trustees, and the trustee elected to fill a vacancy will serve for the remainder of the full term of the class of trustees in which the vacancy occurred. Our declaration of trust further provides that we are prohibited from electing to be subject to any or all of the other provisions of Subtitle 8. Any amendment to or repeal of either of these provisions of our declaration of trust requires the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. In the event that the provision of our declaration of trust prohibiting us from electing to be subject to any or all of the other provisions of Subtitle 8 is amended or revoked by our shareholders, we would be subject to such other provisions of Subtitle 8. However, through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we (i) vest in our board of trustees the exclusive power to fix the number of trustees and (ii) require, unless called by our chief executive officer, our president or our board of trustees, the request of shareholders entitled to cast a majority of all the votes entitled to be cast on such matter to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of shareholders.

        Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common shares. Further, these provisions may apply in instances where some shareholders consider a transaction beneficial to them. As a result, the price of our common shares may be negatively affected by these provisions.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent acquisitions of us.

        Provisions in the partnership agreement of our operating partnership may delay, or make more difficult, acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an acquisition of us or change of our control, although some holders of common shares might consider such proposals, if made, desirable. These provisions include:

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  redemption rights to holders of common units after the later to occur of: (i) 12 months from the date of issuance or (ii) the first business day of the first calendar month after the 12-month anniversary of the completion of this offering;

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  a requirement that we may not be removed as the general partner of our operating partnership without our consent;

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  transfer restrictions on common units; and

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  our ability, as general partner, in some cases to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or operating partnership without the consent of the limited partners.

        Following the completion of the formation transactions and this offering, our continuing investors will own an aggregate of        % of the outstanding common units and our company will own        % of the outstanding common units.

Our subsidiaries may be prohibited from making distributions and other payments to us.

        All of our properties are owned, and all of our operations are conducted, by our operating partnership and our other subsidiaries. As a result, we depend on distributions and other payments from our operating partnership and our other subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments depends on their earnings and cash flow and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of such subsidiaries' debt or other obligations that are senior to our claims.

Our board of trustees may change our investment and financing policies without shareholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

        Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of trustees or those committees or officers to whom our board of trustees may delegate such authority. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of trustees also will establish the amount of any dividends or other distributions that we may pay to our shareholders. Our board of trustees or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. If, for example, our policy on debt is changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Any change in our policies may have an adverse effect on our results of operations, financial condition and ability to service our debt and to make distributions to our shareholders.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

        Maryland law provides that, subject to the provisions described in the next sentence, a trustee of a Maryland real estate investment trust is not personally liable for the obligations of the real estate investment trust. Maryland law further provides that, if a trustee otherwise would be liable, the provisions described in the immediately preceding sentence do not relieve the trustee from any liability to the trust or its security holders for any act that constitutes bad faith, willful misfeasance, gross negligence or reckless disregard of the trustee's duties. Upon completion of this offering, as permitted by Maryland law, our declaration of trust will limit the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  a final judgment based upon a finding of active and deliberate dishonesty by the trustee or officer that was material to the cause of action adjudicated.

        In addition, our declaration of trust will authorize us to obligate us, and our bylaws will require us, to indemnify our trustees and officers for actions taken by them in his or her service or in certain other capacities to the maximum extent permitted by Maryland law. Indemnification agreements that we have entered into with our trustees and executive officers will require us to indemnify such trustees and officers for actions taken by them in his or her service to the maximum extent permitted by Maryland law. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our trustees or officers impede the performance of our company, your ability to recover damages from such trustee or officer will be limited. In addition, we will be obligated to advance expenses incurred by our trustees and our executive officers, and may, in the discretion of our board of trustees, advance expenses incurred by our employees and other agents, in connection with legal proceedings.

Conflicts of interest may exist or could arise in the future between the interests of our shareholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our shareholders.

        Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our trustees and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our trustees and officers to our company.

        Under Delaware law, a general partner of a Delaware limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Delaware law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our shareholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our shareholders, and that any action or failure to act on our part or on the part of our trustees that gives priority to the separate interests of our company or our shareholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

        Additionally, the partnership agreement provides that we will not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our trustees and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (iii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership also must pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Upon completion of this offering and the formation transactions, our trustees and executive officers will beneficially own an aggregate of approximately            % of our company on a fully-diluted basis, and each will have the ability to exercise significant influence on our company.

        Upon completion of this offering and the formation transactions, our trustees, executive officers and employees will beneficially own an aggregate of approximately            % of our outstanding common shares on a fully-diluted basis. Consequently, our board of trustees and executive officers may be able to significantly influence the outcome of matters submitted for shareholder action, including the election of our board of trustees and approval of significant transactions, including business combinations, consolidations and mergers. As a result, these trustees and executive officers could exercise their influence in a manner that conflicts with the interests of other shareholders.

Certain members of our senior management team exercised significant influence with respect to the terms of the formation transactions, including the economic benefits they will receive, as a result of which the benefits they will receive as a result of the consummation of this offering may be substantially enhanced.

        We did not conduct arm's-length negotiations with the continuing investors that are members of our senior management team with respect to all of the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team had the ability to influence the type and level of benefits that they and our other officers will receive from us. In addition, certain members of our senior management team had substantial pre-existing ownership interests in our predecessor and will receive substantial economic benefits as a result of the formation transactions. As a result, the terms of the formation transactions may not be as favorable to us as they might have been had they been negotiated at arm's length.

We may pursue less vigorous enforcement of terms of the contribution and/or merger and other agreements with certain members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

        Each of Thomas A. Rizk, our Chairman and Chief Executive Officer, and Roger W. Thomas, our President and Chief Operating Officer, are parties to or have interests in contribution and/or merger agreements with us pursuant to which we have acquired or will acquire interests in certain entities that comprise our predecessor. In addition, certain of our executive officers may become parties to employment agreements with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of our senior management and their affiliates, with possible negative impact on shareholders.

 Risks Related to Our Status as a REIT

Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common shares.

        We intend to elect to be treated and to operate in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2017. We believe that we have been and will continue to be owned and organized, and have operated and will operate, in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2017. However, we cannot assure you that we have been and will continue to be owned and organized and have operated and will operate as such. Qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there may only be limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. We have not requested and do not intend to request a ruling from the Internal Revenue Service ("IRS") that we qualify as a REIT. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through one or more partnerships. Moreover, in order to qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares, the absence of inherited retained earnings from non-REIT periods and the amount of our distributions. Our ability to satisfy the asset tests imposed on REITs depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT gross income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our gross income and assets on an ongoing basis. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for U.S. federal income tax purposes or the U.S. federal income tax consequences of such qualification. Accordingly, it is possible that we may not meet the requirements for qualification as a REIT.

        If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to shareholders in computing our taxable income. If we were not entitled to relief under the relevant statutory provisions, we also would be disqualified from treatment as a REIT for the four subsequent taxable years. If we fail to qualify as a REIT, we would be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. As a result, the amount available for distribution to holders of our common shares would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and adversely affect the value of our common shares.

We may owe certain taxes notwithstanding our qualification as a REIT.

        Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property, on taxable income that we do not distribute to our shareholders, on net income from certain "prohibited transactions," and on income from certain activities conducted as a result of foreclosure. We may, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. In addition, we may provide services that are not customarily provided by a landlord, hold properties for sale and engage in other activities (such as a management business) through one or more TRSs, and the income of those subsidiaries will be subject to U.S. federal income tax at regular corporate rates. Furthermore, to the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes, regardless of our status as a REIT for U.S. tax purposes.

        In the case of assets we acquire on a tax-deferred basis from a C corporation, we also will be subject to U.S. federal income tax at the highest regular corporate tax rate, which is currently 35%, on all or a portion of the gain recognized from a taxable disposition of any such assets occurring within the five-year period following the acquisition date, to the extent of the asset's built-in gain based on the fair market value of the asset on the acquisition date in excess of our initial tax basis in the asset. Gain from a sale of such an asset occurring after the 5-year period ends will not be subject to this tax. We currently do not expect to dispose of such an asset if the disposition would result in the imposition of a material tax liability under the above rules, but we cannot assure you that we will not change our plans in this regard. We do not believe that any of our assets will be subject to such tax on built-in gain as of the closing of the formation transactions.

        The Code generally requires that a REIT distribute at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) to shareholders annually, and a REIT must pay income tax, including any applicable alternative minimum tax, at regular corporate rates to the extent that it distributes less than 100% of its taxable income (including capital gains) in a given year. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To avoid entity-level U.S. federal income and excise taxes, we anticipate distributing all of our taxable income.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

        We believe our operating partnership qualifies and will continue to qualify as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, its partners, including us, generally are required to pay tax on their respective allocable share of our operating partnership's income. No assurance can be provided, however, that the IRS will not challenge our operating partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, likely cease to qualify as a REIT, and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

We must distribute any non-REIT earnings and profits.

        To qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. Such non-REIT earnings and profits generally will include any accumulated earnings and profits of a C corporation acquired by us (or whose assets we acquire, in certain cases). The determination of the amounts of any such non-REIT earnings and profits is a complex factual and legal determination, especially in the case of corporations that have been in operation for many years. If it is subsequently determined that we had undistributed non-REIT earnings and profits at the end of any taxable year as a REIT, we could fail to qualify as a REIT.

Dividends payable by REITs generally do not qualify for reduced tax rates.

        The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is currently 20%. Dividends payable by

REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a current 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such shareholders. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common shares.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or liquidate certain of our investments.

        To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our shareholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, we must satisfy certain asset tests on a quarterly basis, as described in "Material U.S. Federal Income Tax Considerations—Requirements for REIT Qualification—In General—REIT Asset Tests." After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate certain assets from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

        If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% "prohibited transactions" tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax). Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances. We intend to hold, and, to the extent within our control, to have any joint venture to which our operating partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. However, it may not always be practical for us to comply with one of the safe harbors, and, therefore, we may be subject to the 100% penalty tax on the gain from dispositions of property if we otherwise are deemed to have held the property primarily for sale to customers in the ordinary course of business. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

        In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to modify our business plans. Our cash flow from operations may be insufficient to fund required distributions, for example, as a result of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of "taxable stock dividends" or (v) use cash reserves, in order to comply with the REIT distribution requirements.

The ability of our board of trustees to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

        Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our shareholders.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

        A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (20% for tax years beginning after December 31, 2017) of the value of a REIT's assets may consist of securities of one or more TRSs. In addition, rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm's-length basis. We intend to jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These subsidiaries and any other TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. Although we will monitor the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 25% (20% for tax years beginning after December 31, 2017) of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Possible legislative, regulatory or other actions could adversely affect our shareholders and us.

        The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our shareholders or

us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our shareholders', tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends.

        A top legislative priority of the current administration and the current Congress may be significant reform of the Code, including potentially significant changes to taxation of business entities and the deductibility of interest expense. A material reduction of the corporate tax rate from the current 35% rate may reduce the attractiveness to potential shareholders of an investment in REIT stock compared with investments in other corporate investments. There is a substantial lack of clarity around the likelihood, timing and details of any such tax reform and the impact of any potential tax reform on our business and on the price of our common shares.

Our property taxes could increase due to property tax rate changes or reassessment, which could adversely affect our financial condition, results of operations, cash flow, per share trading price of our common shares and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders.

        Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common shares and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders could be adversely affected.

We may become subject to tax audits from time to time.

        In 2016, Congress revised the rules applicable to U.S. federal income tax audits of partnerships (such as our operating partnership) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs or which are themselves partnerships (such as any partnership in which the operating partnership is a partner), and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of a subsidiary partnership (such as our operating partnership).

 Risks Related to this Offering

There has been no public market for our common shares prior to this offering and an active trading market for our common shares may not develop or be sustained following this offering.

        Prior to this offering, there has not been any public market for our common shares, and there can be no assurance that an active trading market will develop or be sustained following this offering or that our common shares will be resold at or above the initial public offering price. We intend to apply to have our common shares listed on the NYSE under the symbol "WSPT." The initial public offering price of our common shares has been determined in consultation with the underwriters, but there can be no assurance that our common shares will not trade below the initial public offering price following the completion of this offering. See "Underwriting." The market value of our common shares could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common shares following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The market price and trading volume of our common shares may be volatile following this offering.

        Even if an active trading market develops for our common shares, the trading price of our common shares may be volatile. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. If the trading price of our common shares declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the trading price of our common shares will not fluctuate or decline significantly in the future.

        Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common shares include:

  •
  actual or anticipated variations in our quarterly operating results or dividends;

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  changes in guidance related to financial performance;

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  publication of research reports about us or the real estate industry;

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  increases in market interest rates that lead purchasers of our shares to demand a higher yield;

  •
  changes in market valuations of similar companies;

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  issuances of common shares upon exercise or vesting of equity awards or redemption of limited partnership interests;

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  adverse market reaction to any additional debt we incur in the future;

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  additions or departures of key management personnel;

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  actions by institutional shareholders;

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  speculation in the press or investment community;

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  the realization of any of the other risk factors presented in this prospectus;

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  the extent of investor interest in our securities;

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  the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

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  our underlying asset value;

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  investor confidence in the stock and bond markets, generally;

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  changes in tax laws;

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  future equity issuances;

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  failure to meet guidance related to financial performance;

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  failure to meet and maintain REIT qualifications; and

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  general market and economic conditions.

        In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common shares. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common shares.

We may allocate the net proceeds from this offering in ways that you and other shareholders may not approve.

        We intend to use a portion of the net proceeds received from us to repay approximately $           million in outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition and development opportunities. However, we have not yet committed to acquire specific properties, and you will be unable to evaluate the economic merits of such investments before making an investment decision to purchase our common shares in this offering. We have broad authority to invest in real estate investments that we may identify in the future, and we may make investments with which you may not agree. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of trustees, without a vote of our shareholders. Our management could have broad discretion in the application of certain of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common shares. These factors increase the uncertainty, and thus the risk, of an investment in our common shares.

We may be unable to make distributions at expected levels, and we may be required to borrow funds to make distributions, which could result in a decrease in the market value of our common shares.

        Our estimated initial annual distributions represent        % of our estimated initial cash available for distribution for the 12 months ending                , 2018, as calculated in "Distribution Policy." Accordingly, we may be unable to pay our estimated initial annual distribution to shareholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common shares. In the event the underwriters exercise their option to purchase additional shares, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

        All distributions will be made at the discretion of our board of trustees and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of trustees may deem relevant from time to time. We may not be able to make distributions in the future.

The continuing investors will receive benefits in connection with this offering, which create a conflict of interest because such investors have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which this offering and formation transactions are completed.

        In connection with this offering and the formation transactions, the continuing investors will beneficially own approximately        % of our outstanding common shares or approximately        % on a fully diluted basis (        % of our outstanding common shares, or        % on a fully diluted basis, if the underwriters exercise their over-allotment option in full). These transactions create a conflict of interest because the continuing investors have interests in the successful completion of this offering. These interests may influence their decisions, affecting the terms and circumstances under which this offering and the formation transactions are completed.

Increases in market interest rates may cause prospective purchasers to seek higher distribution yields and therefore reduce demand for our common shares and result in a decline in the market price of our common shares.

        The price of our common shares may be influenced by our distribution yield (i.e., the amount of our annual or annualized distributions, if any, as a percentage of the market price of our common shares) relative to market interest rates. An increase in market interest rates, which are currently low relative to historical levels, may lead prospective purchasers and holders of our common shares to expect a higher distribution yield, which we may not be able, or may choose not, to satisfy. As a result, prospective purchasers may decide to purchase other securities rather than our common shares, which would reduce the demand for our common shares, and existing holders of our common shares may decide to sell their shares, either of which could result in a decline in the market price of our common shares.

Future offerings of debt or equity securities, which would be senior to our common shares upon liquidation, and/or preferred equity securities, which may be senior to our common shares for purposes of dividend distributions or upon liquidation, may adversely affect the per share trading price of our common shares.

        In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred shares. Upon liquidation, holders of our debt securities and shares of preferred shares and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common shares. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to owners of our common shares. Holders of our common shares are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends to the holders of our common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

        We are an "emerging growth company" as defined in the JOBS Act. We will remain an "emerging growth company" until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions and benefits under the JOBS Act. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the market price of our common shares may be more volatile and decline significantly.

We will incur significant costs as a result of operating as a new public company, and our management will devote substantial time to compliance initiatives.

        As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE impose various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as "say on pay" and pay parity. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain trustee and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

If you invest in this offering, you will experience immediate dilution.

        Purchasers of our common shares offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common shares from the assumed initial public offering price based on the midpoint of the price range set forth on the front cover of this prospectus. Net tangible book value per share represents the amount of total tangible assets, less total liabilities, divided by the number of outstanding common shares (assuming the issuance of common shares upon redemption of common units on a one-for-one basis). At                , 2017, our predecessor had a net tangible book value of approximately $             million, or $            per common share held by continuing investors. After giving effect to the sale of our common shares by us in this offering, the application of aggregate net proceeds received by us from the offering and the completion of the formation transactions, the pro forma net tangible book value as of                , 2017 attributable to common shareholders would have been $             million, or $            per common share. This amount represents an immediate increase in net tangible book value of $          per share to our continuing investors and an immediate dilution in pro forma net tangible book value of $          per share from the public offering price of $          per common share to our new investors.

The form, timing or amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

        The form, timing or amount of dividend distributions will be declared at the discretion of our board of trustees and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements applicable to REITs under the Code and other factors as our board of trustees may consider relevant.

The market value of our common shares may decline due to the large number of our shares eligible for future sale.

        The market value of our common shares could decline as a result of sales of a large number of common shares in the market after this offering or upon issuance of common shares upon redemption of partnership interests in our operating partnership , or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell common shares in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                 common shares outstanding (or                common shares assuming the underwriters exercise their over-allotment option) excluding shares of equity-based awards intended to be granted to our executive officers, non-employee trustees and eligible employees pursuant to the 2017 Equity Incentive Plan. The                common shares sold in this offering (or                 common shares assuming the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act by persons other than our trustees, trustee nominees and executive officers and the continuing investors. Remaining common shares that will be held by our continuing investors immediately following the completion of the offering and the formation transactions will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. All of these common shares will be eligible for future sale following the expiration of the        -day lock-up period. Such shares held by our continuing investors will have registration rights pursuant to a registration rights agreement that we will enter into with those investors. When the restrictions under the lockq-up arrangements expire or are waived, the related common shares or securities convertible into, exchangeable or redeemable for, exercisable for, or repayable with common shares will be available for sale or resale, as the case may be. We also may issue common or preferred shares or common or preferred units in connection with future property, portfolio or business acquisitions. Sales of substantial amounts of common shares (including common shares issued pursuant to our 2017 Equity Incentive Plan) or common units in the public market, or upon issuance of common shares upon redemption of common units, or the perception that such sales might occur could adversely affect the market price of the common shares. In addition, future issuances of common shares may be dilutive to existing shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws. In particular, statements relating to our liquidity and capital resources, portfolio performance and results of operations contain forward-looking statements. Furthermore, our pro forma financial statements and all statements regarding future financial performance and anticipated market conditions and demographics are forward-looking statements. We caution investors that any forward-looking statements included in this prospectus are based on management's beliefs and assumptions based on information currently available to management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "would," "result," "pro forma," "approximately" and other similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

        Forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond our control, and depend on assumptions, data or methods that may be incorrect or imprecise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you, therefore, against relying on any of these forward-looking statements.

        Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

  •
  adverse economic or real estate developments in our submarkets;

  •
  general economic conditions;

  •
  defaults on, early terminations or non-renewals of leases by tenants;

  •
  risks associated with our leasing activities, including the risk that we will experience decreased rental rates or increased vacancy rates or that we do not realize the potential incremental annualized rent from embedded lease-up opportunities;

  •
  intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

  •
  difficulties in identifying properties to acquire and completing acquisitions;

  •
  our failure to successfully operate acquired properties;

  •
  risks related to capital or other expenditures we may be required to make to retain and attract tenants;

  •
  increased operating costs that we are unable to pass along to our tenants;

  •
  loss of key personnel;

  •
  our failure to obtain necessary outside financing;

  •
  fluctuations in interest rates and increased costs to refinance or obtain new financing;

  •
  our failure to generate sufficient cash flows to service our outstanding indebtedness;

  •
  insufficient amounts of insurance or exposure to events that are either uninsured or underinsured;

  •
  uncertainties and risks related to adverse weather conditions, natural disasters and climate change;

  •
  exposure to liability relating to environmental and health and safety matters;

  •
  limited ability to dispose of assets because of the relative illiquidity of real estate investments and the nature of our assets;

  •
  failure to meet the restrictive covenants and requirements in our existing and new debt agreements;

  •
  risks associated with mortgage debt or unsecured financing or the unavailability thereof, which could make it difficult to finance or refinance properties and could subject us to foreclosure; and

  •
  general volatility of the capital and credit markets and the market price of our common shares;

  •
  changes in real estate and zoning laws and increases in real property tax rates;

  •
  failure to qualify or maintain our qualification as a REIT;

  •
  risks associated with the market for our common shares;

  •
  risks associated with future sales of our common shares by our continuing investors or the perception that our continuing investors intend to sell substantially all of the common shares that they hold; or

  •
  any of the other risks included in this prospectus, including those set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties."

        While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million ($             million if the underwriters exercise their over-allotment option to purchase up to            additional common shares in full), in each case based on the midpoint of the price range set forth on the front cover of this prospectus. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. We expect our operating partnership to use a portion of the net proceeds received from us to repay outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition opportunities.

 DISTRIBUTION POLICY

        We intend to make regular quarterly distributions to our shareholders. We intend to declare a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending                          , 2018, based on a distribution of $            per share for a full quarter. On an annualized basis, this would be $            per share, or an annual distribution rate of approximately        % (based on the midpoint of the price range set forth on the front cover of this prospectus). We estimate that this initial annual distribution rate will represent approximately        % of estimated cash available for distribution to our common shareholders for the 12-month period ending                  , 2018. We do not plan to reduce our intended initial annual distribution rate if the underwriters exercise their over-allotment option in full. We will be subject to prohibitions on distributions to our shareholders if we are in default under the new revolving credit facility we intend to enter into in connection with this offering as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Furthermore, we plan to maintain this rate for the 12-month period following completion of this offering, unless circumstances change materially.

        Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12-month period ending March 31, 2018, which we have calculated based on adjustments to our pro forma net (loss) before non-controlling interest for the 12 months ended March 31, 2017. This estimate was based on the pro forma operating results and does not take into account our business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings to fund such expenditures. In estimating our cash available for distribution for the 12 months ending March 31, 2018, we have made certain assumptions as reflected in the table and footnotes below.

        Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition, redevelopment and other similar activities. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may materially and adversely affect our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, net operation income, or NOI, earnings before interest, tax, depreciation and amortization, or EBITDA, adjusted EBITDA, funds from operations, or FFO, core FFO, liquidity or financial condition and have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

        No assurance can be given that our estimated cash available for distribution to our shareholders will be accurate or that our actual cash available for distribution to our shareholders will be sufficient to pay distributions to them at any expected or REIT-required level or at any particular yield, or at all. Accordingly, we may need to borrow or rely on other third-party capital to make distributions to our shareholders, and such third-party capital may not be available to us on favourable terms, or at all. As a result, we may not be able to pay distributions to our common shareholders in the future. In addition, our preferred shares, if issued, would likely have a preference on distribution payments. All distributions will be made at the discretion of our board of trustees and will depend on our historical and projected results of operations, liquidity and financial condition, our REIT qualification, our debt service requirements, operating expenses and capital expenditures, prohibitions and other restrictions under financing arrangements and applicable law and other factors as our board of trustees may deem relevant from time to time. If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

        U.S. federal income tax law requires that a REIT distribute annually at least 90% of its taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) and that it pay U.S. federal income tax at regular corporate rates to the extent that it distributes annually less than 100% of its taxable income (including capital gain). For more information, please see "Material U.S. Federal Income Tax Considerations."

CAPITALIZATION

        The following table sets forth the capitalization of our predecessor as of March 31, 2017 and our capitalization as of March 31, 2017 on a pro forma basis, giving effect to this offering, the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements and the notes related thereto included elsewhere in this prospectus. You should read this table in conjunction with "Use of Proceeds," "Selected Consolidated Historical and Pro Forma Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our predecessor's combined consolidated financial statements and our unaudited pro forma consolidated financial statements and the notes related thereto included elsewhere in this prospectus (in thousands, except per share).

	As of March 31, 2017
	Historical Predecessor	Company Pro Forma
Debt:
Mortgages payable, net(1)	$1,011,014	$
Redeemable preferred equity, net	101,910
Equity:
Owners' equity	82,815
Accumulated other comprehensive income	198
Common shares, $0.01 par value per share, shares issued and outstanding, pro forma(2)	—
Preferred shares, $0.01 par value per share, shares issued and outstanding, pro forma	—
Additional paid in capital	—
Noncontrolling interest	—
Total equity	83,013

Total capitalization	$1,195,937	$

(1)
We also expect to enter into a $            senior unsecured revolving credit facility, which we expect to be undrawn at the closing of this offering.

(2)
Includes (i)             common shares to be issued in this offering, (ii)             common shares to be issued in connection with the formation transactions and (iii)                 equity-based awards to be granted to our executive officers, non-employee trustees and eligible employees concurrently with the completion of this offering. Excludes (a)                 common shares issuable upon the exercise in full of the underwriters' over-allotment option to purchase up to an additional shares from us, (b)                 common shares available for future issuance under our 2017 Equity Incentive Plan and (c)                  common shares that may be issued, at our option, upon exchange of common units to be issued in the formation transactions.

 DILUTION

        Purchasers of common shares offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common shares from the assumed initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding common shares, assuming the exchange of common units into common shares on a one-for-one basis. As of March 31, 2017, our predecessor had a net tangible book value of approximately $             million, or $            per share held by continuing investors. After giving effect to the sale of common shares by us in this offering, the application of aggregate net proceeds therefrom, completion of the formation transactions and the other adjustments set forth in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus, the pro forma net tangible book value as of March 31, 2017 attributable to common shareholders would have been $             million, or $            per share. This amount represents an immediate increase in net tangible book value of $            per share to our continuing investors and an immediate dilution in pro forma net tangible book value of $            per share from the public offering price of $            per share to our new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share at the midpoint of the price range set forth on the front cover of this prospectus		$
Net tangible book value per share of our predecessor as of March 31, 2017, before the formation transactions and this offering(1)	$
Net increase in net tangible book value per share attributable to this offering and the formation transactions	$
Pro forma net tangible book value per share after this offering and the formation transactions(2)		$
Dilution in pro forma net tangible book value per share to new investors(3)		$

(1)
Net tangible book value per share of our predecessor as of March 31, 2017 before this offering and the formation transactions was determined by dividing the net tangible book value of our predecessor as of March 31, 2017 by the number of common shares and common units held by continuing investors immediately prior to this offering.

(2)
The pro forma net tangible book value per share after this offering and the formation transactions was determined by dividing net tangible book value of approximately $             million by common shares and common units deemed to be outstanding on a fully diluted basis after this offering, which amount excludes the shares and the related proceeds that may be issued by us upon exercise of the over-allotment option and additional shares reserved for future issuance under our 2017 Equity Incentive Plan.

(3)
The dilution in pro forma net tangible book value per share to new investors was determined by subtracting pro forma net tangible book value per share after this offering and the formation transactions from the assumed initial public offering price paid by a new investor for our common shares. For the purpose of calculating our predecessor's pro forma book values, we have assumed that, as of March 31, 2017, the common shares and common units to be issued as part of the formation transactions were outstanding as of such date.

        Assuming the underwriters exercise their over-allotment option in full, our pro forma net tangible book value at March 31, 2017 would have been $             million, or $            per share. This represents an immediate dilution in pro forma net tangible book value of $            per share to our new investors.

        The table below summarizes, as of March 31, 2017, on a pro forma basis, the differences between the number of common shares and common units to be received by the continuing investors in connection with the formation transactions and the new investors purchasing shares in this offering, the total consideration paid and the average price per share of our common shares or common units paid by the continuing investors in connection with the formation transactions and paid in cash by the new investors purchasing shares in this offering (based on the net tangible book value attributable to the continuing investors in the formation transactions. In calculating the shares to be issued in this offering,

we used an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

			Pro Forma Net Tangible Book Value of Contribution/ Cash(1)
	Shares/Common Units Issued/Granted
					Average Price Per Share
	Number	Percentage	Amount	Percentage
			(in thousands)
Continuing investors(2)			$		$
New investors(3)
Equity-based awards to be granted to our executive officers, non-employee trustees and employees in connection with this offering

Total		100%	$	100%	$

(1)
Represents pro forma net tangible book value as of March 31, 2017 after giving effect to this offering and the formation transactions (but prior to deducting the estimated costs of this offering).

(2)
Includes common units.

(3)
Includes common shares to be sold in this offering.

 SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

        The following table sets forth selected financial and other data on (i) an historical basis for our predecessor and (ii) a pro forma basis for our company after giving effect to the completion of this offering, the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements beginning on page F-3. We have not presented historical data for Workspace Property Trust because we have not had any corporate activity since our formation other than the issuance of common shares in connection with our initial capitalization and activity in connection with this offering and the formation transactions. Accordingly, we do not believe that a discussion of the historical results of Workspace Property Trust would be meaningful. Prior to or concurrently with the completion of this offering, we will consummate the formation transactions pursuant to which we will become the sole general partner of our operating partnership. Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for common units. For more information regarding our predecessor, our operating partnership and the formation transactions, please see "Structure and Formation of Our Company."

        The historical financial data as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and, the period from December 3, 2015 (when our predecessor commenced operations) to December 31, 2015, and the period from January 1, 2015 to December 2, 2015 has been derived from our predecessor's audited combined consolidated financial statements included elsewhere in this prospectus. The historical financial data as of March 31, 2017 and for each of the three months ended March 31, 2017 and 2016 has been derived from our predecessor's unaudited combined consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting of normal accruals, that management considers necessary to present fairly the information set forth therein.

        The unaudited pro forma consolidated financial data as of and for the three months ended March 31, 2017 and for the year ended December 31, 2016 is presented as if this offering, the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements had occurred on March 31, 2017 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2016 for purposes of the unaudited pro forma consolidated statements of operations. Our unaudited pro forma consolidated financial data is not necessarily indicative of what our actual financial condition and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial condition or results of operations.

        You should read the following selected financial data in conjunction with our predecessor's historical combined consolidated financial statements, our unaudited pro forma consolidated financial statements and, in each case, the related notes thereto, along with "Management's Discussion and

Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

					Workspace Ownership Period		Prior Ownership Period
		Workspace Ownership Period
	Pro Forma					Period from December 3, 2015 (commencement of operations) to December 31, 2015
				Pro Forma			Period from January 1, 2015 to December 2, 2015
	Three Months Ended March 31,
				Year Ended December 31, 2016	Year Ended December 31, 2016
(Dollars in thousands, except per share data)	2017	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Operations Data
Revenues:
Rental revenue	$	$29,724	$7,311	$	$51,467	$2,319	$23,083
Tenant reimbursements		16,662	4,371		27,338	1,139	15,521
Other revenue		335	50		3,952	10	115

Total revenue		46,721	11,732		82,757	3,468	38,719

Expenses:
Operating expenses		10,889	3,118		17,531	773	9,564
Real estate taxes		5,862	1,264		9,611	399	4,747
Depreciation and amortization		23,456	5,591		41,129	1,855	9,632
Transaction related costs		28	33		213	778	—
General and administrative		3,260	542		5,644	308	8
Management fees and allocated costs		—	—		—	—	3,199

Total expenses		43,495	10,548		74,128	4,113	27,150

Operating income (loss)		3,226	1,184		8,629	(645)	11,569
Other income (expenses):
Interest expense		(22,112)	(3,291)		(31,545)	(1,030)	—
Loss on extinguishment of debt		—	—		(1,093)	—	—
Unrealized gain (loss) on derivative instruments		124	(624)		(781)	(140)	—

Net income (loss)	$	$(18,762)	$(2,731)		$(24,790)	$(1,815)	$11,569

Per Share Data:
Pro forma earnings (loss) per share—basic and diluted	$	—	—	$	—	—	—
Pro forma weighted average common shares outstanding—basic and diluted		—	—		—	—	—

	Pro Forma	Workspace Ownership Period
(Dollars in thousands)	March 31, 2017	March 31, 2017	December 31, 2016	December 31, 2015
	(Unaudited)	(Unaudited)
Balance Sheet Data
Real estate properties, net	$	$1,050,264	$1,054,968	$231,314
Total assets		1,244,360	1,260,490	264,705
Mortgages and other loan payables, net		1,011,014	1,008,073	205,567
Redeemable preferred equity, net		101,910	99,585	—
Total liabilities		1,161,347	1,150,929	218,715
Shareholders' / owners' equity		83,013	109,561	45,990
Total liabilities and shareholders' / owners' equity		1,244,360	1,260,490	264,705
Number of properties (at end of period)	148	148	148	40

					Workspace Ownership Period		Prior Ownership Period
Workspace Ownership Period
	Pro Forma					Period from December 3, 2015 (commencement of operations) to December 31, 2015
				Pro Forma			Period from January 1, 2015 to December 2, 2015
Three Months Ended March 31,
(Dollars in thousands, except per share data)				Year Ended December 31, 2016	Year Ended December 31, 2016
	2017	2017	2016

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Other Data
Net cash provided by (used in) operating activities	—	$13,535	$25,799	—	$25,799	$(213)	$16,587
Net cash used in investing activities	—	(4,668)	(975,547)	—	(975,547)	(238,449)	(4,083)
Net cash provided by (used in) financing activities	—	(7,622)	980,513	—	980,513	(242,392)	(12,582)
NOI(1)	$	—	—		—	—	—
Adjusted EBITDA(1)		—	—		—	—	—
FFO(1)		—	—		—	—	—
Core FFO(1)		—	—		—	—	—

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a definition of this metric and reconciliation of this metric to the most directly comparable GAAP number and a statement of why our management believes the presentation of the metric provides useful information to investors and, to the extent material, any additional purposes for which management uses the metric.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our results of operations and financial condition in conjunction with our unaudited combined consolidated statements and notes thereto of our predecessor as of March 31, 2017 and the three months ended March 31, 2017 and March 31, 2016, and the combined consolidated financial statements and related notes thereto of our predecessor as of December 31, 2016 and 2015 and for the year ended December 31, 2016, the period December 3, 2015 (when our predecessor commenced operations) to December 31, 2015, which we refer to as the Workspace ownership period, and the period January 1, 2015 to December 2, 2015, which we refer to as the prior ownership period, each included elsewhere in this prospectus, as well as our unaudited pro forma consolidated financial statements and related notes, each included elsewhere in this prospectus. In order to present this discussion and analysis in a way that offers investors a period to period comparison, the historical results of operations, cash flows and certain other information for the year ended December 31, 2015 are presented and discussed on a basis that combines the results of operations, cash flows and certain other information of the Workspace owner with those of the prior owner. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." As used in this section, unless the context otherwise requires, "we," "us," "our" and "our company" mean our predecessor for the periods presented and Workspace Property Trust and its consolidated subsidiaries upon consummation of this offering and the formation transactions.

Our Company

        Workspace Property Trust is a fully integrated real estate investment company primarily focused on acquiring, owning and operating high-quality office and flex real estate in prime locations within transit centric, amenity rich U.S. suburban office submarkets. The founding members of our management team, Thomas A. Rizk and Roger W. Thomas, have a proven track record, having led a public suburban office real estate REIT that achieved market-leading total shareholder returns during their joint tenure. We believe the U.S. suburban office market is under-represented in the public REIT space despite offering compelling risk-adjusted returns that are supported by recovering demand, limited new supply and an increasing demographic shift back to the suburbs. We intend to capitalize on this market opportunity by sourcing and executing accretive acquisitions and enhancing the value of our portfolio through proactive asset management. As a first step in executing on our strategy, we have assembled a strong portfolio of 148 properties, totaling 9.9 million rentable square feet, and we have identified an acquisition pipeline of high-quality, well-located and attractively-priced suburban office and flex properties with an estimated aggregate purchase price in excess of $             billion.

Our Predecessor

        Workspace Property Trust was formed as a Maryland real estate investment trust to continue the business of our predecessor. Our predecessor includes Workspace Property Trust, L.P., or our operating partnership, and its affiliates, all of which are managed and controlled by the board of managers of RVFP WS GP, LLC, the general partner of Workspace RVFP, L.P., the general partner of our operating partnership, which we refer to as the predecessor general partner. Workspace Property Trust, L.P. was formed on November 18, 2015 and commenced operations on December 3, 2015 when it acquired 40 office and flex properties and one land parcel in the Philadelphia market, which we refer to as our first portfolio, from a third-party seller. On October 3, 2016, Workspace Property Trust, L.P. acquired a portfolio of 108 office and flex properties and two land parcels located in the Philadelphia, South

Florida, Tampa, Minneapolis and Phoenix markets, which we refer to as our second portfolio, from a third-party seller. In connection with the formation transactions described below, the predecessor general partner will merge with and into Workspace Property Trust, with Workspace Property Trust surviving as the sole general partner of Workspace Property Trust, L.P. Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries.

Formation Transactions

        Prior to or concurrently with the completion of this offering, our operating partnership and its affiliates will engage in a series of transactions intended to establish our operating structure. We refer to these transactions, which are described below, as our formation transactions.

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  Workspace Property Trust was formed as a Maryland real estate investment trust in June 2017. We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2017.

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  The predecessor general partner will distribute to its partners certain partnership interests in our operating partnership.

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  The predecessor general partner will be merged with and into Workspace Property Trust, with Workspace Property Trust surviving and succeeding as the general partner of our operating partnership, and the owners of the predecessor general partner will receive common shares in exchange for their interests in the predecessor general partner.

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  Entities that own Workspace Property Management, L.P., which provides property management services and certain other services to our operating partnership and which we refer to as Workspace Property Management, will contribute to our operating partnership their partnership interests in Workspace Property Management in exchange for common units, and the employees of Workspace Property Management will become employees of one of our subsidiaries.

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  The entity that owns RV PM GP, LLC, which is the general partner of Workspace Property Management, will contribute to our operating partnership its membership interests in RV PM GP, LLC in exchange for common units, and RV PM GP, LLC will elect to be treated as a taxable REIT subsidiary, or TRS, for U.S. federal income tax purposes in order to cause Workspace Property Management to continue to be treated as a partnership for U.S. federal income tax purposes.

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  The existing partnership interests in our operating partnership will be converted into common units in our operating partnership.

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  The limited partnership agreement of our operating partnership will be amended and restated.

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  We will sell            common shares (or            common shares if the underwriters exercise their over-allotment option in full) in this offering and contribute the net proceeds of this offering to our operating partnership in exchange for common units.

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  We expect our operating partnership to use a portion of the net proceeds received from us to repay approximately $             million in outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition opportunities. See "Use of Proceeds."

        Upon completion of this offering and the formation transactions we will own approximately            % of limited partnership interests in our operating partnership (             % of the interests if the underwriters exercise their over-allotment option in full). We expect to have total consolidated

indebtedness of approximately $             million. In addition, upon completion of this offering and the formation transactions, we expect to enter into a $             million revolving credit facility, which we expect to be undrawn at the closing of this offering.

Factors that May Impact Our Operating Results

Rental Revenue

        We derive revenues primarily from rents, expense reimbursements and other income received from tenants under existing leases at each of our properties. "Tenant reimbursements" consist of payments made by tenants to us under contractual lease obligations to reimburse a portion of the property operating expenses and real estate taxes incurred at each property. The amount of net rental revenue and reimbursements that we receive depends principally on our ability to lease available space, re-lease space to new tenants upon the scheduled or unscheduled termination of leases, renew expiring leases and to maintain or increase our rental rates. Factors that could affect our rental revenue in the future include, but are not limited to: local, regional or national economic conditions; an oversupply of, or a reduction in demand for, suburban office and/or flex space; changes in market rental rates; our ability to provide adequate services and maintenance at our properties; and fluctuations in interest rates could adversely affect our rental revenue in future periods. Future economic or regional downturns affecting our submarkets or downturns in our tenants' industries could impair our ability to lease vacant space and renew or re-lease space as well as the ability of our tenants to fulfill their lease commitments, and could adversely affect our ability to maintain or increase the occupancy at our properties.

Leasing

        Due to the relatively small number of leases that are signed in any particular quarter or year, one or more larger leases may have a disproportionately positive or negative impact on average base rent, tenant improvement and leasing commission costs for that period/year. As a result, we believe it is more appropriate when analyzing trends in average base rent and tenant improvement and leasing commission costs to review activity over multiple quarters or years. In addition to tenant improvement costs, we sometimes incur expenditures for general improvements occurring concurrently with, but that are not directly related to, the cost of installing a new tenant. Leasing commission costs are similarly subject to significant fluctuations depending upon the rentable square footage of the lease, the lease term, and the rate.

        As of March 31, 2017, our portfolio was 88.3% leased (or 88.9% giving effect to leases signed but not commenced as of that date). During the three months ended March 31, 2017, we signed 438,800 rentable square feet of new leases and lease renewals.

Tenant Credit Risk

        The economic condition of our tenants may deteriorate, which could negatively impact their ability to fulfill their lease commitments and in turn adversely affect our ability to maintain or increase the occupancy level and/or rental rates of our properties. Existing and/or potential tenants also may shift to a more cautionary mode with respect to leasing and look to consolidate space, reduce overhead and preserve operating capital, while others may defer strategic decisions, including entering into new, long-term leases at properties.

        We consistently monitor the credit quality of our portfolio by seeking to lease space to creditworthy tenants that meet our underwriting and operating guidelines and we actively monitor tenant creditworthiness following the initiation of a lease. When we assess tenant credit quality, we (i) review relevant financial information, including financial ratios, net worth, revenue, cash flows, leverage and liquidity; (ii) evaluate the depth and experience of the tenant's management team; and (iii) assess the strength/growth of the tenant's industry. This evaluation assists us in determining whether to lease to such potential tenant and, if so, the initial tenant security deposit. On an on-going basis, we evaluate the need for an allowance for doubtful accounts arising from estimated losses that could result from the tenant's inability to make required current rent payments and an allowance against accrued rental income for future potential losses that we deem to be unrecoverable over the term of the lease. The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe the credit risk of our portfolio is mitigated by the high quality of our existing tenant base, reviews of prospective tenants' risk profiles prior to lease execution and consistent monitoring of our portfolio to identify and address potential problem tenants.

Market Conditions

        The properties in our portfolio are located in nine submarkets, which we operate as five geographic segments. Positive or negative changes in conditions in these submarkets such as business hiring, layoffs or downsizing, industry growth or slowdowns, relocations of businesses, increases or decreases in real estate and other taxes, costs of complying with governmental regulations or changed regulation, can impact our overall performance.

Our Leases

        We generally lease our properties to tenants pursuant to long-term, triple-net leases that require the tenant to pay their proportionate share of substantially all property operating expenses, such as real estate taxes, utilities, insurance premiums and repair and maintenance costs. As of March 31, 2017, approximately 89.9% of our annualized rent was generated from triple-net leases. We also lease our properties to tenants pursuant to triple-net leases that cap the amount by which certain operating expenses may grow on a per annum basis and be reimbursed by the tenant. As of March 31, 2017, approximately 7.4% of our annualized rent was generated from triple-net leases with this cap structure. Although less frequently, we also lease our properties pursuant to modified gross leases. A modified gross lease is one in which a tenant pays base rent at the lease's inception but, in subsequent years, pays the base plus a proportional share of some of the operating costs associated with the property, such as property taxes, utilities, insurance premiums and repair and maintenance costs, to the extent that a tenant's pro rata share of expenses exceeds a base year level set forth in the lease. Approximately 2.7% of our annualized rent was generated from modified gross leases. Occasionally, we have entered into a lease pursuant to which we retain responsibility for the costs of structural repairs and maintenance. Although these instances are infrequent and have not resulted in significant costs to us to date, an increase in costs related to these responsibilities could negatively influence our operating results. Similarly, an increase in the vacancy rate of our portfolio would increase our costs, as we would be responsible for costs that our existing tenants are currently required to pay.

Operating Expenses

        Operating expenses generally consist of repairs and maintenance, insurance, real estate taxes, security, utilities, property-related payroll and provision for doubtful accounts. Factors that may affect our ability to control these operating costs include: increases in insurance premiums, changes in tax rates, the cost of periodic repair, renovation costs and the cost of re-leasing space, the cost of compliance with governmental regulation, including zoning and tax laws, and the potential for liability under applicable laws. As noted above, we generally lease our properties to tenants pursuant to long-term, triple-net leases that require the tenant to pay all property operating expenses. Recoveries from tenants are recognized as revenue on an accrual basis over the periods in which the related expenditures are incurred. Tenant reimbursements and operating expenses are recognized on a gross basis because we (i) are generally the primary obligor with respect to the goods and services, the purchase of which, gives rise to the reimbursement obligation, (ii) have discretion in selecting the vendors and suppliers and (iii) bear the credit risk in the event the tenants do not reimburse us.

        The expenses of owning and operating a property are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the property. If revenues drop, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes and maintenance, generally will not be materially reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. As a result, if revenues decrease in the future, static operating costs may adversely affect our future cash flow and results of operations. If similar economic conditions exist in the future, we may experience future losses.

        As a public company our annual general and administrative expenses are anticipated to be meaningfully higher than those incurred since our inception due to, among other costs, board of trustees' fees and expenses, trustees and officers insurance, legal compliance cost, SEC reporting costs, incremental audit and tax fees and other cost of operating a public company. Increases in costs from any of the foregoing factors may adversely affect our future results and cash flows.

Cost of funds and interest rates

        We expect future changes in interest rates will impact our overall performance. In order to limit interest rate risk, we have historically entered into interest rate cap agreements or similar instruments and, subject to maintaining our qualification as a REIT for U.S. federal income tax purposes, expect to do so in the future. Although we may seek to cost-effectively manage our exposure to future rate increases through such means, a portion of our overall debt may at various times float at then current rates. Such floating rate debt may increase to the extent we use available borrowing capacity to fund capital improvements or otherwise manage liquidity. Upon completion of this offering and the formation transactions, we will have $             million of floating rate debt.

Competition

        The leasing of suburban office and flex space is highly competitive in our submarkets, with many competitors who own or may seek to acquire or develop properties similar to ours in the same submarkets in which our properties are located. The principal means of competition are rent charged, tenant improvement allowances granted, free rent periods granted, location, services provided, and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies, including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors, and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions that are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. If our competitors offer space at rental rates below current market rates, below the rental rates we currently charge or are willing to accept from our tenants, in better locations within our submarkets or in higher quality facilities, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire.

Lease Expirations

        Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets as well as the desirability of our individual properties. As of March 31, 2017, in addition to approximately 1,103,957 rentable square feet of currently available space in our office and flex buildings that will comprise our portfolio, leases representing approximately 7.4% and 19.8% of the rentable square footage of our portfolio are scheduled to expire during the nine months ending December 31, 2017 and the twelve months ending December 31, 2018, respectively. The leases scheduled to expire during the nine months ending December 31, 2017 and the twelve months ending December 31, 2018 represent approximately 8.1% and 23.0%, respectively, of the total annualized rent for our portfolio.

Critical Accounting Policies

        Our discussion and analysis of the historical financial condition and results of operations of our predecessor are based upon its combined consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of the significant accounting policies in the notes to the combined consolidated financial statements of our predecessor included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial conditions and results of operations. We evaluate these estimates on an ongoing basis, based upon information currently available and on various assumptions that we believe are reasonable as of the date hereof. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our results of operations and financial conditions to those of other companies.

Principles of Consolidation and Combined Financial Statements

        The combined consolidated financial statements include the accounts of Workspace Property Trust, L.P. and its affiliates, all of which are managed and controlled by the board of managers of RVFP WS GP, LLC, the general partner of the predecessor general partner. Therefore, we have prepared the financial statements on a combined basis due to common management. All significant intercompany transactions and balances are eliminated in combination.

Real Estate and Depreciation

        Real estate properties are carried at cost less accumulated depreciation and impairment losses, if any. The cost of real estate properties reflects their purchase price or development cost. We evaluate each acquisition transaction to determine whether the acquired assets meet the definition of business. Under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, as discussed below and which our predecessor early adopted on December 3, 2015, an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. Transaction costs related to acquisitions that are asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred and included in transaction costs in the combined consolidated statements of operations and comprehensive income (loss). Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

        We allocate the purchase price of real estate in a transaction accounted for as an asset acquisition to net tangible and identified intangible assets acquired based on their relative fair values. Above-market and below-market in-place lease values for acquired properties are recorded based on the net present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of the fair market lease rates for the corresponding in-place leases (including ground lease obligations), measured over a period equal to the remaining non-cancelable term of the lease (including the below market fixed-rate renewal period, if applicable). Capitalized above-market lease values are amortized on a straight-line basis as a reduction of rental income over the remaining non-cancelable terms of the respective leases, which generally range from less than one year to ten years. Capitalized below-market lease values are amortized on a straight-line basis as an increase to rental income over the remaining non-cancelable terms of the respective leases including any below market fixed-rate renewal periods that are considered probable, which generally range from less than one year to fifteen years. Other intangible assets also include in-place leases based on our evaluation of the specific characteristics of each tenant's lease. We estimate the cost to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal, and other related expenses. This intangible asset is amortized to depreciation and amortization expense on a straight-line basis over the remaining term of the respective leases and any fixed-rate bargain renewal periods, which generally range from less than one year to fifteen years. Our estimate of fair value is made using methods similar to those used by independent appraisers or by using independent appraisals. Factors we consider in this analysis include an estimate of the carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from six to nine months. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. We also use the information obtained as a result of our pre-acquisition due diligence as part of our consideration of the accounting standard governing asset retirement obligations and when necessary, will record a conditional asset retirement obligation as part of the purchase price. Though we consider the value of tenant relationships, the amounts are determined on a tenant-specific basis, if applicable. In the event that a tenant terminates its lease, the unamortized portion of each intangible, including in-place lease values and tenant relationship values, is charged to expense and above and below market leases adjustments are recorded in rental revenue.

        We may incur various costs in the development and leasing of our properties. The costs directly related to properties under development which include preconstruction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries, and related costs incurred during the period of development are capitalized during the period of development. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involves a degree of judgment.

        Depreciation is computed using the straight-line method. The estimated useful lives of buildings are 40 years. Minor improvements to buildings are capitalized and depreciated over useful lives ranging from three to 15 years. Tenant improvements are capitalized and depreciated over the non-cancellable term of the related lease or their estimated useful life, whichever is shorter.

        We evaluate our real estate investments upon occurrence of a significant adverse change in our operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If indicators of impairment are identified, we estimate the future undiscounted cash flows from the use and eventual disposition of the property and compares this amount to the carrying value of the property. If any real estate investment is considered impaired, a loss is recognized to reduce the carrying value of the property to its estimated fair value. We do not believe that the value of any of our properties and intangible assets were impaired at March 31, 2017.

Allowance for Doubtful Accounts

        We continually review accounts receivable and deferred rent receivable balances and determine collectability by taking into consideration the tenant payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates, and the economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the accounts receivable and deferred rent receivable balances are reduced by an allowance for doubtful accounts. Provision for doubtful accounts is included in operating expenses in our predecessor's combined consolidated statements of operations and comprehensive income (loss). If the accounts receivable balance or the deferred rent receivable balance is subsequently deemed uncollectible, such receivable amounts are written-off to the allowance for doubtful accounts.

Revenue Recognition

        Rental income is recognized on the straight-line basis, over the non-cancellable terms of the leases from the later of the date of the commencement of the lease or the date of acquisition of the property subject to certain leases. Rental revenue recognition begins when the tenant controls the space through the term of the related lease. We take into account whether the collectability of rents is reasonably assured in determining the amount of straight-line rent to record. For the purpose of determining the straight-line period, the straight-line calculation will take into consideration bargain renewal options, leases where the renewal appears reasonably assured and any guarantees by the lessee. Leases with contingent rentals are not straight-lined. For certain leases, we make significant assumptions and judgments in determining the lease term, including assumptions when the lease provides the tenant with an early termination option. The lease term impacts the period over which we determine and record minimum rents and also impacts the period over which we amortize lease-related costs. We recognize the excess of rents recognized over the amounts contractually due pursuant to the underlying leases as part of deferred rent receivable on the combined consolidated balance sheets. Any rental payments received prior to their due dates are reported in deferred revenue in our combined consolidated balance sheets.

        Our leases also typically provide for tenant reimbursement of a pro rata share of common area maintenance expenses and other operating expenses to the extent that the tenant has a triple-net lease or to the extent that a tenant's pro rata share of expenses exceeds a base year level set in the lease when the tenant has a modified gross lease.

        Recoveries from tenants, consisting of amounts due from tenants for common area maintenance expenses, real estate taxes and other recoverable costs are recognized as revenue on an accrual basis over the periods in which the related expenditures are incurred.

        Tenant reimbursements are recognized on a gross basis because we are generally the primary obligor with respect to the goods and services, the purchase of which, gives rise to the reimbursement obligation, we have discretion in selecting the vendors and suppliers and we bear the credit risk in the event the tenants do not reimburse us.

        Termination fees, which are included in other revenue in our combined consolidated statements of operations and comprehensive income (loss), are fees that we have agreed to accept in consideration for permitting certain tenants to terminate their lease prior to the contractual expiration date. We recognize termination fees during the period the following conditions are met: the termination agreement is executed, the termination fee is determinable and collectability of the termination fee is assured.

Derivative Instruments and Hedging Activities

        We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and its known or expected cash payments principally related to our investments and borrowings.

        Our borrowings bear interest at variable rates. Our objective is to limit or manage our interest rate risk. To accomplish this objective, we primarily use interest rate caps as part of our interest rate risk management strategy. Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

        We record all derivatives at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

        For cash flow hedges, we account for the effective portion of the changes in fair value of derivatives in accumulated other comprehensive income in the combined consolidated balance sheets, which is subsequently reclassified into earnings in the period that the hedged transaction affects earnings. We account for the ineffective portion of the changes in fair value of derivatives directly in earnings. For fair value hedges and derivatives not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivatives, is recognized in earnings, as part of unrealized loss on derivative instruments in the combined consolidated statements of operations and comprehensive income (loss), during the period of change.

Results of Operations—Our Predecessor

Overview

        Our portfolio is comprised of our first portfolio, which was acquired on December 3, 2015, and our second portfolio, which was acquired on October 3, 2016. Accordingly, our predecessor's historical results of operations for the period presented below differ significantly when compared to the historical prior period information as a result of these acquisitions.

Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016

        The following table summarizes the combined consolidated historical results of operations of our predecessor for the three months ended March 31, 2017 and 2016. As noted above, our future financial condition and results of operations will differ significantly from, and will not be comparable to the historical financial position and results of operations of our predecessor.

	Three Months Ended March 31,
	2017	2016	Change
	(in thousands)
Revenues:
Rental revenue	$29,724	$7,311	$22,413
Tenant reimbursements	16,662	4,371	12,291
Other revenue	335	50	285

Total revenues	46,721	11,732	34,989

Expenses:
Operating expenses	10,889	3,118	7,771
Real estate taxes	5,862	1,264	4,598
Depreciation and amortization	23,456	5,591	17,865
Transaction related costs	28	33	(5)
General and administrative	3,260	542	2,718

Total expenses	43,495	10,548	32,947

Operating income	3,226	1,184	2,042
Other income (expenses):
Interest expense	(22,112)	(3,291)	(18,821)
Unrealized gain (loss) on derivative instruments	124	(624)	748

Net loss	$(18,762)	$(2,731)	$(16,031)

Rental Revenue

        Rental revenue increased by $22.4 million to $29.7 million for the three months ended March 31, 2017 compared to $7.3 million for the three months ended March 31, 2016 primarily as a result of the acquisition of our second portfolio, which contributed $23.2 million of rental revenue during the three months ended March 31, 2017, partially offset by a reduction in rental revenue attributable to increased vacancies in our first portfolio. Occupancy in our first portfolio, excluding the three properties that were underwritten to be vacant at acquisition, but the tenants remained in occupancy through August 2016, was 81.1% at March 31, 2017 compared to 82.4% at March 31, 2016. Rental revenue recognized for the excluded properties was $0.7 million for the three months ended March 31, 2016. Occupancy in our second portfolio was 90.6% at March 31, 2017.

Tenant Reimbursements

        Tenant reimbursements increased by $12.3 million to $16.6 million for the three months ended March 31, 2017 compared to $4.4 million for the three months ended March 31, 2016 primarily as a result of the acquisition of our second portfolio, which contributed $12.6 million of the tenant reimbursements during the three months ended March 31, 2017, partially offset by a decrease in tenant reimbursements of $0.3 million primarily related to the property that we purchased assuming its rentable square footage would be vacant, as discussed above.

Other Revenue

        Other revenue, which includes parking fees, late fees, lease termination income, administrative fees and other miscellaneous income, was relatively flat for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

Operating Expenses

        Operating expenses increased by $7.8 million to $10.9 million for the three months ended March 31, 2017 compared to $3.1 million for the three months ended March 31, 2016 as a result of the acquisition of our second portfolio, which contributed $7.2 million of operating expenses, and property-level payroll costs primarily for personnel hired to manage our second portfolio of $0.6 million during the three months ended March 31, 2017.

Real Estate Taxes

        Real estate taxes increased by $4.6 million to $5.9 million for the three months ended March 31, 2017 compared to $1.3 million for the three months ended March 31, 2016 as a result of the acquisition of our second portfolio, which contributed $4.6 million of the increase in real estate taxes during the three months ended March 31, 2017.

Depreciation and Amortization

        Depreciation and amortization increased by $17.9 million to $23.5 million for the three months ended March 31, 2017 compared to $5.6 million for the three months ended March 31, 2016 primarily as a result of the acquisition of our second portfolio, which contributed to an increase in depreciation and amortization expense of $19.8 million, partially offset by a reduction in depreciation and amortization of tenant improvements and in-place lease intangibles for the first portfolio relating to tenants that either vacated the property as of December 31, 2016 or were subject to renewals in 2016, at which time the related in-place lease intangibles and tenant improvements were fully amortized.

General and Administrative

        General and administrative expenses increased by $2.7 million to $3.3 million for the three months ended March 31, 2017 compared to $0.5 million for the three months ended March 31, 2016 primarily as a result of non-capitalizable transaction costs of $1.4 million incurred in connection with our proposed initial public offering and an increase in payroll costs of $0.7 million primarily attributable to the hiring of additional corporate employees to manage our second portfolio. General and administrative expenses also include consulting, marketing, audit and legal fees and other general and administrative costs.

Interest Expense

        Interest expense increased by $18.8 million to $22.1 million for the three months ended March 31, 2017 compared to $3.3 million for the three months ended March 31, 2016 primarily due to debt and mandatorily redeemable preferred equity (which is accounted for as debt) financing obtained in October 2016 in connection with the acquisition of our second portfolio, which contributed additional interest expense, including amortization of deferred financing costs of $13.9 million and $4.3 million, respectively. For more information on our mandatorily redeemable preferred equity, see Note 6 to our predecessor's combined consolidated financial statements included elsewhere in this prospectus. The weighted average consolidated debt balance outstanding increased by $918.8 million to $1.1 billion for the three months ended March 31, 2017 compared to $209.8 million for the three months ended March 31, 2016. The weighted average interest rate increased by 1.53% to 6.73% for the three months ended March 31, 2017 compared to 5.20% for the three months ended March 31, 2016.

Unrealized Gain (Loss) on Derivative Instruments

        The unrealized gain (loss) on interest rate caps primarily relates to the reduction of the term of the interest rate caps coupled with market volatility during the three months ended March 31, 2017.

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

        The following table summarizes the combined consolidated historical results of operations of our predecessor for the years ended December 31, 2016 and December 31, 2015. As noted above, our future financial condition and results of operations will differ significantly from, and will not be comparable to the historical financial position and results of operations of our predecessor.

	Workspace Ownership		Prior Ownership
	Year Ended December 31, 2016	December 3, 2015 - December 31, 2015	January 1, 2015 - December 2, 2015	Change(1)
	(in thousands)
Revenues:
Rental revenue	$51,467	$2,319	$23,083	$26,065
Tenant reimbursements	27,338	1,139	15,521	10,678
Other revenue	3,952	10	115	3,827

Total revenues	82,757	3,468	38,719	40,570

Expenses:
Operating expenses	17,531	773	9,564	7,194
Real estate taxes	9,611	399	4,747	4,465
Depreciation and amortization	41,129	1,855	9,632	29,642
Transaction related costs	213	778	—	(565)
General and administrative	5,644	308	8	5,328
Management fees and allocated costs	—	—	3,199	(3,199)

Total expenses	74,128	4,113	27,150	42,865

Operating income	8,629	(645)	11,569	(2,295)
Other expenses:
Interest expense	(31,545)	(1,030)	—	(30,515)
Loss on extinguishment of debt	(1,093)	—	—	(1,093)
Unrealized loss on derivative instruments	(781)	(140)	—	(641)

Net income (loss)	$(24,790)	$(1,815)	$11,569	$(34,544)

(1)
Reflects the change between (i) the results of operations of our predecessor under Workspace ownership for the year ended December 31, 2016 and (ii) the combination of the results of operations of our predecessor under Workspace ownership for the period December 3, 2015 (commencement of operations) to December 31, 2015 with the results of operations of our predecessor under the prior ownership the period January 1, 2015 to December 2, 2015.

        In order to present investors a full period to period comparison in the discussion and analysis that follows, we have combined the results of operations of our predecessor under Workspace ownership for the period from December 3, 2015 (commencement of operations) to December 31, 2015 with those of our predecessor under prior ownership for the period from January 1, 2015 to December 2, 2015. However, this combined presentation does not purport to represent what our predecessor's results of operations would have been had the Workspace ownership period began on January 1, 2015. Moreover, the acquisition of our first portfolio impacted certain components of our predecessor's results of operations, including its rental revenue, which is recognized on the straight-line basis over the non-cancellable terms of the leases from the later of the date of the commencement of the leases or the date of acquisition of the property subject to the leases, and its amortization and depreciation of the assets it acquired and liabilities it assumed, which were recognized based on their relative fair values on the date of acquisition in accordance with Financial Accounting Standards Board, or FASB,

Accounting Standards Codification, or ASC, 805, Business Combinations. You should read the following discussion and analysis in conjunction with the combined consolidated financial statements and related notes thereto of our predecessor included elsewhere in this prospectus.

Rental Revenue

        Rental revenue increased by $26.1 million to $51.5 million for the year ended December 31, 2016 compared to $25.4 million for the year ended December 31, 2015 primarily as a result of the acquisition of our second portfolio in October 2016, which contributed $22.6 million of rental revenue during the year ended December 31, 2016 and an increase in our contractual rent of $2.1 million for our first portfolio. The remainder of the increase was attributable to the straight lining of rent and amortization of above- and below-market leases following the acquisition of our first portfolio in December 2015. Occupancy in our first portfolio, excluding the three properties which were underwritten to be vacant, but remained in occupancy through August 2016, was 82.2% at December 31, 2016 compared to 81.5% at December 31, 2015. Occupancy in our second portfolio was 90.3% at December 31, 2016.

Tenant Reimbursements

        Tenant reimbursements increased by $10.7 million to $27.3 million for the year ended December 31, 2016 compared to $16.7 million for the year ended December 31, 2015 primarily as a result of the acquisition of our second portfolio, which contributed $11.3 million of the total tenant reimbursements during the year ended December 31, 2016.

Other Revenue

        Other revenue increased by $3.8 million to $4.0 million for the year ended December 31, 2016 compared to $0.1 million for the year ended December 31, 2015 as a result of lease termination income earned of $3.5 million in the year ended December 31, 2016 in connection with a settlement with a single tenant who has ceased its operations.

Operating Expenses

        Operating expenses increased by $7.2 million to $17.5 million for the year ended December 31, 2016 compared to $10.3 million for the year ended December 31, 2015 as a result of the acquisition of our second portfolio, which contributed $5.8 million of operating expenses and additional property-level payroll costs primarily for personnel hired to manage our second portfolio of $1.8 million.

Real Estate Taxes

        Real estate taxes increased by $4.5 million to $9.6 million for the year ended December 31, 2016 compared to $5.1 million for the year ended December 31, 2015 as a result of the acquisition of our second portfolio, which contributed a $4.5 million increase in real estate taxes.

Depreciation and Amortization

        Depreciation and amortization increased by $29.6 million to $41.1 million for the year ended December 31, 2016 compared to $11.5 million for the year ended December 31, 2015 primarily as a result of the acquisition of our second portfolio, which contributed to an increase in depreciation and amortization expense of $22.4 million and the recognition of the full year of depreciation and amortization based on our new cost basis of our first portfolio, which we acquired in December 2015.

Transaction Related Costs

        Transaction related costs for the year ended December 31, 2016 were attributable to the formation and other costs relating to our second portfolio that were not required to be capitalized under GAAP. Similarly, for the year ended December 31, 2015, transaction related costs were attributable to our first portfolio and the formation of our predecessor.

General and Administrative

        General and administrative expenses increased by $5.3 million to $5.6 million for the year ended December 31, 2016 compared to $0.3 million for the year ended December 31, 2015 primarily as a result of an increase in payroll costs by $2.4 million, an increase in audit and tax fees of $1.1 million and an increase in non-capitalizable costs incurred in connection with our proposed initial public offering of $0.8 million. The increase in payroll costs was a result of recognizing a full year of payroll costs of employees managing our first portfolio in 2016 and the hiring of additional employees to manage our second portfolio acquired in October 2016 compared to one month of payroll costs for our first portfolio acquired in December 2015. Prior to acquisition of our first portfolio, the payroll costs of the prior owner's employees serving our first portfolio and other reimbursable expenses were recorded as management fees and allocated costs.

Management Fees and Allocated Costs

        Management fees and allocated costs for the year ended December 31, 2015 are costs allocated to our first portfolio by the prior owner. Management fees and allocated costs primarily included a management fee based on a percentage of gross rent not to exceed 5% and allocated payroll costs of all employees serving our first portfolio. After our acquisition of our first portfolio, management fees were no longer incurred and payroll costs related to our first portfolio were recorded in general and administrative expenses.

Interest Expense

        Interest expense increased by $30.5 million to $31.5 million for the year ended December 31, 2016 compared to $1.0 million for the year ended December 31, 2015 primarily as a result of debt and mandatorily redeemable preferred equity (which is accounted for as debt) financing obtained in October 2016 in connection with the acquisition of our second portfolio, which contributed additional interest expense, including amortization of deferred financing costs of $13.6 million and $4.2 million, respectively, and as a result of recognizing a full year of interest expense on debt financing obtained in December 2015 in connection with the acquisition of our first portfolio, which increased interest expense by $12.7 million. In 2015, we recognized interest expense only for the period from December 3, 2015 to December 31, 2015 because the prior owner had no debt directly associated with our first portfolio. The weighted average interest rate increased by 0.97% to 6.07% for the year ended December 31, 2016 compared to 5.09% for the period December 3, 2015 (commencement of operations) to December 31, 2015.

Loss on Extinguishment of Debt

        Loss on extinguishment of debt for the year ended December 31, 2016 of $1.1 million related to the December 16, 2016 modification of a $50.0 million mezzanine loan obtained in connection with the acquisition of our second portfolio. The original loan agreement was replaced with a new financing agreement, which substantially changed the terms of the loan. As a result, we wrote off unamortized deferred financing costs as loss on extinguishment of debt.

Unrealized Loss on Derivative Instruments

        The unrealized loss on interest rate caps primarily relates to the reduction of the term of the interest rate caps coupled with market volatility in 2016.

Liquidity and Capital Resources

        We currently expect that our principal sources of funds to meet short-term and long-term liquidity requirements for working capital, acquisitions, developments or redevelopment of properties, tenant improvements, maintenance and other capital expenditures, leasing costs, and repayment of outstanding debt will include:

  •
  Cash flow from operations;

  •
  Cash on hand;

  •
  Borrowings under the senior unsecured revolving credit facility we intend enter into in connection with this offering and the formation transactions;

  •
  Other forms of unsecured and secured financing;

  •
  Net proceeds from the sale of properties; and

  •
  Proceeds from common or preferred equity and/or debt offerings (including this offering).

        Cash flow from operations is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent, recoveries from our tenants and the level of our operating and other costs.

Indebtedness to be Outstanding After this Offering

        We believe that this offering will improve our financial position due to a reduction in our outstanding indebtedness. We expect to use a portion of the approximately $             million net proceeds from this offering (based on the midpoint of the price range set forth on the front cover of this prospectus) to repay outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and to fund potential future acquisition opportunities. Upon completion of this offering and the formation transactions, we will have total debt outstanding of $             million with a weighted average interest rate of        %. The following table summarizes our outstanding indebtedness as of March 31, 2017 on a pro forma basis after giving effect to this offering and the formation transactions (dollar amounts in thousands):

Payments Due by Period
Debt	Pro Forma Amount Outstanding	Interest Rate		Annual Debt Service	Maturity Date	Balance at Maturity
	$		%	$		$
%
%
%
%
%

Total:	$			$		$

Description of Certain Debt

        The following is a summary of the material provisions of the agreements evidencing our material debt to be outstanding upon consummation of this offering and formation transactions. The following is only a summary and it does not include all of the provisions of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Second Portfolio Mortgage and Mezzanine Loans

        In connection with the acquisition of second portfolio, on October 3, 2016, Workspace Property Trust, L.P., through its subsidiaries, entered into a senior mortgage loan and three mezzanine loans (the mezzanine A loan, mezzanine B loan and mezzanine C loan) in the aggregate amount of $816.0 million, which we collectively refer to as the second portfolio debt. As of March 31, 2017, the mortgage loan had a principal balance of $557.0 million, the mezzanine A loan had a principal balance of $100.0 million, the mezzanine B loan had a principal balance of $109.0 million and the mezzanine C loan had a principal balance of $50.0 million. Our operating partnership, RVFP WS GP, LLC, the predecessor general partner and RVFP General Partner LLC, our subsidiary, jointly and severally, have provided a nonrecourse carveout guarantee and indemnification for environmental liabilities with respect to the second portfolio debt.

        Maturity and Interest.    The second portfolio debt has a maturity date of October 9, 2018, which may be extended for three terms of one year each, subject to meeting certain conditions. The mortgage loan bears interest at a rate equal to LIBOR plus 3.3645%. The mezzanine A loan bears interest at a rate equal to LIBOR plus 6.75%. The mezzanine B loan bears interest at a rate equal to LIBOR plus 9.00%. The mezzanine C loan bears interest at a rate equal to LIBOR plus a spread of 11.00%.

        Security.    The second portfolio debt is secured by all 108 properties in our second portfolio or by interests in entities that own direct or indirect interests in those properties. At March 31, 2017, the gross carrying amount of the properties collateralizing the loans was approximately $834.3 million.

        Prepayment.    The second portfolio debt may be voluntarily prepaid, subject to spread maintenance premiums in effect for prepayments prior to May 9, 2019, at which time the loans may be voluntarily prepaid in whole without penalty or premium.

        Events of Default.    The agreements governing the second portfolio debt contain customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loans and bankruptcy or other insolvency events.

        Cash Management.    All rents and other amounts paid to the borrower from the properties securing the mortgage loan must be deposited into an account, or the "cash management account," controlled by the lender. Provided that no cash sweep event (as defined below) has occurred and is continuing, all available funds (after payments made with respect to debt service and subject to reserve accounts) in the cash management account may be disbursed to the borrower. From and after the occurrence of a "cash sweep event," which is defined as the earliest to occur of: (1) an event of default under the agreements governing the loans; (2) any bankruptcy action of the borrower or the property manager; or (3) a debt yield trigger event (defined below), funds otherwise available for distribution are escrowed as additional collateral and not available for distributions until the cash sweep event is cured. A "debt yield trigger event" occurs when the borrower's debt yield (calculated as the percentage obtained by dividing the net operating income (computed in accordance with the loan documents) derived from the ownership, operation and management of the properties securing the loans by the aggregate principal amount of the second portfolio debt) is less than (i) 9.75% through October 9, 2019, (ii) 10.25% from October 10, 2019 through October 9, 2020, (iii) 10.5% from October 10, 2020 through October 9, 2021. As of March 31, 2017, no debt yield trigger event had occurred. In addition, under the agreements governing the loans, the borrower must maintain certain reserve funds in connection with the operations and expenditures related to the properties securing the loans.

New Revolving Credit Facility

        We intend to enter into a senior unsecured revolving credit facility allowing borrowings of up to $             million.

Contractual Obligations

        The following table provides information with respect to our commitments at March 31, 2017 on a pro forma basis to reflect the obligations we expect to have upon completion of this offering and the formation transactions (including the repayment of indebtedness with a portion of the proceeds from this offering), including any guaranteed or minimum commitments under contractual obligations. The table does not reflect available debt extensions.

Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
(in thousands)
Mortgages and other debt
Interest expense	$	$	$	$	$
Principal repayment
Operating leases
Tenant-related commitments

Total:	$	$	$	$	$

Cash Flow—Our Predecessor

        Our cash and cash equivalents and restricted cash balance was $35.7 million at March 31, 2017 and $34.5 million as of December 31, 2016. The following summary discussion of our cash flows is based on our combined consolidated statements of cash flows and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016

        The following presents a summary of our combined consolidated statements of cash flows for the three months ended March 31, 2017 and 2016, respectively.

	Three Months Ended March 31,
	2017	2016
	(in thousands)
Cash flow provided by (used in):
Operating activities	$13,535	$3,448
Investing activities	(4,668)	(173)
Financing activities	(7,622)	(661)

Net increase in cash and cash equivalents and restricted cash	$1,245	$2,614

        Net cash provided by operating activities increased by $10.1 million to $13.5 million for the three months ended March 31, 2017 compared to $3.4 million for the three month ended March 31, 2016 primarily as a result of the acquisition of our second portfolio, which contributed $21.6 million of the increase, as well as the significant changes in operating assets and liabilities. This increase was partially offset by the $13.8 million increase in contractual interest expense relating to the debt and preferred equity financing obtained in connection with the acquisition of our second portfolio.

        Net cash used in investing activities increased by $4.5 million to $4.7 million for the three months ended March 31, 2017 compared to $0.2 million for the three months ended March 31, 2016 primarily as a result of increased capital expenditures, which comprised of building and tenant improvements.

        Net cash used in financing activities increased by $7.0 million to $7.6 million for the three months ended March 31, 2017 compared to $0.7 million for the three months ended March 31, 2016 primarily as a result of the $7.0 million increase in distributions to owners.

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

        The following presents a summary of our cash flows for the year ended December 31, 2016, the period from December 3, 2015 (when our predecessor commenced operations) to December 31, 2015 and the period from January 1, 2015 to December 2, 2015, respectively.

	Workspace Ownership
			Prior Ownership
		Period from December 3, 2015 (commencement of operations) to December 31, 2015
	Year Ended December 31, 2016		Period from January 1, 2015 to December 2, 2015
	(in thousands)
Cash flow provided by (used in):
Operating activities	$25,799	$(213)	$16,587
Investing activities	(975,547)	(238,449)	(4,083)
Financing activities	980,513	242,392	(12,582)

Net increase (decrease) in cash and cash equivalents and restricted cash	$30,765	$3,730	$(78)

        In order to present investors a full period to period comparison, in the discussion and analysis that follows, we have combined cash flows of our predecessor under Workspace ownership for the period from December 3, 2015 (when our predecessor commenced operations) to December 31, 2015 with those of our predecessor under prior ownership for the period from January 1, 2015 to December 2, 2015. However, this combined presentation does not purport to represent what our predecessor's cash flows would have been had the Workspace ownership period began on January 1, 2015.

        Net cash provided by operating activities increased by $9.4 million to $25.8 million for the year ended December 31, 2016 compared to $16.4 million for the year ended December 31, 2015 primarily as a result of the acquisition of our second portfolio in October 2016, which contributed $20.3 million of the increase, as well as majority of the changes in operating assets and liabilities. The increase was partially offset by the $13.3 million increase in contractual interest expense relating to the debt and preferred equity financing obtained in connection with the acquisition of second portfolio and the recognition of a full year of interest expense on our first portfolio Debt in 2016 compared to approximately of one-month of interest expense on our first portfolio Debt recognized in 2015.

        Net cash used in investing activities increased by $733.0 million to $975.5 million for the year ended December 31, 2016 compared to $242.5 million for the year ended December 31, 2015. In October 2016, we acquired our second portfolio while in December 2015, we acquired our first portfolio.

        Net cash provided by financing activities increased by $750.7 million to $980.5 million for the year ended December 31, 2016 compared to from $229.8 million for the year ended December 31, 2015 primarily as a result of the $715.0 million increase in net borrowings, $41.6 million increase in net contributions from owners and $0.6 million increase in the purchase of interest rate caps, partially offset by the $19.1 million increase in financing costs and equity issuance costs. During the year ended December 31, 2016 and in connection with the acquisition of our second portfolio, we obtained debt and preferred equity financing in the amount of $915.0 million and incurred $22.0 million of financing costs and $0.5 million from the purchase of the interest rate caps. During the year ended December 31, 2015 and in connection with the acquisition of our first portfolio, we obtained $200.0 million of secured borrowings and incurred $4.3 million of financing costs and $1.1 million from the purchase of the interest rate caps.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Our primary market risk results from our indebtedness, which bears interest at both fixed and variable rates. Subject to maintaining our status as a REIT for Federal income tax purposes, we may manage our market risk on variable rate debt through the use of derivative instruments such as interest cap agreements to, in effect, cap the interest rate on all or a portion of the debt for varying periods up to maturity. In the future, we may use interest rate swaps or other derivatives that fix the rate on all or a portion of our variable rate debt for varying periods up to maturity. This in turn, reduces the risks of variability of cash flows created by variable rate debt and mitigates the risk of increases in interest rates. Our objective when undertaking such arrangements will be to reduce our floating rate exposure. However, we provide no assurance that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility in our portfolio and we do not intend to enter into hedging arrangements for speculative purposes. We may utilize swap arrangements in the future.

        To mitigate the impact of fluctuations in interest rates on our floating rate debt, we generally enter into interest rate cap agreements. As of March 31, 2017, on a pro forma basis, we had interest rate cap agreements in the notional amount of $         million. Under the terms of cap agreements, we pay a fee to a counterparty in exchange for the right to receive payments from the counterparty if interest rates exceed specified levels during the term of the agreement.

        In connection with the financing of the acquisition of our second portfolio, we entered into four interest rate cap agreements that effectively capped LIBOR at 1.75%. These interest rate cap agreements with a combined notional value of $816 million will mature on October 15, 2018. In connection with the financing of the acquisition of our first portfolio, we entered into three interest rate cap agreements that effectively capped LIBOR at 1.00%. These interest rate cap agreements with a combined notional value of $200 million will mature on December 15, 2017.

        As of March 31, 2017, on a pro forma basis, our total combined indebtedness was $             million. Of this amount, $         million was fixed rate debt and $         million was variable rate debt subject to interest rate caps. If LIBOR were to increase by 100 basis points, interest expense on our variable rate debt, as of March 31, 2017, on a pro forma basis, would increase by approximately $        .

Off-Balance Sheet Arrangements

        We had no material off-balance sheet arrangements as of March 31, 2017.

Non-GAAP Financial Measures

        We use and present net operating income, or NOI, earnings before interest, taxes, depreciation and amortization, or EBITDA, an adjusted measure of EBITDA, or Adjusted EBITDA, funds from operations, or FFO, and an adjusted measure of FFO, or Core FFO, as supplemental measures of our performance. The summary below describes our use of NOI, EBITDA, Adjusted EBITDA, FFO and Core FFO, provides information regarding why we believe these measures are meaningful supplemental measures of our performance, and reconciles these measures from net income (loss), presented in accordance with GAAP.

        Due to the significant differences that will exist between our future financial information and our predecessor's historical combined financial information, we believe that presenting the non-GAAP information on a pro forma basis provides investors with more useful information regarding our performance and results of operations.

Net Operating Income

        NOI is a metric we use to measure the operating performance of our property portfolio, and consists of property-related revenue (which includes rental revenue, reimbursement income and other income) less operating expenses (which includes building expenses such as repairs and maintenance, insurance, real estate taxes, security, utilities, property-related payroll and provision for doubtful accounts), excluding non-cash amounts recorded for straight-line rents including related provision for doubtful accounts and amortization of above- and below- market leases. We use this metric internally as a performance measure and believe it provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level, excluding non-cash items. Therefore, we believe this metric is a useful measure for evaluating the operating performance of our real estate assets. Further, we believe this metric is useful to investors as a performance measure because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, and acquisition activity on an unleveraged basis, providing perspective not immediately apparent from net income (loss). In addition, NOI is considered by many in the real estate industry to be a useful starting point for determining the value of a real estate asset or group of assets. NOI excludes certain components from net income (loss) in order to provide results that are more closely related to a property's results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates and amortization of above- and below- market leases, may distort operating performance at the property level. Other real estate companies may use different methodologies for calculating NOI, and accordingly, our presentation of NOI may not be comparable to other real estate companies' presentations of this metric.

        The following table presents a reconciliation of our pro forma net income (loss) to NOI for the periods presented:

Pro Forma
	Three Months Ended March 31, 2017	Year Ended December 31, 2016
(in thousands)
Net income (loss)	$	$
Add:
Depreciation and amortization
General and administrative
Interest expense
Loss on extinguishment of debt
Transaction related costs
Less:
Straight-line rents
Amortization of above and below market leases, net

NOI	$	$

EBITDA and Adjusted EBITDA

        EBITDA and Adjusted EBITDA are metrics we use to measure our operating performance. Adjusted EBITDA represents EBITDA, as further adjusted to eliminate the impact of loss on extinguishment of debt, transaction related costs and non-cash compensation expense. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss) determined in accordance with GAAP. Other real estate companies may use different methodologies for calculating EBITDA and Adjusted EBITDA or similar metrics, and accordingly, our presentation of EBITDA and Adjusted EBITDA may not be comparable to other real estate companies. EBITDA and Adjusted EBITDA may be useful because they help investors and lenders meaningfully evaluate and compare our operating performance from period to period by removing from our operating results the impact of our capital structure (primarily interest charges from our consolidated outstanding debt and, in the case of Adjusted EBITDA, the impact of our interest rate caps), certain non-cash expenses (primarily depreciation and amortization on our assets) that may vary from period to period based on our acquisition activities. These supplemental measures may help investors and lenders understand our ability to incur and service debt and to make capital expenditures. Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, and neither EBITDA nor Adjusted EBITDA is necessarily indicative of cash available to fund cash needs. In future periods, we also may exclude other items from Adjusted EBITDA that we believe may help investors compare our results. Please refer to our financial statements, prepared in accordance with GAAP, for purposes of evaluating our financial condition, results of operations, and cash flows.

        The following table presents a reconciliation of pro forma net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

Pro Forma
	Three Months Ended March 31, 2017	Year Ended December 31, 2016
(in thousands)
Net income (loss)	$	$
Add:
Depreciation and amortization
Interest expense

EBITDA
Add:
Loss on extinguishment of debt
Transaction related costs
Non-cash compensation expense

Adjusted EBITDA	$	$

Funds From Operations

        FFO is a supplemental measure of our performance. We present FFO calculated in accordance with the current definition of FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. In addition, we present Core FFO, which adjusts FFO for certain other adjustments that we believe enhance the comparability of our FFO across periods and to the FFO reported by other publicly traded office and flex space REITs. FFO is a supplemental performance measure that is commonly used in the real estate industry to assist investors and analysts in comparing results of real estate companies.

        NAREIT defines FFO as net income or loss calculated in accordance with GAAP, excluding extraordinary items, as defined by GAAP, gains and losses from sales of depreciable real estate and impairment write-downs associated with depreciable real estate, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustment for unconsolidated partnerships and joint ventures.

        Because values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions (in contrast to the systematic decline reflected in depreciation charges required under GAAP), many investors consider FFO to be a useful alternative view of our operating performance, particularly with respect to our rental properties. We adjust FFO to present Core FFO as an alternative measure of our operating performance, which, when applicable, excludes the impact of gain (loss) on extinguishment of debt and unrealized gain (loss) on interest rate caps in order to reflect the core FFO of our real estate portfolio and operations. In future periods, we also may exclude other items from Core FFO that we believe may help investors compare our results.

        FFO and Core FFO are presented as supplemental financial measures and do not fully represent our operating performance. Other REITs may use different methodologies for calculating FFO and Core FFO or use other definitions of FFO and Core FFO and, accordingly, our presentation of these measures may not be comparable to other real estate companies. Neither FFO nor Core FFO should be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, and neither FFO nor Core FFO is necessarily indicative of cash available to fund cash needs. Please refer to our financial statements, prepared in accordance with GAAP, for purposes of evaluating our financial condition, results of operations, and cash flows.

        The following table presents a reconciliation of our pro forma net income (loss) to FFO and Core FFO for the periods presented:

Pro Forma
	Three Months Ended March 31, 2017	Year Ended December 31, 2016
(in thousands)
Net income (loss)	$	$
Add:
Real estate depreciation and amortization

FFO to available common shareholders and unitholders
Add:
Loss on extinguishment of debt
Unrealized loss on derivative instruments
Transaction related costs

Core FFO to available common shareholders and unitholders	$	$

Inflation

        Substantially all of our office leases provide for separate real estate tax as well as operating expense recoveries based on increases in the Consumer Price Index or other measures. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases in expenses will be at least partially offset by the contractual rent increases described above.

Recently Issued Accounting Standards

        In May 2014, the FASB issued an update, or ASU 2014-09, establishing ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. In August 2015, the FASB issued an update, or ASU 2015-14, to ASC 606, Deferral of the Effective Date, which deferred the adoption of ASU 2014-09 to interim and annual reporting periods in fiscal years that begin after December 15, 2017. In March 2016, the FASB issued an update, or ASU 2016-08, to ASC 606, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard pursuant to ASU 2014-09. In April 2016, the FASB issued an update, or ASU 2016-10, to ASC 606, Identifying Performance Obligations and Licensing, which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued an update, or ASU 2016-12, to ASC 606, Narrow-Scope Improvements and Practical Expedients, which amends certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. In December 2016, the FASB issued an update, or ASU No. 2016-20, to ASC 606, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which provides technical corrections and improvements to clarify Topic 606 or to correct unintended application of Topic 606. In February 2017, the FASB issued an update, or ASU No. 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets and simplifies GAAP for derecognition of a business or nonprofit activity by eliminating several accounting differences between transactions involving assets and transactions involving businesses. The new guidance can be applied either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. We expect that executory costs and certain non-lease components of revenue from leases (upon the adoption of ASU 2016-02), tenant service revenue and gains on sales of real estate may be impacted by the adoption of ASU 2014-09, although we expect that the impact will be to the pattern of revenue recognition and not the total revenue recognized over time. We are currently evaluating the impact of the adoption of these ASUs on our combined consolidated financial statements and has not concluded on the method of adoption.

        In August 2014, the FASB issued an update, or ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires an entity's management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. According to the new guidance, substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. The term "probable" is used consistently with its current use in GAAP for loss contingencies. Disclosures are required if conditions give rise to substantial doubt about the entity's ability to continue as a going concern, including whether management's plans that are intended to mitigate those conditions will alleviate the substantial doubt when implemented. The guidance is effective for interim and annual periods ending after December 15, 2016. The adoption of this update in 2016 had no impact on our predecessor's combined consolidated financial statements.

        In February 2015, the FASB issued an update, or ASU 2015-02, Amendments to the Consolidation Analysis, to ASC Topic 810, Consolidation. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments: (i) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or VOEs, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, and (iv) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The adoption of this update on January 1, 2016 did not have a material impact on our predecessor's combined consolidated financial statements.

        In April 2015, the FASB issued an update, or ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, to ASC Topic 835, Interest. ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability to which they relate, consistent with debt discounts, as opposed to being presented as assets. ASU 2015-03 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2015. Our predecessor adopted the guidance, on a retrospective basis. Accordingly, deferred finance costs, net of accumulated amortization, are presented as a direct reduction within the mortgages payable on our predecessor's combined consolidated balance sheets. ASU 2015-03 does not address how debt issuance costs related to line-of-credit arrangements should be presented on the balance sheet or amortized. Given this absence of authoritative guidance within ASU 2015-03, the FASB issued an update, or ASU 2015-15, Interest—Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting, which clarifies that the SEC Staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Deferred financing costs related to the revolving credit facility are presented as part of deferred costs.

        In February 2016, the FASB issued an update, or ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. ASU 2016-02 requires lessees (applicable to our predecessor's ground lease obligations) to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The new guidance requires modified retrospective transition, which requires application of the new guidance at the beginning of the earliest comparative period presented in the year of adoption. The standard is effective on January 1, 2019, with early adoption permitted. We are currently in the process of evaluating the impact the adoption of ASU 2016-02 will have on our predecessor's combined consolidated financial statements. We anticipate adopting this guidance on January 1, 2019 and will apply the modified retrospective approach.

        In August 2016, the FASB issued an update, or ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends ASC 230, Statement of Cash Flows, to provide guidance on the classification of certain cash receipts and payments in the statement of cash flows. For a public company, the standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Our predecessor adopted the guidance, on a retrospective basis, effective January 1, 2016, which did not have any impact on our predecessor's combined consolidated financial statements.

        In October 2016, the FASB issued an update, or ASU 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, which alters how a decision maker needs to consider indirect interest in a VIE held through an entity under common control. ASU 2016-17 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2016. Early adoption is permitted in any interim or annual period. Our predecessor adopted this guidance on January 1, 2016. The adoption did not have a material impact on our predecessor's combined consolidated financial statements. See "Principles of Consolidation and Combined Financial Statements" above.

        In November 2016, the FASB issued an update, or ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 provides guidance on the classification and presentation of restricted cash in the statement of cash flows. Under the new guidance, restricted cash will be included in the cash and cash equivalent balances in the statement of cash flows. This guidance is effective for fiscal years beginning after December 31, 2017, including interim periods within those fiscal years. The new guidance should be applied using a retrospective transition method to each period presented. Early adoption is permitted. Our predecessor adopted the guidance, on a retrospective basis. Accordingly, we have combined the restricted cash with the cash and cash equivalents when reconciling the beginning and end of period balances on the combined consolidated statements of cash flows.

        In January 2017, the FASB issued an update, or ASU 2017-01, Clarifying the Definition of a Business to ASC Topic 805, Business Combinations. ASU 2017-01 clarifies the definition of a business when evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is effective prospectively for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for transactions that occurred before the issuance date or effective date of the standard if the transactions were not reported in financial statements that have been issued or made available for issuance. The adoption of this ASU 2017-01 will result in less real estate acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that are not businesses will be capitalized rather than expensed. Our predecessor early adopted this new guidance in accounting for the acquisitions of our first portfolio and our second portfolio.

INDUSTRY AND MARKET DATA

        Unless otherwise indicated, all information in this Industry and Market Data section is derived from the market study prepared for us by JLL.

Market Opportunity

Suburban Office Market Is Well Positioned Within Current Cycle Compared to CBD Office Market

        Consistent economic growth, robust job creation and reduced levels of new supply relative to prior cycles have fueled strong leasing demand and improved market fundamentals for U.S. suburban office properties since the financial crisis. According to JLL data, vacancy rate spreads between suburban and CBD office properties more than halved since 2008 and are now back to pre-financial crisis levels. Suburban office rent growth has outpaced CBD office in three of the last four years, with compounded annual growth rate of 4.2% versus 3.7% for CBD office.

        Construction costs per square foot across many U.S. suburban markets are at a significant premium relative to market pricing for existing assets. Tight lending markets for suburban development, which require high levels of preleasing, and elevated construction costs will limit increased near-term groundbreakings and ensure lasting stability in supply-demand leasing dynamics.

        JLL projects that over the next three years, transformational changes in the labor force and associated commercial tenant demand will drive continued positive net absorption, rent growth and below-average levels of speculative construction for the U.S. suburban office and flex markets.

Long-term Suburban Office Outlook Supported by Re-suburbanization Trend Driven by Millennials

        Millennials are entering prime household formation years, driving a re-suburbanization trend in select high quality submarkets. Delayed family formation among Millennials has been a major enabler of urbanization trends over the past decade. However, the average Millennial age passed 27 in 2017, and as this demographic continues to age and form families, work/life location decisions are likely to accelerate the growth of the suburbs, which, in many cases, offer greater housing affordability, improved public services and higher quality of life relative to inner cities. According to U.S. Census Bureau data, the percentage-based rate of population growth in urban centers of large metropolitan areas slowed for the fifth consecutive year in 2016, while lower density suburbs expanded by 1.3%, the fastest rate since 2008.

Suburban Office Properties Are Mispriced Relative to CBD Office Properties

        Despite strengthening fundamentals for suburban office relative to CBD office, investors continue to focus on lower yielding urban office locations. Capitalization rate spreads between suburban and CBD office have remained elevated since 2010, and are now 40 basis points higher than the 15-year average spread of 99 basis points according to Real Capital Analytics Data.

        We believe this indicates a mispricing in the suburban office market which presents an opportunity for a well-capitalized company with operating and asset management expertise, such as Workspace, to fill the void in this space and capitalize on highly attractive risk-adjusted yields. As one of the only public REITs focused on this compelling opportunity, we will leverage our extensive acquisition and operating expertise to selectively invest in the large, fragmented and improving suburban office market.

Workspace's Markets

        Workspace's portfolio is well-located in a diversified subset of suburban office submarkets, varied across economic drivers and growth profiles. We believe our high-quality suburban submarkets with strengthening fundamentals will drive consistent and positive growth, supported by low exposure to supply-side risks.

        Our submarkets are located within five markets which have experienced strong population and employment growth during the economic recovery period, and we expect them to sustain their momentum and experience steady and consistent growth over the next several years. Attractive rent discounts, higher availability and prime location make our suburban submarkets attractive for cost-conscious tenants and companies seeking to expand to lower-cost, high-quality locations.

        From 2010 to March 2017, our nine suburban submarkets have registered over 26 million square feet of absorption driving a reduction in vacancy rates of 640 basis points, which outpaced the U.S. suburban office reduction of 420 basis points and the national reduction of 380 basis points. As new supply in our submarkets remains below national averages and large blocks of quality space continue to be scarce, we expect that rent growth will continue in the coming years.

Philadelphia

        Workspace currently owns 70 properties in the Philadelphia market (44 office and 26 flex), representing 41.6% of Workspace's total annualized rent as of March 31, 2017. 40 of its properties are located in the Horsham/Willow Grove submarket, 27 in Malvern/Exton submarket and three in the King of Prussia/Wayne submarket.

Philadelphia Overall Economy

        Philadelphia, the fifth most populous city in the country, is seeing a rapid rise in growth as the city undergoes record development in both the commercial and residential spaces. Over the past year, unemployment has decreased to 4.6%, as 55,200 jobs were added to the metro area. Philadelphia is home to dozens of colleges and universities, and their affiliated medical institutions, which have grown deep roots within the city, attract a steady stream of entrepreneurial-minded technology and service-oriented businesses. Proximity to these institutions has resulted in the entrenchment of some of the largest pharmaceutical and healthcare companies in the surrounding metro area. From a regional perspective, the suburban office and flex market has followed a similar pattern, and as a geographically diversified area, Philadelphia tends to follow national economic cycles closely. This has resulted in strong job growth of 10.3% since 2010, with a positive outlook for 2017 and into 2018. As vacancy has fallen from a recession high of 15.7% to 12.7%, the lack of large blocks in core urban and suburban locations remains an issue for tenants within the market, compounded by a lack of meaningful speculative construction. In turn, rents are up 10.6% since the post-recession low in 2011.

Horsham/Willow Grove Submarket

        The Horsham/Willow Grove submarket is a 5.5 million square foot region of the greater Philadelphia metro area and is conveniently located with direct access to the Pennsylvania Turnpike and major State Highways 611, 309, and 63. In addition to its proximity and access to Center City, Philadelphia, the Horsham/Willow Grove submarket has long attracted large user groups due to its low cost of living compared to metropolitan cities, pro-business tax policies and educated workforce. As the leading landlord in the submarket, Workspace provides users of flex and tech-flex space up to 600,000 square feet and up to 1.8 million square feet of premium low-rise office space. Rental rates within the submarket have increased by approximately 11% since the 2010 low as a result of several factors, including a booming Philadelphia metro economy and barriers to entry throughout the Philadelphia region. The closure of Philidor, a specialty pharmaceutical company that occupied 200,000 square feet (3.5% of inventory) in the Horsham/Willow Grove submarket contributed to the vacancy rate increase.

The expected return to historical average occupancy levels is likely to contribute to future absorption gains. As a result of the aforementioned factors, Workspace is positioned to take advantage of these long term trends and capture the value of rising occupancy coupled with increasing rental rates in this submarket.

Malvern/Exton (Great Valley) Submarket

        The Great Valley submarket is situated along a 2.5 mile strip off Route 29 between the Pennsylvania Turnpike to the North and Route 202 and Business Route 30 to the South. The submarket, as a whole, consists of approximately 10.5 million square feet of commercial space, of which two-thirds is office and one-third is flex and light industrial. Over the last five years, the suburban office sector vacancy rates have dropped from 24% to 9%. Over the same time span, approximately $250 million of public infrastructure has been completed and this trend of large investment of public dollars spent has led to $2.5 billion in private investments, in three major areas: commercial space, residential and retail. On the residential side, there are six different projects under construction or planned, which will add nearly 3,000 additional units, most of which have a mixed use component to them. This significant addition of units will help densify the population around this large employment center and rebalance the number of residents to employees working in the area, and drive the expansion of retail investments. Through these developments, the Great Valley submarket has continued to evolve and meet the business community's changing needs. With the influx of additional businesses, families, and amenities, Workspace is set to benefit from continued net absorption and an increase in rents for its properties in this region.

South Florida

        Workspace currently owns 11 office properties in the South Florida market, representing 17% of its total annualized rent as of March 31, 2017. Eight of its properties are located in the Southwest Broward County submarket, which is part of the Fort Lauderdale market, and three of its properties are located in the North Boca Raton submarket, which is part of the West Palm Beach market.

South Florida Overall Economy

        The South Florida economy remains strong with robust employment and ongoing tenant interest and activity throughout the region. Within South Florida, Workspace owns properties in the Fort Lauderdale market and West Palm Beach market.

        Fort Lauderdale has emerged as one of the most highly active secondary markets nationally, with robust job growth holding steady around 3.0% since early 2014 and unemployment rates below the national average. There have also been significant gains coming from a variety of industries and sectors led by professional and business services, whose rates are up 6.9% over the past 12 months. This growth is supported by business-friendly legislature that promotes corporate expansion. In particular, American Express, the second largest employer in Fort Lauderdale, is constructing new headquarters in the area and is being granted $10 million in tax incentives in exchange for capital investment and job creation.

        West Palm Beach is seeing increased momentum both economically and in its commercial real estate market. The 15,600 jobs added over the past 12 months represents growth of 2.6%, 100 basis points above the U.S. average and higher than many secondary and tertiary metro areas. Although leisure and hospitality remains the anchor industry in the region, over the past 12 months one-third of overall growth came from the office-using sectors and construction. Fundamentals in the office sector have continued to tighten from increased demand and limited new construction in the area. In addition, the region has seen an influx of asset management firms moving from the Northeast, which has and is expected to continue to boost rental rates and occupancy levels.

Southwest Broward County Submarket

        Workspace's exposure in the Fort Lauderdale market places it entirely within Southwest Broward County submarket. Southwest Broward County is one of the best performing submarkets, with a vacancy rate of 10.6% and an 8.9% rent premium compared to the regional suburban average. Southwest Broward County's accessibility, centralized residential, retail and office infrastructure and tax incentives has made the submarket very attractive to key office-using sectors, such as professional services and finance, and their employees. The Southwest Broward County submarket will continue to benefit from a combination of strong macroeconomic headwinds, namely job growth well in excess of the national average as well as limited new supply.

North Boca Raton Submarket

        The North Boca Raton submarket is one of the most attractive regions in the broader Southern Florida area supported by increasing job growth and declining vacancy. The North Boca Raton submarket has shifted from a smaller tenant market where the owner lived locally, to a market that is desired across several sectors including technology and finance. Very little office development has occurred over the last couple of years which has helped with absorption. With the large surge in residential and retail development over the past 18 months mostly focused in the North and East region of the submarket, strengthening economic conditions are expected to continue.

Tampa

        Workspace owns 34 properties in Tampa, (14 office and 20 flex), representing 16% of its total annualized rent as of March 31, 2017. 21 of its properties are located in the Northwest Tampa submarket and 13 of its properties are located in the I-75/I-4 Corridor submarket.

Tampa Overall Economy

        Tampa continues to grow significantly faster than the United States as a whole, with no sales tax, job creation at 2.6% over the past 12 months and population growth of 8.9% since 2010. Low unemployment at 3.8% will place upward pressure on wages, although wages remain lower than in major markets. Since 2010, net absorption has totaled nearly 4.0 million square feet, or 11.5% of inventory, 1.7x faster than the United States overall, and rents have risen by 12.2% as vacancy has sharply declined from 22.8% to 12.2%. Despite this, construction has been sparse and nearly absent in comparison to the boom-bust of earlier cycles, putting greater pressure on both availabilities and costs. This rebalancing, which includes improving the efficiency of workspaces and clustering in specific locations, has fundamentally changed the Tampa market. Tampa's growth is expected to consistently outperform the United States as well as other regional markets. As construction remains low and demand is stable, both suburban and urban owners will benefit from competitively priced space in amenitized locations.

Northwest Tampa Submarket

        While the Northwest Tampa submarket is the smallest of the four main submarkets in the Tampa market, it has strong fundamentals and has experienced significant growth, with the second highest absorption in the market over the past 12 months. This positive absorption, coupled with subdued construction, has brought down the overall vacancy rate. The Northwest Tampa submarket is expected to benefit from the favorable demographic trends in the Tampa market and participate in the projected growth over the next several years.

I-75/I-4 Corridor Submarket

        After the first quarter of 2017, the I-75/I-4 Corridor led all submarkets within the Tampa market in net absorption. In addition, rental rates are above their five-year average, and the attractive market environment is expected to support this continued growth. This transit-centric submarket is conveniently located and has high-quality assets that appeal to both companies and their employees.

Minneapolis

        Workspace currently owns 19 properties in Minneapolis (11 office and eight flex), representing 14.3% of its total annualized rent as of March 31, 2017. All of its properties are located in the Southwest Minneapolis submarket.

Minneapolis Overall Economy

        Driven by professional services, education, health and finance, Minneapolis continues to be a healthy and active market with a diverse and growing set of industry drivers, powered by a highly educated and talented workforce and one of the lowest unemployment rates in the country at 3.3%. A strong anchor of 336,300 jobs in education and health is complemented by a large number of Fortune 500 headquarters, which helps to insulate the metro area from the worst of economic downturns and attract and retain talent.

        Fundamentals have remained strong over the course of the current cycle, with moderate levels of growth. Rents have appreciated by 3.4% and vacancy has dropped by 230 basis points since 2010. While activity has been strongest within the Minneapolis CBD, there is little room for continued growth in those areas as rents continue to rise, and as a result, suburban submarkets now have the most potential for future rent and capital value appreciation. Overall, the Minneapolis-St. Paul region offers strong five-year fundamentals outlooks and higher yields compared to costal markets.

Southwest Minneapolis Submarket

        The Southwest Minneapolis submarket, also referred to as the 494 Corridor, has been a highlight in overall market numbers, showing 770,000 square feet of positive absorption since 2010, or 35% of overall absorption in the Minneapolis area. The vacancy rate dropped from 22.9% in 2010 to 16.6% in 2017. An amenity-rich suburban submarket, the area is expected to fare well throughout 2017, as large corporate occupiers are looking for over one million square feet of new space.

        The Southwest Minneapolis submarket contains about 15 million square feet of office buildings that represent about 22% of the Minneapolis-St. Paul region's overall office market. This submarket consistently outperforms the rest of the submarkets due to its strong fundamentals. It is located between two of the most popular executive housing areas in the Minneapolis-St. Paul region, Lake Minnetonka and Edina, and is just a 15 minute car ride from downtown Minneapolis and the St. Paul International Airport. The area remains one of the fastest growing areas in the Minneapolis-St. Paul region, with an array of new restaurants and shopping opportunities and attractively low area taxes. The city of Eden Prairie, located in the Southwest Minneapolis submarket, is one of the most economically diverse areas in the country serving as headquarters to large firms in agriculture, food, banking, technology, retailing, healthcare, medical device and transportation, including, among others,

Cargill, 3M, U.S. Bancorp, C.H.Robinson, United Healthcare, Best Buy, SuperValu, Schwan's, and Starkey Hearing Technologies.

Phoenix

        Workspace currently owns 14 properties in Phoenix (13 office and one flex), representing 11.1% of its total annualized rent as of March 31, 2017. All of its properties are located in the Southeast Market Area submarket.

Phoenix Overall Economy

        Phoenix has rapidly rebounded over the past two years and emerged as a key diversified market for economic and real-estate market growth. Job creation has consistently achieved at or near 2.5% annual rates of growth, with the metro area surpassing its pre-recession high in 2015. Gains have been highly diverse: of the 48,800 jobs added over the past 12 months, 28.3% were office-using, while leisure and hospitality, construction and education and health grew by 6.7, 5.3 and 2.7%, respectively. Unemployment has also made very positive strides, more than halving its high of 10.4% in 2010 to current levels of 3.9%.

        Phoenix was one of the markets that was most impacted by the recession, posting aggregate occupancy losses of more than 1.8 million square feet and vacancy rising to 27.2%. Since then Phoenix has recorded 12.3 million square feet of net absorption, in turn pushing vacancy down to 19.9%. Phoenix's turnaround is notable as it took place in one of the most heavily suburban office markets nationally and thrived despite a high degree of rightsizing.

        Forward-looking indicators also appear promising for Phoenix as forecasters expect continued population and job growth. Phoenix's value proposition of a highly skilled work force, affordable cost of living and lower cost of doing business all bode well for the area moving forward. As such, Phoenix is expected to have population growth just under 2% and employment growth of 3% or greater in the coming years, according to the University of Arizona Economic and Business Research Center.

Additionally, tenant demand remains strong with 84 tenants in the market looking for 25,000 square feet or greater, for a total of 6.6 million square feet.

Southeast Market Area Submarket

        Since 2010, the Southeast Market Area submarket has seen 44% of Phoenix's overall net absorption, with 5.3 million square feet. Notably, in the first quarter of 2017, the area has already seen close to 1 million square feet of positive net absorption. Of the 84 tenants looking in the market that Workspace is tracking, over 40% are looking for space in this submarket.

        The Southeast Market Area submarket is well-positioned for success moving forward as Phoenix and the airport area in particular, which is adjacent to Workspace properties, will continue to be a sought after business location. Companies, both traditional corporate and technology firms, based in high-cost states such as California continue to expand in Phoenix for back office operations, to capitalize on the significantly lower cost and favorable tax rates. These companies are drawn to the airport area as the central location provides proximity to Arizona State University and its skilled graduates each year, access to approximately 60% of the area's labor force within a 30-minute commute, and quick access to the Sky Harbor International Airport for executives traveling between headquarters in California and operations centers in Phoenix.

BUSINESS AND PROPERTIES

Workspace Property Trust

        Workspace Property Trust is a fully integrated real estate investment company primarily focused on acquiring, owning and operating high-quality office and flex real estate in prime locations within transit centric, amenity rich U.S. suburban office submarkets. The founding members of our management team, Thomas A. Rizk and Roger W. Thomas, have a proven track record, having led a public suburban office REIT that achieved market-leading total shareholder returns during their joint tenure. We believe the U.S. suburban office market is under-represented in the public REIT space despite offering compelling risk-adjusted returns that are supported by recovering demand, limited new supply and an increasing demographic shift back to the suburbs. We intend to capitalize on this market opportunity by sourcing and executing accretive acquisitions and enhancing the value of our portfolio through proactive asset management. As a first step in executing on our strategy, we have assembled a strong portfolio of 148 properties, totaling 9.9 million rentable square feet, and we have identified an acquisition pipeline of high-quality, well-located and attractively-priced suburban office and flex properties in excess of $             billion.

        Thomas A. Rizk, our Chairman and Chief Executive Officer, and Roger W. Thomas, our President and Chief Operating Officer, have over 60 years of combined experience acquiring, owning and operating commercial real estate across markets and cycles, with extensive experience in suburban office and flex real estate. In August 1994, Messrs. Rizk and Thomas orchestrated the highly successful initial public offering of Cali Realty Corporation ("Cali"), a REIT focused on suburban office opportunities. Under their leadership, Cali completed more than $3 billion in acquisitions totaling approximately 23 million square feet, including the acquisition of the suburban office portfolio of The Mack Company in December 1997, and generated total shareholder return of approximately 148% versus 55% for the FTSE NAREIT All REITs Index for the period between its initial public offering and Mr. Rizk's departure in April 1999. After the completion of this offering and the formation transactions, our senior management team is expected to own approximately        % of our company on a fully diluted basis (based on the midpoint of the price range set forth on the front cover of this prospectus), providing a strong alignment of their interests with those of our shareholders.

        We believe our focus on acquiring, owning and operating high-quality office and flex real estate in prime suburban submarkets will generate attractive risk-adjusted returns to our shareholders. We further believe:

  •
  the large and fragmented U.S. suburban office and flex market presents an attractive opportunity to be an active consolidator of suburban office and flex properties within well-positioned suburban submarkets;

  •
  suburban office fundamentals are well-positioned for continued recovery and long-term growth, supported by increasing re-suburbanization trends, robust leasing activity and subdued new construction;

  •
  the current pricing and liquidity dislocations between suburban and CBD office markets, particularly with respect to large, multi-asset portfolios, create attractive acquisition opportunities for high-quality suburban office and flex assets in prime locations with multiple demand generators and limited supply growth;

  •
  as one of the few publicly traded REITs with a core suburban office and flex strategy, our scale, expertise and focus will competitively position us to capitalize on the strong growth potential embedded in suburban office and flex assets relative to other asset classes;

  •
  our senior management team's acquisition experience and deep, long-standing network of relationships with real estate owners and developers, national and regional lenders, brokers,

    tenants and other market participants will enable us to source and execute attractive off-market acquisitions;

  •
  our market and asset selection process will enable us to pursue acquisition opportunities without geographic constraints in select markets throughout the United States where we believe we can achieve compelling scale and effectively recycle capital;

  •
  our integrated, scalable management platform provides us with significant cost benefits and control over operating expenses and leasing processes, enabling us to drive internal growth; and

  •
  our process of enhancing suburban office properties by creating vibrant and stimulating work environments that appeal to the Millennial workforce and employers will allow us to offer differentiated office and flex products that we believe will drive demand for our properties.

        In 2015, Messrs. Rizk and Thomas jointly founded our predecessor and have since built a senior management team with approximately 50 additional years of commercial real estate experience and an organization of approximately 65 other real estate professionals with extensive operating experience, deep local knowledge and strong relationships in the suburban office industry. Our differentiated investment and operating strategy has enabled us to achieve strong operating results, and we believe we are well positioned to generate significant opportunities for future growth. Since our founding in 2015, we:

  •
  completed two off-market portfolio acquisitions totaling 9.9 million rentable square feet, comprised of 40 office and flex properties and one land parcel (our "first portfolio") that we acquired on December 3, 2015, and 108 office and flex properties and two land parcels (our "second portfolio") that we acquired on October 3, 2016;

  •
  executed 95 leases totaling 1,289,337 square feet, comprised of 27 new leases totaling 219,019 square feet and 68 renewal leases totaling 1,070,318 square feet through March 31, 2017; and

  •
  increased our portfolio's percent leased since the closing of our second portfolio by 130 basis points from 87.0% to 88.3% as of March 31, 2017 (or by 340 basis points to 90.4% as of June 30, 2017, inclusive of signed but not commenced leases).

        We also have identified a pipeline of potential off-market acquisitions consistent with our investment strategy with an estimated aggregate purchase price in excess of $             billion and totaling more than             million rentable square feet.

Our Portfolio

        The following table provides information about our portfolio as of March 31, 2017:

Market	Number of Properties	Rentable Square Feet(1)	Percent Leased(2)	Annualized Rent(3)	Annualized Rent Per Square Foot(4)
Philadelphia
Office	44	3,044,298	80.0%	$57,857,146	$23.75
Flex	26	1,381,915	94.9%	18,304,625	$13.95
South Florida
Office	11	1,136,698	96.7%	31,055,601	$28.26
Tampa
Office	14	684,363	86.9%	13,022,254	$21.89
Flex	20	1,115,205	94.5%	16,226,061	$15.40
Minneapolis
Office	11	921,204	83.8%	18,441,848	$23.89
Flex	8	567,628	87.2%	7,686,985	$15.53
Phoenix
Office	13	977,383	92.8%	18,746,199	$20.67
Flex	1	101,269	100.0%	1,513,972	$14.95

Portfolio Total / Weighted Average	148	9,929,963	88.3%	$182,854,691	$20.85

(1)
Based on management's estimates. Total rentable square feet consists of 8,737,573 leased square feet, 55,500 square feet with respect to signed but not commenced leases, 1,103,957 square feet available for lease and 32,933 square feet for building management use.

(2)
Based on leases commenced as of March 31, 2017 and calculated as total rentable square feet under commenced leases divided by total rentable square feet. As of June 30, 2017, we had entered into 33 new leases and 60 renewal leases that had not commenced as of March 31, 2017. The table below sets forth adjusted percent leased data reflecting these signed but not commenced leases.

Market	Leased Square Feet Under Signed But Not Commenced Leases(a)	Adjusted Percent Leased(b)	Annualized Rent Under Signed But Not Commenced Leases(c)	Total Adjusted Annualized Rent(d)	Total Adjusted Annualized Rent per Square Foot(e)
Philadelphia
Office	729,521	83.5%	$15,904,290	$61,635,656	$24.25
Flex	277,771	95.2%	3,855,037	18,844,171	$14.32
South Florida
Office	103,441	98.3%	2,809,062	31,455,900	$28.14
Phoenix
Office	29,181	92.8%	541,304	18,746,200	$20.67
Flex	—	100.0%	—	1,513,972	$14.95
Minneapolis
Office	49,039	86.5%	1,038,732	19,113,837	$23.99
Flex	41,030	88.4%	703,115	7,777,134	$15.50
Tampa
Office	191,036	93.1%	4,166,909	13,927,823	$21.85
Flex	102,809	94.7%	1,531,824	15,626,826	$14.79

Portfolio Total / Weighted Average	1,523,828	90.4%	$30,550,273	$188,641,519	$21.02

(a)
Leased square feet under signed but not commenced leases include an aggregate of (i) 236,724 square feet of new leases and 770,568 square feet of renewals in Philadelphia, (ii) 24,068 square feet of new leases and 79,373 square feet of renewals in South Florida, (iii) 29,181 square feet of renewals in Phoenix, (iv) 49,580 square feet of new leases and 40,489 square feet of renewals in Minneapolis and (v) 107,295 square feet of new leases and 186,550 square feet of renewals in Tampa.

(b)
Adjusted percent leased is calculated as (i) square footage under commenced leases as of March 31, 2017 plus additional square footage leased pursuant to signed but not commenced leases (net of renewal space) as of June 30, 2017 minus square footage under expired or terminated leases between April 1, 2017 and June 30, 2017, divided by (ii) total rentable square feet.

(c)
Represents annualized monthly contractual rent under leases that had not commenced as of March 31, 2017. This amount reflects total cash rent before abatements. Abatements committed to signed but not commenced leases for the 12 months ending March 31, 2018 were $1,947,146. This figure includes $1,274,824 of rent abatements for new leases and $672,323 for renewal leases. Annualized rent is converted from triple net or modified gross to gross basis by adding estimated expense reimbursements to base rent. Amounts include approximately $3.1 million of estimated reimbursement revenue attributable to tenants between April 1, 2017 and June 30, 2017. Amounts exclude additional income for areas such as parking space, storage space, roof space and antenna usage.

(d)
Total adjusted annualized rent is calculated by adding annualized rent as of March 31, 2017 and annualized rent under signed but not commenced leases (net of renewals) and subtracting annualized rent for space under leases that were expired or terminated between April 1, 2017 and June 30, 2017. Total adjusted annualized rent does not include annualized rent for space under commenced leases as of March 31, 2017 that were being renewed pursuant to a signed but not commenced lease.

(e)
Total adjusted annualized rent per square foot is calculated as (i) total adjusted annualized rent, divided by (i) square footage under commenced leases as of March 31, 2017 plus additional square footage leased pursuant to signed but not commenced leases (net of renewal space) as of June 30, 2017 minus square footage under expired or terminated leases between March 31, 2017 and June 30, 2017).
(3)
Represents annualized monthly contractual rent under leases commenced as of March 31, 2017. This amount reflects total cash rent before abatements. Abatements committed to for leases that commenced as of March 31, 2017 for the 12 months ending March 31, 2018 were $0.8 million. Based on annualized rent as of March 31, 2017, approximately 89.9%, 7.4% and 2.7% of our annualized rent was generated from triple-net, triple-net leases with a cap and modified gross leases, respectively. Annualized rent is converted from triple net or modified gross to gross basis by adding expense reimbursements to base rent. Amounts also include $62.6 million of reimbursement revenue attributable to tenants as of March 31, 2017. Amounts exclude $0.2 million of additional income for areas such as parking space, storage space, roof space and antenna usage.

(4)
Represents annualized rent divided by occupied square feet.

        The following charts provide the annualized rent of our portfolio by market and asset type as of March 31, 2017:

Competitive Strengths

        We believe that we distinguish ourselves from other owners and operators of office and flex properties through several competitive strengths, including the following:

  •
  Experienced and Aligned Management Team.  Our senior management team has extensive experience acquiring, owning and operating suburban office and flex real estate across markets and cycles, including our founders' experience at a publicly traded suburban office REIT that achieved market-leading total shareholder returns of approximately 148% during their joint tenure. We believe that our senior management team's proven experience, as well as deep and long-standing relationships within the suburban office and flex space, will competitively position us, provide us with access to off-market acquisition opportunities and facilitate our ability to execute our growth plan. Additionally, after the completion of this offering and the formation transactions, our senior management team is expected to own approximately        % of our company on a fully diluted basis (based on the midpoint of the price range set forth on the front cover of this prospectus), providing a strong alignment of their interests with those of our shareholders.

  •
  Differentiated Core Suburban Office and Flex Strategy.  As one of the few publicly traded REITs with a core suburban office and flex strategy, our expertise, scale and focus will competitively position us to capitalize on the strong growth potential embedded in suburban markets relative to CBD office and other asset classes. According to JLL, suburban office represents two-thirds of the U.S. office market and caters to two-thirds of the U.S. workforce. However, we believe suburban office assets are under-represented in the public REIT space and that most publicly traded REITs consider suburban office assets to be non-core to their portfolios despite suburban office markets substantially outperforming CBD office markets during the past six years in net absorption. JLL projects continued positive net absorption and rent growth for the U.S. suburban office and flex market over the next three years, driven by transformational changes in the labor force and associated commercial tenant demand and below-average levels of speculative construction. Our process of enhancing properties to appeal to the Millennial workforce and employers will allow us to offer differentiated products that we believe will drive demand for our properties.

  •
  Proven Ability to Originate and Execute Acquisition Opportunities.  Our senior management team has an extensive network of longstanding relationships with owners, operators, brokers, lenders and other participants in suburban office and flex markets, which it has leveraged to access a wide variety of acquisition opportunities. We believe our extensive industry network, coupled with our history of successful acquisitions, improves our ability to source and execute attractive transactions. Since our formation in 2015, we have acquired 148 properties totaling 9.9 million rentable square feet through these channels.

  •
  Integrated, Scalable Platform.  We operate a platform that is both vertically integrated across functions, including investment, finance, property management and leasing, and horizontally integrated across office and flex real estate assets. Our integrated structure enables us to identify value creation opportunities and realize significant operating efficiencies. Our organization is comprised of more than 70 employees, including local managers and leasing professionals who maintain direct close relationships and dialogue with our tenants and broker communities. We believe proactive, in-house property management and leasing allows us to exercise greater control of operating and capital expenditures while improving re-leasing spreads and occupancy.

  •
  Growth-Oriented Capital Structure.  Our conservative capital structure provides us with significant financial flexibility and capacity to fund future growth. Upon the completion of this offering and the formation transactions, our pro forma net debt to Adjusted EBITDA will be approximately          × for the year ended December 31, 2016. We expect to have substantial

    liquidity, with a $             million undrawn senior unsecured revolving credit facility and no debt maturities prior to October 2021 (including extensions, which are subject to certain conditions).

Business Objectives and Growth Strategies

        Our primary objective is to generate attractive risk-adjusted returns for our shareholders through dividends and capital appreciation. We believe that pursuing the following strategies will enable us to achieve this objective:

  •
  External Growth through Acquisitions.  Since our formation in 2015, we have acquired 148 properties totaling 9.9 million rentable square feet, and we intend to continue to grow earnings through strategic acquisitions of high-quality, well-located suburban office and flex properties. We continually evaluate potential new markets throughout the United States, with a focus on targeting markets that possess the vibrant attributes necessary to drive leasing demand and occupancy rates and where we believe we can achieve critical mass. We believe there are many opportunities to acquire large portfolios of suburban office properties from REITs that have determined suburban office to be non-core to their investment strategies and private institutions that have finite investment horizons. Non-core portfolios tend to be under-managed, representing an upside opportunity for an acquirer with operating expertise and focus. We believe this creates an opportunity for us to grow our already compelling scale in markets that meet our investment criteria through strategic and accretive acquisitions that will generate substantial growth. See "Market and Asset Selection Process." As of March 31, 2017, we have identified a pipeline of potential acquisitions consistent with our investment strategy with an estimated aggregate purchase price in excess of $             billion and totaling more than             million square feet.

  •
  Value Creation Through Capital Recycling.  We intend to pursue an efficient capital allocation strategy that maximizes the value of our invested capital. This strategy may include selectively disposing of properties in our portfolio or in portfolios we may acquire in the future that do not fit our investment strategy or for which we believe returns have been maximized given prevailing economic, market and other circumstances and redeploying capital into acquisition opportunities with higher return prospects, in each case, in a manner that is consistent with our qualification as a REIT.

  •
  Aggressive Leasing and Intensive, Value-Enhancing Property Management.  We intensively manage our portfolio, employ aggressive leasing strategies and leverage our tenant relationships to increase the occupancy rates at our properties, attract high-quality tenants and maximize tenant retention rates. We believe the successful leasing of our 101,000 square foot flex property in Phoenix illustrates our effective leasing strategy. At the time of its acquisition in October 2016, the property was vacant for over 12 months. By employing aggressive leasing strategies, leveraging our extensive tenant relationships and focusing on the tenant's specific needs, we have leased 100% of this property to a single, investment grade tenant as of March 2017. We believe that we will be able to apply our management and leasing expertise to our existing and newly acquired, underperforming properties in order to similarly maximize their performance. We also intend to manage our properties to increase our income by continuing to reduce property-level operating and leasing costs. We manage our properties in a cost efficient manner to eliminate any excess spending and streamline our costs.

  •
  Creating Appealing Modern Suburban Office Environments.  We believe that with minimal investment we can create vibrant and stimulating work environments that appeal to the Millennial workforce while attracting a variety of commercial tenants. We specialize in enhancing suburban office properties to create these work environments through a process we call "Workspacing." We are in the process of Workspacing our multi-tenant buildings that have common areas to create technology-rich facilities with inviting communal lobbies complete with Wi-Fi access, charging stations and quiet areas, as well as our branded "Workspace TV" video wall installation, expanded food service options, premium landscaping and modern fit and finish. We believe that a differentiated office product in desired, well-managed locations will increase demand for Workspace properties, driving rent and occupancy growth. We seek to create a premier brand that allows us to capitalize on the growing demand for high-quality, well-located, modern suburban office space.

  •
  Financing Strategy.  We intend to employ a conservative leverage strategy and maintain ample liquidity in order to minimize operational risk and retain growth capacity. We are committed to achieving an investment grade rating as soon as practicable, which would allow us to access the unsecured debt markets. However, to effectively manage our long-term leverage strategy, we will continue to analyze various sources of debt capital to determine which sources will be the most advantageous to our investment strategy at any particular point in time. We expect to fund property acquisitions through the most advantageous form of debt financing at the time (including borrowings under our new revolving credit facility), as well as any remaining cash available from the balance sheet. We anticipate using common units to acquire properties from sellers interested in tax-deferred transactions.

Market and Asset Selection Process

        Our market and asset selection process will enable us to pursue acquisition opportunities without geographic constraints in select markets throughout the United States where we believe we can achieve compelling scale and effectively recycle capital. Our objective is to acquire properties in markets that strategically fit within our portfolio and are capable of providing stable occupancy, rental rate and NOI growth. We believe our senior management team's acquisition experience and deep long-standing network of relationships with real estate owners and developers, national and regional lenders, brokers, tenants and other market participants will allow us to source and execute attractive off-market transactions that may not be otherwise available to our competition.

        Market Considerations.    Our acquisition process entails a rigorous review of market conditions, including:

  •
  population and job growth, particularly among the Millennial workforce;

  •
  supply and demand dynamics on a submarket level;

  •
  historical occupancy and rental rates on a submarket level;

  •
  economic dynamics and the tax and regulatory environment of the area;

  •
  ability to achieve economies of scale with our existing properties or anticipated acquisitions;

  •
  limited levels of speculative construction and supply constraints marked by a difficult or expensive development approval process; and

  •
  existing and potential competition from other owners and operators of suburban office and flex properties.

        Asset Considerations.    We conduct a full diligence review of every acquisition, taking into account a broad variety of factors related to the portfolio or individual asset, including:

  •
  institutional quality design and construction, current physical condition, historical occupancy and tenant quality;

  •
  revenue increase potential through improved leasing;

  •
  terms and structure of tenant leases and other potential opportunities and constraints in managing the property;

  •
  below-market rental rates as compared to other office and flex properties in the area; and

  •
  potential NOI gains through improved operational efficiency.

        We have identified a pipeline of potential off-market acquisitions consistent with our investment strategy with an estimated aggregate purchase price in excess of $             billion and totaling more than                         million total square feet.

Tenant Diversification

        The following table sets forth information regarding the 10 largest tenants in our portfolio based on annualized rent as of March 31, 2017.

Tenant	Number of Leases	Number of Properties	Lease Expiration(1)	Total Leased Square Feet	Percent of Rentable Square Feet	Annualized Rent(2)	Percent of Annualized Rent
Health Insurance Company(3)	4	4	September 2018—June 2022	439,953	4.4%	$10,461,641	5.7%
Health Insurance Company(4)	4	4	February 2019—December 2023	323,943	3.3%	6,577,407	3.6%
Express Scripts, Inc.	1	1	December 2018	203,442	2.0%	5,314,274	2.9%
Siemens Medical Solutions USA, Inc.(5)	4	4	October 2018—June 2021	241,297	2.4%	5,072,664	2.8%
RELX, Inc.(6)	2	2	May 2025	171,404	1.7%	4,262,931	2.3%
Kroll Ontrack, Inc(7)	4	4	June 2026	195,879	2.0%	3,731,615	2.0%
Sunshine State Health Plan, Inc.	1	1	November 2020	84,379	0.8%	2,544,871	1.4%
Computer Technology Company(8)	2	2	April 2019	141,290	1.4%	2,528,078	1.4%
Carnival Corporation(9)	2	2	November 2026	93,423	0.9%	2,418,013	1.3%
Education Management LLC	1	1	June 2019	88,140	0.9%	2,383,750	1.3%

Total	25	25		1,983,150	19.8%	$45,295,244	24.7%

(1)
Expiration dates are per leases and do not assume exercise of renewal, extension or termination options. For tenants with multiple leases, expirations are shown as a range.

(2)
Represents annualized monthly contractual rent under leases commenced as of March 31, 2017. This amount reflects total cash rent before abatements plus estimated tenant reimbursements at March 31, 2017.

(3)
Comprised of (i) one lease in the South Florida market, representing 50,143 square feet and expiring on June 30, 2022; (ii) two leases in the Philadelphia market, one representing 109,700 square feet and expiring on September 30, 2018 and one representing 115,110 square feet and expiring on March 31, 2019; and (iii) one lease in the Phoenix market, representing 165,000 square feet and expiring on November 30, 2018.

(4)
Comprised of (i) three leases in the Phoenix market, one representing 139,403 square feet and expiring on December 31, 2023, one representing 69,094 square feet and expiring on August 31, 2020 and one representing 42,369 square feet and expiring on February 28, 2019; and (ii) one lease in the Tampa market, representing 73,077 square feet and expiring on February 29, 2020.

(5)
Comprised of (i) three leases in the Philadelphia market, representing 126,000 square feet, 41,211 square feet and 61,313 square feet, respectively, and expiring on October 31, 2018; and (ii) one lease in the Tampa market, representing 12,773 square feet and expiring on June 30, 2021.

(6)
Comprised of (i) one lease in the Philadelphia market, representing 120,000 square feet and expiring on May 31, 2025; and (ii) one lease in the South Florida market, representing 51,404 square feet and expiring on May 31, 2024.

(7)
Comprised of four leases in the Minneapolis market, representing 48,000 square feet, 39,862 square feet, 45,817 square feet and 62,200 square feet, respectively, and expiring on June 30, 2026.

(8)
Comprised of two leases in the Minneapolis market, representing 85,366 square feet and 55,924 square feet, respectively, and expiring on April 30, 2019.

(9)
Comprised of two leases in the South Florida market, representing 30,519 square feet and 62,904 square feet, respectively, and expiring on November 30, 2026.

Industry Diversification

        The following table sets forth information relating to tenant diversification by industry in our portfolio based on annualized rent as of March 31, 2017.

Industry	Number of Leases	Leased Square Feet(1)	Leased Square Feet as a Percent of Total Rentable Square Feet	Annualized Rent(2)	Annualized Rent as a Percent of Total
Finance, Insurance and Real Estate	93	1,422,546	14.3%	$33,589,253	18.4%
Healthcare	51	1,513,625	15.2%	31,083,648	17.0%
Manufacturing	79	1,577,769	15.9%	28,873,481	15.8%
Business Services	97	1,198,953	12.1%	26,598,142	14.5%
Transportation, Communication, Electric, Gas and Sanitary Services	43	676,839	6.8%	13,149,147	7.2%
Services—Other	38	396,397	4.0%	8,251,678	4.5%
Retail Trade	19	348,972	3.5%	7,979,028	4.4%
Engineering	24	405,096	4.1%	7,799,562	4.3%
Life Science	21	269,725	2.7%	5,887,121	3.2%
Educational	8	183,601	1.8%	4,155,843	2.3%
Other	86	776,983	7.9%	15,487,788	8.4%

Total	559	8,770,506	88.3%	$182,854,691	100.0%

(1)
Based on management's estimates. Total rentable square feet consists of 8,737,573 leased square feet, 55,000 square feet with respect to signed but not commenced leases, 1,103,957 square feet available for lease and 32,933 square feet for building management use.

(2)
Represents annualized monthly contractual rent under leases commenced as of March 31, 2017. This amount reflects total cash rent before abatements. Abatements committed to for leases that commenced as of March 31, 2017 for the 12 months ending March 31, 2018 were $0.8 million. Based on annualized rent as of March 31, 2017, approximately 89.9%, 7.4% and 2.7% of our annualized rent was generated from triple-net, triple-net leases with a cap and modified gross leases, respectively. Annualized rent is converted from triple net or modified gross to gross basis by adding expense reimbursements to base rent. Amounts also include $62.6 million of reimbursement revenue attributable to tenants as of March 31, 2017. Amounts exclude $0.2 million of additional income for areas such as parking space, storage space, roof space and antenna usage.

Lease Distribution

        The following table sets forth information relating to the distribution of leases in our portfolio, based on net rentable square feet under lease as of March 31, 2017.

Square Feet Under Lease	Number of Leases	Rentable Square Feet(1)	Square Feet as a Percent of Total	Annualized Rent(2)	Annualized Rent as a Percent of Total
Available		1,103,957	11.1%
Signed but not commenced leases	3	55,500	0.6%
2,500 or Less	82	138,852	1.4%	$2,748,126	1.5%
2,501 - 10,000	243	1,337,669	13.5%	28,210,284	15.4%
10,001 - 20,000	106	1,514,588	15.3%	28,642,763	15.7%
20,001 - 40,000	78	2,196,471	22.1%	47,942,280	26.2%
40,001 - 100,000	42	2,503,002	25.2%	51,128,808	28.0%
Greater Than 10,000	8	1,079,924	10.9%	24,182,430	13.2%

Total	562	9,929,963	100.0%	$182,854,691	100.0%

(1)
Based on management's estimates. Total rentable square feet consists of 8,737,573 leased square feet, 55,500 square feet with respect to signed but not commenced leases, 1,103,957 square feet available for lease and 32,933 square feet for building management use.

(2)
Represents annualized monthly contractual rent under leases commenced as of March 31, 2017. This amount reflects total cash rent before abatements. Abatements committed to for leases that commenced as of March 31, 2017 for the 12 months ending March 31, 2018 were $0.8 million. Based on annualized rent as of March 31, 2017, approximately 89.9%, 7.4% and 2.7% of our annualized rent was generated from triple-net, triple-net leases with a cap and modified gross leases, respectively. Annualized rent is converted from triple net or modified gross to gross basis by adding expense reimbursements to base rent. Amounts also include $62.6 million of reimbursement revenue attributable to tenants as of March 31, 2017. Amounts exclude $0.2 million of additional income for areas such as parking space, storage space, roof space and antenna usage.

Lease Expirations

        The following table sets forth a summary schedule of the lease expirations for leases in place as of March 31, 2017, plus available space for each of the 10 calendar years beginning with the year ending

December 31, 2017 at the properties in our portfolio. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet(1)	Vacant/ Expiring SF as a Percentage of Total	Annualized Rent(2)	Expiring Annualized Rent as a Percentage of Total	Weighted Average Annualized Rent Per Leased Square Foot(3)	Weighted Average Annualized Rent Per Leased Square Foot at Expiration(4)
Available		1,103,957	11.1%
Signed not commenced leases	3	55,500	0.6%
Month-to-month leases	17	144,582	1.5%	$2,690,423	1.5%	$18.61	$18.61
2017 (April 1, 2017 to December 31, 2017)	80	679,290	6.8%	13,977,984	7.6%	$20.58	$20.79
2018	117	1,998,431	20.1%	42,120,194	23.0%	$21.08	$21.50
2019	102	1,391,657	14.0%	27,904,659	15.3%	$20.05	$20.83
2020	74	1,017,612	10.3%	22,537,225	12.3%	$22.15	$23.23
2021	61	818,458	8.2%	17,569,369	9.6%	$21.47	$23.05
2022	46	997,271	10.0%	20,294,677	11.1%	$20.35	$21.81
2023	15	400,341	4.0%	8,730,343	4.8%	$21.81	$24.79
2024	12	348,049	3.5%	6,724,597	3.7%	$19.32	$22.10
2025	12	284,984	2.9%	6,206,932	3.4%	$21.78	$24.64
2026	17	515,484	5.2%	10,902,937	6.0%	$21.15	$25.05
Thereafter	6	174,347	1.8%	3,195,351	1.7%	$18.33	$21.92

Total	562	9,929,963	100.0%	$182,854,691	100.0%	$20.85	$22.17

(1)
Based on management's estimates. Total rentable square feet consists of 8,737,573 leased square feet, 55,500 square feet with respect to signed but not commenced leases, 1,103,957 square feet available for lease and 32,933 square feet for building management use.

(2)
Represents annualized monthly contractual rent under leases commenced as of March 31, 2017. This amount reflects total cash rent before abatements. Abatements committed to for leases that commenced as of March 31, 2017 for the 12 months ending March 31, 2018 were $0.8 million. Based on annualized rent as of March 31, 2017, approximately 89.9%, 7.4% and 2.7% of our annualized rent was generated from triple-net, triple-net leases with a cap and modified gross leases, respectively. Annualized rent is converted from triple net or modified gross to gross basis by adding expense reimbursements to base rent. Amounts also include $62.6 million of reimbursement revenue attributable to tenants as of March 31, 2017. Amounts exclude $0.2 million of additional income for areas such as parking space, storage space, roof space and antenna usage.

(3)
Represents weighted annualized rent divided by leased square feet (excluding 55,500 square feet with respect to signed but not commenced leases) as set forth in note (1) above for the total.

(4)
Based on the annualized rent, including tenant reimbursements, at March 31, 2017.

Tenant Improvements and Leasing Commissions

        The following table sets forth certain historical information regarding tenant improvement and leasing commission costs per square foot for tenants at the assets in our portfolio for the three months ended March 31, 2017 and the year ended December 31, 2016 and the period from December 3, 2015 through December 31, 2015.

	Three Months Ended March 31, 2017	Year Ended December 31, 2016	Period from December 3, 2015 through December 31, 2015	Total/ Weighted Average December 3, 2015 to March 31, 2017
New Leases(1)
Number of Leases	9	19	3	31
Square Feet	136,604	227,655	14,775	379,034
Tenant Improvement Costs Per Square Foot(3)(4)	$4.84	$20.79	$6.49	$14.48
Leasing Commission Costs Per Square Foot(3)(4)	$4.91	$5.36	$1.85	$5.06
Other Leasing Costs Per Square Foot(3)(4)	$0.22	$0.36	$1.01	$0.33

Total Lease Transaction Costs Per Square Foot	$9.97	$26.50	$9.34	$19.88
Weighted Average Lease Term	5.26	6.21	4.04	5.78

Total Lease Transaction Costs Per Square Foot Per Year of Lease Term	$1.90	$4.26	$2.31	$3.44

Renewals(1)(2)
Number of Leases	21	20	1	42
Square Feet	315,312	212,337	11,484	539,133
Tenant Improvement Costs Per Square Foot(3)(5)	$7.51	$2.02	$32.50	$5.88
Leasing Commission Costs Per Square Foot(3)(5)	$3.99	$2.62	$6.28	$3.50
Other Leasing Costs Per Square Foot(3)(5)	$0.10	$0.10	—	$0.10

Total Lease Transaction Costs Per Square Foot	$11.60	$4.74	$38.78	$9.48
Weighted Average Lease Term	6.29	4.39	7.17	5.56

Total Lease Transaction Costs Per Square Foot Per Year of Lease Term	$1.84	$1.08	$5.41	$1.70

Expansions(1)
Number of Leases	7	1	—	8
Square Feet	40,429	1,798	—	42,227
Tenant Improvement Costs Per Square Foot(3)(6)	$11.71	$4.80	—	$11.42
Leasing Commission Costs Per Square Foot(3)(6)	$4.75	—	—	$4.55
Other Leasing Costs Per Square Foot(3)(6)	$0.20	$1.56	—	$0.26

Total Lease Transaction Costs Per Square Foot	$16.66	$6.35	—	$16.22
Weighted Average Lease Term	5.69	2.00	—	5.53

Total Lease Transaction Costs Per Square Foot Per Year of Lease Term	$2.93	$3.18	$—	$2.93

	Three Months Ended March 31, 2017	Year Ended December 31, 2016	Period from December 3, 2015 through December 31, 2015	Total/ Weighted Average December 3, 2015 to March 31, 2017
Total
Number of Leases	37	40	4	81
Square Feet	492,345	441,790	26,259	960,394
Tenant Improvement Costs Per Square Foot(1)	$7.11	$11.70	$17.86	$9.52
Leasing Commission Costs Per Square Foot(1)	$4.31	$4.02	$3.79	$4.16
Other Leasing Costs Per Square Foot(1)	$0.14	$0.24	$0.57	$0.20

Total Lease Transaction Costs Per Square Foot	$11.56	$15.96	$22.22	$13.88
Weighted Average Lease Term	5.96	5.32	5.41	5.65

Total Lease Transaction Costs Per Square Foot Per Year of Lease Term	$1.94	$3.00	$4.11	$2.46

(1)
Excludes (i) leasing activity and costs related to leases with a term of less than 12 months, (ii) leasing activity and costs for our management offices and (iii) leasing activity and $2.56 million, or $5.28 per square foot, of leasing costs we paid through March 31, 2017 with respect to 22 leases totaling 484,290 square feet signed by the seller prior to our acquisition of the related properties, as well as $2.67 million, or $9.87 per square foot, of outstanding leasing obligations as of March 31, 2017 with respect to 14 of these leases totaling 270,706 square feet.

(2)
Excludes $3.37 million, or $5.95 per square foot, of leasing costs we paid to the seller to reimburse it for leasing costs it advanced prior to our acquisition of the related properties with respect to 28 leases totaling 371,954 square feet signed by the seller prior our acquisition of the related properties. These costs include $0.7 million, or $2.00 per square foot, relating to 15 renewal leases totaling 178,427 square feet and $2.65 million, or $12.80 per square foot, relating to 13 new leases totaling 193,527 square feet. Amounts in table above include leasing activity and costs incurred for these leases subsequent to our ownership of the related properties.

(3)
Assumes all tenant improvements and leasing commissions are paid in the period in which the lease commenced, which may not correspond to the period in which they were actually paid.

(4)
Includes outstanding leasing obligations of $1.54 million, or $5.46 per square foot, as March 31, 2017 with respect to 13 leases totalling 265,789 square feet.

(5)
Includes outstanding leasing obligations of $10,000, or $0.32 per square foot, as March 31, 2017 with respect to five leases totalling 30,508 square feet.

(6)
Includes outstanding leasing obligations of $1.72 million, or $6.47 per square foot, as March 31, 2017 with respect to lease totalling 265,789 square feet.

Contractual Rent Abatement

        The table below sets forth the information relating to contractual rent abatements in our portfolio as of March 31, 2017.

	Quarter Ending(1)
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	Thereafter	Total
Philadelphia
Office	$140,499	$224,003	$—	$—	$43,664	$130,991	$—	$539,157
Flex	15,354	46,061	30,707	—	—	—	—	92,122
South Florida
Office	25,472	36,278	6,616	17,714	16,500	—	—	102,580
Tampa
Office	—	371,396	—	—	—	—	—	371,396
Flex	—	—	—	—	—	—	—	—
Minnesota
Office	—	—	—	—	—	—	—	—
Flex	—	—	—	—	—	—	—	—
Phoenix
Office	—	—	—	—	—	—	—	—

	$181,325	$677,738	$37,323	$17,714	$60,164	$130,991	$—	$1,105,255

(1)
Contractual rent abatements represent contractual rent abatements for commenced leases and signed but not commenced leases.

Historical Recurring Capital Expenditures

        The following table sets forth certain information regarding historical recurring capital expenditures, net of tenant reimbursements, at the properties in our portfolio for the three months ended March 31, 2017, the year ended December 31, 2016 and the period from December 3, 2015 through December 31, 2015:

	Three Months Ended March 31, 2017	Year Ended December 31, 2016(1)	Period from December 3, 2015 to December 31, 2015(1)
Recurring Capital Expenditures(2)(3)	$288,042	$977,697	—
Total Square Feet	9,929,963	9,929,963	2,350,449
Weighted Average Recurring Capital Expenditures per Square Foot	$0.03	$0.10	$—

(1)
Recurring capital expenditures, net of tenant reimbursements, for properties acquired during the period are annualized.

(2)
Figures exclude capital expenditures relating to leasing related costs of vacant tenant space, in lieu of a full tenant improvement allowance of $201,409, $32,633 and zero for three months ended March 31, 2017, the year ended December 31, 2016 and the period from December 3, 2015 to December 31, 2015, respectively.

(3)
Figures exclude non-recurring capital expenditures, net of tenant reimbursements, of $4,967,325, $3,624,451 and $65,490 for three months ended March 31, 2017, year ended December 31, 2016 and the period from December 3, 2015 to December 31, 2015, respectively.

Employees

        Upon completion of this offering and the formation transactions, we expect to have approximately 70 full-time employees. Third-party entities are contracted for property management and on-site operations at prevailing market rates. We consider our relationship with all of our expected employees to be strong.

Insurance

        We carry comprehensive general liability coverage on all of our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. The majority of our property policies include coverage for the perils of flood and earthquake shock with limits and deductibles customary in the industry and specific to the property. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. There are certain losses that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

        The leasing of suburban office and flex space is highly competitive in the markets and submarkets in which we operate. We compete with numerous developers, owners and operators of office and flex properties, many of which own or may seek to acquire or develop properties similar to ours in the same submarkets in which our properties are located. The principal means of competition are rent charged, tenant improvement allowances granted, free rent periods, location, services provided, and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, in better locations within our submarkets or in higher quality facilities, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants' leases expire.

Regulation

Environmental and Related Matters

        Under various federal, state or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

        Some of our properties are, and may be adjacent to or near other properties, used for industrial or commercial purposes. These properties may have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. While certain properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

        In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant's ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our private tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

        In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

        With respect to properties we may develop, we may be subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning requirements. We also may be subject to periodic delays or may be precluded entirely from developing properties due to building moratoriums that could be implemented in the future in certain states in which we intend to operate.

Americans with Disabilities Act

        Our properties must comply with Title III of the ADA to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Legal Proceedings

        We are currently not a party to any material legal proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of any such claims or litigation, individually or in the aggregate, would have a material adverse effect on our business, financial position or results of operations.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions in the future. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares' price, which may be more volatile.

        In addition, the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We will remain an "emerging growth company" until the earliest to occur of the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation); the last day of the fiscal year following the fifth anniversary of this offering; the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or the date on which we are deemed to be a "large accelerated filer" under the Exchange Act.

Corporate Information

        Our principal executive offices are located at 700 Dresher Road, Suite 150, Horsham, PA 19044. Our telephone number is (215) 328-2700. We maintain a website at http://www.workspaceproperty.com/. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus or any other reports or documents we file with or furnish to the SEC.

 MANAGEMENT

Our Trustees and Executive Officers

        Our board of trustees will consist of          members, a majority of whom we expect will be "independent" in accordance with the NYSE corporate governance listing standards. Pursuant to our declaration of trust and bylaws, each of our trustees is elected by our shareholders to serve until the next annual meeting of our shareholders and until his or her successor is duly elected and qualifies. The first annual meeting of our shareholders after this offering will be held in 2018.

        The following table sets forth certain information concerning our trustees and executive officers upon completion of this offering:

Name	Age	Position
Thomas A. Rizk	60	Chairman and Chief Executive Officer
Roger W. Thomas	60	President and Chief Operating Officer
Michael Gervasio	35	Senior Vice President, Operations and Innovation
Anthony Nichols	51	Senior Vice President, Leasing
Christopher Eckerd	50	Vice President, Property Management

        The following is a biographical summary of the experience of our trustees, trustee nominees and executive officers:

        Thomas A. Rizk, 60, will serve as our Chairman and Chief Executive Officer. Mr. Rizk has over 30 years of experience in building and leading both private and public companies, managing alternative investments and investing in special opportunities. In 1994, Mr. Rizk orchestrated the highly successful initial public offering of Cali. Under his leadership, Cali completed more than $3 billion in acquisitions totaling approximately 23 million square feet, including the acquisition of the suburban office portfolio of The Mack Company in December 1997, and generated total shareholder return of approximately 148% versus 56% for the MSCI US REIT Index for the period between its initial public offering and Mr. Rizk's departure in April 1999. From 2001 to 2013, Mr. Rizk founded and led TractManager, a recognized leader in providing technology-based contract management solutions to healthcare and real estate organizations. Mr. Rizk led TractManager's growth from a start-up operation to a company that served over 25% of the hospitals in the United States with more than 130,000 end users at over 5,000 locations throughout all 50 states. Mr. Rizk also founded PropertyTract, a division of TractManager, which addressed the real estate needs of owners and property managers of real estate. Since 2013, Mr. Rizk has served as Chairman and Chief Executive Officer of Rizk Ventures, a privately-held investment firm in the healthcare, technology, real estate and education sectors. Over the past 20 years, Mr. Rizk also has supported and partnered with select organizations to promote awareness for the needs of injured service members, supported youth education initiatives, and initiatives combating the effects of poverty, including Mourning Family Foundation, Operation Game On and Jumpstart. Mr. Rizk received a B.A. degree in Business Administration from Rutgers University, a J.D. degree from Rutgers University School of Law and an L.L.M. degree in taxation from the New York University School of Law. Our board of trustees determined that Mr. Rizk should serve on our board of trustees based on his 30 years of experience in all facets of commercial real estate investment, development and operations.

        Roger W. Thomas, 60, will serve as our President and Chief Operating Officer. Mr. Thomas has over 30 years of experience in real estate and has had significant success structuring, negotiating, completing and implementing all aspects of complex transactions including real estate acquisitions, dispositions and developments, corporate securities and compliance matters, risk management, human resources and marketing. From 1994 until 2014, Mr. Thomas served as Executive Vice President, General Counsel and Secretary at Mack-Cali Realty Corporation ("Mack-Cali"), a publicly traded REIT, being a key member of the executive team. He also oversaw the risk management, human resources and marketing departments. During his tenure at Mack-Cali, Mr. Thomas was responsible for structuring and implementing the company's acquisitions, mergers and dispositions, supervising outside and in-house legal and leasing counsel and staff and negotiating joint venture agreements. He also ensured legal compliance and oversaw day-to-day legal requirements, and assisted the company in investment strategies and financial activities. Mr. Thomas was a key member of the executive team that worked with Mr. Rizk in taking Cali public in 1994. Mr. Thomas received both a B.S.B.A. degree in Finance and a J.D. degree from the University of Denver.

        Michael Gervasio, 35, will serve as our Senior Vice President, Operations & Innovation. Mr. Gervasio's experience in the commercial real estate industry includes asset management, brokerage, property management and consulting. Since 2015, Mr. Gervasio has served as our predecessor's Senior Vice President and has been part of the executive leadership team. In 2013, he joined Rizk Ventures focusing on investment activities in real estate until joining our predecessor. From 2008 to 2013, Mr. Gervasio served as the Vice President of PropertyTract, advising owners and property managers on their real estate needs and objectives. From 2007 to 2008, Mr. Gervasio was part of the real estate financial services division of FTI Consulting where he was responsible for providing consulting services to public and private real estate companies including REITs, investment and commercial banks, opportunity funds, private equity funds and insurance companies. From 2004 to 2007, Mr. Gervasio worked at CB Richard Ellis in the commercial real estate brokerage division. During his tenure, he worked closely with senior management of both private and public companies to develop strategic real estate plans and implementation strategies. He negotiated commercial real estate leasing and sales transactions for both acquisition and disposition assignments on behalf of landlords and tenants. Mr. Gervasio received a B.A. degree in Communication Studies from the University of Rhode Island.

        Anthony A. Nichols, Jr., 51, will serve as our Senior Vice President, Leasing. Mr. Nichols brings with him over 27 years of fundamental knowledge in asset management, development and leasing, and over 19 years of experience with publicly traded REITs. From 2005 to 2017 Mr. Nichols held various roles including Vice President and City Manager as well as Vice President & Market Officer for suburban Philadelphia for Liberty Property Trust. From 1989 to 1996, he was Vice President of Marketing and Property Management for the Nichols Company, a private commercial real estate developer. Mr. Nichols played an instrumental role in the Nichols Company before and during its merger with Brandywine Realty Trust in 1996. He is a past President of the Greater Philadelphia Chapter of the National Association of Office and Industrial Properties ("NAIOP") as well as having served as a member of NAIOP's National Board of Directors. Mr. Nichols received a B.S. degree in Economics from East Carolina University and an MBA degree from St. Joseph's University in Philadelphia.

        Christopher Eckerd, 50, will serve as our Vice President, Property Management. Since 2015, Mr. Eckerd has led our predecessor's team of senior property managers and overseen customer service operations. Prior to joining our predecessor, Mr. Eckerd spent 18 years with Liberty Property Trust where he was Senior Property Manager for its Pennsylvania suburban office portfolio. In this role, he was responsible for the management of an eight-million square foot portfolio of office and flex assets in the Philadelphia suburbs. Mr. Eckerd is a Certified Property Manager through the Institute of Real Estate Management. He holds a Pennsylvania Real Estate License and is a member of the Philadelphia chapter of Building Owners and Managers Association. He also holds a LEED Green designation through the U.S. Green Building Council. Mr. Eckerd received an Associate's degree in General Studies from the Montgomery County Community College.

Corporate Governance Profile

        We have structured our corporate governance in a manner we believe closely aligns our interests with those of our shareholders. Notable features of our corporate governance structure include the following:

  •
  our board of trustees is not staggered, meaning that each of our trustees is subject to re-election annually;

  •
  we expect that our board of trustees will determine that at least a majority of our trustees upon completion of this offering are independent under the NYSE's corporate governance listing standards and Rule 10A-3 under the Exchange Act;

  •
  at least one of our trustees will qualify as an "audit committee financial expert," as defined by the SEC;

  •
  our bylaws provide for majority voting in any uncontested election of trustees;

  •
  our bylaws contain proxy access provisions that provide for the inclusion in our proxy statement of nominees to our board of trustees who are nominated by eligible shareholders in accordance with our bylaws;

  •
  our bylaws provide that our shareholders may alter or repeal any provision of our bylaws and adopt new bylaws if any such alteration, repeal or adoption is approved by a majority of the votes entitled to be cast on the matter;

  •
  our declaration of trust provides that we are prohibited from electing to be subject to the business combination and control share acquisition provisions of the MGCL and the provisions of Title 3, Subtitle 8 of the MGCL (or the Maryland Unsolicited Takeover Act) other than the provision of Subtitle 8 providing that any vacancy on our board must be filled only by the remaining trustees, and we may not opt into any such provision to which we are not already subject without shareholder approval of an amendment to our declaration of trust to repeal such prohibition; and

  •
  our declaration of trust provides that we are prohibited from adopting a shareholder rights plan and, in the future, we may not adopt a shareholder rights plan unless our shareholders approve an amendment to our declaration of trust to repeal such prohibition.

Board of Trustees

        Our declaration of trust and bylaws provide that our board of trustees will consist of such number of trustees as may from time to time be fixed by our board of trustees. We currently have one trustee. Upon completion of this offering, we expect to have            trustees, including            trustees that our board will have determined to be independent under the under the NYSE's corporate governance listing standards and Rule 10A-3 under the Exchange Act. Each trustee will serve until our next annual meeting in 2018 and until his or her successor is duly elected and qualifies, or until the trustee's earlier death, resignation or removal. For a description of our board of trustees, see "Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws."

        Our trustees will stay informed about our business by attending meetings of our board of trustees and its committees and through supplemental reports and communications. Our board of trustees will review the materiality of any relationship that each of our trustees has with us, either directly or indirectly. Our independent trustees will meet regularly in executive sessions without the presence of our officers and non-independent trustees.

        None of our trustees currently receives compensation for his service as such. Our employee trustees receive no additional compensation for serving on the board of trustees or committees thereof.

After the completion of this offering, we anticipate that each outside trustee will be entitled to compensation arrangements to be determined.

Role of Our Board of Trustees in Risk Oversight

        One of the key functions of our board of trustees will be informed oversight of our risk management. Our board of trustees will administer its oversight function with support from its three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee, each of which will address risks specific to their respective areas of oversight. For example, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also will monitor compliance with legal and regulatory requirements and oversee the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

        Our board of trustees and its standing committees also will hear reports from the members of management responsible for the matters considered in order to enable our board of trustees and each committee to understand and discuss risk identification and risk management.

Board Committees

        Upon completion of this offering, our board of trustees will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will be composed exclusively of independent trustees under the NYSE's corporate governance listing standards and Rule 10A-3 under the Exchange Act. The principal functions of each committee are briefly described below. Additionally, our board of trustees may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

        Upon completion of this offering, our audit committee will consist of            of our trustees, each of whom will be an independent trustee. We expect that the chairman of our audit committee will qualify as an "audit committee financial expert" as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of trustees will determine that each of the audit committee members is "financially literate" as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

  •
  our accounting and financial reporting processes;

  •
  the integrity of our consolidated financial statements;

  •
  our systems of disclosure controls and procedures and internal control over financial reporting;

  •
  our compliance with financial, legal and regulatory requirements;

  •
  the performance of our internal audit function; and

  •
  our overall risk assessment and management.

        The audit committee also will be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

                    has been designated as chair and                    and                    have been appointed as members of the audit committee.

Compensation Committee

        Upon completion of this offering, our compensation committee will consist of three of our trustees, each of whom will be an independent trustee. Prior to the completion of this offering, we expect to adopt a compensation committee charter that will detail the principal functions of the compensation committee, including:

  •
  reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives, and determining and approving the remuneration of our chief executive officer based on such evaluation;

  •
  reviewing and approving the compensation of other senior officers;

  •
  reviewing our executive compensation policies and plans;

  •
  implementing and administering our incentive compensation and equity-based remuneration plans;

  •
  determining the number of shares underlying, and the terms of, share options and restricted shares to be granted to our trustees, executive officers and other employees pursuant to such plans;

  •
  assisting management in complying with our proxy statement and annual report disclosure requirements;

  •
  producing a report on executive compensation to be included in our annual proxy statement; and

  •
  reviewing, evaluating and recommending changes, if appropriate, to the remuneration for trustees.

                    has been designated as chair and                    and                    have been appointed as members of the audit committee.

Nominating and Corporate Governance Committee

        Upon completion of this offering, our nominating and corporate governance committee will consist of three of our trustees, each of whom will be an independent trustee. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter that will detail the principal functions of the nominating and corporate governance committee, including:

  •
  identifying and recommending to the full board of trustees qualified candidates for election as trustees and recommending nominees for election as trustees at the annual meeting of shareholders;

  •
  developing and recommending to the board of trustees corporate governance guidelines and implementing and monitoring such guidelines;

  •
  reviewing and making recommendations on matters involving the general operation of the board of trustees, including board size and composition, and committee composition and structure;

  •
  recommending to the board of trustees nominees for each committee of the board of trustees;

  •
  annually facilitating the assessment of the board of trustees' performance, as required by applicable law, regulations and the NYSE corporate governance listing standards;

  •
  overseeing the board of trustees' evaluation of management; and

  •
  annually reviewing and making recommendations to the board regarding revisions to the corporate governance guidelines and the code of business conduct and ethics.

                    has been designated as chair and                        and                                     have been appointed as members of the nominating and corporate governance committee.

Code of Business Conduct and Ethics

        Upon completion of this offering, our board of trustees will establish a code of business conduct and ethics that applies to our officers, trustees and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  •
  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

  •
  compliance with laws, rules and regulations;

  •
  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

  •
  accountability for adherence to the code of business conduct and ethics.

        Any waiver of the code of business conduct and ethics for our trustees or officers may be made only by our board of trustees or one of our board committees and will be promptly disclosed as required by law or NYSE regulations.

EXECUTIVE AND TRUSTEE COMPENSATION

Executive Compensation

        Because we are a recently formed company, we did not pay compensation to employees, including our expected named executive officers, during the fiscal year ended December 31, 2016, and meaningful individual compensation information is not available for prior periods. As such, prior to this offering, we did not have compensation policies or objectives governing the compensation of our named executive officers. Our board of trustees has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that our compensation committee, once formed, will design a compensation program that rewards, among other things, favorable shareholder returns, our company's competitive position within the office real estate industry, our operating results and contributions to our company. We expect that our compensation committee, once formed, may retain a compensation consultant to review our policies and procedures with respect to executive compensation and assist our compensation committee in implementing and maintaining compensation plans.

Employment Agreements

        We do not currently have employment agreements with any of our named executive officers. We currently anticipate that we will enter into employment agreements with certain of our executive officers that will take effect upon completion of this offering. The terms of these employment agreements have not yet been determined, but we expect that the protections that would be contained in these employment agreements would help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with the company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity.

Equity Incentive Plan

        The design of our compensation program following this offering is an ongoing process. We intend to adopt our 2017 Equity Incentive Plan, under which we expect to grant future cash and equity incentive awards to our executive officers, non-employee trustees and eligible employees in order to attract, motivate and retain the talent for which we compete. Following this offering, all awards under the 2017 Equity Incentive Plan will be subject to the approval of our compensation committee. The material terms of the 2017 Equity Incentive Plan, as it is currently contemplated, are summarized below.

        The 2017 Equity Incentive Plan will permit us to make grants of options, shares appreciation rights, restricted share units, restricted shares, unrestricted shares, dividend equivalent rights, cash-based awards, performance-based awards and other equity-based awards, including LTIP units of our operating partnership, or any combination of the foregoing. We have initially reserved common shares for the issuance of awards under the 2017 Equity Incentive Plan, which represent        % of our outstanding common shares immediately following this offering on a fully diluted basis.

        The number of shares reserved under the 2017 Equity Incentive Plan is also subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The shares we issue under the 2017 Equity Incentive Plan will be authorized but unissued shares or shares underlying awards that we reacquire under the 2017 Equity Incentive Plan. The common shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of shares, expire or are otherwise terminated (other than by exercise) under the 2017 Equity Incentive Plan are added back to the shares available for issuance under the 2017 Equity Incentive Plan.

        The 2017 Equity Incentive Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2017 Equity Incentive Plan. Persons eligible to participate in the 2017 Equity Incentive Plan will be those full or part-time officers, employees, non-employee trustees, consultants and other key persons as selected from time to time by our compensation committee in its discretion.

        The 2017 Equity Incentive Plan will permit the granting of both options to purchase common shares intended to qualify as incentive options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common shares on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine the vesting conditions for each option.

        Our compensation committee may award shares appreciation rights subject to such conditions and restrictions as it may determine. Shares appreciation rights entitle the recipient to common shares equal to the value of the appreciation in our shares price over the exercise price. The exercise price of a shares appreciation right may not be less than 100% of fair market value of our common shares on the date of grant and the term of each share appreciation right may not exceed ten years.

        Our compensation committee may award restricted shares and restricted shares units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee also may grant common shares that are free from any restrictions under the 2017 Equity Incentive Plan. Unrestricted shares may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

        Our compensation committee may grant performance share awards to participants, which entitle the recipient to receive shares upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified number of common shares.

        Our compensation committee may grant cash bonuses under the 2017 Equity Incentive Plan to participants, subject to the achievement of certain performance goals.

        Under the 2017 Equity Incentive Plan, we may use LTIP units of our operating partnership as a form of share-based award that may be subject to time-based vesting or performance-based vesting. Unless our compensation committee provides otherwise, prior to vesting, recipients of LTIP units will be entitled to receive per unit distributions equal to one-tenth (10%) of the regular quarterly distributions payable on a common units, but will not be entitled to receive any special distributions. Distributions with respect to the other nine-tenths (90%) of regular quarterly distributions payable on a common unit will accrue but shall only become payable upon vesting of the LTIP unit. LTIP units are designed to qualify as "profits interests" in our operating partnership for federal income tax purposes. As a general matter, the profits interests characteristics of the LTIP units mean that initially they will not be economically equivalent in value to a common unit. If and when events specified by applicable tax regulations occur, LTIP units can over time increase in value up to the point where they are equivalent to common units on a one-for-one basis. After LTIP units are fully vested, and to the extent the special tax rules applicable to profits interests have allowed them to become equivalent in value to common units, LTIP units may be converted on a one-for-one basis into common units. common units in turn have a one-for-one relationship in value with our company's common shares, and are redeemable on a one-for-one basis for cash or, at the election of our company, our company's common shares. Each LTIP unit awarded is deemed equivalent to an award of one share of common shares reserved under the 2017 Equity Incentive Plan, reducing availability for other equity awards on a one-for-one basis. In the future, we may issue LTIP units with economic characteristics comparable to options on our shares.

        Our compensation committee may grant awards of restricted shares, restricted shares, performance shares or cash-based awards under the 2017 Equity Incentive Plan that are intended to qualify as "performance based compensation" under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is            common shares with respect to a shares-based award and $             million with respect to a cash-based award.

        Our board of trustees may amend or discontinue the 2017 Equity Incentive Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2017 Equity Incentive Plan require the approval of our shareholders.

        No awards may be granted under the 2017 Equity Incentive Plan after the date that is ten years from the date of shareholder approval of the 2017 Equity Incentive Plan and no incentive options may be granted after the date that is ten years from the date on which our board of trustees adopts the 2017 Equity Incentive Plan. No awards under the 2017 Equity Incentive Plan have been made prior to the date hereof.

Proposed Long-Term Incentive Plan

        We also expect our compensation committee to consider the adoption of a long-term incentive plan upon the completion of this offering. This plan will provide for the issuance of a number of performance LTIP units up to        % of our outstanding common shares on a fully diluted basis, which will be earned subject to our achievement of absolute and relative total shareholder return over a three-year performance period. The performance LTIP units will be issued pursuant to our 2017 Equity Incentive Plan. The number of performance LTIP units that will vest will range from zero to the entire number of performance LTIP units awarded to the executive officer. During the performance period, the holder of performance LTIP units will receive the same distributions on LTIP units described above. Any performance LTIP units that are not earned, and therefore do not vest, at the end of the three-year performance period will be cancelled. Any performance LTIP units that are earned upon the conclusion of the three-year performance period shall vest 50% immediately (within 30 days of program conclusion), 25% one year thereafter and 25% two years thereafter, subject to continued employment.

Tax Considerations

        Deductibility of Executive Compensation.    Our compensation committee's policy is to consider the tax treatment of compensation paid to our executive officers while simultaneously seeking to provide our executives with appropriate rewards for their performance. Under Section 162(m) of the Code, a publicly held corporation may not deduct compensation of more than $1 million paid to any "covered employee" in any year unless the compensation qualifies as "performance-based compensation" within the meaning of Section 162(m). We expect Section 162(m) to have limited impact on our company for a number of reasons. First, as a newly public company, certain compensation payable by us to our executive officers during a transition period that may extend until the annual meeting of shareholders that occurs in the fourth calendar year after our initial public offering may be exempt from the cap on deduction imposed by Section 162(m) under a special transition rule provided by the regulations promulgated under Section 162(m). Second, based on our interpretation of certain private letter rulings, it is our position that compensation payable to our executive officers that is attributable to services for our operating partnership is not subject to Section 162(m) as our operating partnership is not a "publicly held corporation" within the meaning of Section 162(m). Third, because we believe we will qualify as a REIT under the Code, we expect to generally distribute at least 100% of our net taxable income each year and therefore do not expect to pay U.S. federal income tax. As a result, and based on the level of cash compensation expected to be payable to our executive officers, the possible loss of a U.S. federal tax deduction would not be expected to have a material impact on us. Accordingly, we do not expect Section 162(m) to have a significant impact on our compensation committee's compensation decisions for our executive officers.

        Section 409A of the Code.    Section 409A of the Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting Standards

        Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives. ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of equity awards under the 2017 Equity Incentive Plan will be accounted for under ASC Topic 718.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering and the formation transactions, we do not anticipate that any of our executive officers will serve as a member of a board of trustees or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of trustees or compensation committee.

Trustee Compensation

        We intend to approve and implement a competitive compensation program for our non-employee trustees that may consist of one or more of the following: annual retainer fees, equity awards and attendance fees (by phone or in person), as well as other forms of compensation. We also will reimburse each of our trustees for his or her travel expenses incurred in connection with his or her attendance at full board of trustees and committee meetings.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of common shares and common shares into which common units are exchangeable immediately following the completion of this offering and the formation transactions for (i) each person who is expected to be the beneficial owner of 5% or more of our outstanding common shares immediately following the completion of this offering, (ii) each of our trustees, trustee nominees and executive officers, and (iii) all of our trustees, trustee nominees and executive officers as a group. This table assumes that this offering and the formation transactions are completed, and gives effect to the expected issuance of common shares and common units in connection with this offering and the formation transactions. Each person named in the table has sole voting and investment power with respect to all of the common shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

        The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are exercisable as of                        , 2017 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Unless otherwise indicated, the address of the shareholders listed below is c/o Workspace Property Trust, 700 Dresher Road, Suite 150, Horsham, Pennsylvania 19044.

Name of Beneficial Owner	Number of Shares and Common Units Beneficially Owned	Percentage of All Shares(1)		Percentage of All Shares and Common Units(2)
Thomas A. Rizk			%		%
Roger W. Thomas			%		%
Michael Gervasio			%		%
Anthony Nichols			%		%
Christopher Eckerd			%		%
			%		%
All trustees, trustee nominees and executive officers as a group ( persons)			%		%

(1)
Assumes                    common shares are outstanding immediately following this offering. The total number of common shares outstanding used in calculating this percentage assumes that none of the common units held by other persons are exchanged for our common shares.

(2)
Assumes a total of                    common shares and common units are outstanding.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

        Prior to or concurrently with the completion of this offering, our operating partnership and its affiliates will engage in a series of transactions intended to establish our operating structure. Prior to completion of the formation transactions, certain of our executive officers and trustees (or their affiliates) owned interests in the entities comprising our predecessor. In exchange for their direct or indirect interests in our predecessor, certain of our executive officers and trustees (or their respective affiliates) will receive an aggregate common shares and common units as a result of the formation transactions (based on the midpoint of the price range set forth on the front cover of this prospectus). The following table sets forth the consideration to be received by each of these executive officers and trustees (or their respective affiliates) in the formation transactions (based on the midpoint of the price range set forth on the front cover of this prospectus):

Name	Relationship With Us	Number of Shares Received in Formation Transactions	Number of Common Units Received in the Formation Transactions	Total Value of Formation Transactions Consideration
Thomas A. Rizk	Chairman, Chief Executive Officer			$
Roger W. Thomas	President and Chief Operating Officer			$

        The actual value of the consideration to be paid by us in the formation transactions, in the form of common shares or common units, ultimately will be determined at pricing based on the initial public offering price of our common shares. For more information regarding the formation transactions and the determination of the public offering price for our common shares, see "Structure and Formation of Our Company."

Incentive Awards—2017 Equity Incentive Plan

        In connection with this offering and the formation transactions, we expect to adopt a cash and equity-based incentive award plan for our full or part-time officers, employees, non-employee trustees, consultants and other key persons as selected from time to time by our compensation committee in its discretion. We expect that an aggregate of common shares and common units will be available for issuance under awards granted pursuant to our equity incentive plan. Upon completion of this offering, we intend to grant an aggregate of                   equity-based awards, subject to certain vesting requirements, to our executive officers, non-employee trustees and eligible employees. See "Executive and Trustee Compensation—Equity Incentive Plan."

Partnership Agreement

        In connection with the completion of this offering, we will enter into an amended and restated partnership agreement with the various persons receiving common units in the formation transactions, including Thomas A. Rizk, Roger W. Thomas and certain other trustees (or their affiliates) of our company. See "Description of the Partnership Agreement of Workspace Property Trust, L.P." Upon completion of this offering and the formation transactions, Messrs. Rizk and Thomas and our other trustees will beneficially own        % of the outstanding common units on a fully diluted basis (or        % if the underwriters exercise their over-allotment option in full). See "Pricing Sensitivity Analysis."

        Pursuant to the partnership agreement, limited partners of our operating partnership and some assignees of limited partners will have the right, beginning 14 months after first becoming a holder of common units, to require our operating partnership to redeem part or all of their common units for cash equal to the then-current market value of an equal number of our common shares (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their common units for common shares on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our shares set forth in our declaration of trust and described under the section entitled "Description of Shares—Restrictions on Ownership and Transfer."

        The partnership agreement of our operating partnership also provides that we, as general partner, are indemnified to the extent provided therein. The partnership agreement further provides that our trustees, officers, employees, agents and designees are indemnified to the extent provided therein.

Employment Agreements

        We expect to enter into employment agreements with certain of our executive officers that will take effect upon completion of this offering. For a description of the terms of these employment agreements, see "Executive and Trustee Compensation—Employment Agreements."

Registration Rights

        We expect to enter into registration rights agreements with the entities and individuals receiving our common shares and common units in the formation transactions, including certain of our executive officers and trustees. See "Shares Eligible for Future Sale—Registration Rights."

Indemnification Agreements

        Effective upon completion of this offering, our declaration of trust and bylaws will provide for certain indemnification rights for our trustees and officers, and we expect to enter into indemnification agreements with each of our executive officers, trustees and trustee nominees, whereby we will agree to indemnify our executive officers, trustees and trustee nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions. See "Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws—Limitation of Liability and Indemnification."

Review and Approval of Future Transaction with Related Persons

        Upon completion of this offering, we expect our board of trustees to adopt a Related Person Transaction Approval and Disclosure Policy for the review, approval or ratification of any related person transaction. We expect this policy to provide that all related person transactions, other than a transaction for which an obligation to disclose under Item 404 of Regulation S-K (or any successor provision) arises solely from the fact that a beneficial owner, other than affiliates of our predecessor, of more than 5% of a class of Workspace Property Trust's voting securities (or an immediate family member of any such beneficial owner) has an interest in the transaction, must be reviewed and approved by a majority of the disinterested trustees on our board of trustees in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related person transaction, the approval requirement will be satisfied if such transaction is ratified by a majority of the disinterested trustees on the board of trustees promptly after we recognize that such transaction constituted a related person transaction. Disinterested trustees are trustees that do not have a personal financial interest in the transaction that is adverse to our financial interest or that of our shareholders. The term "related person transaction" refers to a transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC.

 POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

        The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of trustees and, in general, may be amended or revised from time to time by our board of trustees without a vote of our shareholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

        Following the completion of this offering, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. Our investment objectives are to generate attractive risk-adjusted returns for our shareholders over the long term through dividends and capital appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see "Business and Properties."

        We intend to pursue our investment objectives primarily through the ownership and operation, directly or indirectly, by our operating partnership of the properties that we will own following the formation transactions. Future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase, develop or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

        We also may participate with third parties in property ownership, through joint ventures, private equity real estate funds or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common shares, common units, preferred shares or options to purchase shares. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

        Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will be required prior to the payment of any dividends with respect to our common shares. Investments also are subject to our policy not to fall within the definition of an "investment company" under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Debt

        While our portfolio consists of, and our business objectives emphasize, equity investments in office and flex properties, we may, at the discretion of our board of trustees and without a vote of our shareholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in senior or subordinated mortgages secured by office or flex properties or senior or subordinated mezzanine loans secured by the equity in owners of office or flex properties.

However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment. We intend to make any such debt investments in a manner that is consistent with our qualification as a REIT.

Securities of, or Interests in, Persons Primarily Engaged in Real Estate Activities and Other Issuers

        We may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives and our qualification as a REIT. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities, subject to applicable REIT requirements. We have no current plans to invest in entities that are not engaged in real estate activities.

Investments in Other Securities

        Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

        We may dispose of some of our properties if, based upon management's periodic review of our portfolio, our board of trustees determines that such action would be in the best interests of us and our shareholders. Any proposed disposition also will be analyzed in light of the "prohibited transaction" rules applicable to REITs as more fully described below.

Financings and Leverage Policy

        Upon completion of this offering, we may use significant amounts of cash to repay indebtedness. Other uses of proceeds from this offering are described in greater detail under "Use of Proceeds" elsewhere in this prospectus.

        Our declaration of trust and bylaws do not limit the amount of debt that we may incur and our board of trustees has not adopted a policy limiting the total amount of debt that we may incur. We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds to make investments, to refinance existing debt, to make tenant or other capital improvements or for general corporate purposes, including acquisitions. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates.

        Our board of trustees will consider a number of factors in evaluating the amount of debt that we may incur. If our board of trustees adopts a policy limiting the total amount of debt that we may incur, our board of trustees may from time to time modify such policy in light of then current economic conditions, relative costs of debt and equity capital, cash flows and market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common shares, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our shareholders, and we are not restricted by our governing documents in the amount of leverage that we may use.

        We may change our investment strategies and policies and our other policies without obtaining the approval of shareholders. We will report any change in our investment strategy and policies on Form 8-K in accordance with the time periods required under General Instruction B(1) of Form 8-K.

Lending Policies

        We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. Any loan we make will be consistent with our qualification as a REIT.

Equity Capital Policies

        To the extent that our board of trustees determines to obtain additional capital, we may issue equity securities, including through the issuance of senior securities, retain earnings subject to provisions in the Code requiring distributions of income to maintain REIT qualification or pursue a combination of these methods. We also may issue preferred units of limited partnership interest in our operating partnership that could have distribution, liquidation and other rights and preferences that are senior to those of our common units and therefore structurally senior to those of our common shares. As long as our operating partnership is in existence, we will generally contribute the proceeds from all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

        Existing shareholders will have no preemptive rights to common or preferred shares or common or preferred units issued in any securities offering by us, and any such offering might cause a dilution of a shareholder's investment in us. We may in the future issue common shares or units in our operating partnership in connection with acquisitions of property.

        We may, under certain circumstances and subject to there being funds legally available, purchase common shares or other securities in the open market or in private transactions with our shareholders, provided that those purchases are approved by our board of trustees and subject to compliance with federal securities laws. Our board of trustees has no present intention of causing us to repurchase any common shares or other securities, and any such action would only be taken in conformity with applicable federal and state laws and in a manner consistent with our qualification as a REIT.

Conflict of Interest Policies

        Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other.

        Conflicts of interest also may exist or could arise in the future in connection with transactions between us and a trustee or officer or between us and any other corporation or other entity in which any of our trustees or officers is a trustee or has a material financial interest. Pursuant to the MGCL, a contract or other transaction between us and a trustee or officer or between us and any other corporation or other entity in which any of our trustees or officers is a trustee or has a material financial interest is not void or voidable solely on the grounds of such common trusteeship or interest, the presence of such trustee at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the trustee's vote in favor thereof, provided that:

  •
  the fact of the common trusteeship or interest is disclosed or known to our board of trustees or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested trustees, even if the disinterested trustees constitute less than a quorum;

  •
  the fact of the common trusteeship or interest is disclosed or known to our shareholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the shareholders entitled to vote other than the votes of shares owned of record or beneficially by the interested trustee or corporation, firm or other entity; or

  •
  the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

        We intend to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our trustees or executive officers or any entity in which such trustee or executive officer is a director or has a material financial interest, on the other hand, be approved by the affirmative vote of a majority of our disinterested trustees even if less than a quorum. Where appropriate, in the judgment of the disinterested trustees, our board of trustees may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of trustees will have no obligation to do so. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders. In addition, our declaration of trust and bylaws do not restrict any of our trustees, officers, shareholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct.

Policies With Respect To Other Activities

        We will have authority to offer common shares, preferred shares, options to purchase shares or other securities in exchange for property and to repurchase or otherwise acquire our common shares or any other securities issued by us in the open market or otherwise, and we may engage in such activities in the future. As described in "Description of the Partnership Agreement of Workspace Property Trust, L.P.," we expect, but are not obligated, to issue common shares to holders of common units upon exercise of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, the formation transactions and employment agreements, we have not issued common shares, units or any other securities in exchange for property or any other purpose, and our board of trustees has no present intention of causing us to repurchase any common shares, common units or other securities. Our declaration of trust authorizes our board of trustees, without shareholder approval, to (a) amend our declaration of trust to increase or decrease the aggregate number of authorized shares of our company or the number of shares of any class or series that our company has authority to issue; (b) authorize us to issue additional shares, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, the board of trustees deems appropriate; and (c) to classify and reclassify unissued shares by setting or changing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption. See "Description of Shares." We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership. At all times, we intend to make investments in a manner consistent with our qualification as a REIT, unless, because of circumstances or changes in the Code, or the Treasury Regulations, our board of trustees determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

        We intend to make available to our shareholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Structure

Overview

        We were formed as a Maryland real estate investment trust in June 2017, and we intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2017. Prior to or concurrently with the completion of this offering, Workspace Property Trust, L.P., our operating partnership, and its affiliates will engage in a series of transactions intended to establish our operating structure.

Our Operating Partnership

        Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for common units. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully under "Description of the Partnership Agreement of Workspace Property Trust, L.P." Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership.

        After the later to occur of (i) 12 months from the date of issuance of common units or (ii) the first business day of the first calendar month after the 12-month anniversary of the completion of this offering, each limited partner and some assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner or assignee in exchange for a cash, based upon the value of an equivalent number of common shares at the time of the redemption, or, at our election, common shares on a one-for-one basis, determined in accordance with and subject to adjustment under the partnership agreement and the restrictions on ownership and transfer of our common shares set forth in our declaration of trust and described under the section entitled "Description of Shares—Restrictions on Ownership and Transfer." Each redemption of common units will increase our percentage ownership interest in our operating partnership and our share of its cash distributions and profits and losses. See "Description of the Partnership Agreement of Workspace Property Trust, L.P."

Formation Transactions

        Prior to or concurrently with the completion of this offering, our operating partnership and its affiliates will engage in a series of transactions intended to establish our operating structure. We refer to these transactions, which are described below, as our formation transactions.

  •
  Workspace Property Trust was formed as a Maryland real estate investment trust in June 2017. We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2017.

  •
  Workspace RVFP, L.P., the general partner of our operating partnership, which we refer to as the predecessor general partner, will distribute to its partners certain partnership interests in our operating partnership.

  •
  The predecessor general partner will be merged with and into Workspace Property Trust, with Workspace Property Trust surviving and succeeding as the general partner of our operating partnership, and the owners of the predecessor general partner will receive common shares in exchange for their interests in the predecessor general partner.

  •
  Entities that own Workspace Property Management, L.P., which provides property management services and certain other services to our operating partnership and which we refer to as Workspace Property Management, will contribute to our operating partnership their partnership interests in Workspace Property Management in exchange for common units.

  •
  The entity that owns RV PM GP, LLC, which is the general partner of Workspace Property Management, will contribute to our operating partnership its membership interests in RV PM GP, LLC in exchange for common units, and RV PM GP, LLC will elect to be treated as a TRS for U.S. federal income tax purposes in order to cause Workspace Property Management to continue to be treated as a partnership for U.S. federal income tax purposes.

  •
  The existing partnership interests in our operating partnership will be converted into common units in our operating partnership.

  •
  The limited partnership agreement of our operating partnership will be amended and restated.

  •
  We will sell            common shares (or            common shares if the underwriters exercise their over-allotment option in full) in this offering and contribute the net proceeds of this offering to our operating partnership in exchange for common units.

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  We expect our operating partnership to use a portion of the net proceeds received from us to repay approximately $             million in outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition opportunities. See "Use of Proceeds."

        The issuance of common shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

Consequences of this Offering and the Formation Transactions

        The completion of this offering and the formation transactions will have the following consequences. All amounts are based on the mid-point of the price range set forth on the cover page of this prospectus.

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  We will be the sole general partner of our operating partnership, which indirectly owns, leases and operates all of our assets. We are a holding company and will conduct all of our operations through our operating partnership. We will not have, apart from our ownership of our operating partnership, any independent operations upon the completion of this offering.

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  Purchasers of common shares in this offering will own approximately            % of our outstanding common shares, or approximately             % on a fully diluted basis (            % of our outstanding common shares, or        % on a fully diluted basis, if the underwriters exercise their over-allotment option in full).

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  Our trustees, executive officers and employees will beneficially own approximately        % of our outstanding common shares or approximately            % of our company on a fully diluted basis (             % of our outstanding common shares, or            % on a fully diluted basis, if the underwriters exercise their over-allotment option in full).

  •
  Continuing investors who are not our trustees, executive officers or employees or their affiliates will beneficially own approximately         % of our outstanding common shares or approximately            % on a fully diluted basis (             % of our outstanding common shares, or            % on a fully diluted basis, if the underwriters exercise their over-allotment option in full).

  •
  We will contribute the proceeds from common shares sold by us in this offering to our operating partnership in exchange for a number of common units equal to the number of common shares that are issued in this offering.

  •
  We will own approximately            % of limited partnership interests in our operating partnership (            % of the interests if the underwriters exercise their over-allotment option in full).

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  We expect to have total consolidated indebtedness of approximately $             million.

  •
  The employees of Workspace Property Management will become employees of one of our subsidiaries.

Our Structure

        The following diagram depicts our ownership structure upon completion of this offering, based on the mid-point of the price range set forth on the cover page of this prospectus.

        Information set forth in the table above includes (i)         common shares to be issued in this offering, (ii)             common shares and             common units to be issued in connection with the formation transactions and (iii) equity-based awards to be granted to our executive officers, trustees

and eligible employees concurrently with the completion of this offering. Excludes (a)             common shares issuable upon the exercise in full of the underwriters' over-allotment option, (b)             common shares available for future issuance under our 2017 Equity Incentive Plan and (c)              common shares that may be issued, at our option, upon exchange of            common units to be issued in the formation transactions.

Determination of Offering Price

        Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined in consultation with the representatives of the underwriters. In determining the initial public offering price of our common shares, the representatives of the underwriters will consider, among other things, the history and prospects for the industry in which we compete, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price will not necessarily bear any relationship to the book value of our properties and assets, our financial condition or any other established criteria of value and may not be indicative of the market price for our common shares after this offering.

 PRICING SENSITIVITY ANALYSIS

        Throughout this prospectus, we provide certain information based on the assumption that we price our common shares at the midpoint of the price range set forth on the front cover of this prospectus. However, certain of this information will be affected if the actual price per share in this offering is different from that midpoint. In particular, the value of the common shares and common units to be paid to certain of our executive officers and trustees (or their affiliates) who owned interests in the entities comprising our predecessor will increase or decrease, respectively, as the initial public offering price increases or decreases above or below the mid-point of the range. Similarly, where our executive officers, non-employee trustees and eligible employees will receive a fixed amount of equity-based awards concurrently with the completion of this offering, the value of such equity-based awards will increase or decrease, respectively, as the initial public offering price increases or decreases above or below the mid-point of the range. The following table sets forth this information at low-, mid-and high-points of the range of prices set forth on the cover page of this prospectus:

Price per Share
	$		$		$
Formation Transactions
Number of common shares and common units to be issued to Thomas A. Rizk in the formation transactions
Value of common shares and common units to be issued to Thomas A. Rizk in the formation transactions	$		$		$
Number of common units to be issued to Roger W. Thomas in the formation transactions
Value of common shares and units to be issued to Roger W. Thomas in the formation transactions	$		$		$
Number of common shares and common units to be issued to and certain of its limited partners in the formation transactions
Value of common shares and common units to be issued to and certain of its limited partners in the formation transactions	$		$		$
Grants of Equity-Based Awards
Number of shares of restricted stock to be granted to Thomas A. Rizk
Number of shares of restricted stock to be granted to Roger W. Thomas
Number of shares of restricted stock to be granted to other trustees and eligible employees
Number of common shares remaining under the 2017 Equity Incentive Plan
Number of Shares and Common Units after this Offering and the Formation Transactions
Number of common shares to be issued and outstanding upon completion of this offering and the formation transaction(1)
Number of common units to be issued and outstanding upon completion of this offering and the formation transaction(1)
Equity Ownership Percentages after this Offering and the Formation Transactions (Fully Diluted)(1)
Percentage owned by public		%		%		%
Percentage beneficially owned by continuing investors other than executive officers and trustees
Percentage beneficially owned by executive officers and trustees

	100.0%		100.0%		100.0%

(1)
Assumes no exercise of the underwriters' over-allotment option.

DESCRIPTION OF SHARES

        The following is a summary of the terms of the shares of beneficial interest in of our company. While we believe that the following description covers the material terms of our shares, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our declaration of trust and bylaws and the relevant provisions of Maryland law for a more complete understanding of our shares. Copies of our declaration of trust and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See "Where You Can Find More Information."

General

        Our declaration of trust provides that we are authorized to issue up to            shares of beneficial interest (which we refer to in this section as the shares) consisting of            common shares, par value $0.01 per share, which are referred to in this prospectus as our "common shares", and            preferred shares, par value $0.01 per share, which are referred to in this prospectus as our "preferred shares". Upon completion of this offering,            common shares will be issued and outstanding and no preferred shares will be issued and outstanding.

        Our declaration of trust may be amended by our board of trustees, without shareholder approval, to increase or decrease the aggregate number of shares or the number of shares of any class or series. Our authorized common shares and preferred shares are generally available for future issuance without approval by our shareholders, unless such approval is required by the terms of any of our outstanding shares or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of trustees may classify and reclassify any unissued shares into other classes or series of shares, including one or more classes or series of shares that have priority over our common shares with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common shares, and authorize us to issue the newly classified shares. Before authorizing the issuance of shares of any new class or series, our board of trustees must set, subject to the provisions in our declaration of trust relating to the restrictions on ownership and transfer of our shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares.

        Both Maryland law and our declaration of trust provide that none of our shareholders will be personally liable, by reason of such shareholder's status as a shareholder, for any of our obligations.

        Our declaration of trust provides that, subject to the provisions of any class or series of shares then outstanding, our shareholders are entitled to vote only on the following matters: (i) election and removal of trustees; (ii) amendment of the declaration of trust (other than an amendment to increase or decrease the number of authorized shares or the number of shares of any class or series or to qualify as a REIT under the Code or as a real estate investment trust under Maryland law); (iii) our termination; (iv) a merger or consolidation of us, or the sale or other disposition of all or substantially all of our assets; and (v) such other matters with respect to which our board of trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification. Except with respect to these matters, no action taken by our shareholders at any meeting will bind our board of trustees.

Shares of Beneficial Interest

Common Shares

        All common shares issued in this offering have been duly authorized and, upon our receipt of the consideration therefor, will be fully paid and nonassessable. Subject to the restrictions on ownership and transfer of our shares discussed below under "—Restrictions on Ownership and Transfer" and the voting rights of holders of outstanding shares of any other class or series of our shares, holders of our common shares are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of trustees, and, except as provided with respect to any other class or series of our shares, the holders of our common shares will possess the exclusive voting power. Each of our trustees will be elected by a majority of the votes cast with respect to such trustee at any meeting of shareholders duly called and at which a quorum is present and trustees are to be elected, provided that in any contested election the trustees shall be elected by a plurality of the votes cast at any meeting of shareholders duly called and at which a quorum is present and trustees are to be elected. The holders of our common shares do not have cumulative voting rights in the election of trustees. This means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining shares will not be able to elect any trustees.

        Holders of our common shares are entitled to receive dividends if, as and when authorized by our board of trustees and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our shares having liquidation preferences, if any, the holders of our common shares will be entitled to share ratably in our remaining assets legally available for distribution. Holders of our common shares do not have preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to the common shares. Holders of our common shares will have no appraisal rights. All of our common shares that will be outstanding at the time of the completion of the offering will have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common shares will be subject to those of the holders of any of our preferred shares or any other class or series of shares we may authorize and issue in the future.

        Under Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust, consolidate, merge, convert, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by its board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the declaration of trust. As permitted by Maryland law, our declaration of trust provides that any of these actions may be approved by the affirmative vote of shareholders entitled to cast a majority of all of the votes entitled to be cast on the matter. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our shareholders.

Preferred Shares

        If we issue preferred shares, such shares will be, upon our receipt of the consideration therefor, fully paid and nonassessable. Prior to the issuance of a new class or series of preferred shares, we will file with the State Department of Assessments and Taxation of Maryland articles supplementary that will become part of our declaration of trust and that will set forth the terms of the new class or series of preferred shares.

Restrictions on Ownership and Transfer

        For us to qualify as a REIT (as defined in the Code), our shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as determined under the Code) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). This test is applied by "looking through" certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of our shares by individuals.

        Our declaration of trust contains certain restrictions on the number of shares of beneficial interest that a person may own, subject to certain exceptions. Our declaration of trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Aggregate Share Ownership Limit") in value of the aggregate of our outstanding shares of beneficial interest of all classes or series. In addition, our declaration of trust provides that any person is prohibited from acquiring or holding, directly or indirectly, in excess of 9.8% of our total outstanding common shares, in value or in number of shares, whichever is more restrictive (the "Common Share Ownership Limit"). Our declaration of trust further provides that (i) any person is prohibited from beneficially or constructively owning our shares of beneficial interest if such ownership would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (ii) any person is prohibited from transferring shares of our beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of beneficial interest that resulted in a transfer of shares to the Charitable Trust (as defined below), is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        If any transfer of our shares of beneficial interest occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest in us in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then our declaration of trust provides that the number of our shares of beneficial interest, the beneficial or constructive ownership of which otherwise would cause such person to be in excess of the applicable ownership limit (rounded up to the nearest whole share), will automatically be transferred to a trust (the "Charitable Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner will not acquire any rights in such shares. Such automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in our declaration of trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Charitable Trust will be issued and outstanding shares. Our declaration of trust provides that the Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Charitable Trust, may have no rights to dividends and may not possess any other rights attributable to the shares of beneficial interest held in the Charitable Trust. Our declaration of trust provides that the trustee of the Charitable Trust (the "Share Trustee") will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Charitable Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of beneficial interest have been transferred to the Charitable Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the

Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Charitable Trust for the Charitable Beneficiary. Our declaration of trust provides that the Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Charitable Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Charitable Trust, the Share Trustee will have the authority (at the Share Trustee's sole discretion) to (i) rescind as void any vote cast by a Prohibited Owner prior to the discovery by us that such shares have been transferred to the Share Trust and (ii) recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then our declaration of trust provides that the Share Trustee will not have the authority to rescind and recast such vote.

        Within 20 days after receiving notice from us that shares of beneficial interest have been transferred to the Charitable Trust, the Share Trustee will sell the shares of beneficial interest held in the Charitable Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the declaration of trust. Upon such sale, our declaration of trust provides that the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our declaration of trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the common shares held in the Charitable Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by us that shares of beneficial interest have been transferred to the Charitable Trust, such shares are sold by a Prohibited Owner, then our declaration of trust provides that (i) such shares will be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

        In addition, our declaration of trust provides that the shares of beneficial interest held in the Charitable Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We will have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Charitable Trust. Upon such a sale to us, our declaration of trust provides that the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

        Our declaration of trust provides that every owner of more than 5% (or such other percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including the common shares, is required to give written notice to us, within 30 days after the end of each taxable year, stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner must provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the requirement that we not be "closely held" within the meaning of Section 856(h) of the Code. In addition, our declaration of trust provides that each shareholder will upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        Our declaration of trust provides that our board of trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit and may establish or increase an excepted holder limit for such person (an "Excepted Holder"). However, our board of trustees may not grant such an exemption to any person if such exemption would result in us being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT (including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any of the gross income requirements imposed on REITs). The person seeking an exemption must represent to the satisfaction of our board of trustees that it will not violate the aforementioned restrictions.

        In each case, with respect to any exemption, the person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares causing such violation to a Charitable Trust. Our board of trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to our board of trustees, in its sole discretion, in order to determine or ensure our status as a REIT.

        Our declaration of trust provides that the sole purpose of the restrictions on ownership and transfer described above is to preserve our status as a REIT under the Code. Nevertheless, the restrictions on ownership and transfer described above could delay, defer or prevent a change in control of us or other transaction that might involve a premium over the then prevailing market price for the common shares or other attributes that the shareholders may consider to be desirable.

Listing

        We intend to apply to list our common shares on the NYSE under the symbol "WSPT."

Transfer Agent and Registrar

        We expect the transfer agent and registrar for our common shares to be                    .

 DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF WORKSPACE PROPERTY TRUST, L.P.

        Although the following summary describes the material terms and provisions of the Second Amended and Restated Agreement of Limited Partnership of Workspace Property Trust, L.P., which we refer to as the "partnership agreement," it is not a complete description of the Delaware Revised Uniform Limited Partnership Act or the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is available from us upon request. See "Where You Can Find More Information." For purposes of this section, references to "we," "our," "us" and "our company" refer to Workspace Property Trust.

General

        Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries. We are the sole general partner of our operating partnership and, upon completion of this offering, the formation transactions and the other transactions described in this prospectus,            common units will be outstanding and we will own        % of the outstanding common units. In connection with the formation transactions, we will enter into the partnership agreement. Our operating partnership is also authorized to issue a class of units of partnership interest designated as LTIP units, which have the terms described below. The provisions of the partnership agreement described below and elsewhere in the prospectus will be in effect after the completion of this offering and the formation transactions. We do not intend to list the common units on any exchange or any national market system.

        Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some shareholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of trustees. These provisions include, among others:

  •
  redemption rights of limited partners and certain assignees of common units;

  •
  transfer restrictions on units and other partnership interests;

  •
  a requirement that we may not be removed as the general partner of our operating partnership without our consent;

  •
  our ability in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that we may determine, in either case, without the approval or consent of any limited partner; and

  •
  the rights of the limited partners to consent to certain direct or indirect transfers of our interest in our operating partnership, including in connection with certain mergers, consolidations and other business combinations involving us, recapitalizations and reclassifications of our outstanding stock and issuances of our stock that require approval of our shareholders.

Purpose, Business and Management

        Our operating partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act. Our operating partnership may enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement and may own interests in any entity engaged in any business permitted by or under the Delaware Revised Uniform Limited Partnership Act. However, our operating partnership may not, without our specific consent, which we may give or withhold in our sole and absolute discretion, take, or refrain from taking, any action that, in our judgment, in our sole and absolute discretion:

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  could adversely affect our ability to continue to qualify as a REIT;

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  could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

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  could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or our operating partnership.

        In general, our board of trustees will manage the business and affairs of our operating partnership by directing our business and affairs, in our capacity as the sole general partner of our operating partnership. Except as otherwise expressly provided in the partnership agreement and subject to the rights of holders of any class or series of partnership interest, all management powers over the business and affairs of our operating partnership are exclusively vested in us, in our capacity as the sole general partner of our operating partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over our operating partnership's business, transact any business in our operating partnership's name or sign documents for or otherwise bind our operating partnership. We may not be removed as the general partner of our operating partnership, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion. In addition to the powers granted to us under applicable law or any provision of the partnership agreement, but subject to certain rights of holders of any class or series of partnership interest, we, in our capacity as the general partner of our operating partnership, have the full and exclusive power and authority to do all things that we deem necessary or desirable to conduct the business and affairs of our operating partnership, to exercise or direct the exercise of all of the powers of our operating partnership and to effectuate the purposes of our operating partnership without the approval or consent of any limited partner. We may authorize our operating partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as we determine to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, we may execute, deliver and perform agreements and transactions on behalf of our operating partnership without the approval or consent of any limited partner.

Restrictions on General Partner's Authority

        The partnership agreement prohibits us, in our capacity as general partner, from taking any action that would make it impossible to carry out the ordinary business of our operating partnership or performing any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided under the partnership agreement. We may not, without the prior consent of the partners of our operating partnership (including us), amend, modify or terminate the partnership agreement, except for certain amendments that we may approve without the approval or consent of any limited partner, described in "—Amendment of the Partnership Agreement," and certain amendments described below that require the approval of each affected partner. We may not, in our capacity as the general partner of our operating partnership, without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us):

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  take any action in contravention of an express provision or limitation of the partnership agreement;

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  transfer of all or any portion of our general partnership interest in our operating partnership or admit any person as a successor general partner, subject to the exceptions described in "—Transfers and Withdrawals—Restrictions on Transfers by the General Partner"; or

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  voluntarily withdraw as the general partner.

        Without the consent of each affected limited partner, we may not enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or our operating partnership from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a limited partner from exercising its redemption rights in full. For the avoidance of doubt, because we have the right to elect to acquire common units tendered for redemption in exchange for common shares, the approval of the limited partners generally should not be required in order for us or our operating partnership to enter into loan agreements which conditionally restrict our operating partnership from redeeming common units for cash. In addition to any approval or consent required by any other provision of the partnership agreement, we may not, without the consent of each affected partner, amend the partnership agreement or take any other action that would:

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  convert a limited partner interest into a general partner interest;

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  modify the limited liability of a limited partner;

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  alter the rights of any partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except to the extent permitted by the partnership agreement in connection with the creation or issuance of any new class or series of partnership interest;

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  alter or modify the redemption rights of holders of common units or the related definitions specified in the partnership agreement;

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  remove, alter or amend certain provisions of the partnership agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Sections 857 or 4981 of the Code; or

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  amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above.

Additional Limited Partners

        We may cause our operating partnership to issue additional units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including:

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  upon the conversion, redemption or exchange of any debt, units or other partnership interests or securities issued by our operating partnership;

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  for less than fair market value; or

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  in connection with any merger of any other entity into our operating partnership.

        The net capital contribution need not be equal for all limited partners. We may cause our operating partnership to issue LTIP units for no consideration. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person's ownership of any tenant of us or our operating partnership and the number of persons that may, as a result of such person's admission as a limited partner, be treated as directly or indirectly owning an interest in our operating partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner is required in connection with the admission of any additional limited partner.

        The partnership agreement authorizes our operating partnership to issue common units and LTIP units, and our operating partnership may issue additional partnership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

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  the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

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  the right of each such class or series of partnership interest to share, on a junior, preferred or pari passu basis, in distributions;

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  the rights of each such class or series of partnership interest upon dissolution and liquidation of our operating partnership;

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  the voting rights, if any, of each such class or series of partnership interest; and

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  the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

Ability to Engage in Other Businesses; Conflicts of Interest

        We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.

Distributions

        Our operating partnership will make distributions at such times and in such amounts, as we may in our sole and absolute discretion determine:

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  first, with respect to any partnership interests that are entitled to any preference in distribution, in accordance with the rights of the holders of such class(es) or series of partnership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and

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  second, with respect to any partnership interests that are not entitled to any preference in distribution, including the common units and, except as described below under "—Special Allocations and Liquidating Distributions on LTIP Units" with respect to liquidating distributions and as may be provided in the 2017 Equity Incentive Plan or any other incentive award plan, or any applicable award agreement, the LTIP units, in accordance with the rights of the holders of such class(es) or series of partnership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.

        Distributions payable with respect to any units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than units issued to us in connection with the issuance of common shares, will be prorated based on the portion of the period that such units were outstanding.

Allocations

        Except for the special allocations to holders of LTIP units described below under "Special Allocations and Liquidating Distributions on LTIP Units," and subject to the rights of the holders of any other class or series of partnership interest, net income or net loss of our operating partnership will generally be allocated to us, as the general partner, and to the limited partners in accordance with the partners' respective percentage ownership of the aggregate outstanding common units and LTIP units. Allocations to holders of a class or series of partnership interest will generally be made proportionately to all such holders in respect of such class or series. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations. See "Material U.S. Federal Income Tax Considerations—Tax Aspects of Workspace Property Trust, L.P."

Special Allocations and Liquidating Distributions on LTIP Units

        A partner who receives units from the partnership has an initial capital account balance that is equal to the amount the partner paid (or contributed to our operating partnership) for its units and is subject to subsequent adjustments, including as the result of allocations of the partner's share of income or loss of our operating partnership. Because a holder of LTIP units generally will not pay for the LTIP units, the initial capital account balance attributable to such LTIP units will be zero. However, the partnership agreement provides that holders of LTIP units will receive special allocations of income in the event of a sale or "hypothetical sale" of the assets of our operating partnership, prior to the allocation of income to us or other holders of common units with respect to our or their common units. Such income will be allocated to holders of LTIP units to the extent necessary to cause the capital account of a holder of LTIP units to be economically equivalent to our capital account with respect to an equal number of common units. The term "hypothetical sale" does not refer to an actual sale of our operating partnership's assets, but refers to certain adjustments to the value of our operating partnership's assets and the partners' capital account balances, determined as if there had been a sale of such assets at their fair market value, as required by applicable Treasury Regulations. Further, we may delay or accelerate allocations to holders of LTIP units, or adjust the allocation of income or loss among the holders of LTIP units, so that, for the year during which each LTIP unit's distribution participation date falls, the ratio of the income and loss allocated to the LTIP unit to the total amounts distributed with respect to each such LTIP unit is more nearly equal to the ratio of the income and loss allocated to our common units to the amounts distributed to us with respect to our common units.

        Because distributions upon liquidation of our operating partnership will be made in accordance with the partners' respective capital account balances, not numbers of units, LTIP units will not have full parity with common units with respect to liquidating distributions until the special allocations of income to the holders of LTIP units in the event of a sale or "hypothetical sale" of our operating partnership's assets causes the capital account of a holder of LTIP units to be economically equivalent to our capital account with respect to an equal number of common units. To the extent that there is not sufficient income to allocate to an LTIP unitholder's capital account to cause such capital account to become economically equivalent to our capital account with respect to an equal number of common units, or if such a sale or "hypothetical sale" does not occur, the holder's LTIP units will not achieve parity with common units with respect to liquidating distributions.

Borrowing by Our Operating Partnership

        We may cause our operating partnership to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of our operating partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of our operating partnership.

Reimbursements of Expenses; Transactions with General Partner and its Affiliates

        We will not receive any compensation for our services as the general partner of our operating partnership. We have the same right to distributions as other holders of common units. In addition, our operating partnership must reimburse us for all amounts expended by us in connection with our operating partnership's business, including expenses relating to the ownership of interests in and management and operation of our operating partnership, compensation of officers and employees, including payments under future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees or employees of our operating partnership will receive payments based upon dividends on or the value of our common shares, trustee fees and expenses, any expenses (other than the purchase price) incurred by us in connection with the redemption or repurchase of shares of our preferred stock and our costs and expenses of being a public company, including costs of filings with the SEC, reports and other distributions to our shareholders. Our operating partnership must reimburse us for all expenses incurred by us relating to any offering of our stock, including any underwriting discounts or commissions, based on the percentage of the net proceeds from such issuance that we contribute or otherwise make available to our operating partnership. Any reimbursement will be reduced by the amount of any interest we earn on funds we hold on behalf of our operating partnership.

        We and our affiliates may engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

Exculpation and Indemnification of General Partner

        The partnership agreement provides that we are not liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no such obligation or liability will be personally binding upon any of our trustees, shareholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our trustees or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission. We, as the general partner of our operating partnership, are not responsible for any misconduct or negligence on the part of our officers, employees, representatives or agents, provided that we appoint such employees or agents in good faith. We, as the general partner of our operating partnership, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers architects, engineers, environmental consultants and other consultants and advisers, and any action that we take or omit to take in reliance upon the opinion of such persons, as to matters which we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

        In addition, the partnership agreement requires our operating partnership to indemnify us, our trustees and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, reasonable attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Business Combinations of Our Operating Partnership

        Subject to the limitations on the transfer of our interest in our operating partnership described in "—Transfers and Withdrawals—Restrictions on Transfers by the General Partner," we generally have the exclusive power to cause our operating partnership to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. However, in connection with the acquisition of properties from persons to whom our operating partnership issues units or other partnership interests as part of the purchase price, in order to preserve such persons' tax deferral, our operating partnership may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Qualifying Parties

        After the later to occur of (i) 12 months from the date of issuance of common units, or (ii) the first business day of the first calendar month after the 12-month anniversary of the completion of this offering, each limited partner and some assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner or assignee in exchange for a cash amount per common unit equal to the value of one common share, determined in accordance with and subject to adjustment under the partnership agreement. Our operating partnership's obligation to redeem common units does not arise and is not binding against our operating partnership until the sixth business day after we receive the holder's notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption. If we do not elect to acquire the common units tendered for redemption in exchange for common shares (as described below), our operating partnership must deliver the cash redemption amount on or before the tenth business day after we receive the holder's notice of redemption.

        On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in "Description of Shares—Restrictions on Ownership and Transfer," elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for common shares, based on an exchange ratio of one common share for each common unit, subject to adjustment as provided in the partnership agreement. The holder of the common units tendered for redemption must provide certain information, certifications, representations, opinions and other instruments to ensure compliance with the restrictions on ownership and transfer of our stock set forth in our charter and the Securities Act. The partnership agreement does not require us to register, qualify or list any common shares issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange. Common shares issued in exchange for common units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws.

Transfers and Withdrawals

Restrictions on Transfers by Limited Partners

        Until the date that is the later to occur of (i) 12 months from the date of issuance of a partnership interest or (ii) the first business day of the first calendar month after the 12-month anniversary of the completion of this offering, the limited partner generally may not directly or indirectly transfer all or any portion of its partnership interest without our consent, which we may give or withhold in our sole and absolute discretion, except for certain permitted transfers to certain affiliates, family members and charities, and certain pledges of partnership interests to lending institutions in connection with bona fide loans.

        After the later to occur of (i) 12 months from the date of issuance of common units, or (ii) the first business day of the first calendar month after the 12-month anniversary of the completion of this offering, the limited partner will have the right to transfer all or any portion of its partnership interest without our consent to any person that is an "accredited investor," within the meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal. Unless waived by us in our sole and absolute discretion, a transferring limited partner must also deliver an opinion of counsel reasonably satisfactory to us that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any state securities laws or regulations applicable to our operating partnership or the partnership interest proposed to be transferred. We may exercise our right of first refusal in connection with a proposed transfer by a limited partner within ten business days of our receipt of notice of the proposed transfer, which must include the identity and address of the proposed transferee and the amount and type of consideration proposed to be paid for the partnership interest. We may deliver all or any portion of any cash consideration proposed to be paid for a partnership interest that we acquire pursuant to our right of first refusal in the form of a note payable to the transferring limited partner not more than 180 days after our purchase of such partnership interest.

        Any transferee of a limited partner's partnership interest must assume by operation of law or express agreement all of the obligations of the transferring limited partner under the partnership agreement with respect to the transferred interest, and no transfer (other than a transfer pursuant to a statutory merger or consolidation in which the obligations and liabilities of the transferring limited partner are assumed by a successor corporation by operation of law) will relieve the transferring limited partner of its obligations under the partnership agreement without our consent, which we may give or withhold in our sole and absolute discretion.

        We may take any action we determine is necessary or appropriate in our sole and absolute discretion to prevent our operating partnership from being taxable as a corporation for U.S. federal income tax purposes. No transfer by a limited partner of its partnership interest, including any redemption or any acquisition of partnership interests by us or by our operating partnership or conversion of LTIP units into common units, may be made to or by any person without our consent, which we may give or withhold in our sole and absolute discretion, if the transfer could:

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  result in our operating partnership being treated as an association taxable as a corporation for U.S. federal income tax purposes;

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  result in a termination of our operating partnership under Section 708 of the Code;

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  be treated as effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder;

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  result in our operating partnership being unable to qualify for one or more of the "safe harbors" set forth in Section 7704 of the Code and the Treasury Regulations promulgated thereunder; or

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  based on the advice of counsel to us or our operating partnership, adversely affect our ability to continue to qualify as a REIT or subject us to any additional taxes under Sections 857 or 4981 of the Code.

Admission of Substituted Limited Partners

        No limited partner has the right to substitute a transferee as a limited partner in its place. A transferee of a partnership interest of a limited partner may be admitted as a substituted limited partner only with our consent, which we may give or withhold in our sole and absolute discretion, and only if the transferee accepts all of the obligations of a limited partner under the partnership and executes such instruments as we may require to evidence such acceptance and to effect the assignee's admission as a limited partner. Any assignee of a partnership interest that is not admitted as a limited partner will be entitled to all the rights of an assignee of a limited partner interest under the partnership agreement and the Delaware Revised Uniform Limited Partnership Act, including the right to receive distributions from our operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of our operating partnership attributable to the partnership interest held by the assignee and the rights to transfer and redemption of the partnership interest provided in the partnership agreement, but will not be deemed to be a limited partner or holder of a partnership interest for any other purpose under the partnership agreement or the Delaware Revised Uniform Limited Partnership Act, and will not be entitled to consent to or vote on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Delaware Revised Uniform Limited Partnership Act, will remain with the transferring limited partner.

Restrictions on Transfers by the General Partner

        Except as described below, any transfer of all or any portion of our interest in our operating partnership, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, must be approved by the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us). Subject to the rights of our shareholders and the limited partners of our operating partnership to approve certain direct or indirect transfers of our interests in our operating partnership described below and the rights of holders of any class or series of partnership interest, we may transfer all (but not less than all) of our general partnership interest without the consent of the limited partners, voting as a separate class, in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of our stock if:

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  in connection with such event, all of the limited partners will receive or have the right to elect to receive, for each common unit, the greatest amount of cash, securities or other property paid to a holder of one common share (subject to adjustment in accordance with the partnership agreement) in the transaction and, if a purchase, tender or exchange offer is made and accepted by holders of our common shares in connection with the event, each holder of common units receives, or has the right to elect to receive, the greatest amount of cash, securities or other property that the holder would have received if it had exercised its redemption right and received common shares in exchange for its common units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

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  substantially all of the assets of our operating partnership will be owned by a surviving entity (which may be our operating partnership) in which the limited partners of our operating partnership holding common units immediately before the event will hold a percentage interest based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving entity immediately before the event, which interest will be on terms that are at least as favorable as the terms of the common units in effect immediately before the event and as those applicable to any other limited partners or non-managing members of the surviving entity and will include a right to redeem interests in the surviving entity for the consideration described in the preceding bullet or cash on similar terms as those in effect with respect to the common units immediately before the event, or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

        We also may transfer all (but not less than all) of our interest in our operating partnership to a controlled affiliate of ours without the consent of any limited partner, subject to the rights of holders of any class or series of partnership interest.

        In addition, any transferee of our interest in our operating partnership must be admitted as a general partner of our operating partnership, assume, by operation of law or express agreement, all of our obligations as general partner under the partnership agreement, accept all of the terms and conditions of the partnership agreement and execute such instruments as may be necessary to effectuate the transferee's admission as a general partner.

Restrictions on Transfers by Any Partner

        Any transfer or purported transfer of a partnership interest other than in accordance with the partnership agreement will be void. Partnership interests may be transferred only on the first day of a fiscal quarter, and no partnership interest may be transferred to any lender under certain nonrecourse loans to us or our operating partnership, in either case, unless we otherwise consent, which we may give or withhold in our sole and absolute discretion. No transfer of any partnership interest, including in connection with any redemption or acquisition of units by us or by our operating partnership or any conversion of LTIP units into common units, may be made:

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  to a person or entity that lacks the legal right, power or capacity to own the partnership interest;

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  in violation of applicable law;

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  without our consent, which we may give or withhold in our sole and absolute discretion, of any component portion of a partnership interest, such as a partner's capital account or rights to distributions, separate and apart from all other components of the partner's interest in our operating partnership;

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  if the proposed transfer could cause us or any of our affiliates to fail to comply with the requirements under the Code for qualifying as a REIT or as a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2));

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  without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could, based on the advice of our counsel or counsel to our operating partnership, cause a termination of our operating partnership for U.S. federal or state income tax purposes (other than as a result of the redemption or acquisition by us of all units held by limited partners);

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  if the proposed transfer could, based on the advice of our legal counsel or legal counsel to our operating partnership, cause our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (other than as a result of the redemption or acquisition by us of all units held by limited partners);

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  if the proposed transfer would cause our operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a "party-in-interest" for purposes of ERISA or a "disqualified person" as defined in Section 4975(c) of the Code;

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  if the proposed transfer could, based on the advice of our counsel or counsel to our operating partnership, cause any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to applicable regulations of the United States Department of Labor;

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  if the proposed transfer requires the registration of the partnership interest under any applicable federal or state securities laws;

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  without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer (1) could be treated as effectuated through an "established securities market" or a "secondary market" (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (2) could cause our operating partnership to become a "publicly traded partnership," as that term is defined in Sections 469(k)(2) or 7704(b) of the Code, (3) could cause (i) our operating partnership to have more than 100 partners, including as partners certain persons who own their interests in our operating partnership indirectly or (ii) the partnership interest initially issued to such partner or its predecessors to be held by more than two partners, including as partners certain persons who own their interests in our operating partnership indirectly, or (4) could cause our operating partnership to fail one or more of the "safe harbors" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

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  if the proposed transfer would cause our operating partnership (as opposed to us) to become a reporting company under the Exchange Act; or

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  if the proposed transfer subjects our operating partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Withdrawal of Partners

        We may not voluntarily withdraw as the general partner of our operating partnership without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us) other than upon the transfer of our entire interest in our operating partnership and the admission of our successor as a general partner of our operating partnership. A limited partner may withdraw from our operating partnership only as a result of a transfer of the limited partner's entire partnership interest in accordance with the partnership agreement and the admission of the limited partner's successor as a limited partner of our operating partnership or as a result of the redemption or acquisition by us of the limited partner's entire partnership interest.

Amendment of the Partnership Agreement

        Except as described below and amendments requiring the consent of each affected partner described in "—Restrictions on General Partner's Authority," amendments to the partnership agreement must be approved by a majority in interest of the partners, including us and our subsidiaries. Amendments to the partnership agreement may be proposed only by us or by limited partners holding 25% or more of the partnership interests held by limited partners. Following such a proposal, we must submit any proposed amendment that requires the consent, approval or vote of any partners to the partners entitled to vote on the amendment for approval and seek the consent of such partners to the amendment.

        We may, without the approval or consent of any limited partner but subject to the rights of holders of any additional class or series of partnership interest, amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

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  to add to our obligations as general partner or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

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  to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest, the termination of our operating partnership in accordance with the partnership agreement or the adjustment of the number of outstanding LTIP units, or a subdivision or combination of outstanding LTIP units, to maintain a one-for-one conversion and economic equivalence between LTIP units and common units;

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  to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement that is not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

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  to set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional classes or series of partnership interest;

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  to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

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  to reflect such changes as are reasonably necessary for us to maintain our status as a REIT or satisfy the requirements for us to qualify as a REIT or to reflect the transfer of all or any part of a partnership interest among us and any entity that is disregarded with respect to us for U.S. federal income tax purposes;

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  to modify the manner in which items of net income or net loss are allocated or the manner in which capital accounts are adjusted, computed, or maintained (but in each case only to the extent provided by the partnership agreement and permitted by applicable law);

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  to reflect the issuance of additional partnership interests; and

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  to reflect any other modification to the partnership agreement as is reasonably necessary for our business or operations or those of our operating partnership and that does not require the consent of each affected partner as described in "—Restrictions on General Partner's Authority."

        Amendments to the provisions of the partnership agreement relating to the restrictions on transfers of partnership interests by general or limited partners and the admission of transferees as limited partners must be approved by a majority in interest of the limited partners (excluding us and any limited partners 50% or more whose equity is owned, directly or indirectly, by us). Amendments to any other provision of the partnership agreement that requires the approval or consent of any partner or group of partners to any action may be amended only with the approval or consent of such partner or group of partners.

Procedures for Actions and Consents of Partners

        Meetings of partners may be called only by us, to transact any business that we determine. Notice of any meeting must be given to all partners entitled to act at the meeting not less than seven days nor more than 60 days before the date of the meeting. Unless approval by a different number or proportion of the partners is required by the partnership agreement, the affirmative vote of the partners holding a majority of the outstanding partnership interests held by partners entitled to act on any proposal is sufficient to approve the proposal at a meeting of the partners. Partners may vote in person or by proxy. Each meeting of partners will be conducted by us or any other person we appoint, pursuant to rules for the conduct of the meeting determined by the person conducting the meeting. Whenever the vote, approval or consent of partners is permitted or required under the partnership agreement, such vote, approval or consent may be given at a meeting of partners, and any action requiring the approval or consent of any partner or group of partners or that is otherwise required or permitted to be taken at a meeting of the partners may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken, approved or consented to is given by partners whose affirmative vote would be sufficient to approve such action or provide such approval or consent at a meeting of the partners. If we seek partner approval of or consent to any matter in writing or by electronic transmission, we may require a response within a reasonable specified time, but not less than 15 days, and failure to respond in such time period will constitute a partner's consent consistent with our recommendation, if any, with respect to the matter.

Dissolution

        Our operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

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  the removal or withdrawal of the last remaining general partner in accordance with the partnership agreement, the withdrawal of the last remaining general partner in violation of the partnership agreement or the involuntary withdrawal of the last remaining general partner as a result of such general partner's death, adjudication of incompetency, dissolution or other termination of legal existence or the occurrence of certain events relating to the bankruptcy or insolvency of such general partner unless, within ninety days after any such withdrawal, a majority in interest of the remaining partners agree in writing, in their sole and absolute discretion, to continue our operating partnership and to the appointment, effective as of the date of such withdrawal, of a successor general partner;

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  an election to dissolve our operating partnership by us, in our sole and absolute discretion, with or without the consent of a majority in interest of the partners;

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  the entry of a decree of judicial dissolution of our operating partnership pursuant to the Delaware Revised Uniform Limited Partnership Act;

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  the sale or other disposition of all or substantially all of the assets of our operating partnership not in the ordinary course of our operating partnership's business or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of our operating partnership not in the ordinary course of our operating partnership's business; or

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  the redemption or other acquisition by us or our operating partnership of all of the outstanding partnership interests other than partnership interests held by us.

        Upon dissolution we or, if there is no remaining general partner, a liquidator will proceed to liquidate the assets of our operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement and among holders of partnership interests in accordance with their capital account balances.

Tax Matters

        Pursuant to the partnership agreement, we, as the general partner, are the tax matters partner, and will be the partnership representative of our operating partnership, and in such capacity, have the authority to handle tax audits on behalf of our operating partnership. In addition, as the general partner, we have the authority to arrange for the preparation and filing of our operating partnership's tax returns and to make tax elections under the Code on behalf of our operating partnership.

LTIP Units

        Our operating partnership is authorized to issue a class of units of partnership interest designated as "LTIP units." We may cause our operating partnership to issue LTIP units to persons who provide services to or for the benefit of our operating partnership, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as limited partners of our operating partnership, without the approval or consent of any limited partner. Further, we may cause our operating partnership to issue LTIP units in one or more classes or series, with such terms as we may determine, without the approval or consent of any limited partner. LTIP units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of any applicable equity-based plan and the terms of the 2017 Equity Incentive Plan or any other award agreement relating to the issuance of the LTIP units.

Conversion Rights

        Vested LTIP units are convertible at the option of each limited partner and some assignees of limited partners into common units, upon notice to us and our operating partnership, to the extent that the capital account balance of the LTIP unitholder with respect to all of his or her LTIP units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating partnership to convert vested LTIP units eligible for conversion into an equal number of common units at any time, upon at least 10 and not more than 60 days' notice to the holder of the LTIP units.

        If we are or our operating partnership is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating partnership to convert any vested LTIP units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. If holders of common units have the opportunity to elect the form or type of consideration to be received in any such transaction, we must give prompt written notice to each limited partner holding LTIP units of such opportunity and use commercially reasonable efforts to allow limited partners holding LTIP units the opportunity to make such elections with respect to the common units that each such limited partner will receive upon conversion of his or her LTIP units. Our operating partnership must use commercially reasonable efforts to cause each limited partner (other than a party to such a transaction or an affiliate of such a party) holding LTIP units that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction. Our operating partnership must also use commercially reasonable efforts to enter into an agreement with the successor or purchasing entity in any such transaction for the benefit of the limited partners holding LTIP units, enabling the limited partners holding LTIP units that remain outstanding after such a transaction to convert their LTIP units into securities as comparable as reasonably possible under the circumstances to common units and preserving as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in the partnership agreement for the benefit of the LTIP unitholders.

        Any conversion of LTIP units into common units will be effective as of the close of business on the effective date of the conversion.

Transfer

        Unless the 2017 Equity Incentive Plan, any other applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of LTIP units, LTIP units are transferable to the same extent as common units, as described above in "—Transfers and Withdrawals."

Voting Rights

        Limited partners holding LTIP units are entitled to vote together with limited partners holding common units on all matters on which limited partners holding common units are entitled to vote or consent, and may cast one vote for each LTIP unit so held.

Adjustment of LTIP Units

        If our operating partnership takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding LTIP units or subdivide or combine outstanding LTIP units to maintain a one-for-one conversion ratio and economic equivalence between common units and LTIP units.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR DECLARATION OF
TRUST AND BYLAWS

        The following is a summary of certain provisions of Maryland law and provisions of our declaration of trust and bylaws that will be in effect prior to the completion of this offering. While we believe that the following description covers the material aspects of these provisions, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our declaration of trust and bylaws and the relevant provisions of Maryland law, for a more complete understanding of these provisions. Copies of our declaration of trust and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See "Where You Can Find More Information." References in this section to "we," "our," "us" and "our company" refer to Workspace Property Trust.

Duration

        Under our declaration of trust, we have a perpetual term of existence and will continue perpetually subject to the authority of our board of trustees to terminate our existence and liquidate our assets and subject to termination pursuant to Maryland law.

Number of Trustees; Vacancies; Annual Elections; Removal of Trustees

        Our declaration of trust provides that the number of our trustees initially shall be                        , which number may be increased or decreased pursuant to our bylaws. Our bylaws provide that a majority of our entire board of trustees may increase or decrease the number of trustees. Our declaration of trust further provides that once we become eligible to do so (which we expect will be upon closing of this offering), we will elect to be subject to the provision of Subtitle 8 providing that any vacancy on our board must be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, and the trustee elected to fill a vacancy will serve for the remainder of the full term of the class of trustees in which the vacancy occurred and until his or her successor is duly elected and qualifies. Our trustees will be elected at each annual meeting of the shareholders and will serve until the next annual meeting of the shareholders and until their successors are duly elected and qualify. Our bylaws provide for the election of trustees, in uncontested elections, by a majority of the votes cast. In contested elections, the election of trustees shall be by a plurality of the votes cast. Our declaration of trust provides that a trustee may be removed at any time, with or without cause, at a meeting of shareholders by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote generally in the election of trustees.

Business Combinations

        Under the Maryland Business Combination Act, certain "business combinations" (including certain mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities) between a Maryland real estate investment trust and an "interested stockholder" or an affiliate of the interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder includes a person and an affiliate or associate (as defined under Maryland law) of ours who, at any time during the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares. A person is not an interested stockholder under the statute if the board of trustees approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of trustees. After the five-year prohibition, any such business combination must be recommended by our board of trustees and approved by the affirmative vote of at least:

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  80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust, voting together as a single voting group; and

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  two-thirds of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or by the interested stockholder's affiliates or associates, voting together as a single voting group.

        These super-majority voting requirements do not apply if our common shareholders receive a minimum price (as defined under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions also do not apply to business combinations that are approved or exempted by our board of trustees prior to the time that the interested stockholder becomes an interested stockholder.

        Our declaration of trust provides that we expressly elect not to be governed by the provisions of the Maryland Business Combination Act, in whole or in part, as to any business combination between us and any interested stockholder or any affiliate of an interested stockholder. Any amendment to or repeal of this provision of our declaration of trust requires the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. In the event that this provision of our declaration of trust is amended or revoked by our shareholders, we would be subject to the Maryland Business Combination Act.

Control Share Acquisitions

        Under the Maryland Control Share Acquisition Act, the holders of "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights with respect to such control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter by shareholders, excluding shares owned by the acquirer, by officers or by trustees who are employees of the trust in question. "Control shares" are voting shares of beneficial interest which, if aggregated with all other shares previously acquired by such acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise the voting power in the election of trustees within one of the following ranges of voting power:

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  one-tenth or more but less than one-third;

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  one-third or more but less than a majority; or

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  a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. The Maryland Control Share Acquisition Act does not apply (i) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (ii) to acquisitions approved or exempted by our declaration of trust or bylaws.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

        Our declaration of trust provides that the Maryland Control Share Acquisition Act will not apply to any acquisition by any person of shares of beneficial interest of us. Any amendment to or repeal of this provision of our declaration of trust requires the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. In the event that this provision of our declaration of trust is amended or revoked by our shareholders, we would be subject to the Maryland Control Share Acquisition Act.

Unsolicited Takeovers

        Subtitle 8 permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, without shareholder approval, to be subject to any or all of five provisions, including:

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  classified board;

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  two-thirds vote of outstanding shares to remove a trustee;

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  requirement that the number of trustees be fixed only by vote of the board of trustees;

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  requirement that a vacancy on the board of trustees be filled only by the affirmative vote of a majority of the remaining trustees and that such trustee filling the vacancy serve for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is duly elected and qualifies; and

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  provision that a special meeting of shareholders must be called upon the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

        Our board of trustees is not currently classified. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we (i) vest in our board of trustees the exclusive power to fix the number of trustees and (ii) require, unless called by our chief executive officer, our president or our board of trustees, the request of shareholders entitled to cast a majority of all the votes entitled to be cast on such matter to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of shareholders.

        Our declaration of trust provides that once we become eligible to do so (which we expect will be upon closing of this offering), we will elect to be subject to the provision of Subtitle 8 that requires that a vacancy on the board of trustees be filled only by the affirmative vote of a majority of the remaining trustees and that such trustee filling the vacancy serve for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is duly elected and qualifies. Our declaration of trust further provides that we are prohibited from electing to be subject to any or all of the other provisions of Subtitle 8. Any amendment to or repeal of either of these provisions of our declaration of trust requires the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. In the event that the provision of our declaration of trust prohibiting us from electing to be subject to any or all of the other provisions of Subtitle 8 is amended or revoked by our shareholders, we would be subject to such other provisions of Subtitle 8.

Appraisal Rights

        Our declaration of trust provides that, except as may be provided by our board of trustees in setting the terms of classified or reclassified shares or as may otherwise be provided by contract, no holder of our shares shall, as such holder, have any right to require us to pay such shareholder the fair value of such shareholder's shares in an appraisal or similar proceeding.

Amendment of Our Declaration of Trust and Bylaws

        Our declaration of trust may be amended by our board of trustees without the consent of the holders of our shares of beneficial interest to qualify as a REIT under the Code or as a real estate investment trust under Maryland law and as otherwise provided in our declaration of trust. Generally, our declaration of trust may be amended only by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon.

        Our bylaws provide that our board of trustees shall have the power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. Our bylaws further provide that our shareholders may alter or repeal any provision of our bylaws and adopt new bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter.

No Shareholder Rights Plan

        Our declaration of trust provides that we are prohibited from adopting any shareholder rights plan. As used in our declaration of trust, the term "shareholder rights plan" means any agreement or other instrument under which a real estate investment trust within the meaning of Maryland law issues rights to its shareholders that (i) may be exercised under specified circumstances to purchase shares of beneficial interest or other securities of a real estate investment trust within the meaning of Maryland law or any other person and (ii) may become void if owned by a designated person or classes of persons under specified circumstances. Any amendment to or repeal of this provision requires the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon.

Shareholder Meetings and Voting Requirements

        Our bylaws provide that an annual meeting of our shareholders for the election of trustees and the transaction of any business within our powers will be held at a convenient location and on proper notice, at such date and time as will be designated by our board of trustees and stated in the notice of the meeting, beginning with the year 2018. Subject to restrictions in our declaration of trust on ownership and transfer of our shares and the terms of each class or series of shares, each holder of common shares is entitled at each meeting of shareholders to cast one vote per share owned by such shareholder on those matters submitted to a vote of shareholders, including the election of trustees. There is no cumulative voting in the election of our board of trustees, which means that the holders of a majority of shares of our outstanding shares entitled to vote in the election of trustees generally can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest will not be able to elect any trustees.

        Under Maryland law, a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland real estate investment trust may provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our declaration of trust provides for approval of these matters by the affirmative vote of a majority of the votes entitled to be cast. Also, our operating assets are held by our subsidiaries and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our shareholders.

        Our bylaws provide that only the business specified in our notice of meeting may be brought before a special meeting of shareholders. Special meetings of shareholders may be called only upon the request of our chief executive officer, our president or our board of trustees and must be called by our secretary upon the written request of shareholders holding at least a majority of our outstanding shares entitled to be voted on any issue proposed to be considered at any such special meeting who comply with the shareholder-requested special meeting provisions of our bylaws. Upon receipt of a written request of shareholders holding a majority of our outstanding shares stating the purpose of the special meeting, our secretary will provide all of our shareholders written notice of the meeting and the purpose of such meeting. The presence of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting, either in person or by proxy, will constitute a quorum.

Action by Shareholders Without a Meeting

        Our declaration of trust and bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent setting forth such action is given in writing or by electronic transmission by shareholders entitled to cast a sufficient number of votes to approve the matter, as required by statute, our declaration of trust or our bylaws, and such consent is filed in paper or electronic form with the minutes of proceedings of the shareholders.

Advance Notice

        Our bylaws provide that nominations of persons for election to the board of trustees and the proposal of business to be considered by shareholders at the annual or special meeting of shareholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of trustees, or (iii) by a shareholder who was a shareholder of record both at the time the notice of meeting was given and at the time of the meeting, is entitled to vote at the meeting and has complied with the advance notice procedures, including the minimum time period, described in our bylaws.

Proxy Access

        Our bylaws permit a shareholder, or group of up to 25 shareholders, owning at least 3% of our outstanding common shares continuously for at least the prior three years to nominate a candidate for election to the board of trustees and inclusion in our proxy materials for the annual meeting of shareholders, provided that the total number of all shareholder nominees included in our proxy materials shall not exceed the greater of (i) two or (ii) 20% of the number of trustees then serving on our board of trustees. The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in our bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws

        Certain provisions of Maryland law, our declaration of trust and our bylaws described above (including, without limitation, the power of our board of trustees to classify and/or reclassify unissued common shares and preferred shares into one or more classes or series of shares, the requirement that a special meeting of shareholders be called upon the written request of a majority of shareholders, the advance notice provisions of our bylaws, and the power of our board of trustees to increase or decrease the number of trustees) could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common shares or otherwise be in their best interests. Likewise, if our shareholders were to vote to amend our declaration of trust to repeal the prohibition on electing to be subject to the Maryland Business Combination Act, the Maryland Control Share Acquisition Act or the provisions of Subtitle 8 to which we are not already subject, such provisions of Maryland law could have similar anti-takeover effects.

Exclusive Forum

        Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of any duty owed by any present or former trustee or officer or other employee or shareholder of ours to us or to our shareholders or any standard of conduct applicable to our trustees, (iii) any action asserting a claim against us or any present or former trustee or officer or other employee of ours arising pursuant to any provision of the Maryland REIT Law, the Maryland General Corporation Law, our declaration of trust or our bylaws, or (d) any action asserting a claim against us or any present or former trustee or officer or other employee of ours that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification

        Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our declaration of trust contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

        Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the Maryland General Corporation Law (the "MGCL").

        The MGCL requires a corporation (unless its charter provides otherwise, which our declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our declaration of trust does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

        In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director 's or officer's ultimate entitlement to indemnification, upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our declaration of trust authorizes us to obligate our company, and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to: (i) any individual who is a present or former trustee or officer of ours and who is made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a trustee of ours and at our request, serves or has served a corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a trustee, officer, partner, trustee or member of such corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. We may, with the approval of our board of trustees, provide such indemnification and advance for expenses to a person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours. Our bylaws also provide that any indemnification or payment or reimbursement of the expenses permitted by our bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the MGCL for directors of Maryland corporations and permit us to provide to trustees, officers and shareholders such other and further indemnification or payment or reimbursement of expenses, to the fullest extent permitted by the MGCL for directors of a Maryland corporation.

        We expect to enter into indemnification agreements with each of our executive officers, trustees and trustee nominees, whereby we will agree to indemnify our executive officers, trustees and trustee nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

        The partnership agreement of our operating partnership also provides that we, as general partner, are indemnified to the extent provided therein. The partnership agreement further provides that our trustees, officers, employees, agents and designees are indemnified to the extent provided therein.

        Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We expect to obtain an insurance policy under which our trustees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act.

REIT Qualification

        Subject to the provisions of any class or series of shares then outstanding, our board of trustees, without any action by our shareholders, will have the power to, among other things, elect to cause us to be qualified as a REIT under the Code and to terminate our status as a REIT under the Code.

 SHARES ELIGIBLE FOR FUTURE SALE

General

        Upon completion of this offering we will have outstanding            common shares (             common shares if the underwriters exercise their over-allotment option in full). In addition, a total of            common shares are reserved for issuance upon exchange of common units and exercise of equity-based awards to be granted in connection with this offering.

        Of these shares, the            common shares sold in this offering (             common shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our declaration of trust, except for any common shares purchased in this offering by our "affiliates," as that term is defined by Rule 144 under the Securities Act. The remaining            common shares expected to be outstanding immediately after completion of this offering, plus any common shares purchased by affiliates in this offering and the common shares issued upon redemption of common units, will be "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. In addition, concurrently with the completion of this offering,            equity-based awards will be granted to our executive officers, non-employee trustees and eligible employees. Approximately            % of the aggregate common shares that will be outstanding immediately upon completion of this offering will be subject to lock-up agreements.

        Common shares are newly-issued securities for which there is no established trading market. No assurance can be given as to: (i) the likelihood that an active trading market for the common shares will develop or be sustained; (ii) the liquidity of any such market; (iii) the ability of the shareholders to sell their common shares when desired or at all; or (iv) the prices that shareholders may obtain for any of their common shares No prediction can be made as to the effect, if any, that future issuances or resales of common shares, or the availability of common shares for future issuance or resale, will have on the market price of common shares prevailing from time to time. Issuances or sales of substantial amounts of our common shares (including common shares issued upon the exchange of common units), or the perception that such issuances or sales are occurring or may occur, could adversely affect prevailing market prices of our common shares. See "Risk Factors—Risks Related to this Offering—The market value of our common shares may decline due to the large number of our shares eligible for future sale."

        For a description of certain restrictions on the ownership and transfer of the common shares held by our shareholders, see "Description of Shares—Restrictions on Ownership and Transfer."

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        An affiliate of ours who has beneficially owned our common shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of our common shares then outstanding; or

  •
  the average weekly trading volume of our common shares on during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption Rights

        Beginning 14 months after first becoming a holder of common units, any limited partners, other than our company or our subsidiaries, limited partners of our operating partnership will have the right to require our operating partnership to redeem part or all of their common units for cash, based upon the fair market value of an equivalent amount of common shares at the time of the redemption, or, at our election, common shares on a one-for-one basis, determined in accordance with and subject to adjustment under the partnership agreement and the restrictions on ownership and transfer of our common shares set forth in our declaration of trust and described under the section entitled "Description of Shares—Restrictions on Ownership and Transfer." See also "Description of the Partnership Agreement of Workspace Property Trust, L.P."

Registration Rights

        In connection with the formation transactions, we will enter into one or more registration rights agreements pursuant to which our continuing investors will receive certain registration rights with respect to common shares and/or common units acquired by such investors in connection with the formation transactions. These registration rights require us to seek to register all such common shares pursuant to a "shelf" registration statement under the Securities Act effective as of that date which is the first business day of the first calendar month after the 12-month anniversary of the completion of this offering. In the event we fail to file this "shelf" registration statement by such date or, if filed, fail to maintain its effectiveness, holders of registrable securities will have the right (subject to certain limitations) to require us to register all such common shares, provided that we will not be required to effect more than one such demand registration in any 12-month period. Holders of registrable securities also have the right (subject to certain limitations) to have their shares included in any registration statement we file for an underwritten public offering. We will bear expenses incident to our registration requirements under the registration rights agreement (subject to reimbursement by participating holders of 50% of expenses in connection with an underwritten offering pursuant to a "shelf" registration statement or a demand registration), except that such expenses shall not include any underwriting fees, discounts or commissions attributable to the sale of such common shares or any transfer taxes relating to such shares. An aggregate of            common shares to be acquired in the formation transactions and            common shares potentially issuable upon exchange of common units issued in the formation transactions are subject to the registration rights agreements.

2017 Equity Incentive Plan

        We intend to adopt the 2017 Equity Incentive Plan immediately prior to the completion of this offering pursuant to which we may grant equity incentive awards to our executive officers, trustees, employees and consultants. We intend to issue an aggregate of            equity-based awards to our executive officers, non-employee trustees and eligible employees upon completion of this offering. We also intend to reserve an additional            common shares for issuance under the 2017 Equity Incentive Plan.

        We intend to file with the SEC a registration statement on Form S-8 covering the common shares issuable under the equity incentive plan. Common shares covered by this registration statement,

including any common shares issuable upon the exercise of options or restricted shares, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

        In addition to the limits placed on the sale of our common shares by operation of Rule 144 and other provisions of the Securities Act, we and our officers, trustees and holders of substantially all of our common shares prior to this offering have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of their common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive common shares, whether now owned or hereinafter acquired, owned directly by our company or these other persons (including holding as a custodian) or with respect to which our company or such other persons has beneficial ownership within the rules and regulations of the SEC during the period from the date of this prospectus continuing through the date            days after the date of this prospectus, except with the prior written consent of            . See "Underwriting."

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion describes the material U.S. federal income tax considerations relating to our taxation as a REIT under the Code and the ownership and disposition of our common shares.

        Because this summary is only intended to address certain of the material U.S. federal income tax considerations relating to the ownership and disposition of our common shares, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

  •
  the tax consequences to you may vary depending on your particular tax situation;

  •
  you may be a person that is subject to special tax treatment or special rules under the Code (e.g., regulated investment companies, insurance companies, tax-exempt entities, financial institutions or broker-dealers, expatriates, persons subject to the alternative minimum tax and partnerships, trusts, estates or other pass through entities) that the discussion below does not address;

  •
  the discussion below does not address any state, local or non-U.S. tax considerations, or any tax considerations arising under any U.S. federal tax laws other than U.S. federal income tax laws; and

  •
  the discussion below deals only with shareholders that hold our common shares as a "capital asset," within the meaning of Section 1221 of the Code (generally, property held for investment).

        We urge you to consult with your own tax advisors regarding the specific tax consequences to you of acquiring, owning and selling our common shares, including the federal, state, local and foreign tax consequences of acquiring, owning and selling our common shares in your particular circumstances and potential changes in applicable laws or interpretations thereof.

        For purposes of this discussion, (i) references to "we," "us" or "our" and any similar terms, refer solely to Workspace Property Trust and not our operating partnership and (ii) references to our operating partnership refer solely to Workspace Property Trust, L.P. and not its subsidiaries.

        The information in this section is based on the Code, final, temporary and proposed Treasury Regulations promulgated thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including in private letter rulings and other non-binding guidance issued by the IRS), as well as court decisions all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law, or that any such change would not apply retroactively to transactions or events preceding the date of the change. We have not obtained, and do not intend to obtain, any rulings from the IRS concerning the U.S. federal income tax treatment of the matters discussed below. Furthermore, neither the IRS nor any court is bound by any of the statements set forth herein and no assurance can be given that the IRS will not assert any position contrary to statements set forth herein or that a court will not sustain such position.

Taxation of the Company as a REIT

        Seyfarth Shaw LLP, which has acted as our tax counsel, has reviewed the following discussion and is of the opinion that it fairly and accurately summarizes the material U.S. federal income tax considerations relevant to our status as a REIT under the Code. The following summary of certain U.S. federal income tax considerations is based on current law, is for general information only, and is not intended to be (and is not) tax advice.

        We intend to elect to be treated and to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

        We believe that our ownership, form of organization and our operations through the date hereof and our proposed ownership, organization and method of operations thereafter have enabled and will enable to us to qualify as a REIT beginning with our taxable year ending December 31, 2017. In connection with this offering, we will receive an opinion of our tax counsel, Seyfarth Shaw LLP, to the effect that (i) we have been organized in conformity with the requirements for qualification as a REIT and (ii) our prior, current, and proposed organization, ownership and method of operation as represented by management have allowed and will allow us to satisfy the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2017. This opinion will be based on representations made by us as to certain factual matters relating to our prior and intended and expected organization, ownership and method of operation. Seyfarth Shaw LLP will not verify those representations, and their opinion will assume that such representations and covenants are accurate, that we have been owned, organized and operated and will continue to be owned, organized and will continue to operate in accordance with such representations. In addition, this opinion will be based on the law existing and in effect as of its date. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and various other qualification tests imposed under the Code discussed below. Seyfarth Shaw LLP has not reviewed and will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain qualified as a REIT, and no assurance can be given that we have satisfied and will satisfy such tests for our taxable year ending December 31, 2017 or for any future period. Also, the opinion of Seyfarth Shaw LLP is not binding on the IRS, or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Seyfarth Shaw LLP will have no obligation to advise us or the holders of our shares of any subsequent change in the matters addressed in its opinion, the factual representations or assumptions on which the conclusions in the opinion are based, or of any subsequent change in applicable law.

        If we qualify for taxation as a REIT under the Code, we generally will not be subject to a corporate-level tax on our net income that we distribute currently to our shareholders. This treatment substantially eliminates the "double taxation" (i.e., a trust-level and shareholder-level tax) that generally results from investment in a regular subchapter C corporation. However, even if we qualify as a REIT, we will be subject to U.S. federal income tax as follows:

  •
  First, we would be taxed at regular corporate rates on any of our undistributed taxable income, including our undistributed net capital gains (although, to the extent so designated by us, shareholders may be able to receive an offsetting credit against their own U.S. federal income tax liability for U.S. federal income taxes paid by us with respect to any such gains).

  •
  Second, under certain circumstances, we may be subject to the "corporate alternative minimum tax" on our items of tax preference.

  •
  Third, if we have (i) net income from the sale or other disposition of "foreclosure property," which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable.

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  Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held as inventory or primarily for sale to customers in the ordinary course of business other than foreclosure property.

  •
  Fifth, if we should fail to satisfy the annual 75% gross income test or 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT under the Code because certain other requirements have been met, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

  •
  Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amount actually distributed by us.

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  Seventh, if we were to acquire an asset from a corporation which is or has been a subchapter C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the subchapter C corporation and is less than the fair market value as of the date we acquired the asset, and we subsequently recognize gain on the disposition of the asset within the five-year period beginning on the day that we acquired the asset, then we will have to pay tax on our gain to the extent of the built-in gain at the highest regular corporate rate. The results described in this paragraph assume that no election will be made under Treasury Regulations Section 1.337(d)-7 for the subchapter C corporation to be subject to an immediate tax when the asset is acquired. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.

  •
  Eighth, we could be subject to a 100% tax on certain payments that we receive from one of our TRSs, or on certain expenses deducted by one of our TRSs, if the economic arrangement between us, the TRS and the tenants at our properties are not comparable to similar arrangements among unrelated parties.

  •
  Ninth, if we fail to satisfy a REIT asset test, as described below (other than a de minimis failure of the 5% or 10% asset tests), due to reasonable cause and we nonetheless maintain our REIT qualification under the Code because of specified cure provisions, we will generally be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

  •
  Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

  •
  Eleventh, our subsidiaries that are subchapter C corporations, including our TRSs described below, generally will be required to pay U.S. federal corporate income tax on their earnings.

        No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and non-U.S. income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for REIT Qualification—In General

        To qualify as a REIT under the Code, we must elect to be treated as a REIT and must satisfy the income, asset, distribution, diversity of share ownership and other requirements imposed under the Code. In general, the Code defines a REIT as a corporation, trust or association:

  (1)
  which is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

  (4)
  that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  during the last half of each taxable year, not more than 50% in value of the outstanding shares of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities;

  (7)
  that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

  (8)
  that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder; and

  (9)
  that meets certain other tests, described below, regarding the nature of its income and assets.

        The Code provides that the first four requirements above must be met during the entire taxable year and that requirements (5) and (6) above do not apply to the first taxable year for which a REIT election is made (which, in our case, will be our taxable year ending December 31, 2017) and, thereafter, requirement (5) must exist during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of requirement (6) above, generally (although subject to certain exceptions that should not apply with respect to us), any shares held by a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code is treated as not held by the trust itself but directly by the trust beneficiaries in proportion to their actuarial interests in the trust.

        We believe that we will issue as part of this offering sufficient shares with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our declaration of trust currently includes restrictions regarding the ownership and transfer of our common shares, which restrictions are intended to assist us in satisfying some of these requirements (and, in particular requirements (5) and (6) above). These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. The ownership and transfer restrictions pertaining to our common shares are described herein under the heading "Description of Shares—Restrictions on Ownership and Transfer."

        We intend to comply with condition (7) above by making our REIT election as part of our U.S. federal income tax return for our taxable year ending December 31, 2017.

        In applying the REIT gross income and asset tests, all of the assets, liabilities and items of income, deduction and credit of a corporate subsidiary of a REIT that is a "qualified REIT subsidiary" (as defined in Section 856(i)(2) of the Code) ("QRS") are treated as the assets, liabilities and items of income, deduction and credit of the REIT itself. Moreover, the separate existence of a QRS is disregarded for U.S. federal income tax purposes and the QRS is not subject to U.S. federal corporate income tax (although it may be subject to state and local tax in some states and localities). In general, a QRS is any corporation if all of the stock of such corporation is held by the REIT, except that it does not include any corporation that is a TRS of the REIT. Thus, for U.S. federal income tax purposes, our QRSs are disregarded, and all assets, liabilities and items of income, deduction and credit of these QRSs are treated as our assets, liabilities and items of income, deduction and credit.

        A TRS is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS. A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 35%), and also may be subject to state and local tax. Any dividends paid or deemed paid by any one of our TRSs also will be treated as taxable income received by us. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under "—REIT Asset Tests" that generally precludes ownership of more than 10% of any issuer's securities. However, as noted below, in order to qualify as a REIT, the securities of all of our TRSs in which we have invested either directly or indirectly may not represent more than 25% (20% for tax year beginning after December 31, 2017) of the total value of our assets. We expect that the aggregate value of all of our interests in TRSs will represent less than 25% (20% for tax years beginning after December 31, 2017) of the total value of our assets; however, we cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility as more fully described below under "—REIT Gross Income Tests," a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT, which, if performed by the REIT itself, could cause rents received by the REIT to be disqualified as "rents from real property." However, the Code contains several provisions which address the arrangements between a REIT and its TRSs which are intended to ensure that a TRS recognizes an appropriate amount of taxable income and is subject to an appropriate level of U.S. federal income tax. For example, a TRS is limited in its ability to deduct interest payments made to the REIT. In addition, a REIT would be subject to a 100% penalty on some payments that it receives from a TRS, or on certain expenses deducted by the TRS if the economic arrangements between the REIT, the REIT's tenants and the TRS are not comparable to similar arrangements among unrelated parties. We will endeavor to structure any arrangement between ourselves, our TRSs and our tenants so as to minimize the risk of disallowance of interest expense deductions or of the 100% penalty being imposed. However, it cannot be assured that the IRS would not challenge any such arrangement.

        If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below. Investments in subsidiary REITs may pose additional challenges, such as smaller income and asset bases against which to absorb nonqualifying income and assets and, in the case of subsidiary REITs acquired by purchase, reliance on the seller's compliance with the REIT requirements for periods prior to acquisition.

        Also, a REIT that is a partner in a partnership is deemed to own its proportionate share of each of the assets of the partnership and is deemed to be entitled to income of the partnership attributable to such share. For purposes of Section 856 of the Code, the interest of a REIT in the assets of a partnership of which it is a partner is determined in accordance with the REIT's capital interest in the partnership and the character of the assets and items of gross income of the partnership retain the same character in the hands of the REIT. Thus, our proportionate share (based on capital) of the assets, liabilities and items of income of any partnership in which we are a partner, including Workspace Property Trust, L.P. (and our indirect share of the assets, liabilities and items of income of each lower-tier partnership), will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section. Also, actions taken by Workspace Property Trust, L.P. or other lower-tier partnerships can affect our ability to satisfy the REIT gross income and asset tests and the determination of whether we have net income from a prohibited transaction. As a result, to the extent that our operating partnership holds interests in partnerships that it does not control, our operating partnership may need to hold such interests through TRSs. For purposes of this section any reference to "partnership" shall refer to and include any partnership, limited liability company, joint venture, business trust and other entity or arrangement that is treated as a partnership for federal tax purposes, and any reference to "partner" shall refer to and include a partner, member, joint venturer and other beneficial owner of any such partnership, limited liability company, joint venture, business trust and other entity or arrangement.

        REIT Gross Income Tests.    In order to maintain our qualification as a REIT under the Code, we must satisfy, on an annual basis, two gross income tests.

  •
  First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain "hedging transactions," for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% test.

  •
  Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain "hedging transactions," for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of shares or securities.

        For this purpose the term "rents from real property" includes: (i) rents from interests in real property; (ii) charges for services customarily furnished or rendered in connection with the rental of real property, whether or not such charges are separately stated; and (iii) rent attributable to personal property which is leased under, or in connection with, a lease of real property, but only if the rent attributable to such personal property for the taxable year does not exceed 15% of the total rent for the taxable year attributable to both the real and personal property leased under, or in connection with, such lease. For purposes of (iii), the rent attributable to personal property is equal to that amount which bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real property and the personal property at the beginning and at the end of such taxable year.

        However, in order for rent received or accrued, directly or indirectly, with respect to any real or personal property, to qualify as "rents from real property," the following conditions must be satisfied:

  •
  such rent must not be based in whole or in part on the income or profits derived by any person from the property (although the rent may be based on a fixed percentage of receipts or sales); and

  •
  such rent may not be received or accrued, directly or indirectly, from any person if the REIT owns, directly or indirectly (including by attribution, upon the application of certain attribution rules): (i) in the case of any person which is a corporation, at least 10% of such person's voting stock or at least 10% of the value of such person's stock; or (ii) in the case of any person which is not a corporation, an interest of at least 10% in the assets or net profits of such person, except that under certain circumstances, rents received from a TRS will not be disqualified as "rents from real property" even if we own more than 10% of the TRS.

        In addition, all amounts (including rents that would otherwise qualify as "rents from real property") received or accrued during a taxable year directly or indirectly by a REIT with respect to a property will not qualify as "rents from real property" if the amount received or accrued directly or indirectly by the REIT for: (x) services furnished or rendered by the REIT to tenants of the property; or (y) managing or operating the property ((x) and (y) collectively, "Impermissible Services") exceeds 1% of all amounts received or accrued during such taxable year directly or indirectly by the REIT with respect to the property. For this purpose, however, the following services and activities are not treated as Impermissible Services: (i) services furnished or rendered, or management or operation provided, through an independent contractor from whom the REIT itself does not derive or receive any income or through a TRS; and (ii) services usually or customarily rendered in connection with the rental of space for occupancy (such as, for example, the furnishing of heat and light, the cleaning of public entrances, and the collection of trash), as opposed to services rendered primarily to a tenant for the tenant's convenience. Impermissible tenant service income for non-customary services we provide is deemed to be at least 150% of the direct cost to us of providing the service. If the amount treated as being received or accrued for Impermissible Services does not exceed the 1% threshold, then only the amount attributable to the Impermissible Services (and not, for example, all tenant rents received or accrued that otherwise qualify as "rents from real property") will fail to qualify as "rents from real property."

        We (through Workspace Property Trust, L.P. and other affiliated entities) may provide some services at the properties, which services we believe will not constitute Impermissible Services or, otherwise, will not cause any rents or other amounts received that otherwise qualify as "rents from real property" to fail to so qualify. If we or Workspace Property Trust, L.P. were to consider offering services in the future which could cause any such rents or other amounts to fail to qualify as "rents from real property" then we would endeavor to arrange for such services to be provided through one or more independent contractors and/or TRSs or, otherwise, in such a manner so as to minimize the risk of such services being treated as Impermissible Services.

        We have not derived, and do not anticipate deriving, rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in any such case or in the aggregate in sufficient amounts to jeopardize our status as a REIT.

        In addition, we (through Workspace Property Trust, L.P. and other affiliated entities) may receive fees for property management and administrative services provided with respect to certain properties not owned, either directly or indirectly, entirely by us and/or Workspace Property Trust, L.P. These fees do not constitute qualifying income for purposes of either the 75% gross income test or 95% gross income test. We (through Workspace Property Trust, L.P. and other affiliated entities) also may receive other types of income that do not constitute qualifying income for purposes of either of these two tests. We anticipate that our share of the aggregate amount of these fees and other non-qualifying income so received or accrued will not cause us to fail to satisfy either of the gross income tests. In the event that our share of the amount of such fees and other income could jeopardize our ability to satisfy these gross income tests, then we would endeavor to arrange for the services in respect of which such fees and other income are received to be provided by one or more independent contractors and/or TRSs or, otherwise, in such manner so as to minimize the risk of failing either of the gross income tests.

        Hedging.    From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Income and gain from such "hedging transactions" are excluded from gross income for purposes of both the 75% and 95% gross income tests. For this purpose, a "hedging transaction" means either (i) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), or (iii) generally, any transaction entered into in connection with the extinguishment of borrowings or disposition of property with respect to which hedging transactions described in items (i) or (ii) were entered into and such transaction is a hedging transaction with respect to such hedging transaction. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT under the Code.

        Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if certain requirements are met. We cannot assure you, however, that we can comply with the safe harbor provision or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to such corporation at regular corporate income tax rates.

        If we fail to satisfy either or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year pursuant to a special relief provision of the Code which may be available to us if:

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  our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

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  we attach a schedule of the nature and amount of each item of income to our U.S. federal income tax return.

        We cannot state whether in all circumstances, if we were to fail to satisfy either of the gross income tests, we would still be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. Even if this relief provision were to apply, we would be subject to a tax equal to the gross income attributable to the greater of either (i) the amount by which we fail the 75% gross income test for the taxable year or (ii) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability.

        REIT Asset Tests.    At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature and diversification of our assets (collectively, the "Asset Tests"):

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  at least 75% of the value of our total assets must be represented by "real estate assets" (which includes interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in mortgages on real property or on interests in real property, shares in other qualifying REITs, debt instruments issued by publicly offered REITs, and which also includes any property attributable to the temporary investment of new capital, but only if such property are shares or a debt instrument and only for the 1-year period beginning on the date the REIT receives such proceeds), cash and cash items (including receivables) and government securities ("75% Value Test");

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  not more than 25% of the value of our total assets may be represented by securities other than securities that constitute qualifying assets for purposes of the 75% Value Test;

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  except with respect to securities of a TRS or QRS and securities that constitute qualifying assets for purposes of the 75% Value Test:

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  not more than 5% of the value of our total assets may be represented by securities of any one issuer;

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  we may not hold securities possessing more than 10% of the total voting power of the outstanding securities of any one issuer;

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  we may not hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer ("10% Value Test");

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  not more than 25% (20% for tax years beginning after December 31, 2017) of the value of our total assets may be represented by securities of one or more TRSs; and

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  not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

        After initially meeting the Asset Tests at the close of any quarter of our taxable year, we would not lose our status as a REIT under the Code for failure to satisfy these tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the Asset Tests results from an acquisition of securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company), we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to facilitate compliance with the Asset Tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

        In applying the Asset Tests, we are treated as owning all of the assets held by any of our QRSs and our proportionate share of the assets held by Workspace Property Trust, L.P. (including Workspace Property Trust, L.P.'s share of the assets held by any lower-tier partnership in which Workspace Property Trust, L.P. holds a direct or indirect interest).

        Securities, for purposes of the Asset Tests, may include debt that we hold in other issuers. However, the Code specifically provides that the following types of debt will not be taken into account as securities for purposes of the 10% Value Test: (1) securities that meet the "straight debt" safe harbor; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Code (other than such agreements with related party tenants); (5) securities issued by other REITs; (6) debt issued by partnerships that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test; (7) any debt not otherwise described in this paragraph that is issued by a partnership, but only to the extent of our interest as a partner in the partnership; (8) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (9) any other arrangement described in future Treasury

Regulations. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

        We believe that our assets comply with the above asset tests and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals. For example, we may hold significant assets through our TRSs or hold significant non-real estate assets (such as certain goodwill), and we cannot provide any assurance that the IRS will not disagree with our determinations.

        Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

        REIT Distribution Requirements.    To qualify for taxation as a REIT, we must, each year, make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (1) the sum of: (A) 90% of our taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (B) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income.

        We generally must pay, or be treated as paying, dividend distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the current year for purposes of the current year's distribution requirement if one of the following two sets of criteria are satisfied:

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  the dividends are declared in October, November or December and are made payable to shareholders of record on a specified date in any of these months, and such dividends are actually paid during January of the following year; or

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  the dividends are declared before we timely file our U.S. federal income tax return for such year, the dividends are paid in the 12-month period following the close of the year and not later than the first regular dividend payment after the declaration, and we elect on our U.S. federal income tax return for such year to have a specified amount of the subsequent dividend treated as if paid in such year.

        Even if we satisfy our distribution requirements for maintaining our REIT status, we will nonetheless be subject to a corporate-level tax on any of our net capital gain or taxable income that we do not distribute to our shareholders. In addition, we will be subject to a 4% excise tax to the extent that we fail to distribute for any calendar year an amount at least equal to the sum of:

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  85% of our ordinary income for such year;

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  95% of our capital gain net income for such year; and

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  any undistributed taxable income from prior periods.

        As discussed below, we may retain, rather than distribute, all or a portion of our net capital gains and pay the tax on the gains and may elect to have our shareholders include their proportionate share of such undistributed gains as long-term capital gain income on their own income tax returns and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any such retained gains would be treated as having been distributed by us.

        We intend to make timely distributions sufficient to satisfy our annual distribution requirements for REIT qualification under the Code and which are eligible for the dividends-paid deduction and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. In this regard, the partnership agreement of Workspace Property Trust, L.P. authorizes us, as the general partner of Workspace Property Trust, L.P., to take such steps as may be necessary to cause Workspace Property Trust, L.P. to make distributions to its partners, including us, at such times and which are sufficient in amount to enable us to satisfy the annual REIT distribution requirements.

        We expect that our cash flow will exceed our taxable income due to the allowance of depreciation and other non-cash deductions allowed in computing taxable income. Accordingly, in general, we anticipate that we should have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement for REIT qualification under the Code and to avoid U.S. federal income and excise taxes. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet this requirement or to distribute an amount sufficient to enable us to avoid income and/or excise taxes. In such event, we may find it necessary to arrange for borrowings to raise cash or, if possible, make taxable shares dividends in order to make such distributions.

        In the event that we are subject to an adjustment (as defined in Section 860(d)(2) of the Code) to our taxable income resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, or an agreement as to tax liability between us and an IRS district director, we may be able to rectify any resulting failure to meet the 90% distribution requirement by paying "deficiency dividends" to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within 90 days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Code, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

        Non-REIT Accumulated Earnings and Profits.    As a REIT, we may not have any undistributed non-REIT earnings and profits at the end of any taxable year, including our first REIT taxable year ending December 31, 2017. Although we do not currently expect to have any non-REIT earnings and profits, if it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first taxable year as a REIT or at the end of any subsequent taxable year, we could fail to qualify as a REIT.

        Tax on Built-in Gains of Former Subchapter C Corporation Assets.    If a REIT acquires an asset from a subchapter C corporation in a transaction in which the REIT's basis in the asset is determined by reference to the basis of the assets in the hands of the subchapter C corporation (e.g. a tax-free reorganization), the REIT may be subject to an entity-level tax upon a taxable disposition during a five year period following the acquisition date. The amount of tax is determined by applying the highest regular corporate tax rate, which is currently 35%, to the lesser of (i) the excess, if any, of the asset's fair market value over the REIT's basis in the asset on the acquisition date, or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as "built-in gain."

        Failure to Qualify as a REIT.    If we would otherwise fail to qualify as a REIT under the Code because of a violation of one of the requirements described above, our qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and we pay a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the gross income tests described above or a violation of the asset tests described above each of which have specific relief provisions that are described above.

        If we fail to qualify for taxation as a REIT under the Code in any taxable year, and the relief provisions do not apply, we will have to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct dividends paid to shareholders in any year in which we fail to qualify, nor will we be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

Taxation of U.S. Shareholders

        When we refer to the term U.S. Shareholders, we mean a holder of our common shares that is, for U.S. federal income tax purposes:

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  a citizen or resident of the United States;

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  a domestic corporation;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if a court within the United States can exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a United States person.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of our common shares by the partnership.

        Distributions Generally.    For any taxable year for which we qualify for taxation as a REIT under the Code, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

        Distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. A noncorporate U.S. Shareholder will generally not be entitled to the reduced tax rate applicable to "qualified dividend income" except with respect to the portion of any distribution (a) that represents income from dividends received from a corporation in which we own shares, such as a TRS (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual shareholders), or (b) that is equal to our taxable income (taking into account the dividends paid deduction available to us) for our previous taxable year less any taxes paid by us during the previous taxable year, provided that certain holding period and other requirements are satisfied at both the REIT and individual shareholder level. Under current law, the highest marginal individual income tax rate on ordinary income is 39.6% while the highest individual income tax rate on long-term capital gains is generally 20%. In addition, such distributions may be subject to an additional 3.8% Medicare tax, as described below. Noncorporate U.S. Shareholders should consult their own tax advisors to determine the impact of tax rates on dividends received from us. Distributions will not be eligible for the dividends received deduction in the case of U.S. Shareholders that are corporations. Distributions made by us that we properly designate as capital gain dividends will be taxable to U.S. Shareholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. Shareholder has held its common shares. Thus, with certain limitations, capital gain dividends received by an individual U.S. Shareholder may be eligible for preferential rates of taxation. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

        To the extent that we make distributions, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder and will reduce the adjusted basis which the U.S. Shareholder has in its shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. Shareholder's adjusted basis in its shares will be taxable as capital gains. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions.

        Dividends authorized by us in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

        U.S. Shareholders holding shares at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our shareholders. We may not designate amounts in excess of our dividends paid for the taxable year. Each U.S. Shareholder required to include the designated amount in determining the U.S. Shareholder's long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. U.S. Shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. Shareholders will increase their basis in their shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholder in respect of these gains. U.S. Shareholders that are corporations are required to appropriately adjust their earnings and profits for the undistributed net capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

        A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% Medicare tax on the lesser of (i) such person's "net investment income," which includes, among other things, dividends and gains from the sale or other dispositions of common shares, for the relevant taxable year and (ii) such person's modified gross income for the taxable year over a certain threshold (which currently is between $125,000 and $250,000 for individuals, depending on the individual's circumstances). If you are a U.S. Shareholder that is an individual, estate or trust, you are urged to consult your tax adviser regarding the applicability of the Medicare tax to your income and gains in respect of your investment in us.

        Passive Activity Loss and Investment Interest Limitations.    Distributions from us and gain from the disposition of our shares will not be treated as passive activity income and, therefore, a U.S.

Shareholder will not be able to offset any of this income with any passive losses of the shareholder from other activities. Dividends received by a U.S. Shareholder from us generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our shares, capital gain dividends and income designated as qualified dividend income generally will be excluded from investment income unless the shareholder elects to have the gain taxed at ordinary income rates.

        Sale/Other Taxable Disposition of Company Shares.    In general, a U.S. Shareholder will recognize gain or loss on its sale or other taxable disposition of our shares equal to the difference between the amount of cash and the fair market value of any other property received in such sale or other taxable disposition and the shareholder's adjusted basis in said shares at such time. This gain or loss will be a capital gain or loss. The applicable tax rate will depend on the shareholder's holding period in the asset (if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder's tax bracket. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate shareholders) to a portion of capital gain realized by a non-corporate shareholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." U.S. Shareholders should consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. Shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our common shares. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

        Shareholders should consult with their own tax advisors with respect to their capital gain tax liability in respect of distributions received from us and gains recognized upon the sale or other disposition of common shares.

        Treatment of Tax-Exempt Shareholders.    Based upon published rulings by the IRS, distributions by us to a U.S. Shareholder that is a tax-exempt entity generally will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness," within the meaning of the Code. Similarly, income from the sale of common shares generally will not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness."

        For tax-exempt U.S. Shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans, exempt from U.S. federal income taxation under Code Sections 501(c)(7), (9), (17) and (20), respectively, income from an investment in common shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its common shares. Such prospective investors should consult their own tax advisors concerning these "set-aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" is treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code are referred to below as "qualified trusts."

        A REIT is a "pension-held REIT" if (i) it would not have qualified as a REIT under the Code but for the fact that Section 856(h)(3) of the Code provides that shares owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than

25% (by value) of the interests in the REIT or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (ii) the total gross income of the REIT, less direct expenses related to the total gross income. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. We do not expect to be classified as a "pension-held REIT."

        The rules described above under the heading "Taxation of U.S. Shareholders" concerning the inclusion of our designated undistributed net capital gains in the income of U.S. Shareholders will apply to U.S. Shareholders that are tax-exempt entities. Thus, such tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Special Tax Considerations For Non-U.S. Shareholders

        Taxation of Non-U.S. Shareholders.    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, and foreign trusts (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in our shares, including any reporting requirements.

        Distributions by us to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by us of United States real property interests ("USRPIs") nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT(or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business and is attributable to a permanent establishment that the Non-U.S. Shareholder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Shareholder to U.S. taxation on a net income basis) the Non-U.S. Shareholder generally will be subject to tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such income, and will generally not be subject to withholding. Any such effectively connected distributions received by a Non-U.S. Shareholder that is a corporation also may be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty. We expect to withhold U.S. federal income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Shareholder, other than dividends treated as attributable to gain from sales or exchanges of USRPIs and capital gain dividends paid to a Non-U.S. Shareholder, unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is submitted to us or the appropriate withholding agent or (ii) the Non-U.S. Shareholder submits an IRS Form W-8 ECI (or a successor form) to us or the appropriate withholding agent claiming that the distributions are effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business and, in either case, other applicable requirements are met.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares. For FIRPTA withholding purposes (discussed below) such distribution will be treated as consideration for the sale or exchange of shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, these distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its shares, as described below. However, recent legislation may cause such excess distributions to be treated as dividend income for certain Non-U.S. Shareholders holding their interests through a "qualified shareholder" (as such term is defined in Section 897(k)(3) of the Code and further discussed below). If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of such distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

        Distributions to a Non-U.S. Shareholder that are designated by us at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to U.S. federal income taxation unless (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's U.S. trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Shareholder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the Non-U.S. Shareholder will be subject to the same treatment as a U.S. Shareholder with respect to such gain (except that a corporate Non-U.S. Shareholder also may be subject to the branch profits tax of up to 30%, as discussed above), or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case such shareholder will be subject to a 30% tax (or such lower rate specified by an applicable income tax treaty) on its capital gains.

        Distributions that are attributable to gain from sales or exchanges by us of USRPIs will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The term "USRPIs" includes interests in U.S. real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. Under FIRPTA, and subject to the exception described below, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. We are required to withhold 35% (20% to the extent provided in applicable Treasury Regulations) of any distribution to a Non-U.S. Shareholder attributable to gain from sales or exchanges by us of USRPIs. This amount is creditable against the Non-U.S. Shareholder's U.S. federal income tax liability. We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of Non-U.S. Shareholder status on IRS Form W-8 to determine whether withholding is required on gains realized from the disposition of U.S. real property interests. A U.S. Shareholder who holds shares on behalf of a Non-U.S. Shareholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

        Capital gain distributions to Non-U.S. Shareholders that are attributable to our sale of USRPIs will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) our common shares are treated as being "regularly traded" on an established securities market in the United States and (ii) the Non-U.S. Shareholder did not own more than 10% of our common shares at any time during the one-year period preceding the distribution. Our common shares will be regularly traded on an established securities market in the United States following the completion of this offering. As a result, Non-U.S. Shareholders owning 10% or less of our common shares generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. If our common shares ceases to be regularly traded on an established securities market in the United States or the Non-U.S. Shareholder owned more than 10% of our common shares at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of USRPIs would be subject to tax under FIRPTA, as described above.

        If a Non-U.S. Shareholder owning more than 5% of our common shares (or any Non-U.S. Shareholder, if our common shares are not "regularly traded") disposes of such common shares during the 30-day period preceding the ex-dividend date of any dividend payment, and such Non-U.S. Shareholder (or a person related to such Non-U.S. Shareholder) acquires or enters into a contract or option to acquire our common shares within 61 days beginning with the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain to such Non-U.S. Shareholder under FIRPTA, then such Non-U.S Shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

        Gain recognized by a Non-U.S. Shareholder upon a sale of shares of a REIT generally will not be taxed under FIRPTA (except pursuant to the wash sale rules described in the preceding paragraph) if the REIT is a "domestically controlled qualified investment entity" (generally, a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign persons). Since it is currently anticipated that we will be a "domestically controlled qualified investment entity," a Non-U.S. Shareholder's sale of our common shares should not be subject to taxation under FIRPTA. Because our common shares will be publicly-traded following the completion of this offering, under recently enacted rules, we will be able to rely on certain assumptions (absent actual knowledge to the contrary) to determine that we are a "domestically controlled qualified investment entity." However, because our common shares will be publicly-traded, no assurance can be given that we will continue to be a "domestically controlled qualified investment entity." Regardless of the extent of our non-U.S. ownership, a Non-U.S. Shareholder will not incur tax under FIRPTA on a disposition of the shares of our publicly-traded common shares if such Non-U.S. Shareholder owned, actually or constructively, at all times during a specified testing period, 10% or less of the total fair market value of such class of shares. Notwithstanding the foregoing, gain from the sale of our common shares that is not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) the Non-U.S. Shareholder's investment in the shares is "effectively connected" with the Non-U.S. Shareholder's U.S. trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Shareholder maintains a permanent establishment in the United States to which such gain is attributable), in which case the Non-U.S. Shareholder will be subject to the same treatment as a U.S. Shareholder with respect to such gain (a Non-U.S. Shareholder that is a foreign corporation also may be subject to a branch profits tax of up to 30%, as discussed above), or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals); provided, however, that deductions otherwise allowable will be allowed as deductions only if the tax returns were filed within the time prescribed by law. In general, if our common shares are not "regularly traded" on an established securities market, the purchaser of the shares would be required to withhold and remit to the IRS 15% of the amount realized by the seller on the sale of such shares.

        Under rules enacted in 2015, Non-U.S. Shareholders that are "qualified foreign pension funds" or certain "qualified collective investment vehicles" that qualify as "qualified shareholders" are not subject to the FIRPTA rules described in this section. In particular, to the extent our shares are held directly (or indirectly through one or more partnerships) by a "qualified shareholder" (within the meaning of Section 897(k)(3) of the Code), it will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI. In addition, the FIRPTA rules will not apply to any USRPI held directly (or indirectly through one or more partnerships) by a "qualified foreign pension fund" or any entity all of the interests of which are held by a qualified foreign pension fund. For these purposes, a "qualified foreign pension fund" is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (or their designees) or one or more employers for services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to relevant local tax authorities and (v) with respect to which, under its local laws, contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or taxation of its income is deferred or taxed at a reduced rate.

        Non-U.S. Shareholders should consult with their own tax advisors to determine if they are eligible for either of these exceptions to the FIRPTA rules.

Information Reporting Requirements and Backup Withholding Tax

        U.S. Shareholders.    A U.S. Shareholder may be subject to information reporting and backup withholding when such holder receives payments on our common shares or proceeds from the sale or other taxable disposition of such shares. Certain U.S. Shareholders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Shareholder will be subject to backup withholding if such holder is not otherwise exempt and:

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  the holder fails to furnish the holder's taxpayer identification number, which for an individual is ordinarily his or her social security number;

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  the holder furnishes an incorrect taxpayer identification number;

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  the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

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  the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Shareholder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Shareholders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

        Non-U.S. Shareholders.    Payments of dividends on our common shares generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common shares paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS also may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Shareholder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Shareholder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Aspects of Workspace Property Trust, L.P.

        General.    Workspace Property Trust, L.P., our operating partnership, holds substantially all of our investments. In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of their partnership, and are potentially subject to tax thereon, without regard to whether distributions are made to them by the partnership. We include in our income our proportionate share of these Workspace Property Trust, L.P. items (including our proportionate share of such items attributable to partnerships in which Workspace Property Trust, L.P. owns a direct or indirect interest) for purposes of the various REIT gross income tests and in the computation of our taxable income. Moreover, for purposes of the REIT Asset Tests, we include our proportionate share of assets held by Workspace Property Trust, L.P. and by partnerships in which Workspace Property Trust, L.P. owns a direct or indirect interest.

        Except in the case of subsidiaries that have elected REIT or TRS status, we expect that our operating partnership and its partnership and limited liability company subsidiaries will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships for U.S. federal income tax purposes are treated as "pass-through" entities that are not required to pay U.S. federal income taxes. Rather, partners or members of such entities are allocated their share of the items of income, gain, loss, deduction and credit of the entity and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity.

        Our ownership interests in such subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If our operating partnership, or one or more of its subsidiary partnerships or limited liability companies intended to be taxed as partnerships, were treated as an association, it would be taxable as a corporation and would be subject to U.S. federal income taxes on its income. In that case, the character of the entity and its income would change for purposes of the REIT income tests and the Asset Tests. This, in turn, could prevent us from qualifying as a REIT. We believe that our operating partnership and other subsidiary partnerships and limited liability companies that do not elect REIT or TRS status have been and/or will be classified as partnerships or disregarded entities for U.S. federal income tax purposes, and the remainder of this discussion is based on such classification.

        Although a domestic unincorporated entity is generally treated as a partnership (if it has more than one owner) or a disregarded entity (if it has a single owner) for U.S. federal income tax purposes, in certain situations such an entity may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a "publicly traded partnership" that does not qualify for an exemption based on the character of its income. A partnership is a "publicly traded partnership" under Section 7704 of the Code if it qualified for certain safe harbors, one of which applied to certain partnerships with no more than 100 partners. We expect our operating partnership to qualify for this safe harbor immediately following the consummation of the formation transactions, but we may exceed the 100 partners limit in future periods.

        There is a risk that the right of a holder of operating partnership common units to redeem the units for cash (or common shares at our option) could cause operating partnership common units to be considered readily tradable on the substantial equivalent of a secondary market, and we may not be eligible for a safe harbor at all times. If our operating partnership is a publicly traded partnership, it will be taxable as a corporation unless at least 90% of its gross income has consisted and will consist of "qualifying income" under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. We believe that our operating partnership has had and will continue to have sufficient qualifying income so that it would be taxed as a partnership, even if it were classified as a publicly traded partnership. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences will cause our operating partnership to fail the 90% gross income test applicable to publicly traded partnerships.

        Allocations of Income, Gain, Loss and Deduction.    A partnership agreement will generally determine the allocation of income and losses among partners for U.S. federal income tax purposes. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that the partnership allocations respect the economic arrangement of their partners. If an allocation is not recognized by the IRS for U.S. federal income tax purposes, the item subject to the allocation will be reallocated according to the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss in our operating partnership and its partnership subsidiaries are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

        Tax Allocations with respect to Contributed Properties (Effects of Section 704(c) of the Code).    Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. These rules similarly apply to appreciated or depreciated property held by the partnership at the time of a revaluation of partnership property for purposes of maintaining capital accounts. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at such time (said difference, the "Book-Tax Difference"). These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts of, or other economic or legal arrangements among, the partners. Workspace Property Trust, L.P. has since formation received, and may in the future receive, contributions of appreciated property (including interests in partnerships that have appreciated property). In addition, pursuant to the formation transactions, there will be a revaluation of the partnership property for purposes of maintaining capital accounts. Consequently, in accordance with Section 704(c) of the Code and Workspace Property Trust, L.P.'s partnership agreement, Workspace Property Trust, L.P. is required to make allocations to its partners in a manner consistent with Section 704(c) of the Code and the Treasury Regulations thereunder.

        In general, those partners who have contributed to Workspace Property Trust, L.P. property (including interests in partnerships that own property) that has a fair market value in excess of basis at the time of such contribution are allocated lower amounts of depreciation deductions for tax purposes than would have been the case if such allocations were made pro rata. In addition, in the event of the disposition of any such property, all taxable income and gain attributable to such property's Book-Tax Difference generally will be allocated to the contributing partners, and we generally will be allocated only our share (and on a pro rata basis) of any capital gain attributable to post-contribution appreciation, if any. The foregoing allocations would tend to eliminate a property's Book-Tax Difference over Workspace Property Trust, L.P.'s life. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate a property's Book-Tax Difference and could prolong a noncontributing partner's Book-Tax Difference with respect to such property. Thus, the carryover basis of a contributed property in the hands of Workspace Property Trust, L.P. may cause us to be allocated: (a) lower tax depreciation and other deductions than our economic or book depreciation and other deductions allocable to us; and/or (b) more taxable income or gain upon a sale of the property than the economic or book income or gain allocable to us as a result of the sale. Such differing tax allocations may cause us to recognize taxable income or gain in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

        Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences (e.g., the "traditional method," the "traditional method with curative allocations," and the "remedial method"). Some of these methods could prolong the period required to eliminate the Book-Tax Difference as compared to other permissible methods (or could, in fact, result in a portion of the Book-Tax Difference to remain unaccounted for). Workspace Property Trust, L.P. will use the "traditional method" with respect to property that it holds as of the day hereof, but we and Workspace Property Trust, L.P. have not determined whether Workspace Property Trust, L.P. will use the "traditional method," or some other permissible method, to account for any Book-Tax Difference with respect to any hereafter contributed property. With respect to any purchased property that is not "replacement property" in a tax-free like-kind exchange under Section 1031 of the Code, such property initially would have a tax basis equal to its fair market value and Section 704(c) of the Code would not apply.

        Basis in Partnership Interests in Workspace Property Trust, L.P.    Our adjusted tax basis in our interest in Workspace Property Trust, L.P. generally equals the amount of cash and the basis of any other property contributed by us to Workspace Property Trust, L.P. (i) increased by our allocable share of the income and indebtedness of Workspace Property Trust, L.P., and (ii) decreased (but not below zero) by: (a) our allocable share of losses of Workspace Property Trust, L.P.; (b) the amount of cash and adjusted basis of property distributed by Workspace Property Trust, L.P. to us; and (c) the reduction in our allocable share of Workspace Property Trust, L.P.'s indebtedness.

        If the allocation of our distributive share of Workspace Property Trust, L.P.'s losses exceeds the adjusted tax basis of our partnership interest in Workspace Property Trust, L.P., the recognition of such excess losses would be deferred to the extent that we have adjusted tax basis in our interest in Workspace Property Trust, L.P. To the extent that Workspace Property Trust, L.P.'s distributions, or any decrease in our allocable share of indebtedness (such decreases being considered a constructive cash distribution to the partners), exceeds our adjusted tax basis in our interest in Workspace Property Trust, L.P., such excess distributions (including such constructive distributions) will constitute taxable income to us. Such taxable income would normally be characterized as capital gain, and if our interest in Workspace Property Trust, L.P. has been held for longer than the long-term capital gain holding period (currently more than one year), such distributions and constructive distributions would constitute long-term capital gain income.

        Sale of the Properties.    Our distributive share of any gain realized by Workspace Property Trust, L.P. on its sale of any property held by it as inventory or primarily for sale to customers in the ordinary course of its trade or business would be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income also may have an adverse effect on our ability to satisfy the REIT gross income tests. Under existing law, whether Workspace Property Trust, L.P. holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business depends on all the facts and circumstances with respect to the particular transaction. Workspace Property Trust, L.P. intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, renting and otherwise operating the properties, and to make such occasional sales of the properties, including peripheral land, as are consistent with Workspace Property Trust, L.P.'s investment objectives.

State and Local Tax

        We and our shareholders may be subject to state and local tax in various states and localities, including those in which we or they transact business, own property or reside. Our tax treatment and that of our shareholders in such jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

Procedural Matters

        In 2016, Congress revised the rules applicable to federal income tax audits of partnerships (such as certain of our subsidiaries) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs, and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of our operating partnership or a subsidiary partnership.

FATCA

        The Foreign Account Tax Compliance Act (or FATCA) provisions of the Code, enacted in 2010, together with administrative guidance and certain intergovernmental agreements entered into thereunder, impose a 30% withholding tax on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or foreign non-financial entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. Investors in jurisdictions that have entered into intergovernmental agreements may, in lieu of the foregoing requirements, be subject to different rules. Withholding under FATCA will apply after December 31, 2018 with respect to the gross proceeds from a disposition of property that can produce U.S.-source interest or dividends, including our common shares, and began after June 30, 2014 with respect to other withholdable payments, including dividends on our common shares. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

        Our company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        The underwriters have an over-allotment option to buy up to an additional                      shares from our company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise the over-allotment option for 30 days. If any shares are purchased pursuant to the over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase                      additional shares.

Paid by Our Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We and our officers, trustees and holders of substantially all of our common shares prior to this offering have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of their common shares, or any options or warrants to purchase any shares of their common shares, or any securities convertible into, exchangeable for or that represent the right to receive shares of their common shares, whether now owned or hereinafter acquired, owned directly by our company or these other persons (including holding as a custodian) or with respect to which our company or such other persons has beneficial ownership within the rules and regulations of the SEC during the period from the date of this prospectus continuing through the date              days after the date of this prospectus, except with the prior written consent of                         . See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our company's historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We intend to apply to list the common shares on the NYSE under the symbol "WSPT." In order to meet one of the requirements for listing the common shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' over-allotment option described above may be exercised. The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the over-allotment option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the over-allotment option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Canada

        The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

        The securities which are the subject of this prospectus do not represent units in a collective investment scheme which is authorized or recognized by the Monetary Authority of Singapore (MAS) under Section 286 or 287 of the Securities and Futures Act (Chapter 289 of Singapore) (SFA) and this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the SFA. This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities will not be circulated or distributed, nor will the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore, other than institutional investors as defined in Section 4A of the SFA or relevant regulations thereunder.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                    .

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, trustees and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates also may communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

        Affiliates of J.P. Morgan Securities LLC, acting as lenders, originated approximately $1 billion of mortgage and mezzanine debt in connection with the acquisitions of our first and second portfolios. See Note 5 to the combined consolidated financial statements of our predecessor for additional information regarding such debt.

 LEGAL MATTERS

        Certain legal matters, including our qualification as a real estate investment trust, will be passed upon for us by Seyfarth Shaw LLP. Certain legal matters relating to this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP. Ballard Spahr LLP will issue an opinion to us regarding certain matters of Maryland law, including the validity of the common shares offered hereby.

EXPERTS

        The consolidated financial statements of Workspace Property Trust Predecessor at December 31, 2016 and 2015, and for the year ended December 31, 2016, the period December 3, 2015 (commencement of operations) to December 31, 2015 (Workspace owner period), and the period January 1, 2015 to December 2, 2015 (prior owner period), appearing in this prospectus and the registration statement of which it forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The balance sheet of Workspace Property Trust at June 23, 2017, appearing in this prospectus and the registration statement of which it forms a part has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined statement of revenues and certain expenses of The Second Portfolio for the year ended December 31, 2015, appearing in this prospectus and the registration statement of which it forms a part has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We maintain a website at www.workspaceproperty.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

        We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments filed with such registration statement, for the common shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement and exhibits, schedules and amendments to such registration statement. You should refer to the registration statement and its exhibits, schedules and amendments for additional information. Whenever we make statements in this prospectus as to the contents of our contracts, agreements or other documents, the statements are not necessarily complete and, where that contract, agreement or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the statement relates.

        When we complete this offering, we also will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement and the exhibits, schedules and amendments filed with such registration statement, on the SEC's website at www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Workspace Property Trust
Pro Forma Consolidated Financial Statements (unaudited):
Pro Forma Consolidated Balance Sheet as of March 31, 2017 (unaudited)	F-5
Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2017 (unaudited)	F-6
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2016 (unaudited)	F-7
Notes to Pro Forma Consolidated Financial Statements (unaudited)	F-8
Historical Financial Statements (audited):
Report of Independent Registered Public Accounting Firm	F-13
Balance Sheet as of June 23, 2017	F-14
Notes to Balance Sheet as of June 23, 2017	F-15
Workspace Property Trust Predecessor
Historical Combined Consolidated Financial Statements (audited):
Report of Independent Registered Public Accounting Firm	F-18
Combined Consolidated Balance Sheets as of December 31, 2016 and 2015	F-19

Combined Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2016, the period from December 3, 2015 (commencement of operations) to December 31, 2015 and the period from January 1, 2015 to December 2, 2015

F-20

Combined Consolidated Statements of Equity for the year ended December 31, 2016, the period from December 3, 2015 (commencement of operations) to December 31, 2015 and the period from January 1, 2015 to December 2, 2015

F-21

Combined Consolidated Statements of Cash Flows for the year ended December 31, 2016, the period from December 3, 2015 (commencement of operations) to December 31, 2015 and the period from January 1, 2015 to December 2, 2015

F-22
Notes to Combined Consolidated Financial Statements	F-24
Schedule III—Real Estate and Accumulated Depreciation	F-50
Interim Historical Combined Consolidated Financial Statements (unaudited) :
Combined Consolidated Balance Sheets as of March 31, 2017 (unaudited) and December 31, 2016	F-55
Combined Consolidated Statements of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2017 and 2016	F-56
Combined Consolidated Statement of Equity for the three months ended March 31, 2017	F-57
Combined Consolidated Statements of Cash Flows for three months ended March 31, 2017 and 2016	F-58
Notes to Combined Consolidated Financial Statements	F-59
The Second Portfolio
Report of Independent Auditors	F-80
Combined Statements of Revenues and Certain Expenses for the nine months ended September 30, 2016 (unaudited) and year ended December 31, 2015	F-81
Notes to the Combined Statements of Revenues and Certain Expenses for the nine months ended September 30, 2016 (unaudited) and year ended December 31, 2015	F-82

Workspace Property Trust
Pro Forma Consolidated Financial Statements (unaudited):

 Workspace Property Trust
Unaudited Pro Forma Consolidated Financial Statements

        The following sets forth the unaudited pro forma consolidated balance sheet for Workspace Property Trust, a Maryland real estate investment trust, together with its consolidated subsidiaries ("we," "our," "us" and "our company"), as of March 31, 2017 and the unaudited pro forma consolidated statements of operations of our company for the three months ended March 31, 2017 and year ended December 31, 2016. Workspace Property Trust will sell common shares of beneficial interest, par value $0.01 per share, in this offering and contribute the net proceeds to Workspace Property Trust, L.P., a Delaware limited partnership ("our operating partnership"), in exchange for common units of limited partnership interest in our operating partnership, or "common units." Following the completion of this offering and the formation transactions described below, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. At such time, we, as the sole general partner of our operating partnership, are expected to own, directly or indirectly,        % of our operating partnership and will generally have the exclusive power under the partnership agreement to manage and conduct its business. Under accounting principles generally accepted in the United States of America, or GAAP, we will consolidate the assets, liabilities and results of operations of our operating partnership and its consolidated subsidiaries.

        Workspace Property Trust was formed as a Maryland real estate investment trust to continue the business of our predecessor. Our predecessor includes our operating partnership and its affiliates, all of which are managed and controlled by the board of managers of RVFP WS GP, LLC, the general partner of Workspace RVFP, L.P., the general partner of our operating partnership, which we refer to as the "predecessor general partner." Our operating partnership was formed on November 18, 2015 and commenced operations on December 3, 2015 when it acquired 40 office and flex properties and one land parcel in the Philadelphia market, which we refer to as the our "first portfolio," from a third-party seller. On October 3, 2016, our operating partnership acquired a portfolio of 108 office and flex properties and two land parcels located in the Philadelphia, Minneapolis, Phoenix, South Florida and Tampa markets, which we refer to as our "second portfolio," from a third-party seller.

        Prior to or concurrently with the completion of this offering, our operating partnership and its affiliates will engage in a series of transactions intended to establish our operating structure. We refer to these transactions, which are described below, as our "formation transactions."

  •
  Workspace Property Trust was formed as a Maryland real estate investment trust in June 2017. Workspace Property Trust intends to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with its taxable year ending December 31, 2017.

  •
  The predecessor general partner will distribute to its partners certain partnership interests in our operating partnership.

  •
  The predecessor general partner will be merged with and into Workspace Property Trust, with Workspace Property Trust surviving and succeeding as the general partner of our operating partnership, and the owners of the predecessor general partner will receive common shares of Workspace Property Trust in exchange for their interests in the predecessor general partner.

  •
  Entities that own Workspace Property Management, L.P., which provides property management services and certain other services to our operating partnership and which we refer to as "Workspace Property Management," will contribute to our operating partnership their partnership interests in Workspace Property Management in exchange for common units.

  •
  The entity that owns RV PM GP, LLC, which is the general partner of Workspace Property Management, will contribute to our operating partnership their membership interests in

    RV PM GP, LLC in exchange for common units, and RV PM GP, LLC will elect to be treated as a taxable REIT subsidiary for U.S. federal income tax purposes in order to cause Workspace Property Management to continue to be treated as a partnership for U.S. federal income tax purposes.

  •
  The existing partnership interests in our operating partnership will be converted into common units in our operating partnership.

  •
  The limited partnership agreement of our operating partnership will be amended and restated.

  •
  Workspace Property Trust will sell            common shares (or            common shares if the underwriters exercise their over-allotment option in full) in this offering and contribute the net proceeds of this offering to our operating partnership in exchange for common units.

  •
  We expect our operating partnership to use a portion of the net proceeds received from us to repay approximately $             million in outstanding indebtedness. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition opportunities.

        Prior to the merger of the predecessor general partner with and into Workspace Property Trust, all substantive activities will have been conducted by our predecessor, as Workspace Property Trust had limited activity. As a result, the merger will be accounted for as a reverse acquisition using the acquisition method of accounting, with our predecessor as the accounting acquirer, and the historical financial information for the periods prior to the merger will be that of our predecessor.

        The unaudited pro forma consolidated financial statements are being presented as if this offering and the formation transactions had occurred on March 31, 2017 for purposes of the unaudited pro forma consolidated balance sheet and as if this offering, the formation transactions and our predecessor's acquisition of the second portfolio had occurred on January 1, 2016 for purposes of the unaudited pro forma consolidated statements of operations.

        The unaudited pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our unaudited pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. Our unaudited pro forma consolidated financial statements do not purport to (i) represent our financial position that would have actually existed had this offering and the formation transactions occurred on March 31, 2017, (ii) represent the results of our operations that would have actually occurred had this offering, the formation transactions and our predecessor's acquisition of the second portfolio occurred on January 1, 2016 or (iii) project our financial position or results of operations as of any future date or for any future period.

WORKSPACE PROPERTY TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2017

(unaudited and dollar amounts in thousands)

	Workspace Property Trust Historical (A)	Predecessor (B)	Offering Proceeds/ Repayment of Debt (C)		Other Pro Forma Adjustments		Workspace Property Trust and Subsidiaries Pro Forma
Assets
Land and improvements	$—	$256,603	$		$—		$
Building and improvements	—	821,586			—

	—	1,078,189			—
Accumulated depreciation	—	(27,925)			—

Real estate properties, net	—	1,050,264			—
Cash and cash equivalents	1	11,473			—
Restricted cash	—	24,267			—
Tenant and other receivables, net	—	3,790			—
Due from related parties	—	53			—
Deferred rent receivable, net	—	5,418			—
Deferred costs, net	—	5,414			—
Acquired lease intangible assets, net	—	135,702			—
Prepaid expenses and other assets	—	7,979			—

Total Assets	$1	$1,244,360	$		$—		$

Liabilities
Mortgages and other loans payable, net	$—	$1,011,014	$		$—		$
Redeemable preferred equity, net		101,910			—
Accounts payable and accrued expenses	—	11,613			—
Accrued interest payable and other liabilities		5,793			—
Acquired lease intangibles, net	—	16,043			—
Deferred revenue	—	7,332			—
Security deposits	—	7,642			—

Total Liabilities	$—	1,161,347	$		$—		$
Equity
Owners' equity	—	101,775		—	(101,577)
Common shares, $0.01 par value	—	—				(D)(E)
Additional paid-in capital	1	—				(D)(E)
Accumulated deficit	—	(18,762)			—

Total shareholders' equity	—	83,013			(101,577)
Non-controlling partnership interest	—	—			101,577	(F)

Total Equity	1	83,013			—

Total Liabilities and Equity	$1	$1,244,360	$		$—		$

WORKSPACE PROPERTY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(unaudited and dollar amount in thousands)

	Workspace Property Trust Historical (AA)	Predecessor (BB)	Offering Proceeds/ Repayment of Debt (CC)	Other Pro Forma Adjustments		Workspace Property Trust and Subsidiaries Pro Forma
Revenues
Rental revenue, net	$—	$29,724	$	$—		$
Tenant reimbursement	—	16,662		—
Other income	—	335		—

Total revenue	—	46,721		—
Expenses
Operating expenses	—	10,889		—
Real estate taxes	—	5,862		—
Depreciation and amortization	—	23,456		—
Transaction related costs	—	28		—
General and administrative	—	3,260			(EE)

Total expenses	—	43,495		—
Operating income (loss)	—	3,226		—
Other expenses
Interest expense	—	(22,112)		—
Unrealized gain (loss) on derivative instruments	—	124		—

Income (loss) from operations before taxes	—	(18,762)		—
Provision for income taxes		—

Net income (loss)	—	(18,762)		—
Net income (loss) attributable to noncontrolling interests	—	—			(FF)

Net income (loss) attributable to owners/shareholders	—	(18,762)			(FF)
Other comprehensive income	—			—
Change in unrealized gain on derivative instruments	—	(164)		—

Comprehensive income (loss)	$—	$(18,926)	$	$—		$

Pro forma earnings per share-basic and diluted						$	(GG)

Pro forma weighted average shares-basic and Diluted							(GG)

WORKSPACE PROPERTY TRUST

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(unaudited and dollar amount in thousands)

	Workspace Property Trust Historical (AA)	Predecessor (BB)	Second Portfolio Adjustments (DD)	Offering Proceeds/ Repayment of Debt (CC)	Other Pro Forma Adjustments		Workspace Property Trust and Subsidiaries Pro Forma
Revenues
Rental revenue, net	$—	51,467	$68,557	$	$—		$
Tenant reimbursement	—	27,338	33,983		—
Other income	—	3,952	649		—

Total revenue	—	82,757	103,189		—
Expenses
Operating expenses	—	17,531	13,308		—
Real estate taxes	—	9,611	13,460		—
Depreciation and amortization	—	41,129	44,833		—
Transaction related costs	—	213	—		—
General and administrative	—	5,644	44			(EE)

Total expenses	—	74,128	71,645		—

Operating income (loss)	—	8,629	31,544		—
Other expenses
Interest expense	—	(31,545)	—		—
Loss on extinguishment of debt	—	(1,093)	—		—
Unrealized loss on derivative instruments	—	(781)	—		—

Income (loss) from operations before taxes	—	(24,790)	31,544		—
Provision for income taxes	—	—	—		—

Net income (loss)	—	(24,790)	31,544		—
Net income (loss) attributable to noncontrolling interests	—	—	—			(FF)

Net income (loss) attributable to owners/shareholders	—	(24,790)	31,544			(FF)
Other comprehensive income	—	—	—		—
Change in unrealized gain on derivative instruments	—	—	—		—

Comprehensive income (loss)	$—	(24,790)	$31,544	$	$—		$

Pro forma earnings per share-basic and diluted							$	(GG)

Pro forma weighted average shares-basic and diluted								(GG)

Notes to Pro Forma Consolidated Financial Statements (unaudited)

1. Adjustments to Unaudited Pro Forma Consolidated Balance Sheet

        The adjustments to the unaudited pro forma consolidated balance sheet as of March 31, 2017 are as follows (dollar amounts in thousands, except per share and common unit amounts):

(A)
Reflects the audited historical balance sheet of Workspace Property Trust as of June 23, 2017. Workspace Property Trust is the public registrant under the Securities Act of 1933, as amended. Workspace Property Trust has had no operating activity since its formation on June 7, 2017, other than the issuance of 100 common shares for an aggregate purchase price of $1,000 in connection with the initial capitalization of Workspace Property Trust, which was paid on June 22, 2017. We intend to repurchase these common shares upon completion of this offering.

(B)
Reflects the unaudited historical combined consolidated balance sheet of our predecessor as of March 31, 2017. Pursuant to the formation transactions, the predecessor general partner will merge with and into Workspace Property Trust, with Workspace Property Trust surviving as the sole general partner of our operating partnership. The merger will be accounted for as a reverse acquisition using the acquisition method of accounting, with our predecessor as the accounting acquirer. As a result, our predecessor's assets and liabilities will be reflected at their historical cost basis.

(C)
Reflects the sale of            common shares in this offering at a public offering price of $             per share (based on the midpoint of the price range set forth on the front cover of this prospectus), net of underwriting discounts, commissions and offering expenses as follows:

Gross proceeds from this offering	$
Underwriting discount		(	)

Proceeds before offering expenses payable by us
Offering expenses payable by us(1)		(	)

Available proceeds	$

(1)
Includes offering costs of $            on our predecessor's consolidated balance sheet as of March 31, 2017.

  This adjustment also reflects the use of a portion of the proceeds from this offering to repay approximately $            of outstanding indebtedness.

(D)
Reflects the issuance of an aggregate of $            of common shares (based on the midpoint of the price range set forth on the front cover of this prospectus) to the entities that own the predecessor general partner in connection with the formation transactions.

(E)
Reflects the issuance of an aggregate of $            of equity-based awards (based on the midpoint of the price range set forth on the front cover of this prospectus) to our executive officers, trustees and eligible employees upon completion of this offering.

(F)
Reflects the issuance of an aggregate of $            of common units (based on the midpoint of the price range set forth on the front cover of this prospectus) to the entities that contribute their interests in Workspace Property Management and RV PM GP, LLC to our operating partnership in connection with the formation transactions.

Notes to Pro Forma Consolidated Financial Statements (unaudited) (Continued)

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations

        The adjustments to the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2017 and year ended December 31, 2016 are as follows (dollar amounts in thousands):

(AA)
Represents the historical statements of operations of Workspace Property Trust for the three months ended March 31, 2017 and year ended December 31, 2016. Workspace Property Trust has had no operating activity since its formation on June 7, 2017, other than the issuance of 100 common shares for an aggregate purchase price of $1,000 in connection with the initial capitalization of Workspace Property Trust, which was paid on June 22, 2017.

(BB)
Reflects the historical combined consolidated statements of operations of our predecessor for the three months ended March 31, 2017 and year ended December 31, 2016. As discussed in Note B, pursuant to the formation transactions, the predecessor general partner will merge with and into Workspace Property Trust, with Workspace Property Trust surviving as the sole general partner of our operating partnership. The merger will be accounted for as a reverse acquisition using the acquisition method of accounting, with our predecessor as the accounting acquirer. As a result, expenses such as depreciation and amortization to be recognized by us are based on our predecessor's historical cost basis of the related assets and liabilities.

(CC)
Reflects the reduction in interest expense (including amortization of deferred finance costs) related to the repayment of indebtedness in connection with this offering and formation transactions. See Note C.

(DD)
On October 3, 2016, our operating partnership acquired the second portfolio from a third-party seller. Since that date, the operating results of the second portfolio have been consolidated with the operating results of our predecessor in accordance with ASC 810. The table below presents the combined revenues and certain expenses of our second portfolio for the nine months ended September 30, 2016, as adjusted to reflect the (i) combined revenues and certain expenses of the second portfolio for the period of October 1, 2016 through October 2, 2016, the day prior to

Notes to Pro Forma Consolidated Financial Statements (unaudited) (Continued)

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations (Continued)

  acquisition, and (ii) the net impact on certain amounts as if the acquisition occurred on January 1, 2016:

	Second Portfolio(1)	Adjustments(2)		Second Portfolio Adjustments
Operating Revenue
Rental revenue, net	$67,014	$1,543	(3)	$68,557
Tenant reimbursement	33,737	246		33,983
Other income	644	5		649

Total operating revenue	$101,395	$1,794		$103,189

Operating Expenses
Operating expenses	$17,670	$(4,632)		$13,308
Real estate taxes	13,362	98		13,460
General and administrative	44	—		44
Depreciation and amortization	—	44,833	(4)	44,833

Total operating expenses	$31,076	$40,569		$71,645

(1)
This information is derived from the unaudited combined statement of revenues and certain expenses from real estate operations of our second portfolio for the nine months ended September 30, 2016, which were prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act.

(2)
Reflects adjustments to include the operating revenue and certain expenses for our second portfolio for the period of October 1, 2016 through the October 2, 2016. Operating revenue and certain expenses are based on the daily average operating revenue and certain expenses for our second portfolio for the nine months ended September 30, 2016, multiplied by two.

(3)
Reflects the net impact on straight-line rents and the amortization of above/below market lease intangibles based on our predecessor's purchase price allocation as if the acquisition of our second portfolio occurred on January 1, 2016 (with respect to both the period of January 1, 2016 through October 2, 2016 and the period of October 3, 2016 through December 31, 2016, the period in which our second portfolio's operating results were already included in our predecessor's operating results).

(4)
Reflects the net impact on depreciation and amortization of real building and tenant improvements and the amortization of in-places lease intangibles determined based on our predecessor's purchase price allocation as if the acquisition of our second portfolio occurred on January 1, 2016 (with respect to both the period of January 1, 2016 through October 2, 2016 and the period of October 3, 2016 through December 31, 2016, the period in which our second portfolio's operating results were already included in our predecessor's operating results).

  Pro forma depreciation and amortization expense for the period ended October 3, 2016 has been calculated and presented based on our purchase price allocation conducted in accordance with ASC 805 and the estimated useful lives of the assets as follows:

Land improvements	15 years
Building	40 years
Tenant improvements	over the life of the respective lease
Furniture and fixtures	5 years

  In utilizing these useful lives for determining the pro forma adjustments, management considered the length of time the asset had been in existence, the maintenance history, as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life.

Notes to Pro Forma Consolidated Financial Statements (unaudited) (Continued)

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations (Continued)

  We amortize acquired above- and below-market leases as a decrease or increase to rental income, respectively, over the lives of the respective leases. Amortization of acquired in-place leases, excluding ground leases, is included as a component of depreciation and amortization.

  Interest expense on debt we incurred in connection with the acquisition of our second portfolio is calculated using the contractual interest rate for each loan. Such debt bears interest at a rate equal to the London Interbank Offered Rate plus a spread. A hypothetical 0.125% increase or decrease in the weighted average interest rate on the debt incurred in connection with the acquisition of our second portfolio would increase or decrease interest expense by $816,000 and $205,000 for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively. See Note CC for the pro forma adjustment for the net impact on interest expense from the repayment of certain indebtedness to occur concurrent with this offering and formation transactions.

(EE)
Reflects expected non-cash compensation expense associated with the issuance of $            of equity-based awards (based on the midpoint of the price range set forth on the front cover of this prospectus) to executive officers, trustees and other eligible employees upon completion of this offering. These grants are expected to vest ratably over            years, resulting in non-cash compensation expenses of approximately $            per year. In addition, we expect to incur additional general and administrative expenses, including expenses that result from becoming a public company, including, but not limited to, board of trustees' fees and expenses, trustees and officers insurance, legal compliance cost and incremental audit and tax fees. We estimate additional recurring general and administrative expenses of approximately $            for 2017 as a result of being a public company. As we have not yet entered into contracts with third parties to provide the services included within this estimate, other than our agreement to issue equity-based awards to executive officers, trustees and other eligible employees upon completion of this offering, these estimated expenses do not appear in the unaudited pro forma consolidated statements of operations. Amounts corresponding to services and expenses under contract have been reflected as an adjustment in the unaudited pro forma consolidated statements of operations as additional general and administrative expenses.

(FF)
Reflects the allocation of net income (loss) to the noncontrolling interests and shareholders' equity.

(GG)
Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) allocable to our company's shareholders by the number of common shares issued in this offering and the formation transactions. For each period, the common units in our operating partnership have been excluded from the computation of diluted pro forma earnings per share, as such inclusion would be anti-dilutive. Set forth below is a reconciliation of pro forma weighted average shares outstanding:

Number of common shares issued in this offering
Number of common shares issued in the formation transactions

Workspace Property Trust
Historical Financial Statements (audited):

Report of Independent Registered Public Accounting Firm

The Board of Managers
RVFP WS GP, LLC

        We have audited the accompanying balance sheet of Workspace Property Trust (the Company) as of June 23, 2017. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Workspace Property Trust at June 23, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 30, 2017

Workspace Property Trust

Balance Sheet

June 23, 2017

Assets:
Cash	$1,000

Total Assets	$1,000

Shareholder's Equity:
Preferred shares, $0.01 par value, 1,000 shares authorized, 0 shares issued and outstanding	$—
Common shares, $0.01 par value, 9,000 shares authorized, 100 shares issued and outstanding	1
Additional paid in capital	999

Total Shareholder's Equity	$1,000

The accompanying notes are an integral part of this balance sheet.

Workspace Property Trust

Notes to Balance Sheet

June 23, 2017

1. ORGANIZATION

        Workspace Property Trust (the "Company") was organized as a Maryland real estate investment trust on June 7, 2017. Under its declaration of trust, the Company is authorized to issue up to 9,000 common shares and 1,000 preferred shares.

        The Company expects to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the "Offering") of common shares of beneficial interest, par value of $0.01 per share. The Company will contribute the net proceeds of the Offering in exchange for operating partnership units in Workspace Property Trust, L.P., a Delaware limited partnership (the "Operating Partnership"). The Company, as the sole general partner of the Operating Partnership, will generally have the exclusive power under the partnership agreement to manage and conduct the Operating Partnership business, subject to limited approval and voting rights of the limited partners. Accordingly, the Company will consolidate the Operating Partnership.

        The Operating Partnership will own, manage, lease and, acquire suburban office/flex buildings in the United States. The Operating Partnership will initially own 148 office/flex buildings and three land parcels, all of which will be included in the consolidated financial statements of Company. The Operating Partnership intends to use a portion of the net proceeds of the Offering to repay outstanding indebtedness and to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition opportunities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Income Taxes

        The Company intends to elect to be treated and to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2017. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Workspace Property Trust

Notes to Balance Sheet (Continued)

June 23, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Offering Costs

        In connection with the Offering, affiliates of the Company have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the proceeds of the Offering, when it is consummated or expensed if the transaction is not consummated.

Underwriting Commissions and Costs

        Underwriting commissions and costs to be incurred in connection with the Offering will be reflected as a reduction of additional paid in capital.

3. SUBSEQUENT EVENTS

        The Company evaluated all transactions that occurred after June 23, 2017 through June 30, 2017, the date this balance sheet was available to be issued and noted no matters requiring disclosure.

Workspace Property Trust Predecessor
Historical Combined Consolidated Financial Statements (audited):

Report of Independent Registered Public Accounting Firm

The Partners and
Board of Managers of RVFP WS GP, LLC

        We have audited the accompanying combined consolidated balance sheets of Workspace Property Trust Predecessor (the "Partnership") as of December 31, 2016 and 2015, and the related combined consolidated statements of operations and comprehensive income (loss), equity and cash flows for the year ended December 31, 2016 (Workspace Owner Period), the period from December 3, 2015 (commencement of operations) to December 31, 2015 (Workspace Owner Period), and the period from January 1, 2015 through December 2, 2015 (Prior Owner Period). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        _We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Workspace Property Trust Predecessor at December 31, 2016 and 2015, and the combined consolidated results of its operations and its cash flows for the year ended December 31, 2016 (Workspace Owner Period), the period from December 3, 2015 (commencement of operations) to December 31, 2015 (Workspace Owner Period), and the period from January 1, 2015 through December 2, 2015 (Prior Owner Period), in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 30, 2017

Workspace Property Trust Predecessor

Combined Consolidated Balance Sheets

(dollars in thousands)

	Workspace Owner Period
	December 31, 2016	December 31, 2015
Assets
Real estate properties, at cost
Land and land improvements	$256,603	$42,685
Building and improvements, including tenant improvements	816,788	189,529

	1,073,391	232,214
Less: accumulated depreciation	(18,423)	(900)

Real estate properties, net	1,054,968	231,314
Cash and cash equivalents	10,796	1,798
Restricted cash	23,699	1,932
Tenant and other receivables, net of allowance of $252 and $15 in 2016 and 2015, respectively	2,612	218
Due from related parties	43	—
Deferred rent receivable, net of allowance of $213 and $100 in 2016 and 2015, respectively	3,420	165
Deferred costs, net of accumulated amortization of $283 and $0 in 2016 and 2015, respectively	4,290	—
Acquired lease intangible assets, net	151,602	25,658
Prepaid expenses and other assets	9,060	3,620

Total assets	$1,260,490	$264,705

Liabilities
Mortgages payable, net	$1,008,073	$205,567
Redeemable preferred equity, net	99,585	—
Accounts payable and accrued expenses	6,411	1,451
Accrued interest payable and other liabilities	5,271	673
Acquired lease intangibles, net	17,007	8,329
Deferred revenue	7,245	785
Security deposits	7,337	1,910

Total liabilities	1,150,929	218,715
Commitments and contingencies	—	—
Equity
Owners' equity	109,199	45,990
Accumulated other comprehensive income	362	—

Total equity	109,561	45,990

Total liabilities and equity	$1,260,490	$264,705

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Combined Consolidated Statements of Operations and Comprehensive Income (Loss)

(dollars in thousands)

	Workspace Owner Period		Prior Owner Period
		Period from December 3, 2015 (commencement of operations) to December 31, 2015	Period from January 1, 2015 to December 2, 2015

	Year Ended December 31, 2016

Revenues
Rental revenue	$51,467	$2,319	$23,083
Tenant reimbursements	27,338	1,139	15,521
Other revenue	3,952	10	115

Total revenues	82,757	3,468	38,719

Expenses
Operating expenses	17,531	773	9,564
Real estate taxes	9,611	399	4,747
Depreciation and amortization	41,129	1,855	9,632
Transaction related costs	213	778	—
General and administrative	5,644	308	8
Management fees and allocated costs	—	—	3,199

Total expenses	74,128	4,113	27,150

Operating income (loss)	8,629	(645)	11,569
Other expenses:
Interest expense	(31,545)	(1,030)	—
Loss on extinguishment of debt	(1,093)	—	—
Unrealized loss on derivative instruments	(781)	(140)	—

Net income (loss)	(24,790)	(1,815)	11,569
Other comprehensive income:
Change in unrealized gain on derivative instruments	362	—	—

Comprehensive income (loss)	$(24,428)	$(1,815)	$11,569

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Combined Consolidated Statements of Equity

(dollars in thousands)

	Owners' Equity	Accumulated Other Comprehensive Income	Total Equity
Prior Owner Period
Balance at January 1, 2015	$199,464		$199,464
Net income	11,569		11,569
Contributions from owners	31,038		31,038
Distributions to owners	(43,620)		(43,620)

Balance at December 2, 2015	$198,451		$198,451

Workspace Owner Period
Balance at December 3, 2015 (commencement of operations)	$—	$—	$—
Net loss	(1,815)	—	(1,815)
Contributions from owners	50,539	—	50,539
Equity issuance costs	(281)	—	(281)
Distributions to owners	(2,453)	—	(2,453)

Balance at December 31, 2015	45,990	—	45,990
Net loss	(24,790)	—	(24,790)
Other comprehensive income	—	362	362
Contributions from owners	108,180	—	108,180
Equity issuance costs	(1,705)	—	(1,705)
Distributions to owners	(18,476)	—	(18,476)

Balance at December 31, 2016	$109,199	$362	$109,561

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Combined Consolidated Statements of Cash Flows

(dollars in thousands)

			Prior Owner Period
	Workspace Owner Period

	Year Ended December 31, 2016	Period from December 3, 2015 (commencement of operations) to December 31, 2015	Period from January 1, 2015 to December 2, 2015
Operating Activities
Net (loss) income	$(24,790)	$(1,815)	$11,569
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	41,129	1,855	9,632
Amortization of deferred finance costs	4,846	169	—
Amortization of debt discount	477	38	—
Loss on extinguishment of debt	1,093	—	—
Unrealized loss on derivative instruments	781	140	—
Provision for doubtful accounts	257	115	580
Amortization of above- and below-market leases, net	(442)	(254)	—
Deferred rents receivable	(3,275)	(265)	(1,465)
Accretion of interest on redeemable preferred equity	2,107	—	—
Changes in operating assets and liabilities:
Tenant and other receivables	(2,631)	(233)	(415)
Deferred leasing costs	(3,400)	—	(1,309)
Prepaid expenses and other assets	(5,382)	(2,683)	(321)
Due from related parties	(43)	—	—
Accounts payable, accrued expenses and other liabilities	8,522	1,935	(2,352)
Deferred revenue	6,460	785	106
Security deposits	90	—	562

Net cash provided by (used in) operating activities	25,799	(213)	16,587

Investing Activities
Acquisitions of real estate properties	(971,508)	(238,368)	—
Additions to land, buildings and improvements	(4,039)	(81)	(4,083)

Net cash used in investing activities	(975,547)	(238,449)	(4,083)

Financing Activities
Proceeds from mortgages payable	816,000	200,000	—
Issuance of redeemable preferred equity	99,000	—	—
Proceeds from revolving credit facility	1,500	—	—
Repayments of revolving credit facility	(1,500)	—	—
Deferred financing costs	(22,009)	(4,336)	—
Payments of equity issuance costs	(1,705)	(281)	—
Purchase of interest rate caps	(477)	(1,077)	—
Contributions by owners	108,180	50,539	31,038
Distributions to owners	(18,476)	(2,453)	(43,620)

Net cash provided by (used in) financing activities	980,513	242,392	(12,582)

Net increase (decrease) in cash and cash equivalents	30,765	3,730	(78)
Cash and cash equivalents and restricted cash at beginning of period	3,730	—	120

Cash and cash equivalents and restricted cash at end of period	$34,495	$3,730	$42

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Combined Consolidated Statements of Cash Flows (Continued)

(dollars in thousands)

			Prior Owner Period
	Workspace Owner Period

	Year Ended December 31, 2016	Period from December 3, 2015 (commencement of operations) to December 31, 2015	Period from January 1, 2015 to December 2, 2015
Reconciliation of Cash and Cash Equivalents and Restricted Cash:
Cash and cash equivalents	$10,796	$1,798	$—
Restricted cash	23,679	1,932	42

Cash and cash equivalents and restricted cash at end of period	$34,495	$3,730	$42

Supplemental Information
Interest paid	$21,227	$338	$—

Supplemental Disclosure of Non-cash Investing and Financing Activities:
Capital expenditures payable	$534	$189	$—
Deferred leasing costs payable	516	—	—
Security deposits	5,337	1,910	—
Seller financing	—	10,333	—

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements

(dollars in thousands, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Workspace Property Trust, L.P. ("WPT"), a Delaware limited partnership, was formed on September 24, 2015 and commenced operations on December 3, 2015. The accompanying financial statements as it relates to periods subsequent to December 3, 2015 are referred to as the Workspace Owner Period and reflect the operations of WPT and its affiliates, including Workspace RVFP, L.P. ("Workspace RVFP"), Workspace Property Management, L.P., RV OP 2, L.P., RV OP 3, L.P., RV OP 4, L.P., RVFP Limited, L.P. ("RVLP LP") and WPT FAMP Limited Partnership ("WPT FAMP"), including their consolidated subsidiaries. WPT and its affiliates are collectively referred to herein as Workspace Owner. Workspace Owner is engaged in the business of owning, managing, leasing and acquiring suburban office/flex buildings in the United States.

        On December 3, 2015, Workspace Owner acquired a portfolio of 40 office/flex buildings and one land parcel all located in Horsham, Pennsylvania (the "First Portfolio") from a third-party seller (the "Prior Owner"). Since Workspace Owner only commenced operations on December 3, 2015 following the acquisition of the First Portfolio, in substance, it is continuing the business of another entity. Pursuant to Rule 405 of the Securities and Exchange Commission ("SEC") Regulation C and as required by Articles 3 and 10 of SEC Regulation S-X, we have concluded that the First Portfolio represents the predecessor to the Workspace Owner and have therefore presented the financial statements of the predecessor as required for periods before ownership by Workspace Owner, with no lapse in audited periods or omission of other information in order to meet the requirement of Rule 3-01 of SEC Regulation S-X.

        Accordingly, the accompanying financial statements presented herein for the period from January 1, 2015 to December 2, 2015 represent that of our predecessor and are referred to as the Prior Owner Period. The Workspace Owner, together with the Prior Owner, is referred to as the Partnership. As used in these combined consolidated financial statements, unless the context otherwise requires, "we," "us," "our Company" and "our Partnership" mean the Partnership for the periods presented.

        On October 3, 2016, the Partnership acquired a portfolio of 108 office/flex buildings and two land parcels located in the Philadelphia, Minneapolis, Phoenix, South Florida, and Tampa markets (the "Second Portfolio") from the Prior Owner and simultaneously closed on a recapitalization transaction where additional limited partners were admitted and mandatorily redeemable preferred equity was issued.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS (Continued)

Real Estate Portfolio (unaudited)

        As of December 31, 2016, the Partnership owned the following properties, which are grouped by geographical location as follows:

	Office		Flex		Land Parcels		Total	Total
Location	Number of Properties	Estimated Square Feet	Number of Properties	Estimated Square Feet	Number of Properties	Estimated Square Feet	Number of Properties	Estimated Square Feet
Philadelphia	44	3,044,298	26	1,381,915	1	128,502	71	4,554,715
Phoenix	13	977,383	1	101,269	1	788,436	15	1,867,088
Tampa	14	684,363	20	1,115,205	—	—	34	1,799,568
Minneapolis	11	921,204	8	567,628	—	—	19	1,488,832
South Florida	11	1,136,698	—	—	1	266,587	12	1,403,285

	93	6,763,946	55	3,166,017	3	1,183,525	151	11,113,488

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following significant accounting policies are the policies of both the Workspace Owner and the Prior Owner, except for Segment Reporting, as discussed in Note 12.

Basis of Presentation

        For the Workspace Owner Period, the combined consolidated financial statements also include overhead costs incurred by affiliates, which were determined based on the time spent and services provided. For the Prior Owner Period, the combined consolidated financial statements include an allocation of corporate overhead and administration expenses, which were determined based on a certain allocated method, primarily based on a relative percentage of revenues or assets and services provided.

Principles of Consolidation and Combined Financial Statements

        The accompanying combined consolidated financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and with the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). The combined consolidated financial statements include the financial statements of WPT and its affiliates, all of which are managed by the board of managers of RVFP WS GP, LLC ("RVFP WS GP"), who is the general partner of Workspace RVFP. Therefore, we have prepared the financial statements on a combined basis due to common management. All significant intercompany transactions and balances are eliminated in combination.

        A reporting entity consolidates a voting interest entity ("VOE") it controls and a variable interest entity ("VIE"), in which it is the primary beneficiary. A VOE is an entity whose equity investment is deemed sufficient to finance its activities and to absorb the expected losses of the entity, and where the equity holders have the power to direct the activities that most significantly impact the entity's economic performance. Under Accounting Standards Update ("ASU") 2015-02, a reporting entity consolidates a VOE if the reporting entity owns a majority voting interest, or for limited partnership

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

interests, a reporting entity owns a majority of the limited partnership's kick-out rights through voting interest, and that none of the non-controlling limited partners holds any substantive participating rights. On the other hand, the primary beneficiary of a VIE is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. A re-assessment of whether an entity is a VIE is performed when a reconsideration event occurs such as a recapitalization transaction or when the governing documents or contractual arrangements are amended such that it changes the characteristics of the entity's equity investment at risk or the holders of the equity investments at risk, as a group, lose power from voting rights or similar rights to direct the significant activities of the entity.

        We review each operating agreement to understand our rights and the rights of our other partners or members and determine whether those rights are protective and participating. When approval of all the partners or a quorum is required for major decisions such as, among others, operating budgets and business plan, settling disputes with taxing authority or any other claims, sale or disposition of real estate, placement of new or additional financing secured by the assets of the entity and approval of significant leases and other significant contracts or related party agreements, we do not consolidate the entity as we consider these to be substantive participation rights that result in shared power of the activities that most significantly impact the performance of the entity. Operating agreements typically contain certain protective rights such as the ability to remove the managing partner in case of willful misconduct or bad acts, requiring partner or member to approve capital expenditures and operating expenditures greater than a particular amount and limitations on the operating activities of the entity.

Real Estate and Depreciation

        Real estate properties are carried at cost less accumulated depreciation and impairment losses, if any. The cost of real estate properties reflects their purchase price or development cost. The Partnership evaluates each acquisition transaction to determine whether the acquired assets meet the definition of business. Under ASU 2017-01, as discussed below and which the Partnership has early adopted beginning on December 3, 2015 an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. Transaction costs related to acquisitions that are asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred and included in transaction related costs in the combined consolidated statements of operations and comprehensive income (loss). Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

        The Partnership allocates the purchase price of real estate in a transaction accounted for as an asset acquisition to net tangible and identified intangible assets acquired based on their relative fair values. Above-market and below-market in-place lease values for acquired properties are recorded based on the net present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

leases and (ii) the Partnership's estimate of the fair market lease rates for the corresponding in-place leases (including ground lease obligations), measured over a period equal to the remaining non-cancelable term of the lease (including the below market fixed-rate renewal period, if applicable). Capitalized above-market lease values are amortized on a straight-line basis as a reduction of rental income over the remaining non-cancelable terms of the respective leases, which generally range from less than one year to ten years. Capitalized below-market lease values are amortized on a straight-line basis as an increase to rental income over the remaining non-cancelable terms of the respective leases including any below market fixed-rate renewal periods that are considered probable, which generally range from less than one year to fifteen years. To the extent acquired leases contain fixed rate renewal options that are below-market and are determined to be material, the Partnership amortizes such below-market lease value into rental income over the renewal period. Other intangible assets also include in-place leases based on the Partnership's evaluation of the specific characteristics of each tenant's lease. The Partnership estimates the cost to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal and other related expenses. This intangible asset is amortized to depreciation and amortization expense on a straight-line basis over the remaining term of the respective leases and any fixed-rate bargain renewal periods, which generally range from less than one year to fifteen years. The Partnership's estimates of fair value are made using methods similar to those used by independent appraisers or by using independent appraisals. Factors considered by the Partnership in this analysis include an estimate of the carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, the Partnership includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from six to nine months. The Partnership also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Partnership also uses the information obtained as a result of its pre-acquisition due diligence as part of its consideration of the accounting standard governing asset retirement obligations and when necessary, will record a conditional asset retirement obligation as part of its purchase price. Though the Partnership considers the value of tenant relationships, the amounts are determined on a tenant-specific basis, if applicable. In the event that a tenant terminates its lease, the unamortized portion of each intangible, including in-place lease values and tenant relationship values, is charged to expense and above and below market leases adjustments are recorded in rental revenue.

        The Partnership may incur various costs in the development and leasing of our properties. The costs directly related to properties under development which include preconstruction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs incurred during the period of development are capitalized during the period of development. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involves a degree of judgment.

        Depreciation is computed using the straight-line method. The estimated useful lives of buildings are 40 years. Minor improvements to buildings are capitalized and depreciated over useful lives ranging from three to 15 years. Tenant improvements are capitalized and depreciated over the non-cancellable

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

term of the related lease or their estimated useful life, whichever is shorter. Depreciation expense amounted to $17,523, $900 and $8,276, for the year ended December 31, 2016, the period from December 3, 2015 (commencement of operations) to December 31, 2015, the period from January 1, 2015 to December 2, 2015, respectively.

        The Partnership evaluates its real estate investments upon occurrence of a significant adverse change in its operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If indicators of impairment are identified, the Partnership estimates the future undiscounted cash flows from the use and eventual disposition of the property and compares this amount to the carrying value of the property. If any real estate investment is considered impaired, a loss is recognized to reduce the carrying value of the property to its estimated fair value. We do not believe that the value of any of our properties and intangible assets were impaired at December 31, 2016 or December 31, 2015 and no impairments have been recorded during the year ended December 31, 2016, the period from December 3, 2015 (commencement of operations) to December 31, 2015 or the period from January 1, 2015 to December 2, 2015, respectively.

Cash and Cash Equivalents

        Cash and cash equivalents are highly-liquid investments with original maturities of three months or less. The Partnership maintains cash equivalents in major financial institutions in excess of insured limit of $250 provided by the Federal Depository Insurance Corporation. The Partnership has not experienced any losses related to these excess balances and management believes its credit risk is minimal.

Restricted Cash

        Restricted cash consists of escrows held by lenders for property taxes, working capital, capital expenditures and tenant improvements in connection with the Partnership's combined borrowings.

Allowance for Doubtful Accounts

        The Partnership continually reviews accounts receivable and deferred rent receivable balances and determines collectability by taking into consideration the tenant payment history, the financial condition of the tenant, business conditions in the industry in which the tenant client operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the accounts receivable and deferred rent receivable balances are reduced by an allowance for doubtful accounts. Provision for doubtful accounts is included in operating expenses in our combined consolidated statements of operations and comprehensive income (loss). If the accounts receivable balance or the deferred rent receivable balance is subsequently deemed uncollectible, such receivable amounts are written-off to the allowance for doubtful accounts.

        The Partnership recognized a reserve of $257, $115 and $580 for the year ended December 31, 2016, the period from December 3, 2015 (commencement of operations) to December 31, 2015 and the period from January 1, 2015 to December 2, 2015, respectively.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Leasing Costs

        Deferred leasing costs, which are included in deferred costs in the combined consolidated balance sheets, and which consist of fees and direct costs incurred to initiate and renew operating leases, are capitalized and amortized on a straight-line basis over the related lease term. Upon the early termination of a lease, any unamortized deferred leasing costs are charged to expense. Amortization of deferred leasing costs is included in depreciation and amortization on our combined consolidated statements of operations and comprehensive income (loss).

        Certain employees of the Prior Owner and the Workspace Owner are compensated in the form of commissions for leasing services related to the Partnership's properties. These costs are capitalized and amortized over the term of the related lease. There were no costs capitalized during the year ended December 31, 2016 and for the period from December 3, 2015 (commencement of operations) to December 31, 2015. For the period from January 1, 2015 to December 2, 2015 capitalized compensation amounted to $224.

Deferred Financing Costs

        Deferred financing costs, which consist of lender fees, legal, title and other third party costs related to the issuance of debt, are capitalized and are reported as a deduction from the face amount of the related debt, and are amortized over the term of the related debt agreements using the straight-line method which approximates the effective interest method. Deferred costs under the revolving credit facility are capitalized and shown as an asset and are included in deferred costs, net, on our combined consolidated balance sheets. In the event of early redemption, any unamortized costs are charged to operations. Amortization of deferred financing costs is included in interest expense on our combined consolidated statements of operations and comprehensive income (loss).

Fair Value of Financial Instruments

        The Partnership is required to disclose the fair value information about its financial instruments, whether or not recognized in the combined consolidated balance sheets, for which it is practicable to estimate fair value. See Note 9, Fair Value Measurements.

Equity Issuance Costs

        Underwriting fees, commission and legal costs related to the issuance of equity are accounted for as a deduction from equity.

Transaction Related Costs

        Transaction related costs are expensed as incurred and include organization costs and other indirect costs relating to the acquisition of real estate.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

        Workspace Owner distinguishes its business on a geographical basis for purposes of measuring performance. As such, the Partnership operates five reportable geographic segments and one corporate segment.

Revenue Recognition

        Rental income is recognized on the straight-line basis over the non-cancellable terms of the leases from the later of the date of the commencement of the lease or the date of acquisition of the property. Rental revenue recognition begins when the tenant controls the space through the term of the related lease. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner (the tenant is the owner) of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space. When management concludes that we are the owner of tenant improvements for accounting purposes, we record amounts funded to construct the tenant improvements as a capital asset. For these tenant improvements, we record amounts reimbursed by tenants as a reduction of the capital asset. When management concludes that the tenant is the owner of tenant improvements for accounting purposes, we record our contribution towards those improvements as a lease incentive, which is included in deferred costs, net on our combined consolidated balance sheets and amortized as a reduction to rental revenue on a straight-line basis over the term of the lease.

        The Partnership takes into account whether the collectability of rents is reasonably assured in determining the amount of straight-line rent to record. For the purpose of determining the straight-line period, the straight-line calculation will take into consideration bargain renewal options, leases where the renewal appears reasonably assured and any guarantees by the lessee and do not take into account any contingent rent. For certain leases, the Partnership makes significant assumptions and judgments in determining the lease term, including assumptions when the lease provides the tenant with an early termination option. The lease term impacts the period over which the Partnership determines and records minimum rents and also impacts the period over which the Partnership amortizes lease-related costs. The Partnership recognizes the excess of rents recognized over the amounts contractually due pursuant to the underlying leases as part of deferred rent receivable on the combined consolidated balance sheets. Any rental payments received prior to their due dates are reported in deferred revenue in our combined consolidated balance sheets.

        The Partnership's leases also typically provide for tenant reimbursement of a portion of common area maintenance expenses and other operating expenses to the extent that a tenant's pro rata share of expenses exceeds a base year level set in the lease or to the extent that the tenant has a lease on a triple net basis. Recoveries from tenants, consisting of amounts due from tenants for common area maintenance expenses, real estate taxes and other recoverable costs are recognized as revenue on an accrual basis over the periods in which the related expenditures are incurred. Tenant reimbursements are recognized on a gross basis because the Partnership is generally the primary obligor with respect to the goods and services, the purchase of which, gives rise to the reimbursement obligation; because the

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Partnership has discretion in selecting the vendors and suppliers; and because the Partnership bears the credit risk in the event the tenants do not reimburse the Partnership.

        Termination fees, which are included in other revenue in our combined consolidated statements of operations and comprehensive income (loss), are fees that the Partnership has agreed to accept in consideration for permitting certain tenants to terminate their lease prior to the contractual expiration date. The Partnership recognizes termination fees during the period the following conditions are met: i) the termination agreement is executed, ii) the termination fee is determinable, and iii) collectability of the termination fee is assured.

Derivative Instruments and Hedging Activities

        The Partnership is exposed to certain risks arising from both its business operations and economic conditions. The Partnership principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Partnership manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Partnership enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Partnership's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Partnership's known or expected cash receipts and its known or expected cash payments principally related to the Partnership's investments and borrowings.

        The Partnership's borrowings bear interest at variable rates. The Partnership's objective is to limit or manage its interest rate risk. To accomplish this objective, the Partnership primarily uses interest rate caps as part of its interest rate risk management strategy. Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

        The Partnership records all derivatives at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Partnership has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Partnership may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Partnership elects not to apply hedge accounting.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For cash flow hedges, the Partnership accounts for the effective portion of the changes in fair value of derivatives in accumulated other comprehensive income in the combined consolidated balance sheets, which is subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The Partnership accounts for the ineffective portion of the changes in fair value of derivatives directly in earnings. For fair value hedges and derivatives not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivatives, is recognized in earnings, as part of unrealized loss on derivative instruments in the combined consolidated statements of operations and comprehensive income (loss), during the period of change.

Income Taxes

        During the periods presented, the entities included in the combined consolidated financial statements are treated as partnerships for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity's taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined consolidated financial statements.

        The Partnership analyzes its tax filing positions in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. We follow a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that is more-likely-than-not to be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited. There are no accruals for uncertain tax positions as of December 31, 2016 and 2015. The Partnership's policy is to classify interest in interest expense and penalties in general and administrative expenses in its combined consolidated statements of operations and comprehensive income (loss). There have been no interest and penalties recorded during the year ended December 31, 2016, the period December 3, 2015 (commencement of operations) to December 31, 2015 or the period January 1, 2015 to December 2, 2015. There are no interest and penalties accrued as of December 31, 2016 and 2015. The 2015 tax year remains open to examination by the domestic taxing jurisdictions to which the Partnership is subject.

Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that, in certain circumstances, affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past and current events and economic conditions. Actual results could differ from these estimates.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

        The Partnership is subject to risks common to companies in the commercial real estate industry, including, but not limited to, lack of demand for space in the areas where our properties are located, inability to retain existing tenants and attract new tenants, oversupply of or reduced demand for space and changes in market rental rates, defaults by our tenants or their failure to pay rent on a timely basis, the need to periodically renovate and repair our space, physical damage to our properties, economic or physical decline of the areas where our Properties are located, and potential risk of functional obsolescence of our properties over time.

Recently Issued Accounting Standards

        In May 2014, the Financial Accounting Standards Board ("FASB") issued an update ("ASU 2014-09") establishing ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. In August 2015, the FASB issued an update ("ASU 2015-14") to ASC 606, Deferral of the Effective Date, which deferred the adoption of ASU 2014-09 to interim and annual reporting periods in fiscal years that begin after December 15, 2017. In March 2016, the FASB issued an update ("ASU 2016-08") to ASC 606, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard pursuant to ASU 2014-09. In April 2016, the FASB issued an update ("ASU 2016-10") to ASC 606, Identifying Performance Obligations and Licensing, which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued an update ("ASU 2016-12") to ASC 606, Narrow-Scope Improvements and Practical Expedients, which amends certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. In December 2016, the FASB issued an update ("ASU No. 2016-20") to ASC 606, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which provides technical corrections and improvements to clarify Topic 606 or to correct unintended application of Topic 606. In February 2017, the FASB issued an update ("ASU No. 2017-05"), Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets and simplifies GAAP for derecognition of a business or nonprofit activity by eliminating several accounting differences between transactions involving assets and transactions involving businesses.The new guidance can be applied either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. The Partnership expects that executory costs and certain non-lease components of revenue from leases (upon the adoption of ASU 2016-02), tenant service revenue and gains on sales of real estate may be impacted by the adoption of ASU 2014-09, although the Partnership expects that the impact will be to the pattern of revenue recognition and not the total revenue recognized over time. The Partnership is currently evaluating the impact of the adoption of these ASUs on the Partnership's combined consolidated financial statements and has not concluded on the method of adoption.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In August 2014, the FASB issued an update ("ASU 2014-15"), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires an entity's management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. According to the new guidance, substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. The term "probable" is used consistently with its current use in GAAP for loss contingencies. Disclosures are required if conditions give rise to substantial doubt about the entity's ability to continue as a going concern, including whether management's plans that are intended to mitigate those conditions will alleviate the substantial doubt when implemented. The guidance is effective for interim and annual periods ending after December 15, 2016. The adoption of this update in 2016 had no impact on the Partnership's combined consolidated financial statements.

        In February 2015, the FASB issued an update ("ASU 2015-02"), Amendments to the Consolidation Analysis, to ASC Topic 810, Consolidation. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments: (i) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or VOEs, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, and (iv) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The adoption of this update on January 1, 2016 did not have a material impact on the Partnership's combined consolidated financial statements.

        In April 2015, the FASB issued an update ("ASU 2015-03"), Simplifying the Presentation of Debt Issuance Costs, to ASC Topic 835, Interest. ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability to which they relate, consistent with debt discounts, as opposed to being presented as assets. ASU 2015-03 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2015. The Partnership adopted the guidance, on a retrospective basis. Accordingly, deferred financing costs, net of accumulated amortization, are presented as a direct reduction within the mortgages payable on the Partnership's combined consolidated balance sheets. ASU 2015-03 does not address how debt issuance costs related to line-of-credit arrangements should be presented on the balance sheet or amortized. Given this absence of authoritative guidance within ASU 2015-03, the FASB issued an update ("ASU 2015-15"), Interest—Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting, which clarifies that the SEC Staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Deferred financing costs related to the revolving credit facility are presented as part of deferred costs.

        In February 2016, the FASB issued an update ("ASU 2016-02"), Leases (Topic 842) ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. ASU 2016-02 requires lessees (applicable to the

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Partnership's ground lease obligations) to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The new guidance requires modified retrospective transition, which requires application of the new guidance at the beginning of the earliest comparative period presented in the year of adoption. The standard is effective on January 1, 2019, with early adoption permitted. The Partnership is currently in the process of evaluating the impact the adoption of ASU 2016-02 will have on the Partnership's combined consolidated financial statements. The Partnership anticipates adopting this guidance on January 1, 2019 and will apply the modified retrospective approach.

        In August 2016, the FASB issued an update ("ASU 2016-15"), Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends ASC 230, Statement of Cash Flows, to provide guidance on the classification of certain cash receipts and payments in the statement of cash flows. For a public company, the standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Partnership adopted the guidance, on a retrospective basis, effective January 1, 2016, which did not have any impact on our combined consolidated financial statements.

        In October 2016, the FASB issued an update ("ASU 2016-17"), Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, which alters how a decision maker needs to consider indirect interest in a VIE held through an entity under common control. ASU 2016-17 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2016. Early adoption is permitted in any interim or annual period. The Partnership adopted this guidance on January 1, 2016. The adoption did not have a material impact on the Partnership's combined consolidated financial statements. See "Principles of Consolidation and Combined Financial Statements".

        In November 2016, the FASB issued an update ("ASU 2016-18"), Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 provides guidance on the classification and presentation of restricted cash in the statement of cash flows. Under the new guidance, restricted cash will be included in the cash and cash equivalent balances in the statement of cash flows. This guidance is effective for fiscal years beginning after December 31, 2017, including interim periods within those fiscal years. The new guidance should be applied using a retrospective transition method to each period presented. Early adoption is permitted. The Partnership adopted the guidance, on a retrospective basis. Accordingly, we have combined the restricted cash with the cash and cash equivalents when reconciling the beginning and end of period balances on the combined consolidated statements of cash flows.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In January 2017, the FASB issued an update ("ASU 2017-01"), Clarifying the Definition of a Business to ASC Topic 805, Business Combinations. ASU 2017-01 clarifies the definition of a business when evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is effective prospectively for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for transactions that occurred before the issuance date or effective date of the standard if the transactions were not reported in financial statements that have been issued or made available for issuance. The adoption of this ASU 2017-01 will result in less real estate acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that are not businesses will be capitalized rather than expensed. The Partnership has early adopted this new guidance in accounting for the acquisitions of the First Portfolio and the Second Portfolio.

3. REAL ESTATE

        On October 3, 2016, the Partnership acquired the Freedom Portfolio for $969,000 (the "Second Portfolio Purchase Price"), plus acquisition costs of $7,845. The acquisition of Second Portfolio was funded with $816,000 of secured borrowings from an institutional lender ("Second Portfolio Lender") and $108,180 contributions from owners.

        On December 3, 2015, the Partnership acquired the First Portfolio for $245,333 (the "First Portfolio Purchase Price") plus acquisition costs of $5,467. The acquisition of First Portfolio was funded with $200,000 of secured borrowings from an institutional lender ("First Portolio Lender"), a $10,333 loan secured by mortgages on three properties from the seller ("Seller Financing"), and the balance with equity. The fair value of the Seller Financing at December 3, 2015 was $9,696, representing a discount of $637.

        These transactions qualified as asset acquisitions because substantially all of the fair value is concentrated in a group of similar identifiable assets. As a result, the Second Portfolio Purchase Price and the First Portfolio Purchase Price plus the transaction costs were allocated to the tangible and intangible assets and liabilities based on the relative fair values.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

3. REAL ESTATE (Continued)

        The following summarizes the assets acquired and liabilities assumed upon closing of these acquisitions:

	Second Portfolio	First Portfolio
Land and land improvements	$213,918	$42,685
Building and improvements	586,627	178,670
Tenant improvements	36,059	10,778
Above-market lease value, including acquired ground leases	21,989	3,539
Acquired in-place lease	130,459	23,168

Assets acquired	989,052	258,840

Security deposits assumed	(5,337)	(1,910)
Below-market lease value	(12,207)	(8,677)

Liabilities assumed	(17,544)	(20,283)

	$971,508	$238,557

Pro Forma

        The following table summarizes, on an unaudited pro forma basis, the results of operations of the Second Portfolio, which are included in the combined consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2016 as though its acquisition was completed on January 1, 2016. No prior year pro forma information was presented since Workspace Owner only commenced its business operations on December 3, 2015. The pro forma net income for the year ended December 31, 2016 includes the effect of the issuance of the Second Portfolio Debt and Preferred Equity, as further described in Notes 5 and 6, the proceeds of which were utilized to complete the acquisition, and the allocation of the purchase price plus the acquisition costs. The supplemental unaudited pro forma data is not necessarily indicative of what the actual results of operations would have been assuming the transaction had been completed as set forth above, nor do they purport to represent our results of operations for future periods.

Reported revenues since acquisition	$34,235
Reported net income since acquisition	13,476
Pro forma revenues	185,945
Pro forma net loss	(52,045)

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

4. ACQUIRED LEASE INTANGIBLES

        As of December 31, 2016 and 2015, the Partnership's lease intangible assets and liabilities were comprised of the following:

	December 31,
	2016	2015
Acquired lease intangible assets, net:
In-place lease value	$153,627	$23,168
Above market leases acquired, including acquired ground leases	25,528	3,539

	179,155	26,707
Accumulated amortization	(27,553)	(1,049)

	$151,602	$25,658

	December 31,
	2016	2015
Acquired lease intangibles (liabilities), net:
Below market leases acquired	$20,884	$8,677
Accumulated amortization	(3,877)	(348)

	$17,007	$8,329

        Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase in rental income by $442 and $254 for the year ended December 31, 2016 and the period from December 3, 2015 (commencement of operations) to December 31, 2015, respectively. Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $23,403 and $955 for the year ended December 31, 2016 and for the period from December 3, 2015 (commencement of operations) through December 31, 2015, respectively. There was no amortization of above or below markets leases for the period from January 1, 2015 to December 2, 2015.

        The weighted amortization period for above-market leases, below-market leases and in-place lease costs is 4.2 years, 5.7 years and 4.5 years, respectively as of December 31, 2016. As of December 31, 2016, the Partnership's estimated annual amortization of acquired above-market leases, net of acquired below-market leases (a component of rental revenue), and the amortization of in-place leases (a component of depreciation and amortization expense), assuming no early lease terminations, are as follows:

	Above-market Leases, net of Below Market Leases	In Place Leases
2017	$3,821	$47,993
2018	1,210	30,886
2019	983	17,406
2020	(48)	11,841
2021	(342)	7,710

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

5. MORTGAGES PAYABLE

        The following table sets forth information regarding the Partnership's mortgages payable outstanding at December 31, 2016 and 2015, respectively:

	December 31,
			Interest Rate(1)	Initial Maturity Date
	2016	2015
First Portfolio Debt:
First Mortgage	$154,000	$154,000	4.17%	December 9, 2017
Mezzanine A	27,100	26,000	9.45%	December 9, 2017
Mezzanine B	18,900	20,000	11.45%	December 9, 2017

Total	200,000	200,000

Seller Financing	10,333	10,333	3.00%	November 30, 2018
Debt discount	(122)	(599)

Seller Financing, net	10,211	9,734

Total	210,211	209,734
Deferred financing costs, net	(3,018)	(4,167)

Total First Portfolio Debt, net	207,193	205,567

Second Portfolio Debt:
First Mortgage	557,000	—	4.14%	October 9, 2018
Mezzanine A	100,000	—	7.52%	October 9, 2018
Mezzanine B	109,000	—	9.77%	October 9, 2018
Mezzanine C	50,000	—	11.77%	October 9, 2018

Total	816,000	—
Deferred financing costs, net	(15,120)	—

Total Second Portfolio Debt, net	800,880	—

Total mortgages payable	$1,008,073	$205,567

(1)
Except for the Seller Financing, interest rate was determined based on the interest rate margin of each loan over the LIBOR rate at December 31, 2016.

First Portfolio Debt

        In connection with the acquisition of the First Portfolio in December 2015, Workspace Property Trust, L.P., through its subsidiaries, entered into three loan agreements with the First Portfolio Lender in the aggregate amount of $200,000 ("First Portfolio Debt") and Seller Financing amounting to $10,333, or $9,696, net of discount. The First Portfolio Debt and Seller Financing are secured by 36 properties and three properties, respectively, of the First Portfolio.

        The First Portfolio Debt requires payments of interest only through its maturity date of December 9, 2017, which may be extended for another year, subject to meeting certain conditions. We have the ability and intent to exercise our one-year extension option in December 2017 if the First Portfolio Debt is not repaid prior to its initial maturity date. If we do not repay the First Portfolio

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

5. MORTGAGES PAYABLE (Continued)

Debt prior to or on its maturity date or are unable to exercise our extension option, the First Portfolio Lender could take any action available to it under the related agreements.

        The Seller Financing bears interest at fixed rates of 0% through November 30, 2016, 3% through November 30, 2017, and 6% through November 30, 2018, its maturity date. The Seller Financing also provides for an additional borrowing of up to $4,000 for certain tenant improvements and leasing costs related to the properties securing this loan, all of which was undrawn as of December 31, 2016 and 2015.

        The First Portfolio Lender has the right to modify the terms of the loan agreement to facilitate a sale or participation of the loans, provided that such modification would have no economic impact to Workspace Property Trust, L.P. On February 22, 2016, the First Portfolio Lender modified the interest rate margin on both the mortgage and mezzanine loans and reallocated the loan amount between the Mezzanine A and Mezzanine B loans. The interest rate margin on the mortgage loan decreased to 3.40% from 3.46%. Additionally, the Mezzanine A loan amount increased to $27,100 and its interest rate margin increased to 8.68% from 8.42%. Lastly, the Mezzanine B loan amount decreased to $18,900 and its interest rate margin increased to 10.68% from 10.45%. Overall, the weighted average interest of the First Portfolio Debt remained unchanged after this modification. We have evaluated this modification pursuant to ASC 470 to determine whether the modification qualified as an extinguishment or loan modification. Because the terms of the First Portfolio Debt on an aggregate basis remained unchanged, we have accounted for the modified First Portfolio Debt prospectively based on the modified interest rates. Following this modification, the First Portolio Lender sold the Mezzanine A and Mezzanine B tranches to other third-party lenders.

        On October 3, 2016, the Mezzanine A and B loans were further amended to reflect, among other things, the addition of an exit fee of 0.5% of the loan balance due upon repayment of the loan. We have evaluated this modification as well pursuant to ASC 470 and determined that the terms of these amendments were not substantially different from the terms of the previous mezzanine loan agreements. As a result, we have accounted the modified mezzanine loans prospectively based on the modified terms, and are recognizing our obligation to pay the exit fee as an adjustment of interest expense over the remaining term.

        The First Portfolio Debt is subject to certain financial covenants. We were in compliance with these financial covenants as of December 31, 2016 and 2015.

        Workspace Property Trust, L.P., RV Office, LLC, Rizk Capital, LLC, RVFP General Partner LLC, Forum Partners Investment Management LLC, and Forum Holdings BV, who own varying equity interests in Workspace Property Trust, L.P., jointly and severally, have provided a customary recourse carve-out guaranty for the repayment of the First Portfolio Debt.

        At December 31, 2016 and 2015, the gross carrying amount of the properties collateralizing the First Portfolio Debt was approximately $234,463 and $232,214, respectively.

Second Portfolio Debt

        In connection with the acquisition of Second Portfolio in October 2016, WPT FAMP, through its subsidiaries, entered into four borrowings with the Second Portfolio Lender (collectively, the "Second

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

5. MORTGAGES PAYABLE (Continued)

Portfolio Debt") in the aggregate amount of $816,000. The Second Portfolio Debt requires payments of interest only through its maturity date, which may be extended for three terms of one year each, subject to meeting certain conditions.

        On December 15, 2016, the Second Portfolio Lender assigned the Mezzanine C Loan to a third-party lender. The original loan agreement was replaced with a new financing agreement, which substantially changed the terms of the loan. As a result of this modification, we recognized a loss on extinguishment of debt of $1,093, which was related to the unamortized deferred financing costs.

        The Second Portfolio Debt is subject to certain financial covenants. We were in compliance with these financial covenants as of December 31, 2016.

        WPT and RVFP WS GP, LLC, general partner of Workspace RVFP, have provided a guarantee for the repayment of the Second Portfolio Debt.

        At December 31, 2016, the gross carrying amount of the properties collateralizing the Second Portfolio Debt was approximately $830,595.

Contractual Maturities

        The scheduled principal maturities of mortgages payable as of December 31, 2016 were as follows:

2017	$200,000
2018	826,333

$1,026,333

6. REDEEMABLE PREFERRED EQUITY

        In connection with the acquisition of the Second Portfolio on October 3, 2016, Workspace Property Trust, L.P. also issued a $99,000 preferred equity interest to SM WPT Preferred LLC, an affiliate of Square Mile Capital Management LLC ("Square Mile"). The Preferred Equity bears a 14% return ("Preferred Return") through the Transition Date (as defined below), and from the Transition Date, a 17.5% return, compounded monthly, of which eight percent (8% or current return) will be paid in full currently before any permitted distributions are made to the limited partners of Workspace Property Trust, L.P., with the remainder of the Preferred Return ("PIK interest") added to the principal amount on which the current return is calculated and paid. The PIK interest will be paid in cash based on the permitted distributions and payments. The Transition Date is the later of the First Portfolio Debt or the Second Portfolio Debt maturity date, including any extensions in accordance with the existing terms of the related loan agreements.

        The Preferred Equity will mature on October 3, 2019 ("Initial Maturity Date"), subject to three one-year extension options. The extension options are contingent on the extension of the maturity dates of the First Portfolio and Second Portfolio Debt and that no event of defaults exists, among others. The Preferred Equity is mandatorily redeemable in full after six years from issuance date or no later than October 3, 2022, and therefore we have accounted for it as debt.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

6. REDEEMABLE PREFERRED EQUITY (Continued)

        We may redeem, at any time, the Preferred Equity subject to the payment of an amount sufficient to cause Square Mile to receive an amount equal to (1) 17% internal rate of return per annum, compounded quarterly ("17% IRR"), on the Preferred Equity plus (2) to the extent not paid, (a) a redemption fee, in the nature of yield maintenance, which, when added to the 17% IRR, and all prior payments from us to Square Mile, of an amount equal to the product of (i) 1.5 (or, if a trigger event, similar to an event of default, shall have occurred on or after the Transition Date, 1.55) and (ii) the peak amount of the Preferred Equity invested by Square Mile, irrespective of the balance at the time of such redemption (collectively, the "Minimum Multiple Amount"); provided, however, that the portion of the default return payable to Square Mile or the portion of the Preferred Return payable to Square Mile after the Transition Date, as applicable, that exceeds 14% per annum, compounded monthly, shall not be included for this purpose in determining whether Square Mile has received a 17% or the Minimum Multiple Amount. Accordingly, we recognize interest expense at a rate equal to 17% IRR, which accretes the Preferred Equity balance to its redemption value at the Transition Date. As of December 31, 2016, the carrying value of the Preferred Equity, net of unamortized offering costs of $1,522, was $99,585. Assuming no prepayments of PIK interest or principal amount, the maximum amount to redeem this Preferred Equity on December 31, 2016 would be $146,532. Assuming the payment of interest as required through October 3, 2019 and no triggering events occur requiring prepayment prior to that date, we will owe $122,485 to settle this instrument on that date.

        The Preferred Equity is subject to certain financial covenants. We were in compliance with these covenants as of March 31, 2017, and December 31, 2016.

7. REVOLVING CREDIT FACILITY

        On October 31, 2016, Workspace Property Trust, L.P., entered into a revolving credit facility with a maximum combined loan amount or letters of credit of $10,000 arranged by KeyBank National Association. We have the option to select the interest rate type with each borrowing request; either LIBOR plus 5.75% or the prime rate plus 4.75%. In addition to the interest payments, we are required to pay an unused line fee at 0.75% per annum calculated daily based on the unused commitment balance, and a letter of credit fee at a rate based on the spread of the revolving credit facility multiplied by the undrawn amount of letter of credit. The revolving credit facility matures on October 9, 2018. As of December 31, 2016, there was no outstanding loan balance or letters of credit under the revolving credit facility.

        The revolving credit facility is subject to certain financial covenants. We were in compliance with these covenants as of December 31, 2016.

8. RELATED PARTY TRANSACTIONS

Leases

        The Partnership, as the landlord, leases a space consisting of 62,123 rental square feet (unaudited) in one of its properties to an affiliate for the period of one year from October 1, 2016 through October 1, 2017. The lease provides an annual rent of $840. During the year ended December 31, 2016, the Partnership recognized rental revenue of $210.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

8. RELATED PARTY TRANSACTIONS (Continued)

Allocated Costs

        The Partnership reimburses its affiliates for any costs of doing business on its behalf. During the year ended December 31, 2016 and for the period from December 3, 2015 (commencement of operations) to December 31, 2015, the Partnership incurred costs of $79 and $21, respectively, which were included in the general and administrative expenses in the combined consolidated statements of operations and comprehensive income (loss).

        Thomas A. Rizk, Chief Executive Officer, and Roger W. Thomas, President and Chief Operating Officer, who oversee the operations of the Partnership, own varying equity interests in the Partnership and its affiliates. The Partnership does not provide any compensation in any form for the services they rendered during the year ended December 31, 2016 and for the period from December 3, 2015 (commencement of operations) to December 31, 2015.

Other

        Due from related parties amounting to $43 at December 31, 2016 represents non-interest bearing working capital advances to certain affiliates.

9. FAIR VALUE MEASUREMENTS

        We are required to disclose the fair value information of our financial instruments, whether or not recognized in the combined consolidated balance sheets, for which it is practical to estimate fair value. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Partnership measures and/or discloses the fair value of financial assets and liabilities based on a hierarchy that distinguishes market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. The hierarchy consists of the following three levels:

  •
  Level 1—Valuations using unadjusted quoted prices for assets and liabilities traded in active markets.

  •
  Level 2—Valuations are determined using observable prices that are based on inputs not quoted in active markets, but corroborated by market data. Fair values are primarily obtained from third party pricing services for identical or comparable assets and liabilities.

  •
  Level 3—Valuations for assets and liabilities that are derived from other valuation methodologies such as discounted cash flow models or appraisals, and are not based on market pricing. These valuations are generally based on property level cash flow projections and assumptions that are not observable in the market.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

9. FAIR VALUE MEASUREMENTS (Continued)

        The table below presents the Partnership's assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015, respectively, aggregated by their levels in the fair value hierarchy:

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments	$995	$—	$995	$—

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments	$937	$—	$937	$—

        Currently, the Partnership uses interest rate caps to manage its interest rate risk. The valuation of these instruments are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and option volatility. The Partnership also incorporates credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements. Although the Partnership has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. However, as of December 31, 2016 and 2015, the Partnership has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Partnership has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

        The financial assets and liabilities that are not measured at fair value on our combined consolidated balance sheets include cash and cash equivalents, restricted cash, tenant and other receivables, accounts payable and other liabilities, mortgages payable, preferred equity and our revolving credit facility. The fair value of cash, restricted cash, tenant and other receivables, and accounts payable and other liabilities approximate their carrying values due to their short-term nature. The fair values of our mortgages payable and preferred equity which are classified as Level 3, are estimated by discounting the contractual cash flows of each debt obligation to their present value using the adjusted market interest rates, which was provided a by a third party specialist.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

9. FAIR VALUE MEASUREMENTS (Continued)

        The table below provides the carrying value, excluding the associated deferred financing costs, and fair value of the first mortgage loans, mezzanine loans and preferred equity as of December 31, 2016 and 2015, respectively:

			December 31, 2015
	December 31, 2016
			Carrying Value
	Carrying Value	Fair Value		Fair Value(1)
First mortgage loans	$721,211	$721,184	$163,734	$163,734
Mezzanine loans	305,000	306,599	46,000	46,000
Preferred Equity	101,107	101,107	—	—

	$1,127,318	$1,128,890	$209,734	$209,734

(1)
The carrying values of these loans approximate their fair value considering that these loans were funded in December 2015.

10. DERIVATIVE AND HEDGING ACTIVITIES

        In connection with the financing of the acquisition of the Second Portfolio, which closed in October 2016, the Partnership entered into four interest rate cap agreements that effectively capped LIBOR at 1.75%. These interest rate cap agreements with a combined notional value of $816,000 will mature on October 15, 2018.

        In connection with the financing of the acquisition of the First Portfolio, which closed in December 2015, the Partnership entered into three interest rate cap agreements that effectively capped LIBOR at 1.00%. These interest rate cap agreements with a combined notional value of $200,000 will mature on December 15, 2017.

        The interest caps relating to the Second Portfolio were designated as qualifying cash flow hedging instruments. The interest caps relating to the First Portfolio were not designated as hedges. The table below presents the fair value of the Partnership's derivative financial instruments as well as their classification on the combined consolidated balance sheets as of December 31, 2016 and 2015, respectively.

		December 31,
	Balance Sheet Location	2016	2015
Interest rate caps—not designated as hedging instruments	Prepaid expenses and other assets	$156	$937
Interest rate caps—designated as cash flow hedges	Prepaid expenses and other assets	839	—

		$995	$937

        The tables below present the effect of the Partnership's derivative financial instruments on the combined consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2016 and for the period commencing December 3, 2015 (commencement of operations) through December 31, 2015, respectively.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

10. DERIVATIVE AND HEDGING ACTIVITIES (Continued)

Derivatives not designated as hedging instruments

		Amount of Loss Recognized in Income on Derivative
	Location of Gain or (Loss) Recognized in Income on Derivative	Year Ended December 31, 2016	For the period from December 3, 2015 (commencement of operations) through December 31, 2015
Interest rate caps	Unrealized loss on derivative instruments	$781	$140

Derivatives designated as hedging instruments

	Amount of Gain Recognized in Other Comprehensive Income (Effective Portion)			Amount of Gain Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)			Amount of Gain Recognized into Income (Ineffective Portion)
	Year Ended December 31, 2016	For the period from December 3, 2015 (commencement of operations) through December 31, 2015	Location of Gain Reclassified from Accumulated Other Comprehensive Income into Income	Year Ended December 31, 2016	For the period from December 3, 2015 (commencement of operations) through December 31, 2015	Location of Gain Recognized in Income on Derivative	Year Ended December 31, 2016	For the period from December 3, 2015 (commencement of operations) through December 31, 2015
Interest Rate Caps	$362	$—	Unrealized loss on derivative instruments	$—	$—	Unrealized loss on derivative instruments	$—	$—

11. RENTAL INCOME

        The Partnership leases properties to tenants under operating leases with various expiration dates through 2031. There was no single tenant that makes up more than 10% of the revenues in aggregate. Certain leases have renewal options for additional terms. At December 31, 2016, minimum future rentals over the next five years and thereafter for non-cancelable operating leases, excluding operating expense reimbursements, are as follows:

2017	$110,834
2018	97,965
2019	74,064
2020	58,742
2021	44,679
Thereafter	102,494

$488,778

12. SEGMENT REPORTING

        The Partnership owns and operates office and flex properties. At December 31, 2016, the Partnership's reportable segments by geographic area, which are based on the Partnership's method of internal reporting and management, are in the Philadelphia, Minneapolis, Phoenix, South Florida and

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

12. SEGMENT REPORTING (Continued)

Tampa, markets. Corporate liabilities include corporate level debt. Corporate net operating income includes operating expenses not allocable to any particular operating segment.

        The Partnership evaluates the performance of and allocates resources to its reportable segments based on net operating income. The accounting policies of the reportable segments are the same as those of the Partnership. The Partnership believes net operating income is useful as a performance measure because, when compared across periods, net operating income reflects the income that the Partnership realizes from its core business before other expenses are accounted for and the impact on operations from trends in occupancy rates, rental rates, on an unleveraged basis, providing a better perspective not apparent when using net income as a measure of performance. Net operating income is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States, and it is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

        Net operating income includes total revenues less operating expenses, which relate directly to the management and operation of the assets within each reportable segment. Net operating income does not include general and administrative expenses, transaction related costs, interest expense, depreciation and amortization expense, loss on extinguishment of debt and unrealized loss on derivative instruments. There were no transactions between reportable segments.

        The operating information by reportable segment is as follows (in thousands):

	Philadelphia	Minneapolis	Phoenix	South Florida	Tampa	Corporate	Total
Total revenues:
Year ended December 31, 2016	$57,496	$6,465	$4,518	$7,456	$6,794	$28	$82,757
For the period from December 3, 2015 (commencement of operations) through December 31, 2015	$3,458	$—	$—	$—	$—	$10	$3,468
Net operating income:
Year ended December 31, 2016	$38,779	$3,654	$3,547	$4,780	$4,827	$28	$55,615
For the period from December 3, 2015 (commencement of operations) through December 31, 2015	$2,286	$—	$—	$—	$—	$10	$2,296
Total Assets
As of:
December 31, 2016	$489,843	$159,592	$175,233	$224,606	$174,498	$36,718	$1,260,490
December 31, 2015	$260,040	$—	$—	$—	$—	$4,665	$264,705

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

12. SEGMENT REPORTING (Continued)

        The following is the reconciliation of net operating income to net loss (in thousands):

	Year ended December 31, 2016	For the period from December 3, 2015 (commencement of operations) through December 31, 2015
Net operating income	$55,615	$2,296
General and administrative	(5,644)	(308)
Depreciation and amortization	(41,129)	(1,855)
Transaction related costs	(213)	(778)
Interest expense	(31,545)	(1,030)
Loss on extinguishment of debt	(1,093)	—
Unrealized loss on derivative instruments	(781)	(140)

Net loss	$(24,790)	$(1,815)

        The Prior Owner analyzed its operations by both geographic and property type. For the Prior Owner Period, the First Portfolio was included in one of its reportable segments.

13. COMMITMENTS AND CONTINGENCIES

Legal Matters

        The Partnership is involved from time to time in litigation on various matters, including disputes with tenants and disputes arising out of agreements to purchase or sell properties. Given the nature of the Partnership's business activities, these lawsuits are considered routine to the conduct of its business. The result of any particular lawsuit cannot be predicted, because of the very nature of litigation, the litigation process and its adversarial nature, and the jury system. The Partnership will establish reserves for specific legal proceedings when we determine that the likelihood of an unfavorable outcome is probable and when the amount of loss is reasonably estimable. The Partnership does not expect that the liabilities, if any, that may ultimately result from such legal actions will have a material adverse effect on the combined consolidated financial position, results of operations or cash flows of the Partnership.

Environmental Matters

        As an owner of real estate, the Partnership is subject to various environmental laws of federal, state, and local governments. The Partnership's compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Partnership does not believe it will have a material adverse effect in the future. However, the Partnership cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current Properties or on properties that the Partnership may acquire.

Other

        As of December 31, 2016, the Partnership was obligated to pay for tenant improvements that are not yet completed up to a maximum of $8.9 million.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(dollars in thousands, unless otherwise stated)

14. RETIREMENT PLAN

        The Partnership has a 401(k) Savings/Retirement Plan, or the 401(k) Plan, that covers all eligible employees. The 401(k) Plan provides for the Partnership to match 100% of the first 1% and 50% of the next 2% to 6% of the annual compensation by each eligible employee. For the year ended December 31, 2016 and for the period from December 3, 2015 through December 31, 2015, the Partnership made matching contributions of $76 and $2, respectively.

15. SUBSEQUENT EVENTS

        The Partnership evaluated all events and transactions that occurred after December 31, 2016 through June 30, 2017, the date these combined consolidated financial statements were available to be issued and noted no matters requiring disclosure in these combined consolidated financial statements.

Workspace Property Trust Predecessor
Schedule III—Real Estate and Accumulated Depreciation
December 31, 2016
(in thousands)

					Colum D Costs Capitalized Subsequent to Acquisition
			Column C Initial Cost				Column E Gross Amount at Which Carried at Close of Period
										Column F	Column G	Column H	Column I
		Column B
			Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements		Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
Column A	Location	Encumbrances							Total
Description
Horsham:
100 - 107 Lakeside Drive	Horsham, PA	$2,324	$501	$2,013	$—	$10	$501	$2,023	$2,524	$232	1982	12/03/15	Various
100 Gibraltar Road	Horsham, PA	236	59	206	—	—	59	206	265	13	1975	12/03/15	Various
100 Witmer Road	Horsham, PA	15,979	2,539	14,874	—	163	2,539	15,037	17,576	635	1996	12/03/15	Various
101 - 111 Rock Road	Horsham, PA	2,853	679	2,194	—	—	679	2,194	2,873	89	1975	12/03/15	Various
101 Gibraltar Road	Horsham, PA	5,279	1,063	4,391	—	189	1,063	4,580	5,643	229	1977	12/03/15	Various
102 Rock Road	Horsham, PA	4,076	709	3,458	—	1	709	3,459	4,168	137	1985	12/03/15	Various
103 - 109 Gibraltar Road	Horsham, PA	2,752	709	2,506	—	—	709	2,506	3,215	99	1978	12/03/15	Various
110 Gibraltar Road	Horsham, PA	5,279	1,122	4,885	—	5	1,122	4,890	6,012	229	1979	12/03/15	Various
111 - 159 Gibraltar Road	Horsham, PA	3,893	1,073	3,735	—	2	1,073	3,737	4,810	257	1981	12/03/15	Various
113 - 123 Rock Road	Horsham, PA	2,222	669	2,439	—	—	669	2,439	3,108	104	1975	12/03/15	Various
120 Gibraltar Road	Horsham, PA	4,464	1,122	3,924	—	81	1,122	4,005	5,127	215	1980	12/03/15	Various
123 - 135 Rock Road	Horsham, PA	2,385	669	2,048	—	49	669	2,097	2,766	86	1975	12/03/15	Various
132 Welsh Road	Horsham, PA	2,853	1,116	2,236	—	—	1,116	2,236	3,352	278	1998	12/03/15	Various
161 - 175 Gibraltar Road	Horsham, PA	4,688	846	3,960	—	80	846	4,040	4,886	179	1976	12/03/15	Various
181 - 187 Gibraltar Road	Horsham, PA	3,954	955	2,917	—	—	955	2,917	3,872	110	1982	12/03/15	Various
200 - 264 Lakeside Drive	Horsham, PA	4,688	984	3,843	—	10	984	3,853	4,837	198	1982	12/03/15	Various
200 Gibraltar Road	Horsham, PA	7,093	1,033	7,236	—	32	1,033	7,268	8,301	363	1990	12/03/15	Various
201 - 223 Witmer Road	Horsham, PA	3,404	1,279	3,351	—	193	1,279	3,544	4,823	226	1972	12/03/15	Various
201 Gibraltar Road	Horsham, PA	3,710	1,250	2,803	—	10	1,250	2,813	4,063	125	1983	12/03/15	Various
220 Gibraltar Road	Horsham, PA	7,052	1,024	7,283	—	450	1,024	7,733	8,757	357	1990	12/03/15	Various
231 - 253 Gibraltar Road	Horsham, PA	4,586	994	3,720	—	—	994	3,720	4,714	188	1981	12/03/15	Various
240 Gibraltar Road	Horsham, PA	6,848	1,024	6,867	—	21	1,024	6,888	7,912	339	1990	12/03/15	Various
261 - 283 Gibraltar Road	Horsham, PA	4,117	1,250	3,485	—	—	1,250	3,485	4,735	363	1978	12/03/15	Various
2 Walnut Grove Drive	Horsham, PA	8,397	1,500	8,943	—	1	1,500	8,944	10,444	474	1989	12/03/15	Various
300 Welsh Road—Building 5	Horsham, PA	2,690	650	2,411	—	51	650	2,462	3,112	94	1985	12/03/15	Various
300 Welsh Road—Building 3	Horsham, PA	1,794	620	1,458	—	70	620	1,528	2,148	80	1983	12/03/15	Various
300 Welsh Road—Building 4	Horsham, PA	3,180	1,057	2,841	—	6	1,057	2,847	3,904	179	1983	12/03/15	Various
455 Business Center Drive	Horsham, PA	5,136	984	4,682	—	151	984	4,833	5,817	430	2003	12/03/15	Various
4 Walnut Grove Drive	Horsham, PA	12,311	2,195	11,758	—	1	2,195	11,759	13,954	515	1999	12/03/15	Various
506 Prudential Road	Horsham, PA	1,508	689	1,169	—	2	689	1,171	1,860	270	1973	12/03/15	Various
555 Business Center Drive	Horsham, PA	2,813	581	2,153	—	22	581	2,175	2,756	123	2003	12/03/15	Various
5 Walnut Grove Drive	Horsham, PA	11,047	1,437	12,077	—	137	1,437	12,214	13,651	558	2000	12/03/15	Various
680 Blair Mill Road	Horsham, PA	14,960	2,086	13,655	—	1	2,086	13,656	15,742	677	2001	12/03/15	Various
700 Dresher Road	Horsham, PA	11,536	2,244	9,991	—	403	2,244	10,394	12,638	582	1987	12/03/15	Various
747 Dresher Road	Horsham, PA	3,954	1,329	3,265	—	137	1,329	3,402	4,731	139	1988	12/03/15	Various
7 Walnut Grove Drive	Horsham, PA	15,939	2,618	13,776	—	24	2,618	13,800	16,418	844	2006	12/03/15	Various
104 Witmer Road	Horsham, PA	—	—	—	—	2	—	2	2	—	1975	12/03/15	Various
300 - 309 Lakeside Drive	Horsham, PA	2,184	653	1,645	—	12	653	1,657	2,310	59	1982	12/03/15	Various
400 - 445 Lakeside Drive	Horsham, PA	3,096	854	2,499	—	9	854	2,508	3,362	81	1981	12/03/15	Various
507 Prudential Road	Horsham, PA	5,053	519	2,751	—	7	519	2,758	3,277	445	1988	12/03/15	Various
767 Electronic Drive	Horsham, PA	—	—	—	—	6	—	6	6	1	1996	12/03/15	Various

Workspace Property Trust Predecessor
Schedule III—Real Estate and Accumulated Depreciation (Continued)
December 31, 2016
(in thousands)

					Colum D Costs Capitalized Subsequent to Acquisition
			Column C Initial Cost				Column E Gross Amount at Which Carried at Close of Period
										Column F	Column G	Column H	Column I
		Column B
			Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements		Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
Column A	Location	Encumbrances							Total
Description
Minnesota:
8855 Columbine Road	Eden Prairie, MN	3,470	1,601	3,592	—	5	1,601	3,597	5,198	25	2000	10/03/16	Various
8939 Columbine Road	Eden Prairie, MN	5,090	1,341	3,301	—	—	1,341	3,301	4,642	30	2001	10/03/16	Various
8967 Columbine Road	Eden Prairie, MN	4,242	1,123	2,723	—	—	1,123	2,723	3,846	24	2000	10/03/16	Various
8995 Columbine Road	Eden Prairie, MN	4,859	1,290	3,162	—	—	1,290	3,162	4,452	29	2001	10/03/16	Various
9023 Columbine Road	Eden Prairie, MN	6,632	1,461	4,537	—	—	1,461	4,537	5,998	38	1999	10/03/16	Various
7625 Smetana Lane	Eden Prairie, MN	5,707	1,824	3,538	—	—	1,824	3,538	5,362	43	2006	10/03/16	Various
8911 Columbine Road	Eden Prairie, MN	3,856	1,154	2,703	—	—	1,154	2,703	3,857	42	2000	10/03/16	Various
6161 American Blvd	Bloomington, MN	4,087	1,114	2,219	—	(28)	1,114	2,191	3,305	37	1992	10/03/16	Various
7800 Equitable Drive	Eden Prairie, MN	4,087	1,029	3,129	—	1	1,029	3,130	4,159	41	1993	10/03/16	Various
10400 Viking Drive	Eden Prairie, MN	16,504	3,126	13,512	—	1	3,126	13,513	16,639	214	1999	10/03/16	Various
6601 - 6625 W 78th Street	Bloomington, MN	32,622	3,699	32,607	—	218	3,699	32,825	36,524	484	1998	10/03/16	Various
7695 - 7699 Anagram Drive	Eden Prairie, MN	3,393	847	2,293	—	—	847	2,293	3,140	28	1997	10/03/16	Various
7905 Fuller Road	Eden Prairie, MN	6,478	1,781	4,243	—	—	1,781	4,243	6,024	53	1994	10/03/16	Various
10801 Nesbitt Avenue South	Bloomington, MN	4,704	1,429	3,178	—	—	1,429	3,178	4,607	41	2001	10/03/16	Various
7615 Smetana Lane	Eden Prairie, MN	7,327	2,120	5,606	—	—	2,120	5,606	7,726	50	2001	10/03/16	Various
5705 W Old Shakopee Road	Bloomington, MN	6,324	1,745	4,072	—	—	1,745	4,072	5,817	54	2001	10/03/16	Various
5715 W Old Shakopee Road	Bloomington, MN	5,321	1,240	2,286	—	—	1,240	2,286	3,526	25	2002	10/03/16	Various
5735 W Old Shakopee Road	Bloomington, MN	3,008	1,434	1,764	—	—	1,434	1,764	3,198	24	2002	10/03/16	Various
5775 W Old Shakopee Road	Bloomington, MN	6,710	2,392	4,513	—	391	2,392	4,904	7,296	54	2002	10/03/16	Various
Tampa, Florida:
4502 Woodland Corporate Blvd	Tampa, FL	2,853	1,207	2,567	—	253	1,207	2,820	4,027	27	1999	10/03/16	Various
4503 Woodland Corporate Blvd	Tampa, FL	2,776	702	1,844	—	—	702	1,844	2,546	22	2002	10/03/16	Various
4505 Woodland Corporate Blvd	Tampa, FL	2,391	577	1,609	—	—	577	1,609	2,186	22	2002	10/03/16	Various
7702 Woodland Center Blvd	Tampa, FL	2,237	778	1,918	—	—	778	1,918	2,696	19	1998	10/03/16	Various
8001 Woodland Center Blvd	Tampa, FL	2,159	649	2,057	—	60	649	2,117	2,766	30	1999	10/03/16	Various
8102 - 8150 Woodland Center Blvd	Tampa, FL	3,393	947	2,524	—	—	947	2,524	3,471	18	1995	10/03/16	Various
8202 - 8212 Woodland Center Blvd	Tampa, FL	4,936	787	4,395	—	—	787	4,395	5,182	34	1996	10/03/16	Various
4508 Woodland Corporate Blvd	Tampa, FL	4,473	1,025	2,871	—	—	1,025	2,871	3,896	26	2000	10/03/16	Various
4511 Woodland Corporate Blvd	Tampa, FL	2,314	616	1,671	—	—	616	1,671	2,287	24	2002	10/03/16	Various
7725 Woodland Center Blvd	Tampa, FL	2,931	887	2,974	—	—	887	2,974	3,861	22	1999	10/03/16	Various
4520 Seedling Circle	Tampa, FL	3,008	643	2,423	—	—	643	2,423	3,066	25	2003	10/03/16	Various
9306 - 9324 E Broadway Ave	Tampa, FL	2,237	846	1,773	—	—	846	1,773	2,619	28	2007	10/03/16	Various
4630 Woodland Corporate Blvd	Tampa, FL	15,964	2,168	12,881	—	206	2,168	13,087	15,255	119	2000	10/03/16	Various
4631 Woodland Corporate Blvd	Tampa, FL	11,105	1,550	8,371	—	2	1,550	8,373	9,923	106	2006	10/03/16	Various
3020 US Highway 301 South	Riverview, FL	7,328	1,750	5,891	—	—	1,750	5,891	7,641	66	1999	10/03/16	Various
7930, 8010 - 8020 Woodland Center Blvd	Tampa, FL	6,093	1,317	4,533	—	—	1,317	4,533	5,850	52	1990	10/03/16	Various
7920 Woodland Center Blvd	Tampa, FL	4,704	1,142	3,075	—	—	1,142	3,075	4,217	31	1997	10/03/16	Various
8152 - 8198 Woodland Center Blvd	Tampa, FL	3,470	783	2,936	—	—	783	2,936	3,719	41	1988	10/03/16	Various
7802 - 7850 Woodland Center Blvd	Tampa, FL	3,779	552	3,494	—	—	552	3,494	4,046	61	1999	10/03/16	Various
7851 - 7861 Woodland Center Blvd	Tampa, FL	1,388	457	1,146	—	—	457	1,146	1,603	19	2006	10/03/16	Various
7852 - 7898 Woodland Center Blvd	Tampa, FL	3,549	970	3,056	—	—	970	3,056	4,026	64	1999	10/03/16	Various
111 Kelsey Lane	Tampa, FL	3,625	754	2,230	—	—	754	2,230	2,984	32	1990	10/03/16	Various
501 US Highway 301 South	Tampa, FL	3,779	1,377	2,637	—	92	1,377	2,729	4,106	34	2004	10/03/16	Various
701 - 715 S US Highway 301 S	Tampa, FL	4,396	1,126	3,280	—	—	1,126	3,280	4,406	43	2000	10/03/16	Various

Workspace Property Trust Predecessor
Schedule III—Real Estate and Accumulated Depreciation (Continued)
December 31, 2016
(in thousands)

					Colum D Costs Capitalized Subsequent to Acquisition
			Column C Initial Cost				Column E Gross Amount at Which Carried at Close of Period
										Column F	Column G	Column H	Column I
		Column B
			Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements		Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
Column A	Location	Encumbrances							Total
Description
8900 - 8934 Brittany Way	Tampa, FL	2,932	1,030	2,771	—	—	1,030	2,771	3,801	37	2005	10/03/16	Various
9001 - 9015 Brittany Way	Tampa, FL	1,928	542	1,404	—	—	542	1,404	1,946	18	2000	10/03/16	Various
9002 - 9036 Brittany Way	Tampa, FL	3,548	999	2,556	—	80	999	2,636	3,635	29	2004	10/03/16	Various
901 - 933 US Highway 301 S	Tampa, FL	4,473	1,322	3,367	—	108	1,322	3,475	4,797	38	2001	10/03/16	Various
3102,3104,3110 Cherry Palm	Tampa, FL	4,782	1,278	3,124	—	6	1,278	3,130	4,408	39	1986	10/03/16	Various
7624 Bald Cypress Place	Tampa, FL	1,080	297	505	—	—	297	505	802	10	2001	10/03/16	Various
131 Kelsey Lane	Tampa, FL	5,784	1,150	5,122	—	—	1,150	5,122	6,272	46	1985	10/03/16	Various
206 - 234 Kelsey Lane	Tampa, FL	3,316	727	2,138	—	—	727	2,138	2,865	24	2005	10/03/16	Various
150 - 182 Kelsey Lane	Tampa, FL	4,087	823	3,571	—	—	823	3,571	4,394	47	2006	10/03/16	Various
8401 - 8406 Benjamin Rd (North)	Tampa, FL	5,861	1,851	3,758	—	—	1,851	3,758	5,609	49	1986	10/03/16	Various
South Florida:
951 Broken Sound Pkwy	Boca Raton, FL	9,872	4,782	5,456	—	11	4,782	5,467	10,249	66	1986	10/03/16	Various
13630 NW 8th Street	Sunrise, FL	3,316	1,793	1,358	—	—	1,793	1,358	3,151	12	1991	10/03/16	Various
13650 NW 8th Street	Sunrise, FL	2,622	1,374	1,127	—	—	1,374	1,127	2,501	23	1991	10/03/16	Various
750 Park of Commerce Blvd	Boca Raton, FL	20,360	4,070	15,921	—	—	4,070	15,921	19,991	220	2007	10/03/16	Various
777 Yamato Road	Boca Raton, FL	25,604	7,014	18,678	—	384	7,014	19,062	26,076	928	1987	10/03/16	Various
3100 SW 145th Avenue	Miramar, FL	20,514	5,482	16,353	—	1	5,482	16,354	21,836	187	2007	10/03/16	Various
3350 SW 148th Avenue	Miramar, FL	27,301	6,300	21,037	—	89	6,300	21,126	27,426	206	2000	10/03/16	Various
3400 Lakeside Drive	Miramar, FL	16,581	6,411	11,290	—	3	6,411	11,293	17,704	102	1990	10/03/16	Various
3450 Lakeside Drive	Miramar, FL	18,123	6,202	11,796	—	45	6,202	11,841	18,043	155	1990	10/03/16	Various
1301 International Parkway	Sunrise, FL	27,378	5,385	21,632	—	—	5,385	21,632	27,017	227	2006	10/03/16	Various
13621 NW 12th Street	Sunrise, FL	17,352	5,396	12,295	—	41	5,396	12,336	17,732	123	2008	10/03/16	Various
Monarch Lakes—3100 SW 145th Ave (Phase 2)	Miramar, FL	—	3,473	—	—	—	3,473	—	3,473	—	N/A	10/03/16	Various
Phoenix, Arizona
4405 E Cotton Center Blvd	Phoenix, AZ	7,249	1,899	6,536	—	—	1,899	6,536	8,435	66	2007	10/03/16	Various
4750 S 44th Place	Phoenix, AZ	12,725	2,293	10,579	—	—	2,293	10,579	12,872	140	2007	10/03/16	Various
9801 S 51st Street	Phoenix, AZ	7,095	2,105	6,120	—	—	2,105	6,120	8,225	109	2012	10/03/16	Various
4217 E Cotton Center Blvd	Phoenix, AZ	12,301	2,971	9,160	—	—	2,971	9,160	12,131	98	2007	10/03/16	Various
4550 S 44th Place	Phoenix, AZ	7,943	1,691	6,543	—	—	1,691	6,543	8,234	76	2007	10/03/16	Various
4425 E Cotton Center Blvd	Phoenix, AZ	25,026	5,113	21,485	—	—	5,113	21,485	26,598	257	2007	10/03/16	Various
4435 E Cotton Center Blvd	Phoenix, AZ	5,206	1,470	4,424	—	—	1,470	4,424	5,894	50	2007	10/03/16	Various
4500 E Cotton Center Blvd	Phoenix, AZ	22,404	4,245	19,701	—	—	4,245	19,701	23,946	191	2007	10/03/16	Various
4303 E Cotton Center Blvd	Phoenix, AZ	5,321	1,771	4,790	—	—	1,771	4,790	6,561	45	2007	10/03/16	Various
4410 E Cotton Center Blvd	Phoenix, AZ	8,676	2,905	7,235	—	—	2,905	7,235	10,140	51	2007	10/03/16	Various
4415 E Cotton Center Blvd	Phoenix, AZ	3,663	1,338	2,476	—	7	1,338	2,483	3,821	33	2007	10/03/16	Various
4313 E Cotton Center Blvd	Phoenix, AZ	10,604	2,639	9,263	—	—	2,639	9,263	11,902	75	2007	10/03/16	Various
4207 E Cotton Center Blvd	Phoenix, AZ	3,702	1,036	2,484	—	—	1,036	2,484	3,520	27	2007	10/03/16	Various
4610 S 44th Place	Phoenix, AZ	10,064	2,024	7,174	—	—	2,024	7,174	9,198	82	2007	10/03/16	Various
Cotton Center Broadway	Phoenix, AZ	—	4,852	—	—	—	4,852	—	4,852	—	2012	10/03/16	Various

Workspace Property Trust Predecessor
Schedule III—Real Estate and Accumulated Depreciation (Continued)
December 31, 2016
(in thousands)

					Colum D Costs Capitalized Subsequent to Acquisition
			Column C Initial Cost				Column E Gross Amount at Which Carried at Close of Period
										Column F	Column G	Column H	Column I
		Column B
			Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements	Land & Land Improvements	Building & Improvements		Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
Column A	Location	Encumbrances							Total
Description
Pennsylvania:
40 Valley Stream Pkwy	Malvern, PA	2,853	968	1,964	—	100	968	2,064	3,032	22	1987	10/03/16	Various
180 Sheree Blvd	Exton, PA	7,519	2,898	3,903	—	3	2,898	3,906	6,804	47	2007	10/03/16	Various
50 Valley Stream Pkwy	Malvern, PA	3,123	1,000	2,390	—	—	1,000	2,390	3,390	38	1987	10/03/16	Various
20 Valley Stream Pkwy	Malvern, PA	5,668	1,399	4,174	—	1	1,399	4,175	5,574	49	1987	10/03/16	Various
5 Great Valley Pkwy	Malvern, PA	5,861	1,187	5,039	—	18	1,187	5,057	6,244	66	1983	10/03/16	Various
7 Great Valley Pkwy	Malvern, PA	6,440	1,554	5,077	—	—	1,554	5,077	6,631	57	1985	10/03/16	Various
3 Country View Road	Malvern, PA	7,057	1,516	5,432	—	—	1,516	5,432	6,948	51	1985	10/03/16	Various
1200 Liberty Ridge Drive	Wayne, PA	10,681	2,519	9,211	—	2	2,519	9,213	11,732	97	2001	10/03/16	Various
1400 Liberty Ridge Drive	Wayne, PA	8,599	2,839	8,600	—	—	2,839	8,600	11,439	85	1979	10/03/16	Various
1500 - 1550 Liberty Ridge Drive	Wayne, PA	30,463	5,944	27,966	—	184	5,944	28,150	34,094	290	2002	10/03/16	Various
2 W Liberty Blvd	Malvern, PA	15,347	2,130	11,143	—	—	2,130	11,143	13,273	102	2003	10/03/16	Various
1 Country View Road	Malvern, PA	9,602	1,567	7,909	—	—	1,567	7,909	9,476	78	1982	10/03/16	Various
40 Liberty Blvd	Malvern, PA	17,159	2,819	13,472	—	—	2,819	13,472	16,291	93	1989	10/03/16	Various
55 Valley Stream Pkwy	Malvern, PA	4,087	917	3,436	—	—	917	3,436	4,353	36	1983	10/03/16	Various
65 Valley Stream Pkwy	Malvern, PA	6,131	1,736	4,770	—	—	1,736	4,770	6,506	49	1983	10/03/16	Various
1 Great Valley Pkwy	Malvern, PA	5,456	1,935	3,502	—	—	1,935	3,502	5,437	45	1982	10/03/16	Various
257 - 275 Great Valley Pkwy	Malvern, PA	5,129	1,592	2,760	—	—	1,592	2,760	4,352	25	1983	10/03/16	Various
277 - 293 Great Valley Pkwy	Malvern, PA	2,140	1,040	753	—	—	1,040	753	1,793	13	1984	10/03/16	Various
300 Technology Drive	Malvern, PA	1,755	929	481	—	—	929	481	1,410	9	1985	10/03/16	Various
420 - 500 Lapp Road	Malvern, PA	8,213	2,797	5,114	—	32	2,797	5,146	7,943	72	1989	10/03/16	Various
425 Technology Drive	Malvern, PA	1,812	702	821	—	—	702	821	1,523	15	1998	10/03/16	Various
45 - 67 Great Valley Pkwy	Malvern, PA	11,645	2,372	7,455	—	—	2,372	7,455	9,827	73	1974	10/03/16	Various
508 Lapp Road	Malvern, PA	3,201	1,137	2,306	—	—	1,137	2,306	3,443	53	1984	10/03/16	Various
77 - 123 Great Valley Pkwy	Malvern, PA	8,040	2,635	5,188	—	—	2,635	5,188	7,823	56	1978	10/03/16	Various
155 Great Valley Pkwy	Malvern, PA	5,996	1,121	4,130	—	—	1,121	4,130	5,251	38	1981	10/03/16	Various
27 - 43 Great Valley Pkwy	Malvern, PA	3,586	1,151	2,148	—	—	1,151	2,148	3,299	22	1977	10/03/16	Various
30 Great Valley Pkwy	Malvern, PA	598	554	66	—	—	554	66	620	3	1975	10/03/16	Various
333 Phoenixville Pike	Malvern, PA	6,979	2,144	4,203	—	—	2,144	4,203	6,347	38	1985	10/03/16	Various
510 Lapp Road	Malvern, PA	1,620	643	766	—	—	643	766	1,409	7	1983	10/03/16	Various
75 Great Valley Pkwy	Malvern, PA	1,138	760	144	—	—	760	144	904	5	1977	10/03/16	Various

		$1,026,333	$256,603	$812,134	$—	$4,654	$256,603	$816,788	$1,073,391	$18,423

        The changes in real estate for the year ended December 31, 2016 and for the period commencing December 3, 2015 (commencement of operations) through December 31, 2015 are as follows (in thousands):

	2016	2015
Balance at beginning of year	$232,214	$—
Property acquisitions	836,604	232,133
Improvements	4,573	81

Balance at end of year	$1,073,391	$232,214

        The changes in accumulated depreciation, exclusive of amounts relating to equipment, autos, and furniture and fixtures, for the year ended December 31, 2016 and for the period commencing December 3, 2015 (commencement of operations) through December 31, 2015 are as follows (in thousands):

	2016	2015
Balance at beginning of year	$900	$—
Depreciation for year	17,523	900

Balance at end of year	$18,423	$900

Workspace Property Trust Predecessor

Combined Consolidated Balance Sheets

(dollars in thousands)

	March 31, 2017	December 31, 2016
	(unaudited)
Assets
Real estate properties, at cost
Land and land improvements	$256,603	$256,603
Building and improvements, including tenant improvements	821,586	816,788

	1,078,189	1,073,391
Less: accumulated depreciation	(27,925)	(18,423)

Real estate properties, net	1,050,264	1,054,968
Cash and cash equivalents	11,473	10,796
Restricted cash	24,267	23,699
Tenant and other receivables, net of allowance of $227 and $252 at March 31, 2017 and December 31, 2016, respectively	3,790	2,612
Due from related parties	53	43
Deferred rent receivable, net of allowance of $193 and $213 at March 31, 2017 and December 31, 2016, respectively	5,418	3,420
Deferred costs, net of accumulated amortization of $521 and $283 at March 31, 2017 and December 31, 2016, respectively	5,414	4,290
Acquired lease intangible assets, net	135,702	151,602
Prepaid expenses and other assets	7,979	9,060

Total assets	$1,244,360	$1,260,490

Liabilities
Mortgages payable, net	$1,011,014	$1,008,073
Redeemable preferred equity, net	101,910	99,585
Accounts payable and accrued expenses	11,613	6,411
Accrued interest payable and other liabilities	5,793	5,271
Acquired lease intangibles, net	16,043	17,007
Deferred revenue	7,332	7,245
Security deposits	7,642	7,337

Total liabilities	1,161,347	1,150,929

Commitments and contingencies	—	—
Equity
Owners' equity	82,815	109,199
Accumulated other comprehensive income	198	362

Total equity	83,013	109,561

Total liabilities and equity	$1,244,360	$1,260,490

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Combined Consolidated Statements of Operations and Comprehensive Income (Loss)

(unaudited, dollars in thousands)

	Three Months Ended March 31,
	2017	2016
Revenues
Rental revenue	$29,724	$7,311
Tenant reimbursements	16,662	4,371
Other revenue	335	50

Total revenues	46,721	11,732

Expenses
Operating expenses	10,889	3,118
Real estate taxes	5,862	1,264
Depreciation and amortization	23,456	5,591
Transaction related costs	28	33
General and administrative	3,260	542

Total expenses	43,495	10,548

Operating income	3,226	1,184
Other expenses:
Interest expense	(22,112)	(3,291)
Unrealized gain (loss) on derivative instruments	124	(624)

Net loss	(18,762)	(2,731)
Other comprehensive loss:
Change in unrealized loss on derivative instruments	(164)	—

Comprehensive loss	$(18,926)	$(2,731)

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Combined Consolidated Statement of Equity

(unaudited, dollars in thousands)

	Owners' Equity	Accumulated Other Comprehensive Income(1)	Total Equity
Workspace Owner Period
Balance at December 31, 2016	$109,199	$362	$109,561
Net loss	(18,762)	—	(18,762)
Other comprehensive loss	—	(164)	(164)
Distributions to owners	(7,622)	—	(7,622)

Balance at March 31, 2017	$82,815	$198	$83,013

(1)
Accumulated other comprehensive income represents unrealized gain (loss) on derivative instruments accounted for as cash flow hedges.

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Combined Consolidated Statements of Cash Flows

(unaudited, dollars in thousands)

	Three Months Ended March 31,
	2017	2016
Operating Activities
Net loss	$(18,762)	$(2,731)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	23,456	5,591
Amortization of deferred financing costs	3,104	535
Amortization of debt discount	53	120
Unrealized gain (loss) on derivative instruments	(124)	624
Provision for doubtful accounts	52	4
Amortization of above- and below-market leases, net	1,135	(771)
Deferred rents receivable	(1,978)	(301)
Accretion of interest on redeemable preferred equity	2,189	—
Changes in operating assets and liabilities:
Tenant and other receivables	(1,250)	(612)
Deferred leasing costs	(1,417)	(126)
Prepaid expenses and other assets	1,041	(269)
Due from related parties	(10)	—
Accounts payable, accrued expenses and other liabilities	5,654	272
Deferred revenue	87	1,112
Security deposits	305	—

Net cash provided by operating activities	13,535	3,448

Investing Activities
Additions to land, buildings and improvements	(4,668)	(173)

Net cash used in investing activities	(4,668)	(173)

Financing Activities
Proceeds from revolving credit facility	1,500	—
Repayments of revolving credit facility	(1,500)	—
Deferred financing costs	—	(30)
Distributions to owners	(7,622)	(631)

Net cash used in financing activities	(7,622)	(661)

Net increase in cash and cash equivalents	1,245	2,614
Cash and cash equivalents and restricted cash at beginning of period	34,495	3,730

Cash and cash equivalents and restricted cash at end of period	$35,740	$6,344

Reconciliation of Cash and Cash Equivalents and Restricted Cash:
Cash and cash equivalents	$11,473	$3,116
Restricted cash	24,267	3,228

Cash and cash equivalents and restricted cash at end of period	$35,740	$6,344

Supplemental Information
Interest paid	$16,644	$2,626

Supplemental Disclosure of Non-cash Investing and Financing Activities:
Capital expenditures payable	$(130)	$—
Deferred leasing costs payable	55	310

The accompanying notes are an integral part of these combined consolidated financial statements.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements

(unaudited, dollars in thousands, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Workspace Property Trust, L.P. ("WPT"), a Delaware limited partnership, was formed on September 24, 2015 and commenced operations on December 3, 2015. The accompanying financial statements reflect the operations of WPT and its affiliates, including Workspace RVFP, L.P. ("Workspace RVFP"), Workspace Property Management, L.P., RV OP 2, L.P., RV OP 3, L.P., RV OP 4, L.P., RVFP Limited, L.P. ("RVLP LP") and WPT FAMP Limited Partnership ("WPT FAMP"), including their consolidated subsidiaries. WPT and its affiliates are collectively referred to herein as the Partnership. The Partnership is engaged in the business of owning, managing, leasing and acquiring suburban office/flex buildings in the United States.

        On December 3, 2015, the Partnership acquired a portfolio of 40 office/flex buildings and one land parcel all located in Horsham, Pennsylvania (the "First Portfolio") from a third-party seller.

        On October 3, 2016, the Partnership acquired a portfolio of 108 office/flex buildings and two land parcels located in the Philadelphia, Minneapolis, Phoenix, South Florida, and Tampa markets (the "Second Portfolio") from a third-party seller and simultaneously closed on a recapitalization transaction where additional limited partners were admitted and mandatorily redeemable preferred equity was issued.

        As used in these combined consolidated financial statements, unless the context otherwise requires, "we," "us," "our Company" and "our Partnership" mean the Partnership for the periods presented.

Real Estate Portfolio

        As of March 31, 2017, the Partnership owned the following properties, which are grouped by geographical location as follows:

	Office		Flex		Land Parcels		Total	Total
Location	Number of Properties	Estimated Square Feet	Number of Properties	Estimated Square Feet	Number of Properties	Estimated Square Feet	Number of Properties	Estimated Square Feet
Philadelphia	44	3,044,298	26	1,381,915	1	128,502	71	4,554,715
Phoenix	13	977,383	1	101,269	1	788,436	15	1,867,088
Tampa	14	684,363	20	1,115,205	—	—	34	1,799,568
Minneapolis	11	921,204	8	567,628	—	—	19	1,488,832
South Florida	11	1,136,698	—	—	1	266,587	12	1,403,285

	93	6,763,946	55	3,166,017	3	1,183,525	151	11,113,488

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Quarterly Presentation

        The accompanying combined consolidated financial statements and related notes of the Partnership have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") for interim financial reporting and in conjunction with the rules and regulations of the Securities and Exchange Commission. Accordingly, the combined consolidated financial statements do not include all of the information and notes required in audited financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position of the Partnership, the results of operations and cash flows have been included and are of a normal and

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recurring nature. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These combined consolidated financial statements should be read in conjunction with the Partnership's audited combined consolidated financial statements for the year ended December 31, 2016.

Principles of Consolidation and Combined Financial Statements

        The combined consolidated financial statements include the financial statements of WPT and its affiliates, all of which are managed by the board of managers of RVFP WS GP, LLC ("RVFP WS GP"), who is the general partner of Workspace RVFP. Therefore, we have prepared the financial statements on a combined basis due to common management. All significant intercompany transactions and balances are eliminated in combination.

        A reporting entity consolidates a voting interest entity ("VOE") it controls and a variable interest entity ("VIE"), in which it is the primary beneficiary. A VOE is an entity whose equity investment is deemed sufficient to finance its activities and to absorb the expected losses of the entity, and where the equity holders have the power to direct the activities that most significantly impact the entity's economic performance. Under Accounting Standards Update ("ASU") 2015-02, a reporting entity consolidates a VOE if the reporting entity owns a majority voting interest, or for limited partnership interests, a reporting entity owns a majority of the limited partnership's kick-out rights through voting interest, and that none of the non-controlling limited partners holds any substantive participating rights. On the other hand, the primary beneficiary of a VIE is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. A re-assessment of whether an entity is a VIE is performed when a reconsideration event occurs such as a recapitalization transaction or when the governing documents or contractual arrangements are amended such that it changes the characteristics of the entity's equity investment at risk or the holders of the equity investments at risk, as a group, lose power from voting rights or similar rights to direct the significant activities of the entity.

        We review each operating agreement to understand our rights and the rights of our other partners or members and determine whether those rights are protective and participating. When approval of all the partners or a quorum is required for major decisions such as, among others, operating budgets and business plan, settling disputes with taxing authority or any other claims, sale or disposition of real estate, placement of new or additional financing secured by the assets of the entity and approval of significant leases and other significant contracts or related party agreements, we do not consolidate the entity as we consider these to be substantive participation rights that result in shared power of the activities that most significantly impact the performance of the entity. Operating agreements typically contain certain protective rights such as the ability to remove the managing partner in case of willful misconduct or bad acts, requiring partner or member to approve capital expenditures and operating expenditures greater than a particular amount and limitations on the operating activities of the entity.

Real Estate and Depreciation

        Real estate properties are carried at cost less accumulated depreciation and impairment losses, if any. The cost of real estate properties reflects their purchase price or development cost. The

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Partnership evaluates each acquisition transaction to determine whether the acquired assets meet the definition of business. Under ASU 2017-01, as discussed below and which the Partnership has early adopted beginning on December 3, 2015 an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. Transaction costs related to acquisitions that are asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred and included in transaction related costs in the combined consolidated statements of operations and comprehensive income (loss). Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

        The Partnership allocates the purchase price of real estate in a transaction accounted for as an asset acquisition to net tangible and identified intangible assets acquired based on their relative fair values. Above-market and below-market in-place lease values for acquired properties are recorded based on the net present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) the Partnership's estimate of the fair market lease rates for the corresponding in-place leases (including ground lease obligations), measured over a period equal to the remaining non-cancelable term of the lease (including the below market fixed-rate renewal period, if applicable). Capitalized above-market lease values are amortized on a straight-line basis as a reduction of rental income over the remaining non-cancelable terms of the respective leases, which generally range from less than one year to ten years. Capitalized below-market lease values are amortized on a straight-line basis as an increase to rental income over the remaining non-cancelable terms of the respective leases including any below market fixed-rate renewal periods that are considered probable, which generally range from less than one year to fifteen years. To the extent acquired leases contain fixed rate renewal options that are below-market and are determined to be material, the Partnership amortizes such below-market lease value into rental income over the renewal period. Other intangible assets also include in-place leases based on the Partnership's evaluation of the specific characteristics of each tenant's lease. The Partnership estimates the cost to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal and other related expenses. This intangible asset is amortized to depreciation and amortization expense on a straight-line basis over the remaining term of the respective leases and any fixed-rate bargain renewal periods, which generally range from less than one year to fifteen years. The Partnership's estimates of fair value are made using methods similar to those used by independent appraisers or by using independent appraisals. Factors considered by the Partnership in this analysis include an estimate of the carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, the Partnership includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from six to nine months. The Partnership also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Partnership also uses the information obtained as a result of its pre-acquisition due diligence as part of its consideration of the

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accounting standard governing asset retirement obligations and when necessary, will record a conditional asset retirement obligation as part of its purchase price. Though the Partnership considers the value of tenant relationships, the amounts are determined on a tenant-specific basis, if applicable. In the event that a tenant terminates its lease, the unamortized portion of each intangible, including in-place lease values and tenant relationship values, is charged to expense and above and below market leases adjustments are recorded in rental revenue.

        The Partnership may incur various costs in the development and leasing of our properties. The costs directly related to properties under development which include preconstruction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs incurred during the period of development are capitalized during the period of development. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involves a degree of judgment.

        Depreciation is computed using the straight-line method. The estimated useful lives of buildings are 40 years. Minor improvements to buildings are capitalized and depreciated over useful lives ranging from three to 15 years. Tenant improvements are capitalized and depreciated over the non-cancellable term of the related lease or their estimated useful life, whichever is shorter. Depreciation expense amounted to $9,502 and $2,732 for the three months ended March 31, 2017 and 2016, respectively.

        The Partnership evaluates its real estate investments upon occurrence of a significant adverse change in its operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If indicators of impairment are identified, the Partnership estimates the future undiscounted cash flows from the use and eventual disposition of the property and compares this amount to the carrying value of the property. If any real estate investment is considered impaired, a loss is recognized to reduce the carrying value of the property to its estimated fair value. We do not believe that the value of any of our properties and intangible assets were impaired at March 31, 2017 or December 31, 2016, and no impairments have been recorded during the three months ended March 31, 2017 and 2016.

Restricted Cash

        Restricted cash consists of escrows held by lenders for property taxes, working capital, capital expenditures and tenant improvements in connection with the Partnership's combined borrowings.

Allowance for Doubtful Accounts

        The Partnership continually reviews accounts receivable and deferred rent receivable balances and determines collectability by taking into consideration the tenant payment history, the financial condition of the tenant, business conditions in the industry in which the tenant client operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the accounts receivable and deferred rent receivable balances are reduced by an allowance for doubtful accounts. Provision for doubtful accounts is included in operating expenses in our combined consolidated statements of operations and comprehensive income (loss). If the accounts

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

receivable balance or the deferred rent receivable balance is subsequently deemed uncollectible, such receivable amounts are written-off to the allowance for doubtful accounts.

        The Partnership recognized a reserve of $52 and $4 for the three months ended March 31, 2017 and 2016, respectively.

Deferred Leasing Costs

        Deferred leasing costs, which are included in deferred costs in the combined consolidated balance sheets, and which consist of fees and direct costs incurred to initiate and renew operating leases, are capitalized and amortized on a straight-line basis over the related lease term. Upon the early termination of a lease, any unamortized deferred leasing costs are charged to expense. Amortization of deferred leasing costs is included in depreciation and amortization on our combined consolidated statements of operations and comprehensive income (loss).

        Certain employees of the Partnership are compensated in the form of commissions for leasing services related to the Partnership's properties. These costs are capitalized and amortized over the term of the related lease. During the three months ended March 31, 2017, capitalized compensation amounted to $198. There were no costs capitalized during the three months ended March 31, 2016.

Deferred Financing Costs

        Deferred financing costs, which consist of lender fees, legal, title and other third party costs related to the issuance of debt, are capitalized and are reported as a deduction from the face amount of the related debt, and are amortized over the term of the related debt agreements using the straight-line method which approximates the effective interest method. Deferred costs under the revolving credit facility are capitalized and shown as an asset and are included in deferred costs, net, on our combined consolidated balance sheets. In the event of early redemption, any unamortized costs are charged to operations. Amortization of deferred financing costs is included in interest expense on our combined consolidated statements of operations and comprehensive income (loss).

Fair Value of Financial Instruments

        The Partnership is required to disclose the fair value information about its financial instruments, whether or not recognized in the combined consolidated balance sheets, for which it is practicable to estimate fair value. See Note 8, Fair Value Measurements.

Segment Reporting

        Workspace Owner distinguishes its business on a geographical basis for purposes of measuring performance. As such, the Partnership operates five reportable geographic segments and one corporate segment.

Revenue Recognition

        Rental income is recognized on the straight-line basis over the non-cancellable terms of the leases from the later of the date of the commencement of the lease or the date of acquisition of the property.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental revenue recognition begins when the tenant controls the space through the term of the related lease. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner (the tenant is the owner) of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space. When management concludes that we are the owner of tenant improvements for accounting purposes, we record amounts funded to construct the tenant improvements as a capital asset. For these tenant improvements, we record amounts reimbursed by tenants as a reduction of the capital asset. When management concludes that the tenant is the owner of tenant improvements for accounting purposes, we record our contribution towards those improvements as a lease incentive, which is included in deferred costs, net on our combined consolidated balance sheets and amortized as a reduction to rental revenue on a straight-line basis over the term of the lease.

        The Partnership takes into account whether the collectability of rents is reasonably assured in determining the amount of straight-line rent to record. For the purpose of determining the straight-line period, the straight-line calculation will take into consideration bargain renewal options, leases where the renewal appears reasonably assured and any guarantees by the lessee and do not take into account any contingent rent. For certain leases, the Partnership makes significant assumptions and judgments in determining the lease term, including assumptions when the lease provides the tenant with an early termination option. The lease term impacts the period over which the Partnership determines and records minimum rents and also impacts the period over which the Partnership amortizes lease-related costs. The Partnership recognizes the excess of rents recognized over the amounts contractually due pursuant to the underlying leases as part of deferred rent receivable on the combined consolidated balance sheets. Any rental payments received prior to their due dates are reported in deferred revenue in our combined consolidated balance sheets.

        The Partnership's leases also typically provide for tenant reimbursement of a portion of common area maintenance expenses and other operating expenses to the extent that a tenant's pro rata share of expenses exceeds a base year level set in the lease or to the extent that the tenant has a lease on a triple net basis. Recoveries from tenants, consisting of amounts due from tenants for common area maintenance expenses, real estate taxes and other recoverable costs are recognized as revenue on an accrual basis over the periods in which the related expenditures are incurred. Tenant reimbursements are recognized on a gross basis because the Partnership is generally the primary obligor with respect to the goods and services, the purchase of which, gives rise to the reimbursement obligation; because the Partnership has discretion in selecting the vendors and suppliers; and because the Partnership bears the credit risk in the event the tenants do not reimburse the Partnership.

        Termination fees, which are included in other revenue in our combined consolidated statements of operations and comprehensive income (loss), are fees that the Partnership has agreed to accept in consideration for permitting certain tenants to terminate their lease prior to the contractual expiration date. The Partnership recognizes termination fees during the period the following conditions are met: (i) the termination agreement is executed, (ii) the termination fee is determinable, and (iii) collectability of the termination fee is assured.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments and Hedging Activities

        The Partnership is exposed to certain risks arising from both its business operations and economic conditions. The Partnership principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Partnership manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Partnership enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Partnership's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Partnership's known or expected cash receipts and its known or expected cash payments principally related to the Partnership's investments and borrowings.

        The Partnership's borrowings bear interest at variable rates. The Partnership's objective is to limit or manage its interest rate risk. To accomplish this objective, the Partnership primarily uses interest rate caps as part of its interest rate risk management strategy. Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

        The Partnership records all derivatives at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Partnership has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Partnership may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Partnership elects not to apply hedge accounting.

        For cash flow hedges, the Partnership accounts for the effective portion of the changes in fair value of derivatives in accumulated other comprehensive income in the combined consolidated balance sheets, which is subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The Partnership accounts for the ineffective portion of the changes in fair value of derivatives directly in earnings. For fair value hedges and derivatives not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivatives, is recognized in earnings, as part of unrealized gain (loss) on derivative instruments in the combined consolidated statements of operations and comprehensive income (loss), during the period of change.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

        During the periods presented, the entities included in the combined consolidated financial statements are treated as partnerships for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity's taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined consolidated financial statements.

        The Partnership analyzes its tax filing positions in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. There are no accruals for uncertain tax positions as of March 31, 2017 and December 31, 2016. The Partnership's policy is to classify interest in interest expense and penalties in general and administrative expenses in its combined consolidated statements of operations and comprehensive income (loss). There have been no interest and penalties recorded during the three months ended March 31, 2017 and 2016. The 2015 tax year remains open to examination by the domestic taxing jurisdictions to which the Partnership is subject.

Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that, in certain circumstances, affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past and current events and economic conditions. Actual results could differ from these estimates.

Risks and Uncertainties

        The Partnership is subject to risks common to companies in the commercial real estate industry, including, but not limited to, lack of demand for space in the areas where our properties are located, inability to retain existing tenants and attract new tenants, oversupply of or reduced demand for space and changes in market rental rates, defaults by our tenants or their failure to pay rent on a timely basis, the need to periodically renovate and repair our space, physical damage to our properties, economic or physical decline of the areas where our Properties are located, and potential risk of functional obsolescence of our properties over time.

Recently Issued Accounting Standards

        In May 2014, the Financial Accounting Standards Board ("FASB") issued an update ("ASU 2014-09") establishing ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. In August 2015, the FASB issued an update ("ASU 2015-14") to ASC 606, Deferral of the Effective Date, which deferred the adoption of ASU 2014-09 to interim and annual reporting periods in fiscal years that begin after

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 15, 2017. In March 2016, the FASB issued an update ("ASU 2016-08") to ASC 606, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard pursuant to ASU 2014-09. In April 2016, the FASB issued an update ("ASU 2016-10") to ASC 606, Identifying Performance Obligations and Licensing, which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued an update ("ASU 2016-12") to ASC 606, Narrow-Scope Improvements and Practical Expedients, which amends certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. In December 2016, the FASB issued an update ("ASU No. 2016-20") to ASC 606, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which provides technical corrections and improvements to clarify Topic 606 or to correct unintended application of Topic 606. In February 2017, the FASB issued an update ("ASU No. 2017-05"), Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets and simplifies GAAP for derecognition of a business or nonprofit activity by eliminating several accounting differences between transactions involving assets and transactions involving businesses. The new guidance can be applied either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. The Partnership expects that executory costs and certain non-lease components of revenue from leases (upon the adoption of ASU 2016-02), tenant service revenue and gains on sales of real estate may be impacted by the adoption of ASU 2014-09, although the Partnership expects that the impact will be to the pattern of revenue recognition and not the total revenue recognized over time. The Partnership is currently evaluating the impact of the adoption of these ASUs on the Partnership's combined consolidated financial statements and has not concluded on the method of adoption.

        In February 2016, the FASB issued an update ("ASU 2016-02"), Leases (Topic 842) ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. ASU 2016-02 requires lessees (applicable to the Partnership's ground lease obligations) to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The new guidance requires modified retrospective transition, which requires application of the new guidance at the beginning of the earliest comparative period presented in the year of adoption. The standard is effective on January 1, 2019, with early adoption permitted. The Partnership is currently in the process of evaluating the impact the adoption of ASU 2016-02 will have on the Partnership's combined consolidated financial statements. The Partnership anticipates adopting this guidance on January 1, 2019 and will apply the modified retrospective approach.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

3. ACQUIRED LEASE INTANGIBLES

        As of March 31, 2017 and December 31, 2016, the Partnership's lease intangible assets and liabilities were comprised of the following:

	March 31, 2017	December 31, 2016
Acquired lease intangible assets, net:
In-place lease value	$153,627	$153,627
Above market leases acquired, including acquired ground leases	25,528	25,528

	179,155	179,155
Accumulated amortization	(43,453)	(27,553)

	$135,702	$151,602

	March 31, 2017	December 31, 2016
Acquired lease intangibles (liabilities), net:
Below market leases acquired	$20,884	$20,884
Accumulated amortization	(4,841)	(3,877)

	$16,043	$17,007

        Amortization of acquired above-market leases, net of acquired below-market leases, resulted in a decrease in rental income by $1,135 for the three months ended March 31, 2017. Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase in rental income by $771 for the three months ended March 31, 2016. Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $13,796 and $2,856 for the three months ended March 31, 2017 and 2016, respectively.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

4. MORTGAGES PAYABLE

        The following table sets forth information regarding the Partnership's mortgages payable outstanding at March 31, 2017 and December 31, 2016, respectively:

	March 31, 2017	December 31, 2016	Interest Rate(1)	Initial Maturity Date
First Portfolio Debt:
First Mortgage	$154,000	$154,000	4.38%	December 9, 2017
Mezzanine A	27,100	27,100	9.66%	December 9, 2017
Mezzanine B	18,900	18,900	11.66%	December 9, 2017

Total	200,000	200,000

Seller Financing	10,333	10,333	3.00%	November 30, 2018
Debt discount	(69)	(122)

Seller Financing, net	10,264	10,211

Total	210,264	210,211
Deferred financing costs, net	(2,237)	(3,018)

Total First Portfolio Debt, net	208,027	207,193

Second Portfolio Debt:
First Mortgage	557,000	557,000	4.35%	October 9, 2018
Mezzanine A	100,000	100,000	7.73%	October 9, 2018
Mezzanine B	109,000	109,000	9.98%	October 9, 2018
Mezzanine C	50,000	50,000	11.98%	October 9, 2018

Total	816,000	816,000
Deferred financing costs, net	(13,013)	(15,120)

Total Second Portfolio Debt, net	802,987	800,880

Total mortgages payable	$1,011,014	$1,008,073

(2)
Except for the Seller Financing, interest rate was determined based on the interest rate margin of each loan over the LIBOR rate at March 31, 2017.

First Portfolio Debt

        In connection with the acquisition of the First Portfolio in December 2015, Workspace Property Trust, L.P., through its subsidiaries, entered into three loan agreements with as institutional lender ("First Portfolio Lender") in the aggregate amount of $200,000 ("First Portfolio Debt") and Seller Financing amounting to $10,333, or $9,696, net of discount. The First Portfolio Debt and Seller Financing are secured by 36 properties and three properties, respectively, of the First Portfolio.

        The First Portfolio Debt requires payments of interest only through its maturity date of December 9, 2017, which may be extended for another year, subject to meeting certain conditions. We have the ability and intent to exercise our one-year extension option in December 2017 if the First Portfolio Debt is not repaid prior to its initial maturity date. If we do not repay the First Portfolio

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

4. MORTGAGES PAYABLE (Continued)

Debt prior to or on its maturity date or are unable to exercise our extension option, the First Portfolio Lender could take any action available to it under the related agreements.

        The Seller Financing bears interest at fixed rates of 0% through November 30, 2016, 3% through November 30, 2017, and 6% through November 30, 2018, its maturity date. The Seller Financing also provides for an additional borrowing of up to $4,000 for certain tenant improvements and leasing costs related to the properties securing this loan, all of which was undrawn as of March 31, 2017 and December 31, 2016.

        The First Portfolio Lender has the right to modify the terms of the loan agreement to facilitate a sale or participation of the loans, provided that such modification would have no economic impact to Workspace Property Trust, L.P. On February 22, 2016, the First Portfolio Lender modified the interest rate margin on both the mortgage and mezzanine loans and reallocated the loan amount between the Mezzanine A and Mezzanine B loans. The interest rate margin on the mortgage loan decreased to 3.40% from 3.46%. Additionally, the Mezzanine A loan amount increased to $27,100 and its interest rate margin increased to 8.68% from 8.42%. Lastly, the Mezzanine B loan amount decreased to $18,900 and its interest rate margin increased to 10.68% from 10.45%. Overall, the weighted average interest of the First Portfolio Debt remained unchanged after this modification. We have evaluated this modification pursuant to ASC 470 to determine whether the modification qualified as an extinguishment or loan modification. Because the terms of the First Portfolio Debt on an aggregate basis remained unchanged, we have accounted for the modified First Portfolio Debt prospectively based on the modified interest rates. Following this modification, the First Portfolio Lender sold the Mezzanine A and Mezzanine B tranches to other third-party lenders.

        On October 3, 2016, the Mezzanine A and B loans were further amended to reflect, among other things, the addition of an exit fee of 0.5% of the loan balance due upon repayment of the loan. We have evaluated this modification as well pursuant to ASC 470 and determined that the terms of these amendments were not substantially different from the terms of the previous mezzanine loan agreements. As a result, we have accounted the modified mezzanine loans prospectively based on the modified terms, and are recognizing our obligation to pay the exit fee as an adjustment of interest expense over the remaining term.

        The First Portfolio Debt is subject to certain financial covenants. We were in compliance with these financial covenants as of March 31, 2017 and December 31, 2016.

        Workspace Property Trust, L.P., RV Office, LLC, Rizk Capital, LLC, RVFP General Partner LLC, Forum Partners Investment Management LLC, and Forum Holdings BV, who own varying equity interests in Workspace Property Trust, L.P., jointly and severally, have provided a customary nonrecourse carve-out guaranty with respect to the First Portfolio Debt.

        At March 31, 2017 and December 31, 2016 and 2015, the gross carrying amount of the properties collateralizing the First Portfolio Debt was approximately $235,596, $234,463 and $232,214 respectively.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

4. MORTGAGES PAYABLE (Continued)

Second Portfolio Debt

        In connection with the acquisition of Second Portfolio in October 2016, Workspace Property Trust, L.P., through its subsidiaries, entered into four borrowings with an institutional lender ("Second Portfolio Lender") (collectively, the "Second Portfolio Debt") in the aggregate amount of $816,000. The Second Portfolio Debt requires payments of interest only through its maturity date, which may be extended for three terms of one year each, subject to meeting certain conditions.

        On December 15, 2016, the Second Portfolio Lender assigned the Mezzanine C Loan to a third-party lender. The original loan agreement was replaced with a new financing agreement, which substantially changed the terms of the loan. As a result of this modification, we recognized a loss on extinguishment of debt of $1,093 in December 2016, which was related to the unamortized deferred financing costs.

        The Second Portfolio Debt is subject to certain financial covenants. We were in compliance with these financial covenants as of March 31, 2017, and December 31, 2016.

        WPT and RVFP WS GP, LLC, general partner of Workspace RVFP, have provided a customary nonrecourse carveout guarantee with respect to the Second Portfolio Debt.

        At March 31, 2017 and December 31, 2016, the gross carrying amount of the properties collateralizing the Second Portfolio Debt was approximately $834,260 and $830,595, respectively.

Contractual Maturities

        The scheduled principal maturities of mortgages payable as of March 31, 2017 were as follows:

2017	$200,000
2018	826,333

$1,026,333

5. REDEEMABLE PREFERRED EQUITY

        In connection with the acquisition of the Second Portfolio on October 3, 2016, Workspace Property Trust, L.P. also issued a $99,000 preferred equity interest to SM WPT Preferred LLC, an affiliate of Square Mile Capital Management LLC ("Square Mile"). The Preferred Equity bears a 14% return ("Preferred Return") through the Transition Date (as defined below), and from the Transition Date, a 17.5% return, compounded monthly, of which eight percent (8% or current return) will be paid in full currently before any permitted distributions are made to the limited partners of Workspace Property Trust, L.P., with the remainder of the Preferred Return ("PIK interest") added to the principal amount on which the current return is calculated and paid. The PIK interest will be paid in cash based on the permitted distributions and payments. The Transition Date is the later of the First Portfolio Debt or the Second Portfolio Debt maturity date, including any extensions in accordance with the existing terms of the related loan agreements.

        The Preferred Equity will mature on October 3, 2019 ("Initial Maturity Date"), subject to three one-year extension options. The extension options are contingent on the extension of the maturity dates

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

5. REDEEMABLE PREFERRED EQUITY (Continued)

of the First Portfolio and Second Portfolio Debt and that no event of defaults exists, among others. The Preferred Equity is mandatorily redeemable in full after six years from issuance date or no later than October 3, 2022, and therefore we have accounted for it as debt.

        We may redeem, at any time, the Preferred Equity subject to the payment of an amount sufficient to cause Square Mile to receive an amount equal to (1) 17% internal rate of return per annum, compounded quarterly ("17% IRR"), on the Preferred Equity plus (2) to the extent not paid, (a) a redemption fee, in the nature of yield maintenance, which, when added to the 17% IRR, and all prior payments from us to Square Mile, of an amount equal to the product of (i) 1.5 (or, if a trigger event, similar to an event of default, shall have occurred on or after the Transition Date, 1.55) and (ii) the peak amount of the Preferred Equity invested by Square Mile, irrespective of the balance at the time of such redemption (collectively, the "Minimum Multiple Amount"); provided, however, that the portion of the default return payable to Square Mile or the portion of the Preferred Return payable to Square Mile after the Transition Date, as applicable, that exceeds 14% per annum, compounded monthly, shall not be included for this purpose in determining whether Square Mile has received a 17% IRR or the Minimum Multiple Amount. Accordingly, we recognize interest expense at a rate equal to 17%, which accretes the Preferred Equity balance to its redemption value at the Transition Date. As of March 31, 2017 and December 31, 2016, the carrying value of the Preferred Equity, net of unamortized offering costs of $1,386 and $1,522, was $101,910 and $99,585, respectively. Assuming no prepayments of PIK interest or principal amount, the maximum amount to redeem this Preferred Equity on March 31, 2017 would be $144,513. Assuming the payment of interest as required through October 3, 2019 and no triggering events occur requiring prepayment prior to that date, we will owe $122,485 to settle this instrument on that date.

        The Preferred Equity is subject to certain financial covenants. We were in compliance with these covenants as of March 31, 2017 and December 31, 2016.

6. REVOLVING CREDIT FACILITY

        On October 31, 2016, Workspace Property Trust, L.P., entered into a revolving credit facility with a maximum combined loan amount or letters of credit of $10,000 arranged by Key Bank National Association. We have the option to select the interest rate type with each borrowing request; either LIBOR plus 5.75% or the prime rate plus 4.75%. In addition to the interest payments, we are required to pay an unused line fee at 0.75% per annum calculated daily based on the unused commitment balance, and a letter of credit fee at a rate based on the spread of the revolving credit facility multiplied by the undrawn amount of letter of credit. The revolving credit facility matures on October 9, 2018. As of March 31, 2017 and December 31, 2016, there was no outstanding loan balance or letters of credit under the revolving credit facility.

        The revolving credit facility is subject to certain financial covenants. We were in compliance with these covenants as of March 31, 2017 and December 31, 2016.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

7. RELATED PARTY TRANSACTIONS

Allocated Costs

        The Partnership reimburses its affiliates for any costs of doing business on its behalf. During the three months ended March 31, 2017 and 2016, the Partnership incurred costs of $0 and $20, respectively, which were included in the general and administrative expenses in the combined consolidated statements of operations and comprehensive income (loss).

        Thomas A. Rizk, Chief Executive Officer, and Roger W. Thomas, President and Chief Operating Officer, who oversee the operations of the Partnership, own varying equity interests in the Partnership and its affiliates. The Partnership does not provide any compensation in any form for the services they rendered during the three months ended March 31, 2017 and 2016.

Other

        Due from related parties as of March 31, 2017 and December 31, 2016 amounting to $53 and $43, respectively, represents non-interest bearing working capital advances to certain affiliates.

8. FAIR VALUE MEASUREMENTS

        We are required to disclose the fair value information of our financial instruments, whether or not recognized in the combined consolidated balance sheets, for which it is practical to estimate fair value. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Partnership measures and/or discloses the fair value of financial assets and liabilities based on a hierarchy that distinguishes market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. The hierarchy consists of the following three levels:

  •
  Level 1—Valuations using unadjusted quoted prices for assets and liabilities traded in active markets.

  •
  Level 2—Valuations are determined using observable prices that are based on inputs not quoted in active markets, but corroborated by market data. Fair values are primarily obtained from third party pricing services for identical or comparable assets and liabilities.

  •
  Level 3—Valuations for assets and liabilities that are derived from other valuation methodologies such as discounted cash flow models or appraisals, and are not based on market pricing. These valuations are generally based on property level cash flow projections and assumptions that are not observable in the market.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

8. FAIR VALUE MEASUREMENTS (Continued)

        The table below presents the Partnership's assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and December 31 2016, respectively, aggregated by their levels in the fair value hierarchy:

	March 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments	$955	$—	$955	$—

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments	$995	$—	$995	$—

        Currently, the Partnership uses interest rate caps to manage its interest rate risk. The valuation of these instruments are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and option volatility. The Partnership also incorporates credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements. Although the Partnership has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. However, as of March 31, 2017 and December 31, 2016, the Partnership has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Partnership has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

        The financial assets and liabilities that are not measured at fair value on our combined consolidated balance sheets include cash and cash equivalents, restricted cash, tenant and other receivables, accounts payable and other liabilities, mortgages payable, preferred equity and our revolving credit facility. The fair value of cash, restricted cash, tenant and other receivables, and accounts payable and other liabilities approximate their carrying values due to their short-term nature. The fair values of our mortgages payable and preferred equity which are classified as Level 3, are estimated by discounting the contractual cash flows of each debt obligation to their present value using the adjusted market interest rates, which was provided a by a third party specialist.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

8. FAIR VALUE MEASUREMENTS (Continued)

        The table below provides the carrying value, excluding the associated deferred financing costs, and fair value of the first mortgage loans, mezzanine loans and preferred equity as of March 31, 2017 and December 31, 2016, respectively:

	March 31, 2017		December 31, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
First mortgage loans	$721,264	$721,242	$721,211	$721,184
Mezzanine loans	305,000	306,617	305,000	306,599
Preferred equity	103,296	103,296	101,107	101,107

	$1,129,560	$1,131,155	$1,127,318	$1,128,890

9. DERIVATIVE AND HEDGING ACTIVITIES

        In connection with the financing of the acquisition of the Second Portfolio, which closed in October 2016, the Partnership entered into four interest rate cap agreements that effectively capped LIBOR at 1.75%. These interest rate cap agreements with a combined notional value of $816,000 will mature on October 15, 2018.

        In connection with the financing of the acquisition of the First Portfolio, which closed in December 2015, the Partnership entered into three interest rate cap agreements that effectively capped LIBOR at 1.00%. These interest rate cap agreements with a combined notional value of $200,000 will mature on December 15, 2017.

        The interest caps relating to the Second Portfolio were designated as qualifying cash flow hedging instruments. The interest caps relating to the First Portfolio were not designated as hedges. The table below presents the fair value of the Partnership's derivative financial instruments as well as their classification on the combined consolidated balance sheets as of March 31, 2017 and December 31, 2016, respectively.

	Balance Sheet Location	March 31, 2017	December 31, 2016
Interest rate caps—not designated as hedging instruments	Prepaid expenses and other assets	$280	$156
Interest rate caps—designated as cash flow hedges	Prepaid expenses and other assets	675	839

		$955	$995

        The tables below present the effect of the Partnership's derivative financial instruments on the combined consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2017 and 2016, respectively.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

9. DERIVATIVE AND HEDGING ACTIVITIES (Continued)

Derivatives not designated as hedging instruments

		Amount of Gain (Loss) Recognized in Income on Derivative
		Three Months Ended March 31,
	Location of Gain or (Loss) Recognized in Income on Derivative
		2017	2016
Interest rate caps	Unrealized gain (loss) on derivative instruments	$124	$(624)

Derivatives designated as hedging instruments

				Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)
	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Effective Portion)
			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income				Amount of Gain (Loss) Recognized into Income (Ineffective Portion)
	Three Months Ended March 31,			Three Months Ended March 31,		Location of Gain Recognized in Income on Derivative	Three Months Ended March 31,
	2017	2016		2017	2016		2017	2016
Interest Rate Caps	$(164)	$—	Unrealized loss on derivative instruments	$—	$—	Unrealized loss on derivative instruments	$—	$—

10. RENTAL INCOME

        The Partnership leases properties to tenants under operating leases with various expiration dates through 2031. Certain leases have renewal options for additional terms. There was no single tenant that makes up more than 10% of the revenues in aggregate.

11. COMMITMENTS AND CONTINGENCIES

Legal Matters

        The Partnership is involved from time to time in litigation on various matters, including disputes with tenants and disputes arising out of agreements to purchase or sell properties. Given the nature of the Partnership's business activities, these lawsuits are considered routine to the conduct of its business. The result of any particular lawsuit cannot be predicted, because of the very nature of litigation, the litigation process and its adversarial nature, and the jury system. The Partnership will establish reserves for specific legal proceedings when we determine that the likelihood of an unfavorable outcome is probable and when the amount of loss is reasonably estimable. The Partnership does not expect that the liabilities, if any, that may ultimately result from such legal actions will have a material adverse

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

effect on the combined consolidated financial position, results of operations or cash flows of the Partnership.

Environmental Matters

        As an owner of real estate, the Partnership is subject to various environmental laws of federal, state, and local governments. The Partnership's compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Partnership does not believe it will have a material adverse effect in the future. However, the Partnership cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current Properties or on properties that the Partnership may acquire.

Other

        As of March 31, 2017, the Partnership was obligated to pay for tenant improvements that are not yet completed up to a maximum of $7,948.

12. SEGMENT REPORTING

        The Partnership owns and operates office and flex properties. At March 31, 2017, the Partnership's reportable segments by geographic area, which are based on the Partnership's method of internal reporting and management, are in the Philadelphia, Minneapolis, Phoenix, South Florida and Tampa markets. Corporate liabilities include corporate level debt. Corporate net operating income includes operating expenses not allocable to any particular operating segment.

        The Partnership evaluates the performance of and allocates resources to its reportable segments based on net operating income. The accounting polices of the reportable segments are the same as those of the Partnership. The Partnership believes net operating income is useful as a performance measure because, when compared across periods, net operating income reflects the income that the Partnership realizes from its core business before other expenses are accounted for and the impact on operations from trends in occupancy rates, rental rates, on an unleveraged basis, providing a better perspective not apparent when using net income as a measure of performance. Net operating income is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States and it is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

        Net operating income includes rental revenues less operating expenses, which relate directly to the management and operation of the assets within each reportable segment. Net operating income does not include general and administrative expenses, transaction related costs, interest expense, depreciation and amortization expense, loss on extinguishment of debt and unrealized loss on derivative instruments. There were no transactions between reportable segments.

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

12. SEGMENT REPORTING (Continued)

        The operating information by reportable segment is as follows (in thousands):

	Philadelphia	Minneapolis	Phoenix	South Florida	Tampa	Corporate	Total
Total revenues:
Three months ended:
March 31, 2017	$20,357	$6,602	$4,398	$8,043	$7,315	$6	$46,721
March 31, 2016	$11,707	$—	$—	$—	$—	$25	$11,732
Net operating income:
Three months ended:
March 31, 2017	$12,665	$3,748	3,470	$5,056	$5,025	$6	$29,970
March 31, 2016	$7,325	$—	$—	$—	$—	$25	$7,350
Total Assets
As of:
March 31, 2017	$484,675	$156,761	$172,726	$221,628	$170,952	$37,618	$1,244,360
December 31, 2016	$489,843	$159,592	$175,233	$224,606	$174,498	$36,718	$1,260,490

Workspace Property Trust Predecessor

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited, dollars in thousands, unless otherwise stated)

12. SEGMENT REPORTING (Continued)

        The following is the reconciliation of net operating income to net loss (in thousands):

	Three Months Ended March 31
	2017	2016
Net operating income	$29,970	$7,350
General and administrative	(3,260)	(542)
Depreciation and amortization	(23,456)	(5,591)
Transaction related costs	(28)	(33)
Interest expense	(22,112)	(3,291)
Unrealized gain (loss) on derivative instruments	124	(624)

Net loss	$(18,762)	$(2,731)

13. RETIREMENT PLAN

        The Partnership has a 401(k) Savings/Retirement Plan, or the 401(k) Plan, that covers all eligible employees. The 401(k) Plan provides for the Partnership to match 100% of the first 1% and 50% of the next 2% to 6% of the annual compensation by each eligible employee. For the three months ended March 31, 2017 and 2016, the Partnership made matching contributions of $44 and $14, respectively.

14. SUBSEQUENT EVENTS

        The Partnership evaluated all events and transactions that occurred after March 31, 2017 up through June 30, 2017, the date these combined consolidated financial statements were available to be issued and noted no matters requiring disclosure in these combined consolidated financial statements.

The Second Portfolio

Report of Independent Auditors

The Partners and Board of Managers
RVFP WS GP, LLC

        We have audited the accompanying Combined Statement of Revenues and Certain Expenses (the "Financial Statement") of the Second Portfolio for the year ended December 31, 2015, and the related notes to the Financial Statement.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of the Financial Statement in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the Financial Statement that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the Financial Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Financial Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Financial Statement.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the Financial Statement referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 2 of the Second Portfolio for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 2 to the Financial Statement, the Financial Statement has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Workspace Property Trust, and is not intended to be a complete presentation of the Second Portfolio's revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 30, 2017

The Second Portfolio

Combined Statements of Revenues and Certain Expenses

(dollars in thousands)

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
	(unaudited)
Revenues
Rental revenue	$67,014	$89,384
Tenant reimbursements	33,737	46,936
Other revenue	644	5,251

Total revenues	101,395	141,571

Certain expenses
Operating expenses	17,670	25,789
Real estate taxes	13,362	17,433
General and administrative	44	45

	31,076	43,267

Revenues in excess of certain expenses	$70,319	$98,304

See accompanying notes to the combined statements of revenues and certain expenses.

The Second Portfolio

Notes to the Combined Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2016 (unaudited) and Year Ended December 31, 2015

(dollars in thousands)

1. Background and Organization

        On December 3, 2016, WPT Land 2 LP acquired 108 commercial office and flex buildings with 7.6 million square-feet of rentable space (unaudited) and 24.2 acres of land (unaudited) (the "Properties" or the "Second Portfolio") located at various locations primarily in Minnesota, Pennsylvania, Arizona and Florida from an unaffiliated third party for a purchase price of approximately $969.0 million.

2. Significant Accounting Policies

Basis of Presentation

        The Combined Statements of Revenues and Certain Expenses (the "Financial Statements") is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). The Second Portfolio was wholly-owned and managed by the previous owner. Therefore, the Financial Statements were prepared on a combined basis due to common control and management.

        The accompanying Financial Statements relate to the Properties and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the Financial Statements are not representative of the actual operations for the periods presented as certain revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Properties, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above- and below-market leases.

        These Financial Statements have been prepared for the most recent fiscal year prior to the acquisition as the acquisition was from an unrelated third party. Additionally, the Financial Statements have been prepared on a combined basis to include all of the properties purchased from the unaffiliated third party seller as part of the same transaction.

Revenue Recognition

        The Properties recognize rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

        Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Properties are generally the primary obligors with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and bear the associated credit risk.

        Termination fees, which are included in other revenue in the Financial Statements, are fees that the Properties have agreed to accept in consideration for permitting certain tenants to terminate their lease prior to the contractual expiration date. The Properties recognize termination fees during the period the following conditions are met: (i) the termination agreement is executed, (ii) the termination fee is determinable, and (iii) collectability of the termination fee is assured.

The Second Portfolio

Notes to the Combined Statements of Revenues and Certain Expenses (Continued)

For the Nine Months Ended September 30, 2016 (unaudited) and Year Ended December 31, 2015

(dollars in thousands)

2. Significant Accounting Policies (Continued)

Operating Expenses

        Property operating expenses represent the direct expenses of operating the Properties and include costs that are expected to continue in the ongoing operations of the Properties.

Use of Estimates

        The preparation of the Financial Statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3. Future Minimum Rent

        The Properties are leased to tenants under non-cancelable operating leases with expirations through 2039. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs.

        As of December 31, 2015, the future minimum cash rents to be received over the next five years and thereafter for non-cancelable operating leases are as follows:

2016	$89,344
2017	74,819
2018	60,535
2019	42,538
2020	32,515
Thereafter	68,586

$368,337

4. Commitments and Contingencies

        The Properties are not involved in any material litigation nor, to management's knowledge, was any material litigation threatened against the Properties which if adversely determined could have a material adverse impact on us other than routine litigation arising in the ordinary course of business or litigation that is adequately covered by insurance.

5. Subsequent Events

        The Properties have evaluated subsequent events through June 30, 2017, the date the Financial Statements were available to be issued, and noted no items requiring adjustment or additional disclosures in these Financial Statements.

Workspace Property Trust

Common Shares

PROSPECTUS

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch

        Through and including                        , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The expenses expected to be incurred by us in connection with the registration and distribution of the securities being registered under this registration statement are as follows (all amounts are estimates other than the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees):

SEC Registration Fee	*
NYSE Listing Fee	*
FINRA Filing Fee	*
Printing Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Trustee and Officer Liability Insurance Premium	*
Miscellaneous	*

Total	*

*
To be furnished by amendment.

Item 32.    Sales to Special Parties.

        On June 22, 2017, in connection with the initial capitalization of our company, we issued 100 common shares to RVFP, L.P., an affiliate of us, as the sole shareholder for an aggregate purchase price of $1,000.

Item 33.    Recent Sales of Unregistered Securities.

        On June 22, 2017, in connection with the initial capitalization of our company, we issued 100 common shares to RVFP, L.P., an affiliate of us, as the sole shareholder for an aggregate purchase price of $1,000. The shares were issued in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act as a transaction not involving a public offering. We will repurchase these common shares in connection with this offering.

        In connection with the formation transactions, we will issue an aggregate of                common shares and our operating partnership will issue an aggregate of                common units with an aggregate value of $             million, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, to participants in the formation transactions that are transferring interests to us in the entities that own our properties and other assets prior to the formation transactions in consideration of such transfer. Each such person had a substantive pre-existing relationship with us. The issuance of such shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.    Indemnification of Trustees and Officers.

        Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our declaration of trust contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

        Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the MGCL.

        The MGCL requires a corporation (unless its charter provides otherwise, which our declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our declaration of trust does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

        In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification, upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our declaration of trust authorizes us to obligate our company, and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to: (1) any individual who is a present or former trustee or officer of ours and who is made a party to the proceeding by reason of his or her service in that capacity or (2) any individual who, while a trustee of ours and at our request, serves or has served a corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a trustee, officer, partner, trustee or member of such corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. We may, with the approval of our board of trustees, provide such indemnification and advance for expenses to a person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours. Our bylaws also provide that any indemnification or payment or reimbursement of the expenses permitted by our bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the MGCL for directors of Maryland corporations and permit us to provide to trustees, officers and shareholders such other and further indemnification or payment or reimbursement of expenses, to the fullest extent permitted by the MGCL for directors of a Maryland corporation.

        We expect to enter into indemnification agreements with each of our executive officers, trustees and trustee nominees, whereby we will agree to indemnify our executive officers, trustees and trustee nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

        The partnership agreement of our operating partnership also provides that we, as general partner, are indemnified to the extent provided therein. The partnership agreement further provides that our trustees, officers, employees, agents and designees are indemnified to the extent provided therein.

        Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We expect to obtain an insurance policy under which our trustees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act.

Item 35.    Treatment of Proceeds from Shares Being Registered.

        Not applicable.

Item 36.    Financial Statements and Exhibits.

(a)
Financial Statements.

        See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b)
Exhibits.

        The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

Item 37.    Undertakings.

        The undersigned registrant hereby undertakes that:

          1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                        , 2017.

WORKSPACE PROPERTY TRUST
By:
Name:
Title:

        KNOW ALL MEN BY THESE PRESENTS, that each of the persons below constitutes and appoints each of            , or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

EXHIBIT INDEX

Exhibit		Exhibit Description
1.1	*	Form of Underwriting Agreement

3.1	*	Articles of Amendment and Restatement of Workspace Property Trust

3.2	*	Amended and Restated Bylaws of Workspace Property Trust

5.1	*	Opinion of Ballard Spahr LLP regarding the validity of the securities being registered

8.1	*	Opinion of Seyfarth Shaw LLP regarding certain tax matters

10.1	*	Form of Limited Partnership Agreement of Workspace Property Trust, L.P.

10.2	*	2017 Equity Incentive Plan

21.1	*	List of Subsidiaries of Workspace Property Trust

23.1	*	Consent of Ernst & Young, LLP

23.2	*	Consent of Jones Lang LaSalle Americas, Inc.

23.3	*	Consent of Seyfarth Shaw LLP (included in Exhibit 8.1)

23.4	*	Consent of Ballard Spahr LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on the signature page to this registration statement)

99.1	*	Consent of to be named as trustee nominee.

*
To be filed by amendment.